
10015192


VITERRA™

2009 Annual Financial Review

creating connections


Growing
Grains

TO


Growing
Markets


082-05037
RECEIVED
SUPPL





contents

Every day, Viterra is creating connections. From operations to opportunities. From core values to continuing success. And, most of all, from farmers to destination customers.

We focus on accessing and delivering high-quality ingredients to food processors. We have built a reliable chain of supply – providing farmers with programs and services and delivering large volumes of finished grains and oilseeds to destination customers around the world.

Our long-term partnerships help position Viterra for growth on a global scale, strengthening our connections and adding value for our investors.

Viterra's common shares are listed on the Toronto Stock Exchange (TSX) under the symbol VT, and its CDIs are listed on the Australian Securities Exchange (ASX) under the symbol VTA.


VITERRA™
Essential ingredients. Global success.



LETTER TO SHAREHOLDERS 1

MANAGEMENT'S DISCUSSION AND ANALYSIS 5 – 59

AUDITORS' REPORT TO THE SHAREHOLDERS OF VITERRA INC. 60

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS 60

CONSOLIDATED FINANCIAL STATEMENTS 61 – 64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 65 – 92

OFFICERS OF VITERRA 93 – 94

INVESTOR INFORMATION 95 – 96

connections

LETTER TO SHAREHOLDERS



Fiscal 2009 was a defining year for Viterra, one that broadened our global presence and established our leadership position in the supply of high-quality food ingredients to customers around the world.

Through our combination with ABB Grain Ltd ("ABB") in Australia, we gained a strong and strategically important foothold with new sources of supply in close proximity to growing markets in Asia. Viterra now has facilities and offices on four continents, giving us a greater ability to meet the growing demand for food ingredients throughout the world.

Our growth in 2009 represents another significant step in the transformation of our Company. Over the past decade, we have shown great resilience and discipline, establishing a reputation for efficiently run operations and the delivery of high-quality products and services. The benefits have translated into significant growth in market capitalization, which, since January 2005, has increased from approximately $80 million to nearly $4 billion today, demonstrating the steady progress of our operational excellence and growth strategies and the continuing support of our investors.

Now we are focused on the further expansion of our enterprise, and we are creating connections that add to our ability to serve shareholders, destination customers, farmers, and employees.

With urbanization in many countries reducing the amount of arable land, food producers are being asked to do more with less. This rising demand for agricultural productivity must be achieved without compromising the land and resources needed for long-term, sustainable production.

Viterra's people bring a range of knowledge and perspectives that are ideally suited to address this challenge, and our commitment to innovation and performance excellence will amplify our opportunities.

Driven by an entrepreneurial spirit, we will build on our position of strength and enhance our brand as a leading provider of high-quality food ingredients.

COMBINING PERFORMANCE WITH GROWTH

While commodity prices declined in 2009 relative to 2008, the demand for food – and the value of food ingredients – is expected to increase over the long term. The Food and Agriculture Organization ("FAO") of the United Nations estimates that prices for food commodities will be at least 25% higher in the decade ahead.

These projections are in keeping with our analysis and are the foundation upon which we are identifying our future path for growth. At the same time, we remain firmly focused on optimizing operational performance to ensure that we are delivering value from our strategic position in the marketplace.

In fiscal 2009, our consolidated sales and other operating revenues reached $6.6 billion, which compared to $6.8 billion in 2008. Operationally, Viterra performed well in an environment of declining commodity prices, particularly in our grain operations, where we shipped 17.0 million tonnes of grains and oilseeds, a record for our North American operations. In Agri-products, we stayed focused on delivering to our customers' specific needs, even while experiencing some challenging weather early in the growing season. We saw fertilizer pricing and margins significantly impact financial performance in that segment.

Net earnings were $113.1 million for 2009, or $0.45 per share compared to $288.3 million or $1.31 per share in 2008. Cash flow from operations remained strong at $223.4 million, while free cash flow (prior to working capital changes and after capital expenditures) was $148.1 million.

I invite readers to review Management's Discussion and Analysis, which is contained in our Financial Review, for a thorough discussion of our 2009 performance.

We executed our transaction with ABB and, as promised, retained a very strong balance sheet. The total value of this transaction was $1.4 billion, achieved through an offering to ABB shareholders of a combination of equity and cash, in which ABB shareholders elected the maximum share consideration. The transaction was completed on September 23, 2009. At October 31, 2009, our total debt-to-capital ratio was 31%, and we had over $1 billion of cash and short-term investments on the balance sheet.

The integration of our Australian operations will create cross-pollination – bringing together the best systems, ideas and people from two distinct agricultural regions. We anticipate benefits on both sides, making Viterra a stronger Company globally. Current expectations are for synergies of approximately $30 million, delivered we believe, over the next 24 months.

We completed the year as a more geographically diverse Company, yet we maintained the financial stability that has become our hallmark. It is this discipline that will allow us to explore additional opportunities as we move forward, while being careful stewards of the financial resources entrusted to us by our shareholders and lenders.

Our investment guidelines and profile are clear: we strive for profitable growth by investing to earn more than our cost of capital. We intend to maintain a healthy balance sheet with a debt-to-capital ratio of between 30% and 40%. We prefer existing businesses with a low risk profile and that naturally fit our core competencies. Where we see a strategic fit or opportunities to acquire companies that are scalable and are consistent with our value-chain approach, we will act.

THE GROWING FOCUS ON FOOD

There is a fundamental driver behind our business: the world is going to need more food.

The global population is expected to increase from its current 6.8 billion people to 9.0 billion by 2050. To meet the needs of this burgeoning population, it is estimated that food production must increase by 70%, with an additional 1 billion tonnes of cereal crops and 200 million tonnes of meat requirements.

While these are long-term projections, it is important to note that the impact is a reality today. It is an ongoing story -- and one that is unfolding at an increasingly rapid rate.

Countries around the world will be required to significantly increase their investment in seed technology, fertilizer and infrastructure to support additional food production. Viterra's value chain is built around these growing needs.

1

as at October 31, 2009

Viterra has over $1 billion of cash and short-term investments.

$80 million	**$4 billion**
2005 January 31	2009 October 31

Viterra's market capitalization has grown to nearly $4 billion.

31

as at October 31, 2009

Debt-to-capital ratio.

The key, however, is our ability to collect and market grain to geographically diverse areas. Our high throughput port terminals on Canada's West Coast are an important gateway to the Pacific Rim, while Thunder Bay, Ontario serves Europe and the United States ("U.S."). Our Australian operations optimize movement of grain and non-grain commodities to Asian countries and provide another source by which we can satisfy customers.

Our global operations provide access to the largest export origination for the core ingredients we handle. Canada and Australia comprise over 40% market share of the world's aggregate wheat, barley and canola exports. With our geographic diversity, multiple originations and shipping capabilities, we can arbitrage vessel logistics, a valuable advantage as we build relationships with destination customers around the world.

In November, we opened an international trading office in Geneva, Switzerland. It is strategically located in the commodity trading capital of the world. Our team is responsible for developing new relationships and identifying opportunities in European regions where a large portion of the world's new grain production will be grown in the future.

Some areas, like the Black Sea region of eastern Europe, will play an increasingly important role in addressing global food demand, but the area also presents greater risk. According to the U.S. Food and Agriculture Policy Research Institute ("FAPRI"), net trade exports of wheat, barley and canola from this region alone will increase by 7.6 million tonnes over the next 10 years. That makes it important for us to start building relationships in this area. We will approach the region with the same patience and diligence that has characterized our previous actions.

In other areas of the world, our trading offices in Japan, Singapore and China put us closer to destination customers, providing us better insights and understanding of their needs and challenges, while accessing better market intelligence on a global scale.

Much change is occurring around the world, and we must be prepared. For instance, it has been reported that Saudi Arabia will end domestic wheat production by 2016 to conserve water. This could result in imports of more than 2.5 million tonnes of wheat per year. In order to be competitive, Canada – and Viterra as the largest grain company in this nation – must ensure that we are efficient, competitive, and have high-quality products available to meet these growing appetites.

Given the anticipated rise in global food consumption, we believe our activities now position us for growth and success in the years ahead.




NORTHERN EUROPE
Wheat, Oats, Mustard, Flax, Canary Seed, Pulses, etc.
SOUTHERN EUROPE
Wheat, Durum, Peas, Lentils, Beans, Mustard, etc.
ASIA
Wheat, Malt Barley, Feed Barley, Canola, Canary Seed, Mustard, Cottonseed, Pulses, etc.
NORTH AMERICA
Wheat, Feed Barley, Malt Barley, Canola, Durum, Flax, Mustard, Oats, Rye, Pulses, etc.
MIDDLE EAST
Wheat, Barley, Canola, Feed Barley, Pulses, etc.
AFRICA
Wheat, Durum, Beans, Mustard, etc.
SOUTH AMERICA
Wheat, Malt Barley, Beans, Canary Seed, etc.
AUSTRALIA
Wheat, Barley, Malt Barley, Canola, Durum, Mustard, Oats, etc.

VITERRA'S GLOBAL MARKETS

Viterra exports premium-quality ingredients to over 50 countries worldwide.

A LEVEL OF TRUST

While our physical assets are essential for our success, Viterra is also distinguishing itself through our commitment to reliable supply, food quality and food safety.

Viterra has transformed from a handler of raw commodities to become a preferred supplier of high-quality food ingredients, with operations tailored to meet the specific needs of destination customers around the world. We have designed systems and processes that protect the integrity of the ingredients supply, allowing us to build stronger connections to world-class business partners and enabling us to receive a premium for our products.

In short, we have established a level of trust that is deeply valued by customers, employees and our communities.

This begins with our commitment to Viterra's core values of integrity, trust, respect and high performance. By remaining steadfast in our commitment to these values, we have given our people the ability to take pride in their Company – and they, in turn, have made us exceedingly proud of their efforts.

This becomes an important point of differentiation – one that helps us attract the brightest employees and the best customers. This is an important building block for our Company, one we will defend vigorously as we continue to grow.

A PLATFORM FOR GROWTH

As we look ahead to fiscal 2010 and beyond, we believe we are well positioned to continue to deliver results for our stakeholders.

We have the infrastructure to compete on a global level and the relationships to fuel future growth. Most importantly, we have built a team of people who are committed to our vision and goals, who are motivated to help Viterra achieve new levels of success and who are relentlessly focused on creating value.

Given the increasing importance of food ingredients, we expect considerable opportunities to generate additional value for our stakeholders, particularly in the value-added sector. In North America, we intend to expand our service offerings and agri-products retail presence and bring more proprietary products to farmers to reduce their risk. In our processing operations, we will look for acquisitions that enable us to capitalize on core capabilities while addressing the growing demand for healthy food ingredients.

Our ability to achieve this will always be closely linked to our core values and our continued commitment to serving the farmers, destination customers and communities who view Viterra as a trusted business partner.

Creating connections is about building on these relationships. It is about connecting supply and demand and farmers to consumers to build a successful, enduring and prosperous future for our Company.

Mayo Schmidt

MAYO SCHMIDT

President and Chief Executive Officer

management's discussion and analysis

(all funds are in Canadian dollars, unless otherwise noted)

1. **RESPONSIBILITY FOR DISCLOSURE** 6
2. **COMPANY OVERVIEW** 6
3. **BUSINESS MODEL** 6
   - 3.1 **North American Business Model** 6
   - 3.2 **Australian Business Model** 7
   - 3.3 **Agri-products** 8
     - 3.3.1 Agri-products – North America 8
     - 3.3.2 Agri-products – Australia 10
   - 3.4 **Grain Handling and Marketing** 10
     - 3.4.1 Grain Handling and Marketing – North America 10
     - 3.4.2 Grain Handling and Marketing – Australia 12
   - 3.5 **Food Processing** 14
     - 3.5.1 Food Processing – North America 14
     - 3.5.2 Food Processing – Australia 16
   - 3.6 **Feed Products** 17
     - 3.6.1 Feed Products – North America 17
     - 3.6.2 Feed Products – New Zealand 19
   - 3.7 **Financial Products** 19
4. **STRATEGIC DIRECTION** 20
5. **CORE CAPABILITIES** 22
   - 5.1 **Solid Financial Position and Strong Operating Leverage in Uncertain Times** 22
   - 5.2 **Healthy Customer Base** 23
   - 5.3 **Diversified and Modern Facility Assets** 23
   - 5.4 **Efficient Network/Logistics Expertise** 23
   - 5.5 **Quality Control** 24
   - 5.6 **Customer Focused** 24
   - 5.7 **Agronomic Services** 24
   - 5.8 **Proprietary Seed Varieties** 24
6. **QUARTERLY FINANCIAL INFORMATION** 25
     - 6.1.1 Quarterly Seasonality and Trends – North America 25
     - 6.1.2 Quarterly Seasonality and Trends – Australia 26
7. **CONSOLIDATED QUARTERLY OPERATING RESULTS** 28
   - 7.1 **Grain Handling and Marketing** 30
   - 7.2 **Agri-products** 30
   - 7.3 **Food Processing** 31
   - 7.4 **Feed Products** 31
   - 7.5 **Financial Products** 32
   - 7.6 **Corporate** 32
8. **ANNUAL FINANCIAL INFORMATION** 32
   - 8.1 **Summary of Consolidated Results** 32
   - 8.2 **Grain Handling and Marketing** 34
     - 8.2.1 Industry Shipments 35
     - 8.2.2 Viterra Shipments – North America 36
     - 8.2.3 Segment Results 36
   - 8.3 **Agri-products** 36
   - 8.4 **Food Processing** 37
   - 8.5 **Feed Products** 38
   - 8.6 **Financial Products** 39
   - 8.7 **Corporate** 40
   - 8.8 **Outlook** 40
9. **LIQUIDITY AND CAPITAL RESOURCES** 42
   - 9.1 **Cash Flow Information** 42
     - 9.1.1 Operating Activities 42
     - 9.1.2 Investing Activities 43
   - 9.2 **Non-Cash Working Capital** 43
   - 9.3 **Financing Activities** 44
   - 9.4 **Debt Ratings** 45
   - 9.5 **Contractual Obligations** 46
10. **OUTSTANDING SHARE DATA** 46
11. **RESTRUCTURING AND INTEGRATION MATTERS** 46
12. **OFF BALANCE SHEET ARRANGEMENTS** 47
   - 12.1 **Pension Plans** 47
   - 12.2 **Viterra Financial** 48
13. **RELATED PARTY TRANSACTIONS** 48
14. **CRITICAL ACCOUNTING ESTIMATES** 48
   - 14.1 **Valuation of Long-Lived Assets and Asset Impairment** 49
   - 14.2 **Future Income Taxes** 49
   - 14.3 **Pension and Other Post-Employment Benefits** 50
   - 14.4 **Environmental Matters** 50
   - 14.5 **Purchase Price Allocation and Goodwill** 50
15. **CHANGES IN ACCOUNTING POLICY** 51
   - 15.1 **Inventories** 51
   - 15.2 **Goodwill and Intangible Assets** 51
   - 15.3 **Fair Value Hierarchy and Liquidity Risk Disclosure** 51
16. **FUTURE ACCOUNTING STANDARDS** 51
   - 16.1 **International Financial Reporting Standards** 51
17. **RISKS AND RISK MANAGEMENT** 52
   - 17.1 **Governance and Oversight** 52
   - 17.2 **Weather Risk** 52
   - 17.3 **Market Risk** 53
   - 17.4 **Credit Risk** 53
   - 17.5 **Foreign Exchange Risk** 54
   - 17.6 **Interest Rate Risk** 54
   - 17.7 **Other Risks** 54
18. **NON-GAAP MEASURES** 55
19. **EVALUATION OF DISCLOSURE AND PROCEDURES** 57
20. **FORWARD-LOOKING INFORMATION** 57
21. **ADDITIONAL INFORMATION** 59

1. RESPONSIBILITY FOR DISCLOSURE

Management's Discussion and Analysis ("MD&A") was prepared based on information available to Viterra Inc. (referred to herein as "Viterra" or the "Company") as of January 21, 2010.

This MD&A includes key financial statement information for the 12 months ended October 31, 2009 compared to the 12-month results of the Company to October 31, 2008. Included in this information are results from ABB Grain Ltd (referred to herein as "ABB", "Viterra Australia" or "Viterra") for the period September 24, 2009 to October 31, 2009. Viterra's 2008 results do not contain contributions from ABB.

On May 19, 2009, Viterra and ABB, a leading Australian agri-business, entered into an Implementation Agreement under which Viterra would acquire all the issued and outstanding shares in ABB for a mixture of cash and shares via a Scheme of Arrangement. On September 9, 2009, ABB shareholders voted to approve the Scheme and removed a 15% limit on the amount of shares any one shareholder could hold. Viterra assumed control of ABB on September 23, 2009.

2. COMPANY OVERVIEW

Viterra is a vertically integrated global agri-business headquartered in Canada. The Company was founded in 1924 and has extensive operations across Western Canada and Australia, with facilities in the south central United States ("U.S.") and New Zealand. Viterra has offices in Canada, Australia, New Zealand, Japan, Singapore, China, Switzerland and India.

As a major participant in the value-added agri-food supply chain, the Company operates in five interrelated segments, including Grain Handling and Marketing, Agri-products, Food Processing, Feed Products and Financial Products. Geographically, Viterra's North American operations are diversified across Canada, (primarily in Western Canada) and throughout the south central United States. Viterra wholly owns livestock feed manufacturing operations, canola processing and oat milling facilities. Viterra's North American operations also participate in malt processing through a 42% ownership interest in Prairie Malt Limited ("Prairie Malt") and in fertilizer manufacturing through its 34% ownership in Canadian Fertilizers Limited ("CFL"). Viterra is also involved in other commodity-related businesses through strategic alliances and supply agreements with domestic and international grain traders and food processing companies. The Company markets commodities directly to customers around the world in more than 50 countries.

On September 23, 2009, Viterra acquired all of the issued and outstanding common shares of ABB. Recently renamed Viterra, the Australian agri-business has a multi-faceted operation. Viterra's Australian and New Zealand operations are organized into the Company's existing segments, Grain Handling and Marketing, Agri-products, Food Processing, and Feed Products. The domestic grain business consists of country storage and handling assets, port terminal operations, as well as merchandising and logistics management. The food processing operation includes eight malt manufacturing plants across Australia. The feed products operation is located in New Zealand and includes feed milling, storage and maize processing. The agri-products business is involved in fertilizer and agricultural chemicals sales, livestock and wool marketing and wool brokering.

Viterra's shares trade on the Toronto Stock Exchange ("TSX") under the symbol "VT". Viterra's CHESS Depositary Interests ("CDIs"), issued in connection with the acquisition of ABB (See Section 10 of this MD&A and Note 6 to the Consolidated Financial Statements), began trading on the Australian Securities Exchange ("ASX") under the symbol "VTA" on September 14, 2009.

3. BUSINESS MODEL

Viterra's business model is designed to optimize its position in the agri-food value chain by connecting producers and their commodities with destination customers around the world, generating revenue at each stage of the handling, processing and marketing process.

3.1 North American Business Model

In North America, Viterra's relationship with producers is extremely important given that they are both Viterra's customer and supplier of products. The Company provides farmers with agronomic and planning advice, financial products, and other services at the beginning of the crop cycle and delivers customized agricultural solutions and products aimed to ensure

high-quality, high-yielding crops are available to meet demands in the international marketplace.

In North America, Viterra sells a wide variety of agri-products such as proprietary and public seed varieties, along with fertilizer, crop protection products and small agricultural equipment. The Company bundles agri-products with production contracts, trucking premiums, financing options and targeted marketing programs to attract commodities into its high throughput grain handling network in Canada. Viterra cleans, dries and blends grains, oilseeds and specialty crops before they are sold to the domestic or export market. Viterra markets the grain directly to destination customers through its commodity merchandisers or through the Canadian Wheat Board ("CWB" or "Board"). The products are shipped from the Prairies either by truck or by rail to various markets domestically or to port position.

The Company manages the transportation and logistics requirements to the destination and is responsible for maintaining the integrity of the product while en route and in storage. For grains that originate from Canada and are destined for the international marketplace, the product moves through one of Viterra's export terminal facilities. Before being loaded onto vessels, the product is graded by the Canadian Grain Commission ("CGC") to ensure it meets the quality specifications demanded by the international marketplace.

Viterra's food processing ingredients can be found in food products around the world, whether they are in breakfast cereals or snack bars sourced from Viterra's oat mills, canola oil that is processed through its canola crushing facility or in malt products derived from its investment in Prairie Malt. Viterra products are also traded through strategic alliances and supply agreements with other food processing and consumer products companies internationally. Viterra develops relationships globally to secure demand for Prairie agricultural products, completing the value chain to the consumer.

Viterra is involved in value-added feed processing through its Feed Products group, which operates feed manufacturing plants in Western Canada, Texas, Oklahoma and New Mexico. Viterra provides a full line of feed and nutritional feed formulations, advisory services, financing and other related services to beef and dairy cattle, swine, poultry and other livestock producers.

3.2 Australian Business Model

Viterra's Australian and New Zealand operations primarily consist of grain handling and marketing services, agri-products, food processing, and feed products. Viterra's business model in South Australia is anchored by a comprehensive storage and handling system that includes up-country elevator capacity and significant investments in export capabilities. The primary focus is on grain accumulation and the marketing of growers' commodities to destination customers both domestically and internationally.

The Company's Grain Handling and Marketing segment warehouses grain and oilseeds grown in South Australia in bunkers, silos and grain sheds. Viterra also owns and operates all of South Australia's bulk grain export terminals. The majority of the South Australia crop moves through Viterra's infrastructure to reach destination markets. Growers deliver their commodities via truck either to up-country storage or directly to port. The commodities are then purchased by grain marketers, including Viterra. Most marketers utilize Viterra's southern Australian infrastructure to store and handle their purchased commodities prior to movement to select destinations.

Viterra is also the largest maltster in Australia, operating 63% of Australia's malt production capacity under the Joe White Maltings brand, and representing approximately 68% of the country's malt exports. It competes with domestic and international malt producers to supply brewers' growing malt demand, particularly from the Asian-Pacific region. Barley is the second largest crop grown in Australia, with average production of approximately 7 million tonnes annually. Therefore, Viterra is well positioned in the heart of the malt barley growing region.

Viterra's Australian Agri-products business offers growers a variety of products, including fertilizer, seed, and crop protection products through a retail operation. Viterra also operates a wool accumulation and sales business.

Viterra is well positioned to provide feed products to the growing New Zealand market, leveraging Viterra's global sourcing capabilities. Viterra is a key importer and distributor of grains and meals into New Zealand through its storage, maize processing and feed milling operations.


Retail Locations – By Province
19%
MANITOBA
48 sites
50%
SASKATCHEWAN
130 sites
31%
ALBERTA /
BRITISH COLUMBIA
81 sites
Source: Viterra Company Reports


2009 Seeded Acreage – By Province
14.8%
MANITOBA
30.1%
ALBERTA /
BRITISH COLUMBIA
55.1%
SASKATCHEWAN
Source: Statistics Canada, Field Crop Reporting Series, Vol. 88, No.8

3.3 Agri-products

Viterra is involved in the sale of seed, crop protection products, fertilizer, and equipment to producers. The Agri-products operations also include an ownership interest in a nitrogen fertilizer manufacturer and a network of retail locations.

3.3.1 Agri-products – North America

Viterra's Agri-products segment in Canada operates a network of 259 retail locations throughout Western Canada, which are geographically distributed throughout the growing regions of the Prairies. The Company is involved in the specialized storage and sales of bulk fertilizer, seed, crop protection products and small agricultural equipment, such as storage bins and grain augers. All facilities offer a variety of agronomic services, including seed, soil and moisture testing. Viterra's retail stores are staffed by individuals with agronomic and agri-business expertise and are supported by a team of professional agronomists.

Viterra's research and development centre at the University of Saskatchewan focuses on developing high-yielding seed products, primarily canola and flax, designed to thrive in Western Canada's diverse climate. Viterra contracts with Prairie growers to produce the seed and, through its retail network, sells proprietary seed varieties and certified seeds that offer improved yield potential and other value-added traits. Viterra also sells third-party varieties provided through suppliers such as Bayer CropScience, Dow AgroSciences, Pioneer Hi-Bred and Monsanto.

Viterra has a 34% investment in CFL, a nitrogen fertilizer manufacturing plant in Medicine Hat, Alberta. The Company is entitled to receive 34% of approximately 1.5 million tonnes of merchantable product, split equally between granular urea and anhydrous ammonia ("NH_3"). Viterra also holds a 53% patronage interest in Interprovincial Co-operative Limited, a supplier and manufacturer of crop protection products in Canada.

Agri-products Market Environment – North America

The agri-products market in Western Canada is mature and highly fragmented, with over 900 locations throughout the region, operated by grain companies, co-operatives, fuel companies and independent retailers. Viterra's operations represent approximately 30% of the market. Independent retailers, who collectively comprise another 30%, are the single biggest competitor. Some offer a full range of products, including seed, fertilizer, crop protection and small agricultural equipment, while others specialize in specific product lines. Unlike the Grain Handling and Marketing segment, deregulation, globalization and consolidation have had little effect on the agri-products distribution network.

The western Canadian market is defined based on total seeded acreage, which has remained at approximately 60 million acres over the last decade. Agri-products usage has, however, climbed and, since 1999, the overall market (excluding equipment sales) has grown from about $2.6 billion in sales to about $4.2 billion in 2007. In 2008, sales increased to $5.4 billion mainly due to record commodity prices, particularly fertilizer. Additional sales were realized in that period as well, as a result of farmers increasing their application rates to capitalize on the high commodity prices. Since that time, commodity prices, including fertilizer prices, have declined. This has led to a decrease in gross industry sales for 2009.

The fertilizer table on page 9 illustrates the trend in estimated wholesale fertilizer prices for the two main products sold through Viterra's North American retail system since the fall of 2008.

The Agri-products business starts with the seed. New seed and seeding technologies – together with less summer-fallowed acres, the development of new crop protection products that address long-term plant disease issues, and shifts in crop mix from cereal grains to oilseeds and special crop commodities – have all influenced the growth in the seed market.

There are good opportunities for differentiation in seed products. Access to proprietary seeds can drive higher sales and margins and can be the basis for product bundling strategies. Most retail locations that sell seed offer third-party varieties, while a few larger companies, like Viterra, have their own proprietary seed products. Apart from proprietary seed and certain proprietary rights to specific brands of chemical products, competition is based primarily on price, information, service and availability.

The industry is seasonal and highly dependent on weather conditions, with more than 75% of the Company's seed, fertilizer and crop protection products delivered from mid-April to the end of June (although 80% of seed orders are typically placed prior to January 1). This means that capacity is fully utilized during this period and under-utilized for the remainder of the year.


Seeded Acreage – Western Canada
(in millions of acres)
Total
All Wheat
Oilseeds
Coarse Grains
Special Crops
Five-year average
2005
2006
2007
2008
2009
60
50
40
30
20
10
0
Source: Statistics Canada, Field Crop Reporting Series, Vol. 88, No. 8 – 2003 to 2009 data


Fertilizer Pricing – Urea vs Phosphate
(C$/MT)
Phosphate
Urea
1500
1250
1000
750
500
250
Nov 06
Mar 07
Jul 07
Nov 07
Mar 08
Jul 08
Nov 08
Mar 09
Jul 09
Oct 09
Source: Viterra Company Reports

This short-term, high-volume delivery period requires superior logistics management to ensure products are in the hands of customers when needed. Timely deliveries by manufacturers and central warehousing facilities are essential to meet customer demands. Spring season logistical challenges can be eased by a strong fall season, which typically runs from August to November, depending on weather and harvest conditions. In those years, the fall season can represent about 15% of annual agri-products sales volumes in North America, the majority of which are typically fertilizer sales.

Key Agri-products Profit Drivers – North America

Key performance drivers in this segment are the volume of sales in each of the main product lines and the related margins. Demand for crop inputs is strongly correlated to the acres seeded in the crop production year and grain pricing. As noted previously, seeded acreage in Western Canada has averaged about 60 million acres per year.

Crop mix can influence both the level of sales and margins. For example, canola and other special crops require more inputs than wheat and barley, resulting in greater seed, fertilizer and crop protection product sales in years when the seeded acres are more heavily weighted to those crops. Crop mix can vary depending on commodity price outlooks, input costs, crop rotation requirements and weather conditions. The latter may delay spring seeding and influence the producer to shift to products with earlier germination and shorter maturation characteristics. Margins may also be affected by crop mix, since some seed varieties have a better margin contribution than others.


Average Crop Input Costs in Canada
(range $ per acre)
60-80
Wheat
50-70
Barley
90-120
Canola
0
22
44
66
88
120
Source: Viterra Estimates

As mentioned earlier, Viterra is involved in fertilizer manufacturing through its interest in CFL. The largest cost component in nitrogen-based fertilizer manufacturing is natural gas, which makes up approximately 75% of the cost of producing urea. The Company manages its share of natural gas costs to limit its exposure through the use of financial instruments. Fertilizer production typically occurs throughout the year, while sales are substantially executed during the compressed spring and fall seasons.

Western Canadian nitrogen fertilizer wholesale prices are generally predicated upon the NOLA (New Orleans, Louisiana) price plus freight to Western Canada, adjusted for foreign exchange. During periods of increasing fertilizer prices, Viterra may experience margin appreciation between the time of production and the time of sale, or margin compression in a period of declining fertilizer prices. Producers' buying behaviour, in terms of both consumption and timing, will also change depending on input costs, underlying commodity prices and their views on the market outlook.

The most dramatic sales growth and price appreciation in fertilizer came in 2008 when the industry experienced both dramatic commodity price increases and rising demand. High fertilizer demand, a result of high commodity prices, contributed to record prices even though natural gas costs, the most significant input for nitrogen-based products, were lower compared to the prior year.

During the latter part of 2008, fertilizer prices began to decline, a function of lower corn prices and an anticipation of slower demand. Prices have remained depressed and a number of industry participants wrote down inventories in 2009 as a result.

The most significant driver in this business is weather, which influences the timing and quantity of sales. Farmers regularly purchase crop inputs in the spring and fall periods. Extremely wet or dry conditions can alter the timing and type of input purchases, depending on the level of plant disease and insect infestations in the case of crop protection products, or the amount of soil moisture for seed and fertilizer application. However, favourable weather patterns can also enhance seed, fertilizer, and crop protection product sales as producers strive to optimize crop yields.

In terms of sensitivity to overall earnings, management estimates that each 1% change in North American agri-products retail sales revenue represents approximately $2.0 to $4.0 million of EBITDA (see Non-GAAP (Canadian Generally Accepted Accounting Principles) Measures in Section 18). Management estimates that a 1% change in North American gross margin typically translates into about $12.0 to $17.0 million of EBITDA.


10-Year Average Acreage – Australia
13.1%
VICTORIA
7.6%
QUEENSLAND
33.7%
WESTERN
AUSTRALIA
Source: Australian Bureau of Agricultural and Resource Economics (ABARE)


Western Canadian Production
and Primary Elevator Shipments
(in thousands of tonnes)
Prior Year Production
Shipments
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Source: Statistics Canada and Canadian Grain Commission

3.3.2 Agri-products – Australia

In Australia, Viterra operates six retail stores (five of which are located in South Australia and one in New South Wales) and 10 depots located alongside Viterra grain storage and handling facilities, through which it sells seed, fertilizer, crop protection products and other farm-related items. The Company also has five fertilizer warehouses in the region (four in South Australia and one in Victoria) and operates a wool brokering and export business, a livestock marketing business and two real estate offices in South Australia.

The Company manages a portfolio of more than 30 field crop seed varieties, with the majority being barley and wheat varieties. It participates in research and development through an equity ownership in the University of Adelaide Barley Breeding Program, which allows Viterra the first right of refusal over new barley varieties. The Company also has an agreement with the South Australian Research and Development Institute for the commercialization rights to the National Oat Breeding Program for milling oat varieties.

Viterra's wool operation, an important link in Viterra's relationship with growers in Australia, extends to South Australia, Western Australia and Victoria. Viterra acts as a broker, direct buyer, and exporter in this industry.

Agri-products Market Environment – Australia

Seeded acreage is the principal driver of crop inputs in Australia as well. The average area sown to field crops in Australia over the past 10 years is approximately 51 million acres, with the breakdown by region illustrated in the graph above. The primary crops grown in the region include wheat, barley, sorghum, canola, oats and lupins.

In 2008, the Australian fertilizer market was approximately 3.9 million tonnes.

The total Australian crop protection products market was estimated to be worth approximately $1.4 billion in 2008. Herbicides make up 45% of this market, while 35% is animal health, 13% insecticides and 7% includes fungicides and plant growth regulators. The Australian agri-products market is dominated by several large players.

According to the International Wool Textile Organisation ("IWTO"), Australia is the largest global producer and exporter of wool – accounting for nearly one-quarter of global production. Approximately 98% of Australia's wool is exported, with China being the dominant destination, taking 67% of Australia's wool exports. Viterra's wool business has two components, domestic and export. Domestically, Viterra moves wool from the farm to sell at auction. For about 60% of the volume, Viterra acts as a broker for the wool grower and, for 40% of the business acts as the principal buyer, either selling into auction or supplying to destination customers in countries such as China, India and Italy.

Key Profit Drivers for Agri-products – Australia

Weather is a key profit driver for agri-products in Australia, as it is in all grain growing regions. Fertilizer pricing and demand are the other key factors in profitability. Fertilizer pricing is driven by global fertilizer supply and demand fundamentals. Approximately 60% of Viterra's Australian fertilizer sales are phosphate and 40% are nitrogen-based. Local demand is primarily dependent upon adequate moisture and soil nutrient levels, the growers' views on future commodity prices and weather. Viterra must accurately assess grower demand and manage required inventory positions to guard against the impact of declining or volatile fertilizer prices.

3.4 Grain Handling and Marketing

The Grain Handling and Marketing segment accumulates, stores, transports and markets grains, oilseeds and special crops. This business includes grain storage facilities and processing plants strategically located in the prime agricultural growing regions of North America and Australia. This segment also includes wholly owned port export terminals located in Canada and Australia.

3.4.1 Grain Handling and Marketing – North America

In its Grain Handling and Marketing segment in North America, Viterra contracts, markets and transports grain from the farm to end-use markets through the Company's 85 licensed primary grain elevator locations and through its port terminals in Vancouver, British Columbia, Thunder Bay, Ontario and Prince Rupert, British Columbia. Grain handling begins with the movement of the commodity from the farm to Viterra's geographically dispersed and strategically located country elevator network, where the product is dried, weighed, graded, cleaned and prepared for shipment. Grain is then shipped from the country elevator to North American customers (such as a flour mill, oilseed crusher, maltster feed grain consumer, or biofuel plant) or to a port terminal, usually for shipment to an offshore destination customer.

Proportion of Viterra's Western Canadian Grain Receipts


2009
49.2%
OPEN MARKET
GRAINS
50.8%
CWB
GRAINS
2008
48.6%
OPEN MARKET
GRAINS
51.4%
CWB
GRAINS

Source: Viterra Company Reports

Viterra actively buys grain and oilseeds from farm customers throughout the year. Viterra tests the commodities for quality then cleans, dries and blends them in preparation for shipping. Viterra earns a margin for these services. Volumes, quality and export demand are key drivers in this business. Viterra markets open market grains and oilseeds directly to destination customers and buys and sells wheat and barley as an Agent and Accredited Exporter of the CWB. The grains regulated by the CWB are known as "Board grains" or "CWB grains".

The CWB has a monopoly over the domestic sale of western Canadian wheat used for human consumption and barley used for malting purposes. The CWB is also the sole export marketing agency for all western Canadian wheat and barley. Under this monopoly, the CWB controls the sales price as well as the flow and timing of wheat and barley deliveries into the elevator system by issuing contract calls to the producers. The flow of shipments to port terminals is also determined by the CWB through its management of rail logistics.

Most western-based grain companies operate as agents of the CWB, buying grain from producers on behalf of the CWB and delivering it to position at port or to a designated domestic customer. Many grain companies, including Viterra, are also CWB-Accredited Exporters and secure wheat and barley sales in the global marketplace on behalf of the CWB. Viterra contracts, transports and markets "open market" grains (such as canola, oats, flax, peas and other special crops) for its own account.

Viterra has extensive access to domestic and international markets, developed through its marketing relationships with destination customers. Through its primary sales offices across Western Canada and its International Grain Group, with offices in Vancouver, Singapore, Geneva, Tokyo and Beijing, the Company markets its grains and oilseeds to more than 50 countries and is the largest canola exporter in Canada. The International Grain Group maintains strong relationships in destination markets and exporting countries in order to gain access to grains and oilseeds from new regions and capture a greater share of the global demand base.

Grains and Oilseeds Market Environment – North America

On average, Western Canada produces about 49 million tonnes of grains and oilseeds (based on the 10-year average of the six major grains and oilseeds, excluding the unusual 2002 drought), as well as a variety of other specialty crops.

Typically, about 60% to 65% of the total grains and oilseeds (approximately 30 to 32 million tonnes) are shipped over the subsequent 12-month period through the primary elevator system by grain handling companies such as Viterra. The remaining grain production is consumed domestically by food processors, oilseed crushers, feedlots, or held on-farm for future marketings. Viterra has about 35% of the industry's primary storage capacity and the largest market share, representing about 45% of the market, based on receipts (producers' deliveries into the system).

Traditionally, wheat has been the dominant crop in Western Canada but, in more recent years, the crop mix has seen a significant shift in favour of oilseeds and special crops. This has been driven by a number of contributing factors. Producers are diversifying to higher value crops to reduce price risk and enhance overall returns. Heightened demand for oilseeds and special crops, together with better seed varieties, have provided farmers with new cropping options and access to the better pricing associated with those commodities.

Approximately 50% of the Company's total shipments are now Board grains (based on a five-year average). In recent years, the Company has seen a shift in production from wheat to canola and other special crops, which has driven a corresponding shift in the proportion of CWB grains to open market grains that are handled.

Key Profit Drivers for Grain Handling and Marketing – North America

The key drivers in Viterra's North American grain handling business are volumes and margins. Volume is important because of the high fixed-cost nature of the business. The more grain that flows through Viterra's grain handling and marketing infrastructure, the lower the cost per tonne. The volume of grain shipments is based mainly on production volumes in the previous growing season, adjusted for changes in on-farm inventories. Accordingly, volume is a key driver of profitability given the fee-for-service business model. These fees (or tariffs) are typically adjusted annually and are fairly predictable once export targets and destination customer demands have been determined. Management estimates that every 5% change in production volumes has about a $15.0 to $18.0 million impact on EBITDA assuming a corresponding increase or decrease in grain receipts.

Production by Province

10-year average


16.4%
MANITOBA
7.8 million tonnes
49.6%
SASKATCHEWAN
23.6 million tonnes
34.0%
ALBERTA/
BRITISH COLUMBIA
16.3 million tonnes

Source: Statistics Canada Field Crop Reporting Series, Vol. 88, No. 8 – 2000 to 2009 Data

Viterra Capacity by Province


13.5%
MANITOBA
0.25 million tonnes
59.1%
SASKATCHEWAN
1.10 million tonnes
27.4%
ALBERTA/
BRITISH COLUMBIA
0.51 million tonnes

Source: Viterra Company Reports

Factors that may influence the timing and amount of shipments in a given year include the producers' expectations of commodity prices in the near and longer term, the timing and quality of the crop harvested, export demand, foreign exchange rates, rail transport capabilities, the financial needs of farmers, and direct sales by farmers to domestic millers, maltsters and oilseed crushers.

Viterra measures market share based on its share of overall producer deliveries of the six major grains into its Canadian primary elevator system. The Company's extensive and geographically dispersed network of assets positions Viterra to capture a significant proportion of the market relative to the production in each of the Prairie Provinces and assists in reducing revenue risk from localized production variances. The ability to source grains and oilseeds in the western Canadian market, as a result of this highly efficient infrastructure, is a competitive advantage.

In 2009, Viterra continued to invest in its country assets as it looked to improve efficiencies, upgrading multi-car loading capabilities at four locations. In addition, construction continues on Viterra's new facility in Sexsmith, Alberta, slated for completion in 2010. This focus on country infrastructure positions Viterra well as its competitors also look to expand their country operations. Management believes that Viterra's market share for the six major grains will remain strong, in the 45% range, as it completes its efficiency and expansion strategies.

All major grain handling companies have the ability to elevate, store, clean, blend, market and transport grain. As such, companies compete on the basis of price and service, which, in turn, can be influenced by the company's level of efficiency. Viterra, with the most efficient elevator network, multi-car rail loading capacity and logistics expertise, has the ability to maximize throughput in the system, keeping costs per tonne low and, consequently, outperform competitors in the industry (see discussion of Core Capabilities in Section 5).

The ability to attract market share is a significant factor in profitability. Management estimates that a 1% change in Viterra's market share could result in about a $7.0 to $8.0 million change in EBITDA.

Market share must be appropriately balanced with the level of margins achieved. Viterra's competitive strength, therefore, comes from deploying its core capabilities so that it can enhance market share by offering competitive value to farmers, while preserving and enhancing its own margin capabilities (see discussion of Core Capabilities in Section 5).

Export volumes are also important to profitability, as increased activity at Viterra's port terminals and export-accredited inland terminals generate additional revenue from services such as elevation, cleaning, drying and blending. As a fee-for-service or tolling business, Viterra earns maximum margins on those commodities that it receives into its primary system, ships through a port terminal and manages directly to the destination. As such, the level of CWB sales, worldwide supply and demand, and the quality and price of grains, oilseeds and other commodities influence export levels and are factors that can impact profitability.

Due to the relatively fixed cost nature of the business, management estimates that each $1 per tonne change in margins translates into about a $15.0 to $16.0 million impact on EBITDA.

As noted earlier, Viterra recently established an International Grain Group that is responsible for furthering the development of customer relationships in destination and origination markets, seeking out international value-added opportunities, and marketing grains and oilseeds to capture a greater share of the global demand base. Margins earned by the Grain Group in North America include the tariffs and services charged at the primary elevator, rail incentives and port terminal charges. For certain customers and certain commodities, the International Grain Group will assume responsibility once the product arrives at export position, managing the vessel freight and delivery to the destination of choice. The International Grain Group also sources commodities from other countries, when it makes sense to do so, taking possession at port position and managing the vessel logistics, trading margins and delivery to the destination customer.

3.4.2 Grain Handling and Marketing – Australia

In Australia, Viterra stores, contracts, markets and transports grain from its storage and handling system through export port terminals to end-use markets through the Company's 108 licensed primary grain elevator locations. Viterra is the sole owner and operator of eight bulk export terminals in

Five-Year Production of Principal Crops in Australia


13.2%
VICTORIA
4.2 million mt
16.7%
SOUTH AUSTRALIA
5.3 million mt
25.6%
NEW SOUTH WALES
8.2 million mt
34.8%
WESTERN AUSTRALIA
11.1 million mt
9.7%
QUEENSLAND
3.1 million mt

Source: ABARE

South Australia, which have a combined storage capacity of 3 million tonnes, or just under a third of Viterra's storage and handling capacity in the region. Three of the facilities are situated at deep-sea ports and are capable of loading Panamax vessels (which can hold between 52,000 to 75,000 metric tonnes) including the recently commissioned Outer Harbor facility. Viterra has aggregate storage capacity of 9.6 million metric tonnes, primarily spread throughout South Australia.

This segment also has a 50% interest in Australian Bulk Alliance ("ABA"), a grain receival and export business in New South Wales and Victoria. In total, ABA has eight country grain elevator locations and a 50% ownership in one export terminal at the Port of Melbourne.

Viterra has a national accumulation team that sources grain from growing regions across Australia. The team utilizes a suite of grain marketing products in its sourcing activities. Viterra also sources grain to supply its malt processing and feed manufacturing operations in Australia and New Zealand.

Grain handling in Australia, as in Canada, begins with the movement of the commodity from the farm to Viterra's country elevator receival network, where the product is weighed, graded, and prepared for shipment. Grain is then shipped, via truck or rail, from the country elevator to domestic customers (such as a flour mill, maltster, or feed facility) or to a port terminal. Viterra has a long-term agreement for bulk grain railcar supply to support the movement of grain through its southern Australian infrastructure and has the ability to source additional capacity should it be required. Unlike the Canadian system, there is virtually no on-farm storage in South Australia. Growers in this region use Viterra's storage and handling system and pay warehousing fees, until such time as they choose to sell their grain into the market. Various marketers bid on growers' grain through the year. As noted earlier, Viterra has 9.6 million tonnes of storage in South Australia, while production in the region has averaged 5.3 million tonnes over the past five years. Therefore, inventory turns are low, typically less than one turn per year.

Grains and Oilseeds Market Environment – Australia

Total average principal crop production for Australia over the last five years has been 31.9 million metric tonnes.

The Australian wheat market was liberalized in July 2008 with the abolition of the single desk monopoly on bulk wheat exports previously held by AWB Ltd. Under the Wheat Export Marketing Act of 2008, a new export licensing scheme was adopted. Under the new arrangements, wheat exporters are required to hold a licence from Wheat Exports Australia in order to export wheat from Australia.

To be eligible for a bulk wheat export licence, Viterra, along with other port terminal owners, are required to have an access undertaking approved by the Australian Competition and Consumer Commission ("ACCC") that provides fair and open access to marketers who want to move grain through Viterra's port facilities. The undertaking was approved on September 29, 2009 and the Company's two-year wheat export licence was granted on September 30, 2009.

As a result of the changes to the regulatory system, grain companies are now able to trade Australian grain commodities both domestically and for export. The new deregulated environment has increased competition, with more than 27 registered companies able to compete as marketers for domestic and international sales.

Key Profit Drivers for Grain Handling and Marketing – Australia

In Viterra's storage and handling business, the key profitability driver is volume, which is directly linked to crop production levels in South Australia. Given that Viterra owns the majority of the region's storage; growers depend upon the Company for their warehousing needs. There is no significant competition in southern Australian storage; therefore, Viterra competes with other regions in Australia, including Western Australia, Queensland and New South Wales in setting its fee structure. It must be competitive with other regions in order to encourage marketers to purchase grain from South Australia.

Another significant profit driver in this segment is commodity prices. With the deregulation of the market, grain purchased for Viterra's account must be fully financed with the Company's working capital. Viterra employs hedging, forward contracting and position limits to assist in protecting itself from the impact of adverse market moves.

Canada [illegible] Oat Production

Production by crop district (000 MT)



Barrhead
Portage la Prairie
1.7 to 14.8

Source: Statistics Canada via Ag Resource Publishing

Viterra Oat Processing Sales Volumes



(MMT)
300
250
200
150
100
50
0
Feed
Primary
Finished
2000
2001
2002
2003
2004
2005
2006
2007*
2008
2009

Source: Viterra Company Reports

*2007 volumes reflect 15 months of sales

3.5 Food Processing

Viterra's Food Processing segment is an important aspect of the Company's value chain. Overall, this segment extends the Company's pipeline by producing semi-finished and finished food ingredients for consumer products companies and food processors around the world.

3.5.1 Food Processing – North America

Viterra's ingredients can be found in food products around the world, whether they are in breakfast cereals or snack bars sourced from oat milling, or salad dressings, cooking sprays or bottled oils sourced from Viterra's canola processor. Viterra develops relationships globally to secure demand for Prairie agricultural products, completing the value chain to the consumer.

Viterra's North American Food Processing segment is comprised of oat and specialty grain milling facilities (formerly known as Can-Oat Milling) located in Portage la Prairie, Manitoba; Martensville, Saskatchewan; and Barrhead, Alberta; a canola processing facility in Ste. Agathe, Manitoba; and a 42% ownership interest in Prairie Malt, one of North America's largest single-site malting plants, located at Biggar, Saskatchewan.

Food Processing – North America – Oats

Viterra is one of the world's largest industrial oat millers and controls approximately 21% of the total North American oat milling capacity and approximately 36% of the industrial ingredient supply market. It processes raw oats into primary, intermediate and finished food products and has a total milling capacity of 380,000 tonnes of oats per year. Viterra is the supplier of choice for many U.S. food manufacturers. Customers are primarily North American marquee food manufacturers who are consistent brand leaders in breakfast cereals, whole grain and healthy food choices. The food manufacturing market is dominated by a small number of larger manufacturers and, as a result, Viterra is dependent on its top five customers for over 50% of its sales volumes; however, these customers are large companies to which it has been supplying for more than five years.

Western Canada is the largest oat production area for milling quality oats in the world. Viterra estimates that at least 50% of the oat production can be used for milling in an average year, of which its oat operations purchase approximately 20% per annum.

Oats are encased by a low-value hull, which renders 30 to 35% of the weight essentially unusable for human consumption. Due to the extra cost associated with shipping these low-value byproducts, mill locations closer to raw material supplies have a competitive advantage.

In 2009, more than 90% of the milled oats were exported to the United States. Viterra's Barrhead facility in Alberta also has the capacity to process organic oats and has barley processing capacity of 3,500 to 7,000 tonnes per year, depending on product mix.

Products are classified into three types: primary, finished and animal feed. Primary products are used to produce finished products (such as flakes, flour, bran or blended oatmeal combinations) or are sold directly to customers with their own finishing capacity.

Oat Market Environment – North America

Viterra's oat business can be characterized as stable in an industry that is mature. Canada is the second largest oat producer and the largest oat exporter in the world, representing 65% of the world's oat export trade. In 2009, total world oat production increased to 25.4 million tonnes, including oats for feed and human consumption. Canada's oat production has remained relatively consistent over the past 15 years and represents about 15% of the world's total. Close to 90% of Canada's oats are produced in Western Canada, with the majority, about 78%, grown in Saskatchewan and Manitoba. In 2009, total harvested area decreased in all three Prairie Provinces due to poor weather, lower yields and poor growing conditions. Despite these conditions, the 2009 crop provides sufficient supply to meet Viterra's oat processing needs in 2010.

The oat milling industry has seen steady growth in North American demand over the last five years. As a result, the percentage of total oat production that is utilized for food and industrial purposes has increased from 30% in 2004 to 35% in 2009.

The U.S., the fourth largest oat producer in the world, is also the world's largest importer of oats, representing about 70% of the world's oat trade. Most of the oats are imported from Canada, with the balance imported from Scandinavia. Canada exports 40% to 45% of its oat production, primarily to the U.S. Canada exported more than 1.6 million tonnes to the U.S. in the

12 months ended July 31, 2009 ("2009 Crop Year"), representing approximately 90% of that country's total oat imports. Despite the strong demand in the U.S. for milling oats, production has declined over the last 15 years as U.S. farmers increase plantings of alternative crops like corn, soybeans and wheat.

Oat milling is an attractive segment of the food ingredients market. Oats are a wholesome and natural whole grain, grown and processed with very little chemical application. Oat ingredients are functionally suitable for the rapidly growing "convenience food" product categories, another important growth driver for the food industry. Oat demand is particularly resistant to adverse economic conditions since oats are a very affordable food source.

The Food and Drug Administration ("FDA") in the U.S. has approved a health claim for oat-based products, stating that the soluble fibre from oatmeal, as part of a low-saturated fat/ low-cholesterol diet, may reduce the risk of heart disease. This official view of whole grain consumption has heightened consumer interest in oat-based foods. Many cereal and snack bar makers are now altering their product lines to include whole grains, a positive development for the oat industry over the long term.

Food Processing – North America – Canola

Viterra operates a canola crush plant, which it purchased in June 2009, that has an annual crush capacity of up to 345,000 metric tonnes. The plant produces and competes in the canola oil processing and canola meal markets primarily within Canada and the U.S. The business is segmented into three areas, including seed, oil and meal.

Canola seed crushing is an attractive segment of the food market. Canola oil has a distinct advantage over other vegetable oils due to its fat content characteristics, which are low in saturated fats and high in mono-unsaturated fat.

Canola oil represents approximately 50% of the vegetable oil consumed in Canada, 50% of that consumed in Japan and 25% of that consumed in Mexico.

Globally, large multinationals dominate the oilseed processing industry. The Canadian oilseed crushing industry is comprised of five companies operating a total of 10 crushing plants, with current crush capacity of 5.8 million tonnes per year. Several companies are currently expanding their operations, and Viterra expects capacity to rise to approximately 8 million tonnes per year, which equates to 7.2 million tonnes of annual production assuming 90% capacity utilization. When all announced expansion plans are complete, there will be 12 plants in Canada operated by seven companies.

Canola Market Environment

Canola is the primary oilseed crushed in Canada. From the early 1980s to the most recent five-year period, production of canola has increased by approximately 175% and surpassed 12 million tonnes for the first time in 2008. According to Statistics Canada, Western Canada is expected to produce approximately 11.8 million tonnes of canola in the 2010 crop year. Crush volumes have increased by 5.7% (compounded annual growth rate) since the early 1980s. The early 1990s and the most recent five-year period have seen the most significant increases in volume. Since the mid-1990s, the export market for canola oil has driven the increase in total crush volumes. Today, Canada is the world's largest exporter of canola oil while the U.S. is the world's largest importer.

Despite the increase in total crush volumes, the percentage of canola production crushed domestically has remained relatively constant at 42%, with the balance of canola seed being exported and crushed at destination.

The two dominant export markets for canola oil are the U.S. and China. Aside from occasional purchases by Europe, other Asian countries comprise most of the remaining demand for canola oil. The increase in volumes to the U.S. is largely related to the burgeoning demand for oils suitable for producing low or zero trans fat food products. In addition to the Canadian crush industry, several crush plants in the U.S. access canola from Canada and the demand from these facilities has been increasing.

Other facilities that crush canola are switch plants that also crush several oilseeds, such as flax, sunflower or soybeans depending on economics and seed availability.

Health concerns, specifically related to the consumption of saturated fats and trans fats, are expected to have a positive impact on the consumption of canola relative to other vegetable oil alternatives over the medium term. Canola oil has the lowest level of saturated fat and is one of the highest in omega-3 levels, resulting in canola having a healthier profile compared to all other oils on the market today.

Canola meal production, destined for the livestock feed industry in Canada, is expected to grow from just over 3 million metric tonnes to close to 4.5 million metric tonnes based on the additional capacity coming on-stream. Canola meal is used as a feed for livestock, primarily hogs, dairy cattle and poultry. About 67% of canola meal produced in Canada is exported and, of that, 94% goes to the U.S. The primary reason for such a high percentage going into the U.S. is the bulkiness of the product that makes shipping it over longer distances expensive. In the latter part of fiscal 2009, the U.S. FDA began testing Canadian canola meal for *salmonella* under its zero tolerance guidelines. This has resulted in the rejection of certain shipments by industry participants. Viterra is currently working with other participants who are actively seeking a resolution with the FDA.

Food Processing – North America – Malt

Viterra has a 42% ownership interest in Prairie Malt, located in the heart of Canada's Prairie region where some of the best barley in the world is grown within a 100-kilometre radius of the plant. Prairie Malt has an annual capacity of 220,000 metric tonnes and produces top-quality malt that is shipped to customers throughout Canada, the U.S., South Africa, the Pacific Rim and Latin American countries. As part of the Company's interest in Prairie Malt, a barley supply agreement is in place requiring Prairie Malt to take a majority of its barley requirements from Viterra, subject to quality, cost, and timeliness issues. Viterra's partner in Prairie Malt is Cargill Limited ("Cargill"), who also is the majority owner and operator of the plant.

North America – Malt Environment

The main raw material used in the production of malt is malting-quality barley. In Canada, the CWB holds a monopoly on Canadian malt barley sales to domestic and international customers. Sales are made directly by the CWB or by Accredited Exporters of the CWB such as Viterra. Canadian maltsters purchase all of their malting barley from the CWB, with prices for malting barley based on North American and international market prices. The malting industry is the largest value-added exporter of cereal grains in Canada and the largest barley customer of the CWB. For the coming crop year, the malting industry is expected to purchase more than 50% of available CWB malting barley stocks.

Key Profit Drivers for Food Processing – North America

In Viterra's oat milling business, margins are impacted by yield, foreign exchange, oat pricing and product mix. Since a low-value hull, which is unusable for human consumption, encases raw oats, it takes 1.62 tonnes of raw oats to produce 1 tonne of oat ingredients in an average year. Depending on the quality of raw oats in a particular year, this yield equation can vary between 1.60 tonnes to 1.70 tonnes. Every 0.01 tonne decrease in yield can add about $0.4 million to the cost of production and, as such, has an impact on the margins and profitability in this business. Raw oat quality, in turn, is influenced by oat varieties, soil conditions, and farm practices.

Oats, as an international commodity, are priced in U.S. dollars ("USD"). Prices are driven mainly by the world feed grain market and can be quite volatile. Prices of finished goods move up and down on a contract-to-contract basis, with the price of oats and the milling margin negotiated as a separate component.

In the canola processing business, product mix can affect earnings since different types of products will carry different margin contributions. For example, primary canola meal typically has lower margins than canola oil.

Malt margins are significantly impacted by key manufacturing inputs, including natural gas, labour, and the processing yield achieved from malt barley. As well, in Prairie Malt's business, reliable quality is a key factor in maintaining sales relationships with international customers. Only high-quality malt barley is selected for the malting process, so crop quality can affect supply and increase production costs. The overall quality of the 2009 harvest was average when compared to the previous five crop years.

3.5.2 Food Processing – Australia

Through the acquisition of ABB, Viterra is now Australia's largest malt processor, operating eight processing plants strategically positioned across Australia, with the largest capacity volume in those states with the greatest barley supply. Under the brand Joe White Maltings, Viterra's Australian malt operation, has an annual production capacity of up to 500,000 metric tonnes, of which 400,000 tonnes are destined for export markets and 100,000 tonnes are consumed domestically. Viterra supplies malt to major domestic and international brewers. Viterra's malt operations require approximately

600,000 tonnes of malt barley per year, representing 25% of the Australian malt barley crop.

Viterra is a leading malt supplier for key global markets, predominantly the Asian-Pacific region.

Viterra has an investment in the University of Adelaide's Barley Breeding Program. It is a sponsor of various grower and agronomic-driven projects, and is focused on market optimization and malt quality for brewing performance. As well, Viterra's malting operation has been actively involved in research and development in the areas of microbial safety, biochemistry and protein modification.

Market Environment – Australia
Viterra owns 63% of Australia's malt production capacity and exports 68% of Australia's malt. It is well positioned to supply Asian malt demand, which, together with other emerging economies, is expected to support world beer demand growth going forward. Annual global beer production growth rates have averaged 3.3% over the last 10 years and from 2009 to 2013 are expected to rise to 3.8%.

Key Profit Drivers for Food Processing – Australia
Primary market drivers in the Australian malt barley industry include the quantity and quality of the malt barley crop, global pricing and destination demand. Prior to this year, Australia has been dealing with poor crop conditions. Despite these challenges, Viterra's malt operations have, through its combined merchandising expertise, been able to source sufficient quantities of malt barley to meet its needs.

The global financial crisis had an impact on the malt business in 2009, primarily related to the timing of contract deliveries. The Company has developed long-standing relationships with destination customers that will continue to serve it well into the future. While contract flexibility over the past year was required and resulted in a softening of malt margins, management believes that average margins will be consistent with previous years, albeit at the lower end of the previously attained range. The Company expects margins to migrate toward more traditional levels at the higher end of the range as financial conditions improve and malt demand increases globally. Management is currently assessing the proposed construction of a new 110,000 tonne malt processing plant in New South Wales that would position Viterra's Australian malt business to meet expected Asian demand growth.

3.6 Feed Products
Viterra's Feed Products segment has operations throughout North America and New Zealand. This business segment extends Viterra's pipeline by processing raw materials into livestock feed, ingredients and nutritional supplements.

3.6.1 Feed Products – North America
The core business activity in Viterra's North American operations consists of the manufacturing, sale and distribution of feed products and related micro, macro and commodity ingredients for commercial and acreage-based livestock producers. Specialty feed formulations and feed product manufacturing is well diversified between dairy and beef cattle, poultry, swine and other specialty livestock feeds. Feed manufacturing is conducted at six feed mills and one pre-mix manufacturing facility located in British Columbia, Alberta, and Manitoba. Viterra also has a feed manufacturing and commodity sales outlet in Logan, Montana.

Viterra owns six feed mills in Texas, Oklahoma and New Mexico that manufacture complete feeds, supplements, pre-mixes and commodity ingredients for ranchers and dairy farmers in Texas, New Mexico, Oklahoma and other south central U.S. markets. Viterra also owns and operates a shuttle train unloading facility near its mill in Dexter, New Mexico, which steams and flakes corn for regional dairy producers.

Manufactured feeds provide all, or a significant portion, of the nutritional requirements of the livestock being fed. Pre-mixes and supplements supply a base mix of vitamins and minerals, which, along with commodities, fulfils the needs of livestock producers who complete their own on-farm feed manufacturing.

To enhance its relationships with livestock customers, Viterra also provides value-added services to complement its manufacturing, selling, and distribution of feed products. These include financial services, nutritional consulting, and ingredient forward contracting services.

Viterra offers financing programs to livestock producers and borrowers are required to purchase their livestock feed products from Viterra. The Feed Products group, in conjunction with Viterra Financial™ administers and acts as an agent for

a Canadian chartered bank, which provides the financing for the program. Additional information regarding this activity can be found in Section 3.7.

Feed Products Market Environment – North America

Canada accounts for approximately 3% of the global feed market. Western Canada accounts for about 22% of the country's commercial feed production. The underlying fundamentals of the animal feed industry are directly related to the supply and demand trends in the livestock species that consume feed.

Traditionally, Canada has exported about 50% of the beef and pork it produces, either as meat or live animals, primarily to the U.S. The economic downturn, weakness of the USD, along with non-tariff trade barriers, such as Country of Origin Labeling ("COOL") in the U.S., has limited market access and has considerably reduced Canadian exports in the short term and, consequently, reduced the demand for manufactured feed.

To put demand into context, during the first six months of the calendar year 2009, Canadian beef exports to the U.S. were down 32.4% and pork exports were down 34.6% as compared to the same period in calendar year 2008. In addition to the aforementioned market pressures, overall pork markets declined due to an inappropriate worldwide association with swine flu (the H1N1 flu virus), starting in the second quarter of fiscal 2009.

At times during 2009, beef, dairy and pork producers in North America were operating below their cost of production. This caused severe economic pressures on customers' ability to pay and reduced the overall demand for manufactured feed. These economic challenges have resulted in farm failures and an extremely competitive environment given the shrinking customer base.

Viterra sells complete manufactured feed and vitamin and mineral pre-mixes to the swine industry in Canada. U.S. feed milling operations do not manufacture or sell significant quantities of hog feed.

For the North American beef sector, Viterra supplies feed supplements to ranchers, feedlot operators and cow-calf operators. In addition to the aforementioned implications of non-tariff trade barriers such as COOL, industry feed demand in 2009 was adversely affected by poor cattle markets and lower demand for beef associated with the general economic downturn.

The dairy market in Canada is supply managed. The matching of supply and demand through quotas stabilizes the dairy market and related feed pricing. This market is expected to remain stable for the foreseeable future and any growth will be driven by population growth. Conversely in the U.S., the economic downturn in 2008 and 2009 led to wholesale milk prices falling well below the cost of production. This led to a feed demand decline due to herd reductions, but the primary EBITDA impact was due to customers switching from higher margin fully manufactured feeds and supplements to survival rations, consisting of low margin commodities and silage.

Canadian poultry producers purchase complete manufactured feed from commercial feed mills since few are large enough to economically mill their own feed rations. Poultry production is tightly controlled both provincially and nationally under supply managed quotas, and the Company does not expect significant expansion in this area apart from demand driven by population growth. U.S. feed milling operations do not produce significant quantities of poultry feed.

The North American feed manufacturing industry is a mature industry with surplus capacity in some regions, resulting in competitive pricing and margin pressures, particularly in the 2009 demand downturn. Many competitor feed manufacturing assets are older with some in need of significant maintenance capital, sped by minimal investment by poorly funded players during the past two years. In addition, growing consumer concern over food safety has resulted in regulatory changes that may prove challenging for on-farm feed manufacturing operations and outdated commercial feed mills, putting additional economic pressures on marginal players. Viterra's business model is solid. Its assets are relatively new and have been well maintained. All of Viterra's Canadian feed mills are federally certified or compliant with Hazard Analysis Critical Control Point ("HACCP") guidelines, the internationally recognized system of quality control management for food safety. Viterra's U.S. feed milling assets are fully compliant with local, state and federal operating standards for feed milling.

Key Profit Drivers for Feed Products – North America
The key performance drivers in feed manufacturing are the volume of feed tonnes sold and the product mix of higher valued ingredients versus lower margin commodities. In Canada, margins have been relatively stable over a 12-month period. The U.S. market has traditionally undergone more seasonal variability, with lower margins earned in the spring and summer when beef cattle are moved from pastures to commercial feedlots, where, in many cases, onsite feed manufacturing takes place.

Over a normal 12-month period, total feed and ingredient volumes for Viterra are expected to average about 2.3 million tonnes, of which about 0.9 million tonnes will be manufactured and sold in Western Canada. This tonnage is influenced by the demand for feed, which is driven by a number of economic factors, including the demand for protein in North America and around the world.

In 2009, feed demand dropped due to lower demand from hog operators, and the overall reduction of demand for protein and milk. Regionally, demand for livestock feed products can be influenced by a number of local factors such as dairy and poultry quotas, the availability and cost of feed grains, along with other ingredients, and the local farm ranching infrastructure.

Management estimates that each $1 increase in margin per tonne equates to approximately $2.0 million in EBITDA contribution from the North American operation. Further, each 2% increase in feed volumes equates to $0.5 million in EBITDA growth.

3.6.2 Feed Products – New Zealand
Through the acquisition of ABB, Viterra is now a major player in the New Zealand feed market with a presence across the supply chain, from marketing and accumulation to storage, freight, milling, and the sale of end-use products. It is a key importer and distributor of grains and meals to the New Zealand market. The Company operates three storage facilities in close proximity to the prime dairy regions. It is involved in maize processing and also operates a feed manufacturing and distribution business with three feed mills representing sales of approximately 155,000 tonnes annually. Viterra is also constructing a 180,000 tonne capacity feed mill in South Auckland that is expected to be complete by mid-2010.

Feed Products Market Environment – New Zealand
In New Zealand, the dairy industry is one of the country's largest industries and is the country's number one exporter. Exports of dairy products account for 21.6% of total merchandised exports and are valued at $9.3 billion New Zealand Dollars ("NZD").

New Zealand's meal and grain imports have increased by 21% per annum since 1999, driven by new meal requirements primarily in the dairy and poultry industries. Viterra has positioned itself to become a market leader in ruminant feed sales in New Zealand through the recent purchases of feed milling and processing companies.

Key Profit Drivers for Feed Products – New Zealand
Viterra is well positioned to provide feed products to the growing New Zealand market, leveraging its global sourcing capabilities and import and distribution position. The Company owns critical storage infrastructure positioned at key import locations and has long-term supply agreements with key agri-commodity consumers.

Key profit drivers in this business include demand for meal and nutritional inputs.

As noted above, meal, and grain imports have increased since 1999, driven by meal, which has increased from zero to 1.3 million tonnes. Dairy herd numbers have increased by 2.2% per annum, while milk solids have increased by 4.2% per annum since 1999. There has been healthy and sustained growth in the number of dairy cows in New Zealand over the last decade, along with improvements in productivity. At the same time, poultry production has grown at a rate of more than 2% per year over the last 10 years. This has underpinned the growth in grain and protein imports as farmers seek to maximize the productivity of their land.

3.7 Financial Products
The Financial Products segment offers financial products to producers in North America, primarily consisting of credit programs to support their on-farm cash flow requirements.

Through Viterra Financial™, the Company acts as an agent of a Canadian chartered bank. On behalf of the bank, Viterra extends unsecured and secured trade credit at competitive rates to the Company's agri-products and feed products customers. Credit advanced to agri-products customers

enables them to purchase the Company's crop protection, fertilizer, seed and equipment products. The repayment terms are structured to meet the producers' cash flow needs. Viterra Financial™ offers secured loans from the bank to feed products customers to purchase feeder cattle, as well as related feed inputs, with terms that do not require payment until the livestock is sold. In both programs, the Company directly manages the customer relationship and receives a fee for performing front-end customer review and credit adjudication services. Viterra provides an indemnity to the bank for a portion of any loan losses (see Section 12.2). Total approved credit managed by this group is approximately $1.5 billion.

In addition to these credit programs, this segment also offers ancillary financial and risk management products to producers.

Financial Products Market – North America
Credit demand is determined by the purchasing needs of producers, increases in the prices of crop inputs, economics in the livestock industry, and the availability and pricing of other sources of credit.

The demand for financial services has increased dramatically in the last 10 years. Rising crop input prices, the growing number of larger, more complex farming operations, and the reduction of traditional lenders willing to support 100% of farm operating expenses have led to a shift in how agri-businesses are financed. Many smaller crop input retailers are not able to adequately finance the credit needs of their customers and, therefore, do not have similar programs in place. While traditional trade credit is offered by many larger suppliers, Viterra Financial™ is able to offer a broad range of financing options to better align with customers' cash flow requirements. For example, Viterra offers extended terms that allow farmers to repay their credit lines after harvest, enabling customers to take advantage of future grain delivery opportunities.

Key Profit Drivers for Financial Products – North America
Key performance drivers in the Financial Products segment relate to the level, duration and quality of credit in a given year. These can be influenced by crop input and feed prices, credit quality, producer cash flows and interest rates.

The size of the lending portfolio is determined by the value of the underlying crop inputs or feed purchases that comprise the portfolio. This, in turn, influences the level of interest income on the portfolio and the resulting fees earned by the Company.

The timing and duration of the credit programs are impacted by the credit quality within the portfolio. Since the portfolio is reviewed and renewed on an annual basis, short-term fluctuations in farm income or producer cash flow do not typically result in any change in credit quality. Viterra maintains an extensive database to track credit history and performance as part of its annual credit adjudication process. Since the Company indemnifies the bank for a portion of its credit losses (see discussion in Section 12.2), credit quality can have an impact on the earnings in the segment.

Prevailing interest rates are also a key component to profitability in this segment. Changing interest rates can affect margins as Viterra Financial™ typically offers programs with extended payment terms. While programs are in place to minimize the effects that increased funding costs might have on the portfolio, unexpected rate changes can still affect profitability.

4. STRATEGIC DIRECTION

Viterra's successful acquisition of ABB during fiscal 2009 was a significant step in the Company's growth and diversification strategy, with the goal of becoming a global agri-business leader and a key supplier of ingredients to the world. Viterra has also expanded its agri-products retail network in Canada and has purchased a canola crush facility in Manitoba. The scorecard at the end of this section depicts the Company's achievements with respect to its strategic growth plans for 2009.

As Viterra looks forward, the Company's strategic focus can best be defined by two key objectives: geographical diversification, and expansion of value-added processing to increase the earnings base, while maintaining a competitive and flexible capital structure.

Viterra's international strategy specifically targets regions that are in prime environments for consolidation, beyond the borders of the western Canadian grain and agri-products industries. The international diversification strategy is focused on acquiring assets, originating grains and oilseeds and marketing commodities in regions of the world that grow

commodities that Viterra already markets, thereby maximizing full value chain margins.

With the acquisition of ABB, Viterra now has the scale and scope to effectively serve and increase its influence with destination customers. For wheat, barley and canola, Canada and Australia combined have the largest export origination, comprising over 40% market share of the world's aggregate exports of these commodities. Viterra markets its commodities to over 50 countries worldwide.

As part of this strategy, Viterra's International Grain Group opened a new trading office in Singapore in 2008 and, during 2009, established an office in Geneva and a joint venture marketing agreement in India. This staged approach was designed to enhance the Company's international grain expertise and allow Viterra to capitalize on the growing global demands in agriculture.

The acquisition of additional value-added processing operations is also a primary focus for Viterra as it will further diversify Viterra's earnings base and expand margins, enabling Viterra to balance its growth strategy and earnings stability. The Company's intention is to build on its existing capabilities, processing food and feed ingredients for the global marketplace. With the acquisition of ABB, which includes malt processing assets, Viterra's malt production capacity has increased by approximately 500,000 metric tonnes annually.

During the last year, Viterra also acquired a canola crush plant in Manitoba with a 345,000 metric tonne annual production capacity. In order to continue to grow its Food Processing segment, the Company will strategically focus on opportunities to expand processing capacity to meet the growing ingredients demand in the most efficient manner. Some key considerations include the raw material source, market demand, transportation logistics and customer expectations. Viterra's geographical regions of expertise are in Canada, the U.S. and Australia. The Company will seek assets where it can leverage the existing origination value chain and expertise to create synergies and efficiencies.

Value-added investment is expected to allow Viterra to earn higher margins and further extend its reach along the entire value chain. The Company now has a stable platform on which to build its value-added capabilities. While the Company has not abandoned options to build, the preference is to pursue growth in a manner that offers the greatest prospective financial returns. This includes acquisitions as well as initiatives that enhance the value of existing assets, which allow Viterra to continue to participate in consolidation opportunities, while avoiding escalating construction costs. At the same time, it provides for quicker market entry and expansion, the prospect of more immediate financial returns and the ability to acquire management expertise. Quality growth and earnings stability will come from maximizing returns on its existing assets and acquiring new businesses to leverage those returns in the future.

The Company assesses the strategic fit of all potential opportunities and plans to pursue only those activities with acceptable risk-adjusted return profiles. As the Company pursues growth, it will focus on maintaining certain credit quality objectives that are consistent with its goal of achieving investment grade credit ratings in the future.

Metric	**Target**
Total Debt-to-Capital	30% - 40%
Total Debt-to-EBITDA*	<3X
EBITDA Interest Coverage*	>5X

*See Non-GAAP Measures in Section 18.

In pursuing its long-term goals, Viterra's focus is on controlled, strategic growth and diversification, capturing value from global industry consolidation while maintaining a stable and quality earnings profile. The Company intends to aggressively manage its cost structure and prudently manage risks to maximize shareholder value as it grows the business.

Viterra continues to maintain one of the strongest balance sheets in the industry and remains committed to preserving its financial flexibility across business cycles.

2009 Strategic Objectives Scorecard

Geographically expand core capabilities, focusing on regions that originate wheat, canola and barley

- ✓ Acquired ABB for $1.4 billion, establishing Viterra as the leading South Australia agri-business
- ✓ Completed $450 million subscription receipt offering for ABB acquisition

Establish an integrated marketing and trading group to extend origination pipeline and expand international trading and logistics

- ✓ Opened marketing office in Geneva, Switzerland
- ✓ Added trading and chartering expertise to Viterra's portfolio
- ✓ Established Indian joint venture to extend pulses and special crops pipeline

Invest in grain handling and agri-products to establish Viterra as the supplier of choice

- ✓ Introduced 11 private label crop protection products in Western Canada
- ✓ Expanded western Canadian equipment sales network
- ✓ Invested $37 million to upgrade North American infrastructure
- ✓ Acquired eight agri-product retails for a total of 259 locations in Western Canada

Invest in value-added businesses to increase contributions from processing

- ✓ Acquired a canola crush facility with annual processing capacity of 345,000 tonnes
- ✓ Acquired ABB's malting business increasing Viterra's malt processing capacity by 500,000 tonnes

Enhance operational excellence to reduce costs and improve efficiency

- ✓ Created an integrated global information technology platform
- ✓ Centralized oat procurement into Viterra
- ✓ Launched Viterra brand corporate-wide

Establish Corporate Responsibility framework/commitment

- ✓ Completed comprehensive baseline assessment of Viterra's sustainability practices against global assessment criteria
- ✓ Established a Safety, Health and Environment committee of the Board
- ✓ Donated $1.2 million to charities and organizations, focused on health, wellness and safety

5. CORE CAPABILITIES

In addition to the capital resources discussed in detail in the "Liquidity and Capital Resources" section of this report, Viterra has a number of core competencies that should enable it to achieve its strategic initiatives.

5.1 Solid Financial Position and Strong Operating Leverage in Uncertain Times

Viterra currently enjoys certain benefits from its operating leverage since the Grain Handling and Marketing and Agri-products segments are largely fixed-cost structures. As such, incremental improvements in revenues and margins translate almost directly into incremental improvements in EBITDA. The Company expects it will continue to generate significant free cash flow to enable it to pursue its strategic growth objectives.

During fiscal 2009, the Company issued $450 million of equity which, along with existing cash and short-term investments, fully funded the cash portion of the ABB transaction. ABB shareholders opted to receive the maximum share consideration. Viterra issued 78.3 million shares and

paid $703.4 million ($751.7 million Australian Dollars ("AUD")) in cash to ABB shareholders as full consideration for the acquisition.

In July, the Company issued an additional $300 million of long-term debt. At October 31, 2009, Viterra had approximately $800 million of cash and short-term investments that are available for future growth initiatives.

Viterra's capital structure is solid with longer term credit facilities in place to support its ongoing financial requirements. The Company has an $800 million operating line in place to fund its core operations in North America and provide the capacity to finance its expanding business. The Company, through its Australian subsidiary, Viterra Australia, also has a separate $1.2 billion AUD operating line in place to fund its Australian operations. In addition, as at October 31, 2009, the Company had approximately $1.0 billion of cash and short-term investments on its balance sheet, a major portion of which, as noted above, is not required to finance seasonal working capital needs and is available for future growth initiatives.

5.2 Healthy Customer Base

The majority of western Canadian farmers are financially strong and have access to the necessary credit to fund their ongoing operations. Through Viterra Financial™, farmers have access to up to $1.5 billion in credit to support their agri-products and feed products purchases. Australian growers have been dealing with drought conditions over the past two years, which has had an impact on their financial situation. However, Australia's harvest is now underway and current forecasts suggest above average production this year, which should improve cash flow for growers in fiscal 2010.

5.3 Diversified and Modern Facility Assets

In Canada, a substantial infrastructure renewal program to upgrade and replace older, smaller country grain elevators with new, more efficient high-throughput elevators ("HTEs") at strategic locations throughout the regions of Manitoba, Saskatchewan, Alberta and British Columbia was substantially completed throughout the 1990s.

The Company believes the geographic dispersion and strategic location of each of its facilities, in addition to its extensive port terminal operations in Vancouver and Prince Rupert, British Columbia and Thunder Bay, Ontario make it possible to attract the throughput volumes required for the Company to be a preferred supplier for end-use grain markets. The Company's significant footprint in Western Canada positions it as a reliable originator of commodities for its domestic and international customers. Not only does this strategic network diversify the risk of localized weather, but it also allows Viterra to adopt a "value chain management" approach to maximize grain revenue and position it to optimize further opportunities that may result from any change to the regulatory environment.

The geographic dispersion of Viterra's extensive agri-products retailing network throughout Western Canada permits Viterra to reach a broad group of farm customers. This geographic dispersion throughout the region serves to further diversify the risk of localized economic or other market conditions.

Viterra owns approximately 95% of the central storage and handling system in South Australia, where up to 20% of Australia's crops are grown. As such, growers and marketers utilize the infrastructure to move agricultural commodities to market, providing Viterra with a steady income stream from storage and handling fees. The infrastructure is made up of a combination of steel, concrete and bunker storage, with approximately 25% of the 9.6 million tonnes being built in the last 10 years.

As in Canada, Viterra's country network in South Australia was rationalized in the 1990s, with the selection of 33 strategic sites across South Australia within 50 kilometres of each other. Capital was channelled into these "super sites" to ensure they had fast receival and out-loading facilities and were able to deal with large intakes. As a result, Viterra's receival network across the grain growing regions of South Australia is efficient. Viterra also has the flexibility to engage or temporarily close less efficient storage on a season-by-season basis, depending on the size of the harvest.

5.4 Efficient Network/Logistics Expertise

In its Canadian operations, the Company's efficient elevator network, and the related logistics expertise it uses to arrange for the optimal receipt of grains into the facilities, minimizes the length of time the grain is held in storage and provides for timely delivery to domestic and international customers. Since railway companies offer incentives for loading products into multi-car unit trains, maximizing railcar usage through its country network is also an important contributor to profitability. The incentives

for fiscal 2009 range from $4 to $5 per tonne for 50-car loads, to incentives of $8 per tonne on car loads of 100 or more. Viterra is well positioned with about 35% of the industry's 100-car loading capacity, allowing it to offer producers competitive transportation premiums to attract grain into its system and simultaneously capture a profitable increase in market share.

Viterra owns all of the South Australia port grain terminals and loads its own grain as well as grain for other exporters. South Australia enjoys four advantages that make it an attractive and reliable state for export logistics: the grain growing regions are relatively close to port so freight to port is cheaper overall than in other states of Australia; the port terminals are set up to receive both road and rail; the rail system serves the ports well; and, finally, there are five port terminals, including two deep water ports within relatively close proximity to each other to provide flexibility and surge capacity to shippers.

5.5 Quality Control

With consumer awareness and concerns over food safety and traceability, the Company has established a number of processes to track and identify crops at every stage of production, from seed to customer, to meet or exceed international standards. In North America, Viterra applies HACCP principles and maintains a certificate of conformity to the ISO 22000 HACCP standard, the internationally recognized Food Safety Management System, to the operation of its grain handling network. Viterra is also registered to the ISO 9001:2000 standard, an internationally recognized Quality Management System for the processing and export of grains, oilseeds and special crops. In the North American feed business, Viterra maintains Feed Assure™ certification, a HACCP industry recognized standard.

Viterra's grain handling and malt operations in Australia have met increasing market demands for traceability and food safety programs as well and are certified to the ISO 22000 HACCP standards. This is the foundation for continuous improvement, ensuring customers' expectations are met. The ISO 9001:2000 and ISO 9001:2008 Quality Management System accreditations cover Viterra's Australia and New Zealand broader grain handling, malting operations and feed manufacturing respectively. As well, these accreditations cover the operations' respective associated functions. These accreditations complement Viterra's commitment to its customers to provide superior service.

5.6 Customer Focused

Viterra is committed to monitoring economic, financial and regulatory developments in the agricultural community to anticipate changing needs and respond accordingly. The Company has a Customer Solutions service group in Canada that is responsible for nourishing customer relationships, analyzing product offerings that align with customer needs and seeking opportunities to grow market share. In Australia, Viterra has embarked on a comprehensive analysis of the customer base and intends to put in place a similar customer relationship strategy in that region. Viterra believes that executing on initiatives to deliver innovative solutions to its customers will reinforce its position and provide it with a competitive advantage over others in the industry.

5.7 Agronomic Services

To complement the Company's other product offerings, Viterra has an agronomic service team in place throughout Western Canada that includes Certified Crop Advisors ("CCAs") and 21 Managers of Agronomic Services ("MASs"). The MASs are dedicated business partners in farming communities across the Prairies, committed to the production cycle from seeding through harvest. Their industry-leading expertise keeps customers current on the latest agronomic technologies and helps customize product packages tailored to a customer's specific needs. They also serve as educators within Viterra's network, training staff on the latest in agronomic trends and product offerings so that front-line staff can tailor solutions-based marketing programs. Together, the services provided by Viterra's CCAs and MASs provide the Company with unique guidance and expertise integral to growers' key business decisions, further distinguishing Viterra from its competitors in the industry.

5.8 Proprietary Seed Varieties

Developing the best seed varieties requires a long-term commitment and focus on breeding, trait development and extensive crop evaluation. Viterra's in-house breeding effort in Canada is focused primarily on the oilseed sector and includes proprietary canola (*Brassica napus* and *Brassica juncea*) and flax.

Operating the largest Canadian-owned canola breeding program, Viterra develops world-class proprietary canola

varieties and is globally recognized for leadership in this area. Throughout the development process, research and technology collaborations from around the globe (such as the Evogene Abiotic Stress gene project initiated in 2008) have been key to ensuring ongoing competitiveness. In flax, Viterra leads the industry in breeding and has been successful in oil profile modification and meeting the needs of both growers and consumptive end-use customers.

In other crops, including cereals and forage seed, Viterra accesses genetics on an exclusive basis from its breeding partners and tests them through Viterra's development group, which represents the most extensive trialing system in Western Canada. Whether developed in-house, or sourced from suppliers, Viterra's goal is to provide growers with the best genetics and superior seed varieties to maximize yield and return on investment.

Viterra is also actively involved in research and development in Australia, with a primary focus on barley. Viterra holds an equity interest in the University of Adelaide's Barley Breeding Program, which allows Viterra first right of refusal over new barley varieties and also offers Viterra access to the latest developments for malt barley research, a significant advantage for its malt operations. Viterra also has an agreement with the South Australian Research and Development Institute for the commercialization rights to the National Oat Breeding Program for milling oat varieties.

Proprietary products are a key feature of Viterra's seed line and offer additional margin opportunities throughout the Company's value chain. Viterra's proprietary seed line consists of 14 canola varieties and 17 cereal varieties exclusive to Viterra. In many cases, the seed is also identity preserved ("IP") under contract. Farmers who purchase seed under IP contract are required to return the production to Viterra at harvest time, allowing the Company to capture full margin potential – from seed development through to the sale to the end-use market.

Through IP contracting, Viterra's farm customers are able to access varieties with very good agronomics and, at the same time, gain a competitive advantage given that much of the IP product sells for a premium in the international marketplace. Viterra's end-use customers receive product that meets their strict specifications from a quality and food safety perspective. It is a model that Viterra is committed to in meeting the food ingredient requirements of the global marketplace.

6. QUARTERLY FINANCIAL INFORMATION

As noted earlier, the Company acquired all of the issued and outstanding shares of ABB, which materially increased the assets, liabilities, sales, employees, market share and operating capacity of the Company. However, approximately five weeks of ABB's financial results are included in the table below for the period September 24, 2009 to October 31, 2009. The fiscal 2008 quarterly information does not contain ABB's results.

6.1.1 Quarterly Seasonality and Trends – North America

There are distinct seasonal trends in certain aspects of Viterra's North American businesses. These are centred around the growing season and the harvest period. The seasonality of the Company's North American business is most notable in the Company's Agri-products operations because of the relationship of sales to the life cycle of the crop. Generally, more than 75% of the segment's annual sales are generated between mid-April to the end of June, when the crop is first planted and begins maturing.

SELECT QUARTERLY FINANCIAL INFORMATION
For the quarters ended
(in millions – except per share amounts)

(Unaudited)	**October 31, 2009 Q4***	July 31, 2009 Q3	April 30, 2009 Q2	January 31, 2009 Q1	October 31, 2008 Q4	July 31, 2008 Q3	April 30, 2008 Q2	January 31, 2008 Q1
Sales and other operating revenues	**$ 1,423.4**	$ 2,222.4	$ 1,608.0	$ 1,381.7	$ 1,716.8	$ 2,218.2	$ 1,525.4	$ 1,317.1
Net earnings (loss)	**$ (0.9)**	$ 120.7	$ 26.3	$ (33.0)	$ 46.8	$ 166.7	$ 33.6	$ 41.2
Basic and diluted earnings (loss) per share	**$ –**	$ 0.51	$ 0.11	$ (0.14)	$ 0.20	$ 0.71	$ 0.16	$ 0.20

* Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.

While grain deliveries, shipments and exports occur fairly steadily throughout each of the quarters, there can be some variation from quarter to quarter depending on demand from destination customers, the CWB export program, weather conditions, rail interruptions, harvest pressures, commodity pricing and producer cash flow requirements. Shipments through the Company's port terminals in Thunder Bay end in late December, when the St. Lawrence Seaway is closed for the winter months, and typically resume near the end of April. In addition, the month of July can be a strong month for grain deliveries as farmers sell their old crop and fill their CWB contracts (which expire July 31) or move it off-farm to make room for the new crop that is harvested from late August to the end of October.

In the Food Processing operations, earnings are relatively fluid with continuous demand for products throughout each quarter. Similarly, Feed Product's sales are also fairly steady during the year, but tend to peak during the winter months as feed consumption increases. Revenue in the Financial Products segment follows the related pattern of underlying sales in the Agri-products and Feed Products businesses.

A summary of the specific trends in the Agri-products business for each of the quarters follows in this section.

First Quarter – November 1 to January 31

Historically, the Company averages about 10% to 12% of its agri-products sales during this quarter and receives pre-purchase payments from customers for the spring agri-products. At this time, producers have also completed harvest and are able to assess the performance of their seed, the condition of their soil and may make early determinations on what crops they intend to plant in the spring. This period is an important sales promotion and marketing period for the Company as it works to secure sales commitments for the spring season.

Second Quarter – February 1 to April 30

Historically, Viterra generates an average of about 12% to 17% of its agri-products sales in this quarter. During this time, the Company prepares for the highly compressed spring selling period as it begins to source, purchase and distribute product through its retail network in anticipation of spring sales, and launch its spring promotional programs. Agronomic specialists are also actively working with producers during this time to develop their operational plans and customize solutions based on the specific needs of the producer.

Third Quarter – May 1 to July 31

The Company's agri-products sales during this quarter historically average about 58% to 61% of total sales. During this period, producers take delivery of pre-purchased agri-products and begin planting, fertilizing and tending to their crops. Producers carefully monitor crops for insects, weeds and disease during June and July and will apply various crop protection products depending upon these factors. Equipment sales typically begin at the end of this quarter as producers anticipate their storage requirements for the harvest season.

Fourth Quarter – August 1 to October 31

Agri-products sales during this period historically average about 13% to 18% of total sales. Producers purchase crop protection products and equipment from the Company in preparation for harvest. After harvest, producers have their soil tested for nutrient levels and begin to purchase fertilizers. Although not as intense as the spring period, fertilizer sales also increase in the fall, once harvest is complete, and producers begin preparing the soil for next year's crop. The fall fertilizer application restores nutrients to the soil that are needed for spring planting.

6.1.2 Quarterly Seasonality and Trends – Australia

There are distinct seasonal trends in the Australian Agri-products and Grain Handling and Marketing businesses. These are based around grower seeding periods, growing periods and harvest periods. As well, grower payments for these operations are typically received after sales revenue is recognized. A summary of specific trends is provided in each of the quarters below.

In Viterra's southern Australian Grain Handling and Marketing operation, the majority of grain flows into the system during the harvest period, which begins in October and continues through until the end of January. Viterra and other marketers actively buy grain from grower customers throughout the year and those commodities move through the system after those purchases are made.

The grain that is delivered into the Company's grain storage and handling facilities is classified and blended in preparation for export. Viterra and other marketers then buy these grains

and oilseeds and market them directly to destination customers. Shipping from the Company's port terminals in South Australia typically commences in harvest and continues throughout the year. Income is derived from storage and handling fees including receival, monthly carrying and out-turn fees. Additional income is derived through non-grain commodities handling and shipping year-round from select port terminals.

With respect to Viterra's Food Processing operations in Australia, malt manufacturing is constant throughout the year, typically without seasonal fluctuations. The operation's consistency reflects the fact that 80% of its malt production is exported. Due to the nature of the business, the malt manufacturing operations are not subject to the seasonal supply and demand fluctuations present in other agricultural businesses.

First Quarter – November 1 to January 31
The Australian harvest begins in this period and is usually complete by the end of January. This is one of the busiest quarters for the Grain Handling and Marketing business. Grain export shipping commences in the harvest period and continues for much of the year. In conjunction with shipping, the Company also experiences an increase in road and rail movements to transport grain to ports for shipping.

The Company is also involved in gathering seed from farmers around the country at this time. The grain is sampled, cleaned, and treated, if necessary, before being bagged or left in bulk and stored for sale. The regional sales managers conduct their final inspection of their seed crops just prior to harvest to determine a yield estimate. Data around yield estimates, qualities and varieties are analyzed during this period.

Second Quarter – February 1 to April 30
The Australian Grain Handling and Marketing operations typically receive the last of the grower grain deliveries from the previous quarter's harvest during this quarter. In addition, income is derived from continued export shipping and domestic sales of grain and oilseeds.

Growers begin seeding in April, and this is typically a busy time for several aspects of the Australian business. The main selling period for phosphate and potash fertilizers runs between February and April, as these are typically applied before the seeding period. As well, seed is sold and distributed to both retail and wholesale customers across Australia. This is also the peak selling period for general crop protection products applied during seeding.

Third Quarter – May 1 to July 31
Growers continue seeding in May and June and phosphate and potash fertilizers are applied during this period. As well, growers monitor emerging crops for insects, weeds and disease during June and July and will apply various crop protection products depending upon these factors. These higher value products include post-emergent fungicides, herbicides and insecticides. Growers also begin to purchase and apply nitrogen fertilizers during this period.

In the Grain Handling and Marketing operations, export shipping and domestic grain sales continue in this quarter.

Fourth Quarter – August 1 to October 31
Nitrogen fertilizer sales typically continue through this quarter into October. As well, growers continue to monitor emerging crops for insects, weeds and disease and will apply various crop protection products depending upon these factors. These higher-value products include post-emergent fungicides, herbicides and insecticides.

In preparation for the upcoming harvest, the Grain Handling and Marketing operations continue to clear and consolidate stocks of grains and oilseeds for shipping and begin recruiting casual employees to assist with harvest activities at the elevator sites.

7. CONSOLIDATED QUARTERLY OPERATING RESULTS

FOURTH QUARTER OPERATING HIGHLIGHTS

(in thousands – except percentages, margins and per share amounts)
For the Three Months Ended October 31, 2009

(Unaudited)	2009	2008	Better (Worse)
OPERATING RESULTS*			
Sales and other operating revenues	$ 1,423,355	$ 1,716,818	$ (293,463)
Gross profit and net revenues from services	$ 163,073	$ 223,432	$ (60,359)
Operating, general and administrative expenses	$ (122,837)	$ (123,174)	$ 337
EBITDA	$ 40,236	$ 100,258	$ (60,022)
Amortization	$ (31,551)	$ (30,226)	$ (1,325)
EBIT****	$ 8,685	$ 70,032	$ (61,347)
Integration expenses	$ (5,143)	$ (2,358)	$ (2,785)
Gain (loss) on disposal of assets	$ (1,192)	$ (206)	$ (986)
Net foreign exchange gain on acquisition	$ 16,701	$ –	$ 16,701
Financing expenses	$ (24,143)	$ (6,271)	$ (17,872)
Net earnings (loss)	$ (920)	$ 46,790	$ (47,710)
Basic and diluted earnings per share	$ –	$ 0.20	$ (0.20)
Cash flow provided by (used in) operating activities****	$ (15,165)	$ 73,131	$ (88,296)
Cash flow per share – basic and diluted****	$ (0.05)	$ 0.31	$ (0.36)
Property, plant and equipment expenditures	$ (28,110)	$ (20,409)	$ (7,701)
GRAIN HANDLING AND MARKETING SEGMENT*			
Gross profit and net revenues from services	$ 97,750	$ 108,727	$ (10,977)
EBITDA	$ 54,236	$ 70,091	$ (15,855)
Sales and other operating revenues	$ 986,384	$ 1,182,716	$ (196,332)
North American Operating Highlights:**			
Industry receipts – six major grains (tonnes)	8,244	8,526	(282)
Industry shipments – six major grains (tonnes)	8,249	8,276	(27)
Primary elevator receipts (tonnes)	3,896	3,684	212
Primary elevator shipments (tonnes)	3,902	3,466	436
Six Major Grains	3,713	3,310	403
Industry terminal handle – six major grains (tonnes)	6,427	5,741	686
Port terminal receipts (tonnes)	2,714	2,083	631
Margin ($ per grain tonne shipped)	$ 25.38	$ 31.37	$ (5.99)
AGRI-PRODUCTS SEGMENT*			
Gross profit and net revenue from services	$ 36,548	$ 89,789	$ (53,241)
EBITDA	$ 4,516	$ 44,033	$ (39,517)
Sales and other operating revenues	$ 240,149	$ 308,072	$ (67,923)
North American Sales:**			
Fertilizer ***	$ 103,772	$ 228,087	$ (124,315)
Crop Protection	$ 47,136	$ 40,992	$ 6,144
Seed	$ 1,174	$ 1,588	$ (414)
Equipment sales and other revenue	$ 47,410	$ 37,405	$ 10,005
Average Margin for North America (% of Sales)	18.2%	29.1%	(10.9 pt)
FOOD PROCESSING SEGMENT*			
Gross profit and net revenues from services	$ 13,657	$ 8,418	$ 5,239
EBITDA	$ 6,776	$ 7,140	$ (364)
Sales and other operating revenues	$ 120,867	$ 54,187	$ 66,680
North American Operating Highlights:**			
Tonnes sold	142	80	62
Margin per tonne	$ 75.51	$ 105.23	$ (29.72)
FEED PRODUCTS SEGMENT*			
Gross profit and net revenues from services	$ 10,922	$ 11,077	$ (155)
EBITDA	$ (1,270)	$ (7,920)	$ 6,650
Sales and other operating revenues	$ 140,427	$ 181,751	$ (41,324)
North American Operating Highlights:**			
Feed sales (tonnes)	466	501	(35)
Feed margin ($ per feed tonne sold)	$ 21.15	$ 38.86	$ (17.71)
FINANCIAL PRODUCTS SEGMENT			
EBITDA	$ 3,179	$ 3,907	$ (728)
CORPORATE EXPENSES*			
EBITDA	$ (27,201)	$ (16,993)	$ (10,208)

* Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.
** Relevant only for Viterra's North American operations.
*** Consolidated sales from North American wholesale and retail operations.
**** See Non-GAAP Measures in Section 18.

It should be noted that the fourth quarter includes approximately five weeks of contribution from Viterra's Australian operations, for the period September 24, 2009 to October 31, 2009. The results are included in the Company's consolidated statements as well as each respective segment's results where noted.

Viterra generated $1.4 billion in sales and other operating revenues in the final quarter of fiscal 2009. This compares to sales of $1.7 billion in last year's fourth quarter. Commodity prices have declined significantly from record highs last year. While this impacted the value of Viterra's grain shipments, the biggest impact was in the Agri-products business, primarily with fertilizer, where Viterra saw fertilizer prices drop and gross margins cut by more than 50% this quarter compared to the same quarter last year.

Consolidated EBITDA for the three months ended October 31, 2009 was $40.2 million, compared to $100.3 million in last year's fourth quarter. Contributions from Viterra's Agri-products segment were well behind the previous year's quarter, due to the significant reduction in fertilizer prices and margins, a continuation of conditions being experienced by the entire industry over the past 12 months.

Operating, general, and administrative ("OG&A") expenses totalled $122.8 million, down slightly from the $123.2 million spent in last year's final quarter. Lower expenses in the Feed Products and Agri-products segments were offset this year by higher corporate expenses, higher Food Processing expenses and increased costs associated with handling larger volumes of grain.

Amortization expense of $31.6 million for the quarter was up slightly compared to last year's fourth quarter, when amortization was $30.2 million.

Consolidated EBIT (see Non-GAAP Measures in Section 18) for the quarter was $8.7 million compared to $70.0 million in the last quarter of fiscal 2008.

Integration expenses incurred during the quarter were $5.1 million, which includes $2.3 million related to ABB and $2.8 million related to Agricore United ("AU"). These costs are comprised of signage and branding costs, consulting and advisory, travel and other integration costs incurred by the Company during the period. These costs are up from $2.4 million incurred for the same period of 2008, which were related to AU. (See discussion of Restructuring and Integration Matters in Section 11.)

ADJUSTMENTS TO FINANCING EXPENSES

(in millions)	Actual Three Months Ended October 31,		
	2009	2008	Change
Financing expenses	$ (24.1)	$ (6.3)	$ (17.8)
Adjustments added back			
Interest income	$ (2.6)	$ (5.3)	$ 2.7
CWB carrying charge recovery	$ (0.7)	$ (1.8)	$ 1.1
Adjusted financing expenses	$ (27.4)	$ (13.4)	$ (14.0)

Financing expenses during the quarter were $24.1 million compared to $6.3 million in last year's fourth quarter. This increase reflects the additional interest expense for the $300 million of notes issued in July 2009, the additional $100 million drawn on the term credit facility and Viterra Australia's financing costs. These interest costs were offset by lower borrowings against the revolving credit facility. In addition, interest earned on short-term investments was reduced, as interest rates on those investments were significantly lower in the fourth quarter of 2009.

During the quarter, Viterra recorded a $16.7 million net foreign exchange gain, which was associated with the acquisition of ABB. Viterra implemented a hedging strategy to protect itself from any currency fluctuations between the Canadian and Australian dollar. (See Note 23 of the Consolidated Financial Statements.)

The consolidated net loss for the final quarter of 2009 was $0.9 million ($0.00 per share), which compares to net earnings of $46.8 million last year ($0.20 per share).

Cash flow used in operations before changes in non-cash working capital was $15.2 million ($(0.05) per share) for the three months ended October 31, 2009, compared to cash flow provided by operations of $73.1 million ($0.31 per share) in the same three months of 2008.

7.1 Grain Handling and Marketing

This quarter's results include approximately five weeks of contribution from Viterra's Grain Handling and Marketing operations in Australia. During the fourth quarter, the Australian operations did not take in new grain because the crop has not yet been harvested. As such, there is no significant revenue associated with storage and handling charges and little export movement of marketed grain.

In the fourth quarter of 2009, total western Canadian industry shipments for the six major grains were 8.2 million tonnes compared to 8.3 million tonnes last year. Viterra's shipments for the quarter ended October 31, 2009 were 3.9 million tonnes, up 12.6% or approximately 0.4 million tonnes over the previous year's fourth quarter. For the six major grains, Viterra's quarterly shipments rose 12.2%, surpassing overall industry increases by 12 percentage points.

The split between Board and open market grains was 53/47 compared to 44/56 in the final quarter last year. The proportionately higher increase reflects the larger 2009 wheat crop and stronger Board movement relative to the previous three quarters, as farmers shipped grain to make room for the new harvest.

At export position, port terminal receipts for the industry were up 0.7 million tonnes or 12% over last year's fourth quarter. Viterra's port terminal receipts were up 30.3% to 2.7 million tonnes, driven by volumes at the Company's Vancouver export facilities where receipts reached 1.8 million tonnes for the quarter. Performance at the Company's Vancouver port benefited from strong canola and pea sales into the Asian Pacific region, a robust CWB export program and good availability of railcars.

Gross margins per tonne for North American grain operations were $25.38 per tonne for the fourth quarter of 2009 compared to $31.37 per tonne in the same quarter a year ago. The change in margins quarter-over-quarter is consistent with the full year, where industry participants experienced:

- Lower commodity prices, which resulted in lower blending revenues; and
- Fewer opportunities to extract premiums from the market due to less commodity price volatility.

OG&A expenses for the Grain Handling and Marketing segment of $43.5 million were up $4.9 million for the quarter. This increase was despite lower pension obligation costs, and was mainly due to the $4.6 million in additional OG&A expenses added by Viterra Australia.

Segment EBITDA for the quarter was $54.2 million compared to the $70.1 million generated in the same period last year reflecting the differences in margins per tonne relative to last year's fourth quarter, partially offset by higher shipments through Viterra's North American pipeline. EBIT for the quarter was $39.7 million, a decrease from EBIT in the previous fourth quarter, which was $59.0 million. Included in this year's fourth quarter is approximately $5.8 million and $8.0 million in EBITDA and EBIT losses, respectively, associated with the Grain Handling and Marketing operations in Australia since Viterra's acquisition on September 23, 2009.

7.2 Agri-products

This quarter's results include approximately five weeks of results from Viterra's Agri-products operations in Australia for the period from September 24, 2009 to October 31, 2009. The Australian operations contributed $40.7 million in revenue to the fiscal 2009 results.

Agri-products sales were $240.1 million during the fourth quarter, which compares to $308.1 million in last year's fourth quarter. The decrease was largely a reflection of lower fertilizer prices, slightly offset by higher sales volumes of dry fertilizer. Selling prices during last year's fourth quarter were at record highs. This year, fertilizer prices have declined substantially, impacting sales values. While fall NH_3 volumes were slightly ahead of last year, excessive moisture conditions in both years' quarters limited farmers' ability to apply fertilizer. As a result, sales were not as robust as can be expected when weather co-operates during the post-harvest period.

Seed sales remained relatively the same compared to the fourth quarter last year at $1.2 million. Sales of the Company's crop protection products increased $6.1 million, primarily due to the delayed harvest, which increased glyphosate demand for pre-harvest application. Farmers will apply glyphosates to advance the crop to maturity if they believe there is a risk of a delayed harvest period.

Equipment sales and other revenues were $10.0 million higher than the same period last year, reflecting higher demand for on-farm storage and related products (i.e. augers, aeration equipment), which was partially offset by a decrease of $8.3 million in research and development tax credits.

Gross margins declined during the quarter, decreasing by $53.2 million from $89.8 million to $36.5 million. Lower fertilizer margins for the quarter reflect very little price appreciation compared to the prior year when fertilizer prices experienced significant price increases from the summer to the fall. This resulted in significant appreciation on inventory positions, which was reflected in the margins for the final quarter of fiscal 2008.

Lower quarterly crop protection product margins reflect a decline in glyphosate prices. As well, margins reflect lower research and development investment tax credits this year as previously noted.

OG&A expenses decreased by $13.7 million during the quarter to $32.0 million. Last year's results included a $9.9 million asset retirement obligation charge ("ARO"), which was the primary factor for the positive variance. As well, this year's results also include $2.0 million in OG&A costs associated with Viterra's Agri-products operations in Australia from September 24, 2009 to October 31, 2009. In addition, lower short-term incentive accruals and a reduction in the Company's bad debt provision improved results for this year's final quarter.

EBITDA for the Agri-products segment for the quarter was $4.5 million compared to $44.0 million in the final three months of fiscal 2008. EBIT was a loss of $6.1 million, compared to earnings of $29.8 million for the same quarter of 2008. Agri-products segment results for the quarter included EBITDA and EBIT losses from the Australian operations of $1.6 million and $1.8 million respectively.

7.3 Food Processing

This quarter's results also include approximately five weeks of results from Viterra's Food Processing operations in Australia for the period from September 24, 2009 to October 31, 2009.

Sales for Viterra's Food Processing segment were $120.9 million, a significant increase from the previous year's fourth quarter sales of $54.2 million. Sales volumes in Viterra's oat milling business were on par with last year's fourth quarter; however, sales prices were down $5.3 million for the quarter.

Sales from Viterra's investment in Prairie Malt were up approximately 13% reflecting higher malt prices. Sales from Viterra's June 2009 purchase of the canola crushing facility in Manitoba were included in the three months ended October 31, 2009. Viterra's Australian malt processing business recorded $34.7 million in sales for the reporting period.

OG&A expenses for the segment were $6.9 million compared to $1.3 million in the same quarter a year ago, primarily reflecting three months of expenses for Viterra's canola crush operation. Also included are five weeks of OG&A expenses, totalling $0.6 million, for the Food Processing operations in Australia.

EBITDA for the segment totalled $6.8 million for the quarter, $4.4 million of which was generated by the North American operations. This compares to $7.1 million for the same period a year ago. Viterra's Food Processing operations in Australia contributed about $2.4 million in EBITDA, and $1.7 million in EBIT.

Viterra's oat milling operations generated EBITDA of $1.2 million for the quarter which compares to $5.1 million last year. Included are marked-to-market losses of $5.7 million compared to losses recorded in the final quarter of 2008 of $4.4 million.

EBITDA from Viterra's canola crushing facility was a loss of $0.3 million. Viterra's share of Prairie Malt's EBITDA contributions were $3.5 million compared to $2.0 million in the corresponding period of fiscal 2008.

For the quarter, the segment as a whole generated EBIT of $4.0 million in the three months ended October 31, 2009 compared to $5.7 million in the same period a year ago.

7.4 Feed Products

This quarter's Feed Products results include approximately five weeks of results from Viterra's Feed Products operations in New Zealand for the period from September 24, 2009 to October 31, 2009.

Feed sales of $140.4 million for the quarter ended October 31, 2009 were $41.3 million lower than the same period last year. The New Zealand operations contributed $9.3 million to the segment's revenues for the period.

Gross margins for feed for the quarter were $10.9 million, compared to $11.1 million in the prior comparable period. Lower sales volumes and a product mix shift to lower margin commodities resulted in the gross margin decrease. This was

attributable to a difficult dairy market in the U.S. and the swine market in Canada, along with lower commodity prices which impacted sales values.

North American OG&A expenses for the quarter were $11.5 million, $7.5 million lower than the same period last year. The decrease reflects the benefits of Viterra's focus on cost reductions and $4.2 million of losses in the prior year, which occurred when the Company settled a number of existing contractual obligations with several hog producers.

The 2009 EBITDA loss for the quarter was $1.3 million, which compares to an EBITDA loss of $7.9 million (after provisions and writedowns of $12.0 million) for the same quarter ended October 31, 2008. Viterra's feed operation in New Zealand had an EBITDA of nil for its five-week period. EBIT was a loss of $4.2 million for the three months ended October 31, 2009, compared to an EBIT loss of $10.7 million in the fourth quarter of 2008.

7.5 Financial Products

Results for this segment have some component of seasonality. The fourth quarter reflects a period in which accounts are still typically high, reflecting deferred producer purchase programs.

Performance in the fourth quarter this year was negatively impacted by claims associated with a pilot project entitled SAFE, which was a targeted risk program offered in 2009 that provided a yield and price guarantee to a select group of farmers, who were required to purchase a minimum threshold of crop inputs and were required to sign a grain delivery contract.

EBITDA for the quarter was $3.2 million as compared to $3.9 million for the same period last year. EBIT for the quarter was $3.2 million, as compared to $3.8 million in last year's fourth quarter.

7.6 Corporate

Corporate expenses of $27.2 million in 2009 compared to $17.0 million in the same period of fiscal 2008, were higher primarily due to the impact of the performance of the Company's shares in the fourth quarter of fiscal 2009 compared to the fourth quarter of fiscal 2008. In fiscal 2008, the share price declined through the fourth quarter, reducing the compensation expense recognized on stock-based compensation programs for both employees and directors. In contrast, the stock price rose through the fourth quarter of fiscal 2009, creating a significant difference in expense recognition for the two periods. In addition, during the fourth quarter of fiscal 2009, the Company expensed $2.0 million of costs related to growth initiatives that are no longer being pursued. Also included in the corporate expenses were $1.0 million of corporate expenses from the Company's Australian operations for the period from September 24, 2009 to October 31, 2009.

8. ANNUAL FINANCIAL INFORMATION

8.1 Summary of Consolidated Results

Consolidated sales and other operating revenues for the year were $6.6 billion, which compares to $6.8 billion in 2008. Lower sales values in the Grain Handling and Marketing and Agri-products segments, which were reflective of weakened commodity prices, were the primary factors behind the lower overall consolidated sales. The annual results include a sales contribution of $139.2 million from Viterra's Australian operations from September 24, 2009 to October 31, 2009.

OG&A expenses were $526.3 million for the 12-months ended October 31, 2009, $32.0 million higher than the comparable period last year. Higher OG&A expenses reflect increased wages and corporate costs as well as costs associated with the Company's Australian operations. A detailed description of OG&A expenses is included in each segment's discussion of annual results.

The Company reported total pension benefit income of $23.6 million for the 12 months ended October 31, 2009, which was included in the OG&A expenses. This is up slightly from $20.8 million in 2008. A reduction in corporate bond rates that are used to value future pension obligations resulted in an increase in the value of the Company's pension obligations. Under pension accounting rules, the increase in obligation is capitalized on the balance sheet and amortized into expense over future periods. However, the increased obligations also cause the reduction of valuation reserves held against the Company's pension assets and those reductions are recognized immediately into income. (See Section 12 of this MD&A and Note 20a) of the Consolidated Financial Statements.)

During the 12-month period ended October 31, 2009, Viterra generated EBITDA of $323.7 million, which compares to $532.6 million last year. The results for 2009 reflect stronger

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in thousands – except percentages and per share amounts)

	Actual Twelve Months Ended October 31, 2009*	2008	Better (Worse)	Actual Three Months Ended October 31, 2009*	2008	Better (Worse)
Sales and other operating revenues	$ 6,635,572	$ 6,777,566	$ (141,994)	$ 1,423,355	$ 1,716,818	$ (293,463)
Gross profit and net revenues from services	$ 849,963	$ 1,026,831	$ (176,868)	$ 163,073	$ 223,432	$ (60,359)
Operating, general and administrative expenses	(526,265)	(494,227)	(32,038)	(122,837)	(123,174)	337
EBITDA	323,698	532,604	(208,906)	40,236	100,258	(60,022)
Amortization	(109,141)	(106,832)	(2,309)	(31,551)	(30,226)	(1,325)
EBIT	214,557	425,772	(211,215)	8,685	70,032	(61,347)
Integration expenses	(10,191)	(14,622)	4,431	(5,143)	(2,358)	(2,785)
Net foreign exchange gain on acquisition	24,105	–	24,105	16,701	–	16,701
Recovery on pension settlement	–	3,356	(3,356)	–	–	–
Gain (loss) on disposal of assets	(10,314)	1,263	(11,577)	(1,192)	(206)	(986)
Financing expenses	(61,163)	(37,785)	(23,378)	(24,143)	(6,271)	(17,872)
	156,994	377,984	(220,990)	(5,092)	61,197	(66,289)
Provision for corporate taxes						
Current	(14,144)	(19,422)	5,278	(2,579)	(3,907)	1,328
Future	(29,723)	(70,280)	40,557	6,751	(10,500)	17,251
Net earnings (loss)	$ 113,127	$ 288,282	$ (175,155)	$ (920)	$ 46,790	$ (47,710)
Earnings per share	$ 0.45	$ 1.31	$ (0.86)	$ –	$ 0.20	$ (0.20)

* Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.

BREAKDOWN OF EBITDA BY SEGMENT
(in thousands)

	Actual Twelve Months Ended October 31, 2009*	2008	Better (Worse)	Actual Three Months Ended October 31, 2009*	2008	Better (Worse)
Grain Handling and Marketing	$ 247,922	$ 299,297	$ (51,375)	$ 54,236	$ 70,091	$ (15,855)
Agri-products	122,617	276,863	(154,246)	4,516	44,033	(39,517)
Food Processing	23,791	29,029	(5,238)	6,776	7,140	(364)
Feed Products	12,758	(6,086)	18,844	(1,270)	(7,920)	6,650
Financial Products	9,638	8,846	792	3,179	3,907	(728)
Corporate	(93,028)	(75,345)	(17,683)	(27,201)	(16,993)	(10,208)
	$ 323,698	$ 532,604	$ (208,906)	$ 40,236	$ 100,258	$ (60,022)

* Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.

grain shipments, offset by a levelling of gross margins per tonne and a significant decline in contributions from the Agri-products business, which was impacted by sharply lower fertilizer prices and margins. Viterra's Australian operations contributed a net EBITDA loss of $6.2 million for the period from September 24, 2009 to October 31, 2009 (for more information on the Australian business earnings breakdown see Section 7).

A complete description of each segment's operating performance begins with Section 8.2.

Amortization for the year was $109.1 million, comparable to the $106.8 million in the prior year.

Integration expenses incurred during the year were $10.2 million, which includes $2.3 million related to ABB and $7.9 million related to AU. These costs are comprised of signage and branding costs, consulting, advisory costs, travel and other integration costs incurred by the Company in 2009. This is a decrease from the $14.6 million of integration expenses incurred in 2008 which were related to AU. (See discussion of Restructuring and Integration Matters in Section 11.)

Viterra recorded a $24.1 million net foreign exchange gain in fiscal 2009, which was associated with the acquisition of ABB. Viterra implemented a hedging strategy to protect itself from any currency fluctuations between the Canadian and Australian dollar. (See Note 23 of the Consolidated Financial Statements.)

The Company recorded a $10.3 million loss on disposal of assets related to a number of capital asset sales during the year. This compares to last year's gain on disposal of assets of $1.3 million.

ADJUSTMENTS TO FINANCING EXPENSES

(in millions)	Actual Twelve Months Ended October 31, 2009	2008	Change
Financing expenses	$ (61.2)	$ (37.8)	$ (23.4)
Adjustments added back			
Interest income	$ (7.9)	$ (18.8)	$ 10.9
CWB carrying charge recovery	$ (2.9)	$ (7.6)	$ 4.7
Adjusted financing expenses	$ (72.0)	$ (64.2)	$ (7.8)

Financing expenses for the year were $61.2 million, up from $37.8 million last year. This increase reflects the additional interest expense for the $300 million of notes issued in July 2009, the additional $100 million drawn on the term credit facility and Viterra Australia's financing costs. These interest costs were offset by lower borrowings against the revolving credit facility. In addition, interest earned on short-term investments was reduced as interest rates on those investments were significantly lower in fiscal 2009.

Viterra recorded a net corporate tax provision of $43.9 million in the 12-month period ended October 31, 2009 compared to a provision of $89.7 million in the same period of 2008. The effective tax rate for the 12 months ended October 31, 2009 was 27.9%, compared to 23.7% for the same period last year. The Company's effective tax rate ordinarily differs from the estimated Canadian statutory rate of 30% due to a variety of factors, including the change in future tax rates applied to different tax assets and tax liabilities, items deductible for accounting but not for tax, as well as the effect of foreign income tax rates differing from Canadian income tax rates.

At October 31, 2009, the Company had consolidated loss carryforwards of $62.6 million, compared to $111.3 million at October 31, 2008. Fiscal 2009 includes $25.0 million of losses from inactive subsidiaries of which the Company has less than 100% interest, and $37.6 million from other subsidiaries. Of the $37.6 million, $31.3 million is associated with Viterra Australia and $6.3 million is associated with U.S. operations. A full valuation allowance has been recorded in respect of the losses from inactive subsidiaries. A future tax asset has been recorded for the remaining losses.

Viterra's net earnings for the year were $113.1 million (or $0.45 per share) compared to $288.3 million (or $1.31 per share) last year, which reflects the challenges within the commodity markets this year.

8.2 Grain Handling and Marketing

This year's segment results include approximately five weeks of results from the Company's Grain Handling and Marketing operations in Australia from September 24, 2009 to October 31, 2009 (see Section 7.1). During this period, harvest had not yet commenced and, as such, no new grain receivals were recorded in Viterra Australia's fourth quarter (for further information on seasonality of the business see Section 6).

GRAIN HANDLING AND MARKETING

(in thousands – except percentages and margins)	Actual Twelve Months Ended October 31, 2009	2008	Better (Worse)	Actual Three Months Ended October 31, 2009	2008	Better (Worse)
Gross profit and net revenues from services*	$ 437,741	$ 473,657	$ (35,916)	$ 97,750	$ 108,727	$ (10,977)
Operating, general and administrative expenses*	(189,819)	(174,360)	(15,459)	(43,514)	(38,636)	(4,878)
EBITDA*	247,922	299,297	(51,375)	54,236	70,091	(15,855)
Amortization*	(46,084)	(41,531)	(4,553)	(14,522)	(11,067)	(3,455)
EBIT*	$ 201,838	$ 257,766	$ (55,928)	$ 39,714	$ 59,024	$ (19,310)
Sales and other operating revenues*	$ 4,180,657	$ 4,299,496	$ (118,839)	$ 986,384	$ 1,182,716	$ (196,332)
North American Operating Highlights						
Industry receipts – six major grains (tonnes)	35,760	31,347	4,413	8,244	8,526	(282)
Industry shipments – six major grains (tonnes)	35,379	31,513	3,866	8,249	8,276	(27)
Primary elevator receipts (tonnes)	16,325	13,613	2,712	3,896	3,684	212
Primary elevator shipments (tonnes)	16,967	14,699	2,268	3,902	3,466	436
Six Major Grains	16,293	13,650	2,643	3,713	3,310	403
Industry terminal handle – six major grains (tonnes)	25,812	20,551	5,261	6,427	5,741	686
Port Terminal receipts (tonnes)	10,434	7,719	2,715	2,714	2,083	631
Vancouver	6,503	4,240	2,263	1,794	1,285	509
Thunder Bay	2,311	2,123	188	527	661	(134)
Prince Rupert Grain (Company share)	1,620	1,356	264	393	137	256
Margin ($ per grain tonne shipped – primary)	$ 25.87	$ 32.22	$ (6.35)	$ 25.38	$ 31.37	$ (5.99)
Licensed storage capacity (tonnes)**						
-Industry	5,347	5,312	35.0	5,347	5,312	35.0
-Company	1,865	1,868	(3.0)	1,865	1,868	(3.0)
Inventory turns (shipments divided by capacity)***						
-Industry	6.62 x	5.93 x	0.69 x	6.17 x	6.23 x	(0.06) x
-Company	9.10 x	7.87 x	1.23 x	8.37 x	7.42 x	0.95 x

* Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.
** CGC's March 30, 2009 edition of Grain Elevators in Canada – updated to include new builds, expansions and closures.
*** This ratio is annualized to be a more meaningful measure.

8.2.1 Industry Shipments

Shipments in any given fiscal year are reliant upon production levels and carry-out stocks from the prior year. Grain flows can fluctuate depending on global demand, crop size, prices of competing commodities, as well as the factors noted in Sections 3.2 and 8.2.

For the crop year ended July 31, 2009, industry shipments were up 12.3% from the previous year's period to 35.4 million tonnes, reflecting last year's large crop size, producers' desire to market their crop and a strong CWB export program.

8.2.2 **Viterra Shipments – North America**

Viterra shipped 17.0 million tonnes in fiscal year 2009, up 15.4% or approximately 2.3 million tonnes over the previous year. For the six major grains, Viterra's annual shipments rose 19.4%, surpassing overall industry increases by 7.1%. The increase in Viterra's total volumes reflects:

- The Company's ability to handle a larger than average crop due to its significant inland terminal capacity;
- Strong execution of Viterra's open market export program, particularly through the Port of Vancouver due to our International Grain Group's presence in Asia;
- A solid CWB export program; and
- Ample railcar supply, due to a slowdown in other sectors (potash and other commodities, for example).

For the 12-month period ended October 31, 2009, the split between CWB and open market grain shipments was 50/50 compared to 46/54 for the same period last year.

At export position, port terminal receipts for the industry were up 25.6% year-over-year. Overall, Viterra's port terminal receipts increased 35.2% to 10.4 million tonnes. All of Viterra's ports recorded improved volumes. However, the performance of the Company's Vancouver port led the way benefiting from strong canola and pea sales into the Asian Pacific region, a robust CWB export program and good availability of railcars.

8.2.3 **Segment Results**

For fiscal 2009, average gross margins for Grain Handling and Marketing were $25.87 per tonne, in line with management expectations for the year. This compares to last year's gross margin of $32.22 per tonne. The decrease in margins from 2008 mainly reflects:

- Lower commodity prices, which resulted in lower blending revenues; and
- Fewer opportunities to extract premiums from the market due to less commodity price volatility.

Earnings associated with the Company's interest in Prince Rupert Grain were $12.1 million for fiscal 2009, a slight increase from fiscal 2008 earnings of $11.7 million.

For fiscal 2009, OG&A expenses for the Grain Handling and Marketing segment totalled $189.8 million, representing a $15.5 million increase from fiscal 2008. The increase is primarily a result of increased variable costs due to higher grain volumes this year and additional wages, salaries and benefits. The increase also reflects the addition of Viterra Australia and a full year of costs associated with the International Grain Group.

For the fiscal year ended October 31, 2009, segment EBITDA was $247.9 million compared to $299.3 million for the same period of 2008. EBIT for 2009 was $201.8 million and for 2008 was $257.8 million. Viterra's Grain Handling and Marketing operations in Australia contributed an EBITDA loss of $5.8 million and an EBIT loss of $8.0 million for the period of September 24, 2009 to October 31, 2009.

8.3 **Agri-products**

Agri-products sales declined in fiscal 2009, a direct result of the reduction in fertilizer pricing year-over-year. Sales were $1.6 billion, a decrease of $55.3 million for the 12-months ended October 31, 2009 compared to the same period of 2008. The revenue contributions from Viterra's Agri-products operations in Australia are included for the five weeks ended October 31, 2009. The Australian operations contributed $40.7 million in revenue for the period from September 24, 2009 to October 31, 2009.

Fertilizer sales were $897.3 million for the year compared to $1,011.9 million for the same period of 2008. While overall volumes were similar to the prior year, fertilizer prices decreased dramatically from previous record highs, which were followed by record low global demand and subsequent price decreases through the first three quarters of 2009.

Seed sales for the year were $184.4 million, up from $174.5 million for fiscal 2008. Sales increases reflect higher selling prices for canola seed due to greater demand for higher valued hybrid varieties, slightly offset by less demand for cereal seed due to lower commodity prices.

Sales of Viterra's North American crop protection products decreased by $9.9 million to $406.9 million this year. Unfavourable growing conditions, as a result of a late cool spring, reduced demand for pre-seed products and drier than normal weather throughout certain parts of the Prairies, coupled with cooler temperatures in the early summer months

AGRI-PRODUCTS

(in thousands – except percentages)	Actual Twelve Months Ended October 31, 2009	2008	Better (Worse)	Actual Three Months Ended October 31, 2009	2008	Better (Worse)
Gross profit and net revenues from services*	$ 278,632	$ 437,613	$ (158,981)	$ 36,548	$ 89,789	$ (53,241)
Operating, general and administrative expenses*	(156,015)	(160,750)	4,735	(32,032)	(45,756)	13,724
EBITDA*	122,617	276,863	(154,246)	4,516	44,033	(39,517)
Amortization*	(42,189)	(48,217)	6,028	(10,647)	(14,250)	3,603
EBIT*	$ 80,428	$ 228,646	$ (148,218)	$ (6,131)	$ 29,783	$ (35,914)
Sales and other operating revenues*	$ 1,630,990	$ 1,686,278	$ (55,288)	$ 240,149	$ 308,072	$ (67,923)
North American Sales						
Fertilizer**	$ 897,310	$ 1,011,944	$ (114,634)	$ 103,772	$ 228,087	$ (124,315)
Crop Protection	$ 406,876	$ 416,811	$ (9,935)	$ 47,136	$ 40,992	$ 6,144
Seed	$ 184,432	$ 174,475	$ 9,957	$ 1,174	$ 1,588	$ (414)
Equipment sales and other revenue	$ 101,715	$ 83,048	$ 18,667	$ 47,410	$ 37,405	$ 10,005
Average Margin for North America (% of Sales)	17.5%	26.0%	(8.5 pt)	18.2%	29.1%	(10.9 pt)

* Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.
** Consolidated sales from North American wholesale and retail operations.

reduced product demand. This was somewhat offset by a higher demand for glyphosates to aid in the delayed harvest, although pricing was not as strong.

Equipment sales and other revenue were up by $18.7 million from 2008. The increase in sales reflected strong demand for on-farm storage and related products (i.e., augers and aeration equipment). The sales increases were partially offset by an $8.3 million reduction in investment tax credits this year.

Gross margins were $278.6 million for the year, which were $159.0 million lower than the $437.6 million in gross margins recorded in fiscal 2008. This year's gross margins included an inventory writedown of $28.1 million that was taken in January 2009, which partially offset realized losses in the second and third quarters. Natural gas costs were $64.5 million in 2009 and in 2008 were $114.9 million.

The primary reason for the variance from the prior year reflects lower fertilizer margins due to negative margin sales and very little in-season appreciation linked primarily to phosphate fertilizer. Also contributing to these results were lower crop protection margins due to lower volumes for the full year and decreases in glyphosate pricing compared to the prior year.

OG&A expenses decreased by $4.7 million during the year to $156.0 million. The prior year's figures included an expense of $9.9 million for an increase to the Company's ARO. This was offset primarily by wage increases and higher telecommunication charges related to the expansion of the Company's wide area network and higher credit card fees.

EBITDA for the year was $122.6 million compared to $276.9 million in the prior year and EBIT was $80.4 million versus $228.6 million in fiscal 2008.

8.4 Food Processing

The Food Processing segment results for the fiscal year 2009 include contributions from Viterra's Food Processing operations in Australia from September 24, 2009 to October 31, 2009 (for further detail on the contribution of the Australian operations, see Section 7.3).

Sales and other operating revenues in Viterra's North American Food Processing operations were $280.8 million compared to $198.3 million in fiscal 2008. Human consumption sales volumes from Viterra's oat processing facilities were down 8.5% from the prior year due mainly to a decrease in sales to South America.

FOOD PROCESSING

(in thousands – except percentages and margins)	Actual Twelve Months Ended October 31, 2009	2008	Better (Worse)	Actual Three Months Ended October 31, 2009	2008	Better (Worse)
Gross profit and net revenues from services*	$ 37,459	$ 35,948	$ 1,511	$ 13,657	$ 8,418	$ 5,239
Operating, general and administrative expenses*	(13,668)	(6,919)	(6,749)	(6,881)	(1,278)	(5,603)
EBITDA*	$ 23,791	$ 29,029	(5,238)	$ 6,776	$ 7,140	(364)
Amortization*	(7,389)	(5,842)	(1,547)	(2,768)	(1,452)	(1,316)
EBIT*	$ 16,402	$ 23,187	$ (6,785)	$ 4,008	$ 5,688	$ (1,680)
Sales and other operating revenues*	$ 280,826	$ 198,312	$ 82,514	$ 120,867	$ 54,187	$ 66,680
North American Operating Highlights						
Gross profit	$ 34,525	$ 35,948	$ (1,423)	$ 10,723	$ 8,418	$ 2,305
Tonnes sold	378	330	48	142	80	62
Margin per tonne	$ 91.34	$ 108.93	$ (17.59)	$ 75.51	$ 105.23	$ (29.72)

* Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.

Operating results for the newly-acquired canola processing facility were included in earnings beginning in July 2009. Sales for the four months ended October 31, 2009 were $41.8 million. During this period, 83,300 metric tonnes of seed was processed.

Sales contributions from Viterra's investment in Prairie Malt were up 11.5% due to higher selling prices for malt.

OG&A expenses for the year were $13.7 million compared to $6.9 million in 2008. OG&A expenses increased in fiscal 2009 due to costs associated with the Company's new canola crushing facility.

EBITDA for the segment was $23.8 million compared to $29.0 million in fiscal 2008. Included in this year's results is a $2.3 million EBITDA contribution from Viterra's Food Processing operations in Australia. The primary reasons for the variance include:

- A $1.9 million EBITDA decline from oat milling for fiscal 2009 due to lower production levels and an increase in OG&A expenses; and
- Viterra's canola plant recorded an EBITDA loss of $1.7 million, primarily reflecting a maintenance shutdown in late June and the impact of FDA border issues discussed in Section 3.5.

EBIT for the fiscal year ended October 31, 2009 was $16.4 million, a decrease from fiscal 2008 EBIT of $23.2 million.

8.5 Feed Products

Feed Products segment results for the fiscal year 2009 include contributions from Viterra's Feed Products operations in New Zealand from September 24, 2009 to October 31, 2009 (for further detail on the contribution of the New Zealand operations, see Section 7.4).

Feed sales for the fiscal year ended October 31, 2009 were $660.3 million, an improvement of $34.3 million over the same period last year. Gross profit on feed for the segment was $80.6 million ($39.26 per tonne for North America) compared to $66.1 million ($42.99 per tonne) last year. The Company's New Zealand operations contributed $9.3 million to revenue for the year. The higher feed sales and gross profit were primarily a result of a full year of contributions from the Company's acquisition of Sunrise Feeds LLC, V-S Feed and Agri-Supplies Ltd., Gore Bros. Inc. and Gore's Trucking, Inc. in North America. Last year's results only include seven months of contributions from these operations.

OG&A expenses for the current year were $67.8 million, $4.3 million lower than last year. The decrease reflects the synergies and cost reductions associated with the new feed manufacturing plants that were acquired during fiscal 2008. Somewhat offsetting these reductions, was increased OG&A expenses for higher wages, salaries, benefits and other costs associated with compensation adjustments for employees that work at the feed manufacturing plants acquired in fiscal 2008.

FEED PRODUCTS

(in thousands – except percentages and margins)	Actual Twelve Months Ended October 31, 2009	2008	Better (Worse)	Actual Three Months Ended October 31, 2009	2008	Better (Worse)
Gross profit and net revenues from services*	$ 80,563	$ 66,065	$ 14,498	$ 10,922	$ 11,077	$ (155)
Operating, general and administrative expenses*	(67,805)	(72,151)	4,346	(12,192)	(18,997)	6,805
EBITDA*	12,758	(6,086)	18,844	(1,270)	(7,920)	6,650
Amortization*	(11,950)	(10,239)	(1,711)	(2,953)	(2,804)	(149)
EBIT*	$ 808	$ (16,325)	$ 17,133	$ (4,223)	$ (10,724)	$ 6,501
Feed sales and other operating revenues*	$ 660,296	$ 625,947	$ 34,349	$ 140,427	$ 181,751	$ (41,324)
North American Operating Highlights						
Gross profit from feed sales	$ 78,747	$ 81,120	$ (2,373)	$ 9,854	$ 19,467	$ (9,613)
Feed sales (*tonnes*)	2,006	1,887	119	466	501	(35)
Feed margin (*$ per feed tonne sold*)	$ 39.26	$ 42.99	$ (3.73)	$ 21.15	$ 38.86	$ (17.71)

* Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.

EBITDA for fiscal 2009 was $12.8 million, an improvement from fiscal 2008's EBITDA loss of $6.1 million. EBIT for the fiscal year was $0.8 million, an improvement from last year's loss of $16.3 million. In fiscal 2008, the segment incurred one-time losses attributable to a writedown and provision related to Viterra's equity investment in The Puratone Corporation.

8.6 **Financial Products**

Viterra acts as an agent for a Canadian chartered bank through Viterra Financial™. Performance is a reflection of higher values of crop inputs and increased lending activities to customers due to additional financial products available through Viterra Financial™. The profitability of this segment relates to the type, level, duration and quality of credit in a given period, which, in turn, is influenced by crop input and feed prices, farm income levels, and interest rates.

Gross profit of $15.6 million for the year ended October 31, 2009 increased by $2.0 million compared to the same period last year because of a larger portfolio value in 2009, a result of the expanded credit base and higher sales values this year compared to the prior year.

OG&A expenses increased by $1.2 million to $5.9 million in 2009. Annual expenses are up due to increased expenses incurred to support business development initiatives.

Higher gross profit contributed to EBITDA of $9.6 million for the 12-months ended October 31, 2009 as compared to $8.8 million in 2008. EBIT for fiscal 2009 was $9.4 million, an increase from 2008 EBIT of $8.4 million.

FINANCIAL PRODUCTS

(in thousands except – percentages and margins)	Actual Twelve Months Ended October 31, 2009	2008	Better (Worse)	Actual Three Months Ended October 31, 2009	2008	Better (Worse)
Gross profit and net revenues from services	$ 15,568	$ 13,548	$ 2,020	$ 4,196	$ 5,421	$ (1,225)
Operating, general and administrative expenses	(5,930)	(4,702)	(1,228)	(1,017)	(1,514)	497
EBITDA	9,638	8,846	792	3,179	3,907	(728)
Amortization	(245)	(420)	175	–	(105)	105
EBIT	$ 9,393	$ 8,426	$ 967	$ 3,179	$ 3,802	$ (623)

8.7 **Corporate**

Corporate expenses were $93.0 million for fiscal 2009, up $17.7 million from the previous year's expenses of $75.3 million. This increase is the result of increased stock-based compensation costs and growth initiative expenses in the fourth quarter noted previously, a restructuring accrual related to the enhancement of information technology service delivery, higher external consulting fees in support of growth initiatives, and an increased director compensation program. The increases were offset partially by lower accruals for both short-term incentive program payments and capital taxes. Also included in the corporate results was $1.0 million of expenses from the Company's Australian operations for the period from September 24, 2009 to October 31, 2009.

8.8 **Outlook**

In addition to other sections of this report, this section contains forward-looking information and actual outcomes may differ materially from those expressed or implied therein. For more information, please see "Forward-Looking Information" in Section 20 of this report.

The western Canadian harvest was essentially complete by the end of November 2009. Production for the six major grains is estimated to be 51.8 million metric tonnes, about 5% above the 10-year average. Crop quality is generally good, with later harvested crops experiencing some quality issues, due to excessive moisture in the fall period.

The CWB estimates that 78% of the spring wheat is in the top two grades, which is better than an average year. Canola quality is similar to last year, with 92.5% of the crop grading in the top grade according to the CGC, while the average oil content improved from 44.3% last year to 44.8% this year. Malt barley quality is above average.

Management estimates fiscal 2010 industry receipts in Western Canada of 32 to 33 million tonnes for the six major grains. Management currently expects carry-out stocks into the following crop year to remain historically high, which will supplement future grain handling volumes.

While exports of western Canadian grains and oilseeds are anticipated to be down from last year's high levels, the industry believes that demand for Canadian originated commodities will remain above historical averages as a result of above average production, high quality and competitive prices. The CWB recently released a revised 2010 export target for wheat and barley of 18.7 million tonnes, up from their 2009 performance of 18.3 million tonnes. If achieved, CWB exports for the 2010 crop year would be second only to the crop year of 2000, when they shipped over 19 million tonnes.

For open-market grains, management acknowledges the potential impact that import restrictions in China may have on canola exports but is confident that demand from other parts of the world will keep demand strong. In addition, Agriculture Canada recently released an export projection of 6 million tonnes, which, while down 24% from last year's record level, is still the second largest figure on record for canola. It should also be noted that, as a result of increased domestic crush capacity, demand for canola is anticipated to remain robust.

In Australia, total grain production is currently forecast to be 36.3 million metric tonnes, with approximately 7.5 million tonnes being produced in South Australia. This represents an increase of 40% over the five-year average. As such, management currently expects receivals in the 6.5 to 7.0 million metric tonne range in fiscal 2010, an increase of 51% against the historical five-year average. As of the date of this report, Viterra's Australian operations had received approximately 6.3 million tonnes.

CORPORATE EXPENSES

(in thousands)

	Actual Twelve Months Ended October 31, 2009	Actual Twelve Months Ended October 31, 2008	Better (Worse)	Actual Three Months Ended October 31, 2009	Actual Three Months Ended October 31, 2008	Better (Worse)
Operating, general and administrative expenses*	$ (93,028)	$ (75,345)	$ (17,683)	$ (27,201)	$ (16,993)	$ (10,208)
Amortization*	(1,284)	(583)	(701)	(661)	(548)	(113)
EBIT*	$ (94,312)	$ (75,928)	$ (18,384)	$ (27,862)	$ (17,541)	$ (10,321)

* Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.

Viterra intends to report on Australian and North American blended grain margins going forward. Based on current industry information, management expects average annual grain margins for Viterra's entire global Grain Handling and Marketing segment to be in the $30 to $33 per tonne range for fiscal 2010.

Last year, farmers faced record high fertilizer prices and, with the softening of grain and oilseed prices in fiscal 2009, farmers chose to reduce their fertilizer use rates, resulting in western Canadian fertilizer shipments declining overall by 11%. Due to favourable growing conditions, crop yields did not suffer in the short term; however, this practice is not sustainable to maintain yields in the long term. With three-year lows on fertilizer prices and historically favourable projected returns, our expectations are that growers will return to more normal fertilizer use rates to replenish their soil nutrients this coming year. Early indicators support these expectations as fertilizer movement to farm has been stronger than last year despite the late harvest and the inability of growers in certain areas to complete fall applications. As farmers in North America have increased their demand for nitrogen and phosphate over the last few months, prices for these products have firmed. Management expects to see continued strengthening on both products until spring as farmers continue to secure product for spring planting season.

In Western Canada, seed bookings for the spring have been progressing as expected while the sales of equipment, in particular corrugated storage bins, have remained strong due to increased producer cash flow in recent years. Management expects this trend to continue into 2010.

Viterra's Food Processing operations anticipate steady performance in 2010. Demand for whole grain, nutritional food ingredients continues to remain strong and demand for oat ingredients is expected to continue to grow. With the economic challenges facing North America, management anticipates an increase in private label/store brand ready-to-eat cereals and, possibly, more consumption of oatmeal. Consumer demand for economical whole grain convenience in the form of granola bars and meal replacement bars is expected to continue.

In the Canadian canola operations, anticipated capacity additions by some competitors is expected to pressure margins in the near term; however, prospects for this industry remain strong longer-term given ongoing demand for healthy oils.

In Viterra's Australian malt business, management believes that average margins have stabilized and will migrate to more traditional levels once malt demand increases globally. A decision on building the new Minto plant, previously announced by ABB, is under review by management.

From a feed manufacturing perspective over the long term, management believes that the North American land, water and available feed resource base is suitable and competitively placed for livestock production. Beef cattle are typically grazers and are often raised on land unsuitable for growing crops. They consume naturally grown products like hay, silage and grass as a major component of their diet. Feed sales by Viterra to the beef sector comprise low-inclusion vitamin and mineral supplements, pasture/range supplements and feed ingredient commodities. Additional feed inputs, made available from the byproducts of ethanol production, are additional supplement beef feed ingredients.

Milk price recovery is slow but future pricing indications are for prices to be above the cost of production in 2010. Overall, management believes that, over the long term, the relocation of industrial milk production will continue from densely human populated states, such as California, to more animal husbandry friendly states such as Texas and New Mexico. Total dairy cow numbers in Texas and New Mexico are roughly half of the total number of cows in all of Canada and are two of the fastest growing dairy herd states in the U.S. Feed sales to the dairy sector range from high-inclusion rate supplements in Canada to low-inclusion mineral pre-mixes in both Canada and the U.S. This segment is also a major consumer of feed ingredient commodities, such as barley in Canada and corn and canola meal in the U.S.

Select Three-Year Annual Financial Information

SELECT ANNUAL FINANCIAL INFORMATION

(in millions – except per share amounts)

	Twelve Months Ended October 31, 2009*	Twelve Months Ended October 31, 2008	Fifteen Months Ended October 31, 2007
Sales and other operating revenues	**$ 6,635.6**	$ 6,777.6	$ 3,875.8
EBITDA	**$ 323.7**	$ 532.6	$ 268.0
EBIT	**$ 214.6**	$ 425.8	$ 197.6
Net earnings	**$ 113.1**	$ 288.3	$ 111.4
Basic and diluted earnings per share	**$ 0.45**	$ 1.31	$ 0.86
Total assets	**$ 6,422.7**	$ 3,979.4	$ 3,042.1
Total long-term liabilities	**$ 1,508.0**	$ 826.0	$ 482.8
Cash dividends declared per share	**$ –**	$ –	$ –

* Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.

In 2007, Viterra changed its financial year-end from July 31 to October 31 to better align its reporting period with its business cycle. As a result, the Consolidated Financial Statements for fiscal 2007 reflect a 15-month transitional period from August 1, 2006 to October 31, 2007, and include the results of AU from its acquisition date of May 29, 2007 including the results of operations for the month of June for a number of facilities that were later sold to James Richardson International ("JRI") and Cargill at the end of June 2007. The acquisition of AU materially increased the assets, liabilities, sales, employees, market share and operating capacity of the Company. Fiscal 2009 results, as noted earlier, include results for five weeks from Viterra's newly-acquired Australian operations.

Sales in 2009 are not materially different than in 2008, despite the significant change in commodity prices over the past year. The largest decline was felt in the Agri-products segment where sales prices for fertilizer declined significantly. This was partly offset by an increase in core grain handling shipments year-over-year in Viterra's North America operation.

For a more complete discussion on the results of the 2008 fiscal year relative to 2007, please see the Company's MD&A in its 2008 Financial Review.

9. LIQUIDITY AND CAPITAL RESOURCES

9.1 Cash Flow Information

9.1.1 Operating Activities

CASH FLOW PROVIDED BY (USED IN) OPERATIONS

(in thousands – except per share amounts)

	Actual Twelve Months Ended October 31,			Actual Three Months Ended October 31,		
	2009*	2008	Change	2009*	2008	Change
EBITDA	$ 323,698	$ 532,604	$ (208,906)	$ 40,236	$ 100,258	$ (60,022)
Add (Deduct):						
Employee future benefits	(22,875)	(19,918)	(2,957)	(25,924)	(20,422)	(5,502)
Equity loss (gain) of significantly influenced companies	(59)	10,963	(11,022)	18	4,556	(4,538)
Other items	2,124	(24)	2,148	125	(243)	368
Adjusted EBITDA	302,888	523,625	(220,737)	14,455	84,149	(69,694)
Integration expenses	(10,191)	(14,622)	4,431	(5,143)	(2,358)	(2,785)
Cash financing expenses	(55,130)	(33,315)	(21,815)	(21,898)	(4,753)	(17,145)
Pre-tax cash flow	237,567	475,688	(238,121)	(12,586)	77,038	(89,624)
Current provision for corporate income taxes	(14,144)	(19,422)	5,278	(2,579)	(3,907)	1,328
Cash flow provided by (used in) operations	$ 223,423	$ 456,266	$ (232,843)	$ (15,165)	$ 73,131	$ (88,296)
Per share	$ 0.89	$ 2.08	$ (1.19)	$ (0.05)	$ 0.31	$ (0.36)

* Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.

CASH FLOW PROVIDED BY (USED IN) OPERATING ACTIVITIES

(in thousands)

	Actual Twelve Months Ended October 31, 2009*	2008	Change	Actual Three Months Ended October 31, 2009*	2008	Change
Free Cash Flow**						
Cash flow provided by (used in) operations	$ 223,423	$ 456,266	$ (232,843)	$ (15,165)	$ 73,131	$ (88,296)
Property, plant and equipment expenditures	(75,283)	(55,583)	(19,700)	(28,110)	(20,409)	(7,701)
Free cash flow	$ 148,140	$ 400,683	$ (252,543)	$ (43,275)	$ 52,722	$ (95,997)

* Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.
** See Non-GAAP Financial Measures in Section 18.

For the fiscal year ended October 31, 2009, Viterra generated cash flow provided by operations of $223.4 million, a decrease of $232.8 million over the comparable period last year. On a per share basis, the Company generated cash flow provided by operations of $0.89 per share compared with $2.08 per share in the comparable period last year. The reduced cash flow from operations reflects lower EBITDA and higher financing expenses, offset by lower integration costs and a lower provision for current income taxes. Actual current income taxes are less than what would be imputed by applying the Company's prevailing tax rate to pre-tax cash flows. The lower current income taxes primarily result from the tax shield provided by the Company's capital cost allowance claim and utilization of its tax loss carryforwards.

Free cash flow is measured by cash flow provided by operations less capital expenditures and does not reflect changes in non-cash working capital (see Non-GAAP Measures in Section 18). For the 12 months ended October 31, 2009, free cash flow decreased by $252.5 million to $148.1 million from the comparable period of the prior year.

9.1.2 Investing Activities

Viterra's capital expenditures (excluding business acquisitions) for the 12 months ended October 31, 2009 were $75.3 million, which includes $3.1 million related to Viterra Australia. This compares to $55.6 million for 2008. Proceeds from the sale of certain capital assets totalled $4.2 million for the current year, compared with $5.3 million for 2008.

Viterra invested cash of $814.0 million in business acquisitions, of which $697.8 million was for Viterra Australia. This was a significant increase from $31.8 million invested in fiscal 2008. See Note 6 of the Consolidated Financial Statements for further details on all major business acquisitions.

On an annualized basis, Viterra expects consolidated sustaining capital expenditures will be approximately $140.0 million. These are expected to be funded by cash flow provided by operations.

9.2 Non-Cash Working Capital

Inventory levels at October 31, 2009 were $960.9 million (including Viterra Australia – $277.5 million) compared with $816.2 million at October 31, 2008. Exclusive of Viterra Australia, inventory levels fell by $132.8 million. This primarily reflects lower fertilizer and grain inventory levels and prices.

Accounts receivable at October 31, 2009, were $218.2 million higher than at October 31, 2008. Viterra Australia accounted for an increase of $312.3 million, which was partly offset

NON-CASH WORKING CAPITAL

(in thousands)

	2009	2008	Change	Change Attributable to Viterra Australia	Change Excluding Viterra Australia
Inventories	$ 960,896	$ 816,158	$ 144,738	$ 277,538	$ (132,800)
Accounts receivable	1,004,674	786,504	218,170	312,286	(94,116)
Prepaid and deposits	89,768	91,183	(1,415)	30,369	(31,784)
Accounts payable and accrued liabilities	(1,095,366)	(919,485)	(175,881)	(240,965)	65,084
	$ 959,972	$ 774,360	$ 185,612	$ 379,228	$ (193,616)

primarily by lower CWB receivables, which reflects both lower quantities and commodity prices.

Lower prepaid expenses and deposits of $1.4 million reflect an increase due to Viterra Australia of $30.4 million, offset primarily by lower inventory prepayments to agri-products suppliers.

Accounts payable and accrued liabilities were up $175.9 million over the balance at October 31, 2008. After removing the impact of Viterra Australia ($241.0 million), there was a residual decrease of $65.1 million, which reflects a decrease in customer deposits accompanied by lower producer deferred cash tickets.

9.3 Financing Activities

KEY FINANCIAL INFORMATION

(in thousands – except percentages, pts and ratios)

	At October 31,		
	2009*	2008	Change
Total Debt	$ 1,574,714	$ 627,857	$ 946,857
Total Debt, Net of Cash and Cash Equivalents**	$ 541,639	$ (41,153)	$ 582,792
EBITDA (Twelve Months ended October 31)**	$ 323,698	$ 532,604	$ (208,906)
Ratios			
Current Ratio	2.23 x	2.54 x	(0.31 x)
Total Debt-to-Capital	31.0%	22.2%	8.8 pt
Long-Term Debt-to-Capital	25.2%	21.6%	3.6 pt

* Fiscal 2009 includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.
** See Non-GAAP Measures in Section 18.

Viterra's balance sheet at October 31, 2009, remained strong with total debt-to-capital of 31.0% (22.2% at October 31, 2008). Viterra had no cash drawings on its $800 million North American revolving credit facility at year end, and had approximately $597 million drawn on the $1.2 billion AUD operating facility that funds the Australian and New Zealand businesses. In addition, Viterra, on a consolidated basis, had approximately $1.0 billion of cash and short-term investments on its balance sheet as at October 31, 2009, approximately $800 million of which is not required to finance seasonal working capital needs and is available for future growth initiatives.

The Company's total debt increased by $946.9 million from the previous year. This is primarily due to Viterra Australia's short-term borrowings ($291.1 million) and long-term debt ($306.3 million), a new issuance of $300 million in senior unsecured notes in July 2009, and a further draw of $100 million in December 2008 on the term credit facility, partially offset by principal repayments made during 2009 on the term credit facility and the total repayment of Member Demand Loans in September 2009. See Notes 10 and 11 of the Consolidated Financial Statements for more complete details on the above.

The Company's total debt, net of cash and short-term investments, increased $582.8 million from the same period last year. This resulted from the increase in total debt explained above ($946.9 million), offset by an increase in cash and short-term investments of $364.0 million. This increase in cash and short-term investments is presented in detail in the Consolidated Statements of Cash Flows. Some of the major components from the Consolidated Statements of Cash Flows (in addition to the debt components detailed above) were cash from operating activities (2009 – $457.4 million; 2008 – $283.7 million), increases in share capital primarily due to the issuance of 56.3 million common shares through a private placement in May 2009 for gross proceeds of $450 million (see Note 16 of the Consolidated Financial Statements), and cash invested in business acquisitions (2009 – $814.0 million; 2008 – $31.8 million) (See Note 6 of the Consolidated Financial Statements). The Company maintains an active role in all decisions affecting cash distributions from principal subsidiaries (those in which the Company has at least a 50% interest). The Company does not rely on distributions from subsidiaries or joint ventures to fund its capital spending programs or to meet its financial obligations.

As a result of swap transactions, the hedged fixed rate on the term Credit Facility, based upon Viterra's current credit ratings, is at approximately 7.4% on $312 million of Canadian dollar borrowings and 8.1% on $72 million of USD borrowings, with minimum mandatory repayments of 4% per annum.

The weighted average interest rate on long-term borrowings for Viterra Australia, including interest rate swaps, is approximately 6.2%.

Short-term debt is used during the year to finance operating requirements, which primarily consist of inventory purchases and financing of accounts receivable.

In the Grain Handling and Marketing segment, the level of short-term debt can also fluctuate as a result of changes in underlying commodity prices and the timing of grain purchases, while, in the Agri-products segment, changes in fertilizer prices can impact inventory values and customer and inventory prepayments.

Management believes that cash flow from operations and its access to undrawn credit facilities will provide Viterra with sufficient financial resources to fund its working capital requirements, planned capital expenditure programs, and debt servicing requirements. This belief is predicated upon the Company's expectations of future commodity and crop input prices, and the expected turnover of inventory and accounts receivable components of working capital. (See Forward-Looking Information in Section 20 of this MD&A).

9.4 Debt Ratings

On July 31, 2008, Standard & Poor's ("S&P") raised the Company's long-term corporate credit rating from BB to BB+, with a positive outlook. S&P also increased the rating on Viterra's Revolving Credit Facility to BBB from BBB- and the rating on the Company's Senior Unsecured Notes to BB+ from BB. According to Standard & Poor's, the ratings upgrade considered Viterra's leading position in Canadian agri-business and improved profitability from its integration of AU.

On October 29, 2009, DBRS Limited ("DBRS") confirmed Viterra's Senior Unsecured Notes and Revolving Credit Facility ratings as BBB (Low) with a stable trend. According to DBRS, the rating was confirmed after a review focusing on the potential risks and benefits of the Implementation Agreement between Viterra and ABB announced on May 19, 2009. DBRS has stated that the acquisition of ABB is consistent with Viterra's previously stated ambition to increase investment for growth and believes ABB's strength in malt processing will compliment Viterra's agri-food business and ABB's grain handling should enhance access to high-growth Asian markets.

On December 8, 2009, Moody's Investors Service ("Moody's") announced it was maintaining its outlook of 'under review for possible downgrade'. The under review outlook initiated on May 19, 2009, was prompted by the proposed acquisition of ABB, which was completed on September 23, 2009. The under review rating is being maintained as the Company recently reported that there had been a technical breach of a loan covenant of Viterra Australia, which was yet to be waived by the Viterra Australia lending syndicate as at October 31, 2009. Management considered it unlikely the syndicate's response to the breaches would be to require immediate settlement of the outstanding drawings on the syndicated facility. Viterra's corporate credit rating and the credit rating on the Company's $600 million of Senior Unsecured Notes have been assigned a Ba1 rating, one level below investment grade.

Viterra Australia finalized a waiver of the covenant breach with its loan syndicate on December 29, 2009.

	Corporate Rating	Senior Unsecured Notes	Term Credit Facility	Revolving Credit Facility	Trend
Standard & Poor's	BB+	BB+	n/a	BBB	Positive
DBRS Limited	n/a	BBB (Low)	BBB (Low)	n/a	Stable
Moody's Investors Service	Ba1	Ba1	n/a	n/a	Under Review

9.5 Contractual Obligations

(in thousands)

	Principal Payments Due by Period				
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Balance Sheet Obligation					
Short-term debt	$ 291,128	$ 291,128	$ –	$ –	$ –
Long-term debt	1,301,735	324,240	34,444	742,220	200,831
Other long-term obligations	142,970	21,972	40,117	21,260	59,621
	1,735,833	637,340	74,561	763,480	260,452
Other Contractual Obligations					
Operating leases	$ 86,442	$ 20,588	$ 25,184	$ 10,859	$ 29,811
Purchase obligations[1]	655,384	648,819	6,249	316	–
	741,826	669,407	31,433	11,175	29,811
Total Contractual Obligations	$ 2,477,659	$ 1,306,747	$ 105,994	$ 774,655	$ 290,263

[1] Substantially all of the purchase obligations represent contractual commitments to purchase commodities and products for resale.

10. OUTSTANDING SHARE DATA

On May 13, 2009, the Company completed a subscription receipt offering of 56,250,000 common shares, by way of a private placement to exempt purchasers, at a price of $8.00 per common share.

The Company raised gross proceeds from the offering of $450.0 million. The proceeds were raised to provide a portion of the funding for the acquisition of ABB. Shares were held in escrow until the closing of the acquisition. Underwriters' fees and other costs, net of escrow interest, associated with the offering, were approximately $18.0 million. In accordance with the capital nature of this transaction, the associated costs are reflected as a charge to shareholders' equity and reflected in the retained earnings of the Company.

The Company also issued 78,296,645 common shares and/or CDIs to the shareholders of ABB in accordance with the Scheme of Arrangement to acquire ABB. For purposes of calculating the value of the share component of the purchase consideration, the Company used the average closing price of its shares on the TSX around the May 19, 2009 announcement of the proposed acquisition of ABB. The resulting value was $8.84 per common share and a gross value of $692.1 million.

The market capitalization of the Company's 371.6 million issued and outstanding shares at January 20, 2010 was $3.9 billion or $10.58 per share. The issued and outstanding shares, including options convertible to common shares at January 20, 2010 are summarized in the following table:

OUTSTANDING SHARE DATA
As at January 20, 2010
(unaudited)

Issued and outstanding Common Shares	371,596,883
Securities convertible into Common Shares:	
Stock Options	1,638,306
	373,235,189

11. RESTRUCTURING AND INTEGRATION MATTERS

As described in Note 6 of the Consolidated Financial Statements, on September 23, 2009, the Company acquired all of the issued and outstanding common shares of ABB, an Australian agri-business. The results of the operations of the acquired subsidiary, known as Viterra Australia, are included in the Company's Consolidated Financial Statements commencing upon acquisition.

The total purchase price of $1,421.6 million consisted of 78,296,645 common shares and/or CDIs, the maximum amount which could be issued, at an ascribed price of $8.84 per share for a total of $692.1 million, plus $703.4 million of cash representing an aggregate value of $1,395.5 million, plus transaction costs of $26.1 million paid by the Company. To assist with the financing of the cash portion the Company

issued 56,250,000 common shares for proceeds of $432.0 million, net of share issue costs of $18.0 million.

The acquisition has been accounted for using the purchase method, whereby the purchase consideration will be allocated to adjust the carrying value of the assets acquired and liabilities assumed based on their estimated fair values as at the effective date of the purchase. The excess consideration not allocable to the assets and liabilities or to identifiable intangible assets will be reflected as goodwill.

Integration of the two companies is well underway. The change of control was effectively executed on September 24, 2009. The high level organization and leadership structures were implemented on September 28, 2009, with further announcements for the key Grain, Finance and Global Enabling functions announced and implemented on October 6, 2009. Since then, the focus has turned to formal integration planning, including the development of detailed operating models, synergy identification and comprehensive 12 to 18 month integration program plans. These integration plans detail how each integration team will deploy their target operating model, achieve their full synergy run rate in line with due diligence targets and complete other key integration activities. The next quarterly MD&A will provide additional information around key milestones from the integration process.

On October 20, 2009, ABB and its subsidiary businesses adopted the name Viterra. The Company has begun re-branding site locations, business names and various other communications tools. The legal name change will be part of the integration effort. Employees are now part of Viterra. Some product brands will remain in place pending further research. Full execution of the re-branding initiative will take approximately 6 to 12 months.

Shareholders should benefit from estimated gross synergies of approximately $30.0 million, with the full annualized benefit to be delivered in fiscal 2012. These synergies will be generated primarily through revenue and cost efficiency measurements over the next 12 to 18 months, and detailed implementation plans are currently being finalized to achieve these targeted synergies.

Integration costs related to the ABB acquisition expensed for the current quarter were $2.3 million. These costs relate primarily to travel, consulting and advisory fees, branding, and other integration costs incurred directly by the Company. Integration costs, including severance and closure costs incurred by or related to ABB, have already been accrued on the balance sheet as part of the acquisition price of ABB shares in accordance with the purchase method of accounting, with a corresponding increase in goodwill. On a pre-tax basis, estimated total net integration costs for both entities, which include share issuance costs and refinancing costs, are about $113.2 million, of which about $71.5 million has already been incurred, including $19.6 million of costs accrued and outstanding. These costs are financed by free cash flow.

12. OFF BALANCE SHEET ARRANGEMENTS

12.1 Pension Plans

At October 31, 2009, the market value of the assets of the Company's various defined benefit plans exceeded the accrued benefit obligations (valued on an ongoing basis for accounting purposes). The Company reported a net defined pension asset of $86.5 million at October 31, 2009, compared to $47.8 million at October 31, 2008. The Company made $28.1 million in cash payments related to its employee future benefits for the 12-month period ended October 31, 2009, consisting of cash contributed to its funded pension plans, its defined contribution plans, its multi-employer pension plan and directly to beneficiaries for other plan benefits.

The Company reported total pension benefit income of $23.6 million for the 12 months ended October 31, 2009, compared to $20.8 million for fiscal 2008. A reduction in corporate bond rates that are used to value future pension obligations resulted in an increase in the value of the Company's pension obligations. Under pension accounting rules, the increase in obligation is capitalized on the balance sheet and amortized into expense over future periods. However, the increased obligations also cause the reduction of valuation reserves held against the Company's pension assets and those reductions are recognized immediately into income (see Note 20a) of the Consolidated Financial Statements).

The following table compares the values of pension plan assets and liabilities for accounting purposes to the estimated values for pension funding purposes (solvency basis) at October 31, 2009:

(in thousands)	Accounting Basis	Solvency Funding
Market value of pension assets	$ 559,994	$ 559,994
Pension liabilities	$ 530,373	$ 602,269
Funded status - surplus (deficit)	$ 29,621	$ (42,275)
Unamortized accounting differences	$ 56,902	
Consolidated accrued benefit asset	$ 86,523	

Based on current estimates, the Company has an $86.5 million accrued benefit asset net of valuation allowance in its plans for accounting purposes. However, from a solvency perspective (for pension funding purposes), the plans had a combined deficit of $42.3 million as at October 31, 2009. The Company funds its defined benefit pension plans in accordance with actuarially determined amounts based on federal pension regulations. Management currently estimates quarterly payments of $2.5 million in 2010, down from quarterly payments of $5.6 million in 2009. The decrease in payments is the result of funding relief provided in 2009 that allows pension plan deficits to be funded over a 10-year period if a letter of credit is provided to guarantee payment. As a result, the Company has been required to provide letters of credit of $12.8 million, subsequent to the Company's year end in 2009. Funding requirements may increase or decrease depending upon future actuarial valuations. The Company's projection is based on funding the increase in plan deficits over a 10-year period and these payments may change in the future to reflect formal valuations as at December 31, 2009, which the Company expects to receive in April 2010. Note 20a) of the Consolidated Financial Statements for October 31, 2009 describes in detail the Company's pension plan obligations.

12.2 Viterra Financial

Viterra Financial™ provides grain and oilseed producers with unsecured working capital financing, through a Canadian chartered bank, to purchase the Company's fertilizer, crop protection products, seed and equipment. Outstanding credit was $528.1 million at October 31, 2009, compared to $487.7 million at October 31, 2008. Over 90% of the current outstanding credit relates to Viterra Financial™'s highest credit rating categories. The Company indemnifies the bank for 50% of future losses under Viterra Financial™ to a maximum limit of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio. As at October 31, 2009, Viterra has provided $3.0 million for actual and future expected losses.

Viterra Financial™ also provides livestock producers with secured and unsecured financing through a Canadian chartered bank to purchase feeder cattle, and related feed inputs under terms that do not require payment until the livestock are sold. Viterra Financial™ approved $94.7 million, compared to $93.4 million in fiscal 2008, in credit applications for Viterra's Feed Products customers, of which these customers had drawn $35.8 million at October 31, 2009 (October 31, 2008 – $31.9 million). The Company has indemnified the bank for aggregate credit losses of up to $8.3 million based on the first 20% to 33% of new credit issued on an individual account as well as for credit losses, shared on an equal basis, of up to 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of underlying accounts and the aggregate credit outstanding. As at October 31, 2009, the Company had provided about $0.2 million for actual and expected future losses.

13. RELATED PARTY TRANSACTIONS

The Company has transactions with related parties in the normal course of business measured at exchange amounts which are comparable to commercial rates and terms. Related parties include investees Prince Rupert Grain and The Puratone Corporation, as well as grain pools operated by the Company.

Total sales to related parties were $15.4 million, compared to $18.9 million in 2008. Total purchases from related parties were $7.2 million, compared to $11.6 million in 2008. As at October 31, 2009, accounts receivable from related parties totalled $24.0 million compared to $24.9 million in 2008. Accounts payable to related parties totalled $5.7 million; in 2008 this number was $22.0 million.

14. CRITICAL ACCOUNTING ESTIMATES

In preparing the Company's Consolidated Financial Statements, management is required to make estimates, assumptions

and judgments as to the outcome of future events that might affect reported assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Such assessments are made using the best information available to management at the time. Although management reviews its estimates on an ongoing basis, actual results may differ from these estimates as confirming events occur. The following is an analysis of the critical accounting estimates that depend most heavily on such management estimates, assumptions and judgments, any changes which may have a material impact on the Company's financial condition or results of operations. For more information about certain assumptions and risks that might affect these estimates, assumptions and judgments, refer to Section 20, Forward-Looking Information.

14.1 Valuation of Long-Lived Assets and Asset Impairment

Goodwill is not amortized but is assessed for impairment at the business unit level at least annually or whenever events or changes in circumstances suggest that the carrying amount may not be recoverable. Potential goodwill impairment is identified by comparing the fair value of a business unit, estimated using discounted cash flows, to its carrying value. Should the carrying value exceed the assessed fair value of the business unit, the goodwill impairment would result in a reduction in the carrying value of goodwill on the balance sheet and the recognition of a non-cash impairment charge in the Consolidated Statements of Earnings. While the Company believes that all of its estimates are reasonable, there exists inherent uncertainties that management may not be able to control. As a result, the Company is unable to reasonably quantify the changes in its overall financial performance if it had used different assumptions, and it cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values reported.

The Company periodically assesses the recoverability of values assigned to long-lived assets after considering potential impairment, indicated by such factors as business and market trends, future prospects, current market value and other economic factors. In performing its review of recoverability, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying value of the asset, an impairment loss would be recognized based on the excess of the carrying value of the asset over the fair market value calculated using discounted future cash flows.

14.2 Future Income Taxes

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying values of assets and liabilities and their respective income tax bases. Future income tax assets or liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The calculation of current and future income taxes requires management to make estimates and assumptions and to exercise a certain amount of judgment concerning the carrying values of assets and liabilities. The current and future income tax assets and liabilities are also impacted by expectations about future operating results and the timing of reversal of temporary differences as well as possible audits of tax filings by regulatory agencies. Management regularly assesses the Company's ability to realize net future income tax assets based on all relevant information available. Changes or differences in these estimates or assumptions may result in changes to the current and future income tax assets and liabilities on the Consolidated Balance Sheets and a charge to, or recovery of, income tax expense.

As at October 31, 2009, the Company had loss carryforwards of approximately $62.6 million compared to $111.3 million at October 31, 2008. These loss carryforwards are available to reduce income taxes otherwise payable in future years. Of these losses, $31.3 million will expire between 2012 and 2029 and $31.3 million associated with Viterra Australia are not subject to expiry. The Company's October 31, 2009 loss carryforwards are associated with its wholly-owned and less-than-wholly-owned subsidiaries.

A short-term future income tax asset of $1.2 million and a long-term future tax asset of $17.0 million have been recorded as at October 31, 2009 in respect of the Company's unutilized losses. A valuation allowance of $6.5 million has been recorded in respect of $25.0 million of losses associated with inactive less-than-wholly-owned subsidiaries. The valuation allowance represents management's best estimate of the allowance

necessary to reflect the future income tax assets related to losses available for carryforward at an amount that the Company considers is more likely than not to be realized.

14.3 Pension and Other Post-Employment Benefits

Certain estimates and assumptions are used in determining the Company's defined benefit pension and other post-employment benefit obligations, including the discount rate, the expected long-term rate of return on plan assets and expected growth rate of health care costs. These assumptions depend on various underlying factors such as economic conditions, investment performance, employee demographics and mortality rates. These assumptions may change in the future and may result in material changes in the pension and employee benefit plans expense recorded in OG&A. Changes in financial market returns and interest rates could also result in changes to the funding requirements of the Company's defined benefit pension plans. A substantial number of the Company's employees are members of its defined contribution plans. With the exception of the Hourly Employees' Retirement Plan, the Company's remaining defined benefit plans cover a closed group of members and all retirees prior to the Company's conversion to defined contribution plans.

For 2009, the discount rate used for calculation of pension benefit plans was 6.2% (2008 – 7.25%) and for other future benefits was 6.0% (2008 – 7.25%). The expected long-term rate of return on plan assets for pension benefit plans for 2009 was 5.9% (2008 – 6.5%). A one percentage-point decrease in the assumed return on plan assets would decrease the pension income by $5.1 million. A one percentage-point decrease in the assumed discount rate would decrease pension income by $2.1 million and increase the accrued benefit obligation by $52.4 million, and increase the other future benefit expense by $0.1 million and increase the accrued other future benefit obligation by $1.0 million. A one percentage-point increase in the assumed trend in health care cost would not materially increase interest costs, but would increase the accrued benefit obligation by $0.3 million. The sensitivity of each assumption has been calculated independently. Changes to more than one assumption simultaneously may amplify or reduce the impact on the accrued benefit obligations or benefit plan expenses.

14.4 Environmental Matters

The Company's other long-term liabilities include the ARO associated with Western Co-operative Fertilizer Ltd's ("Westco") fertilizer manufacturing and processing plants, which discontinued operations in 1987. The Company provided for site restoration and reclamation costs related to former production facilities in Calgary and Medicine Hat, Alberta and associated phosphogypsum stacks and certain closed landfills. The period to complete the reclamation project is estimated to be about nine years from the current date, and management believes that the ARO is adequate. The ARO was $17.5 million at October 31, 2009, while at October 31, 2008, the ARO was $22.1 million.

14.5 Purchase Price Allocation and Goodwill

Acquisition of ABB

As described in more detail in Section 11, Restructuring and Integration Matters, and in Note 6 to the Consolidated Financial Statements, the Company has recorded an amount of $374.1 million in respect of goodwill and intangible assets relating to the acquisition of ABB. As the acquisition has recently been completed, the preliminary purchase price allocation between the assets and liabilities acquired, including goodwill and intangibles, will be finalized in a subsequent period, including allocation of goodwill by segment and determination of goodwill deductible for tax purposes. The determination and allocation of the purchase price paid for ABB will be based on management's best estimates. In determining the fair value of property, plant and equipment, goodwill and intangibles, the Company is using the work of third-party valuation experts. The fair value of the other assets, liabilities and obligations assumed on the purchase will be based on estimated market values. Liabilities relating to the restructuring and integration of ABB's operations included estimated severance and employee-related costs, professional fees and other related costs.

Other Acquisitions

As described in more detail in Note 6 to the Consolidated Financial Statements, the Company has recorded an amount of $28.5 million in respect of goodwill and intangible assets relating to other acquisitions that occurred in fiscal 2009. Some of these acquisitions have recently been completed, and the preliminary purchase price allocation between the assets and liabilities acquired, including goodwill and intangibles, will be finalized in a subsequent period. The determination and allocation of the purchase prices paid were and will be based

on management's best estimates. The fair value of the other assets, liabilities and obligations assumed on the purchases were and will be based on estimated market values.

Agricore United

In fiscal 2009, management determined that the accrual for restructuring costs was $5.0 million more than necessary, mainly due to lower-than-expected costs of disposal for certain assets. The after-tax impact of this adjustment to the purchase price allocation was $3.4 million and resulted in a corresponding reduction in goodwill recorded for the AU acquisition. Management believes that the remaining estimates used for the purchase price allocation are reasonable; however, actual results could differ as confirming events occur, which could require future adjustments to goodwill and related accruals.

15. CHANGES IN ACCOUNTING POLICY

15.1 Inventories

Effective November 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3031, Inventories. This adoption resulted in additional disclosures as provided in Note 3 of the Consolidated Financial Statements.

15.2 Goodwill and Intangible Assets

Effective November 1, 2008, the Company adopted the CICA Handbook Section 3064, Goodwill and Intangibles. This adoption had no material impact to the Company.

15.3 Fair Value Hierarchy and Liquidity Risk Disclosure

In June 2009, the CICA issued an amendment to Section 3862 to provide improvements to fair value and liquidity risk disclosures. The amendment applies to the Company's fiscal year ending October 31, 2009. This adoption resulted in additional disclosures as provided in Note 2p) and 23 of the Consolidated Financial Statements.

16. FUTURE ACCOUNTING STANDARDS

16.1 International Financial Reporting Standards

In February 2008, the Accounting Standards Board ("AcSB") announced that 2011 is the change over date for publicly accountable enterprises to replace Canadian GAAP with International Financial Reporting Standards ("IFRS"). The date relates to interim and annual financial statements for fiscal years beginning on or after January 1, 2011, which will be applicable for Viterra's first quarter of fiscal 2012. Viterra will also be required to provide IFRS comparative information for the previous fiscal period.

Viterra has undertaken a project to assess the potential impacts of its transition to IFRS. A detailed project plan was developed and working teams formed to ensure compliance with the new standards. A steering committee of senior individuals from Finance, Treasury, Legal, Investor Relations and Information Technology has been established to monitor progress and review and approve recommendations from the working teams. Quarterly IFRS updates are provided to the Audit Committee of the Board of Directors.

Viterra has committed the appropriate resources and training to ensure the Company is compliant by the transition date. Part of the work that will be completed will include an assessment of the impact to accounting, financial reporting, information technology systems as well as certain contractual arrangements. The project has been broken down into four key phases, including Project Initiation and Initial Assessment, Detailed Assessment, Design and Execution.

Viterra has completed both the Initial and Detailed Assessment phases, of its project plan. Key segments of these phases included determining accounting policy and disclosure changes that will be required upon transition to IFRS as well as the exemptions relating to IFRS 1, First-time Adoption of International Financial Reporting Standards.

Set out below is the significant difference between GAAP and IFRS that the Company has currently identified. Viterra continues to monitor standards development as issued by the International Accounting Standards Board and, as standards change or are issued, there may be additional impacts on Viterra's assessment. In addition, Viterra may identify additional differences or experience changes in its business that may have an impact on the assessment.

A material item was identified for employee benefits based on differences between GAAP and IFRS relating to the accounting for defined benefit pension plans. IFRS has several technical differences from current GAAP accounting for defined benefit pension plans. As well, there are several accounting policy choices that are available under IFRS for pension accounting,

including a choice that is similar to what the Company currently employs under GAAP. Compared to GAAP, IFRS introduces differences in the calculation of the expected future benefit, the liability for minimum funding requirements, the valuation allowance, and the interaction thereof.

All other identified differences are considered unlikely to have a significant impact on Viterra's Consolidated Financial Statements. These differences include:

- Presentation and Disclosure
- Business Combinations
- Impairment
- Provisions
- Share-based Payments
- Leases
- Foreign Currency Translation
- Income Taxes

Viterra has begun the Design phase of its conversion project. Work has focused on areas assessed in the Detailed Assessment phase to have the greatest impact on results, disclosures and systems. Key segments of this phase will include the design of implementation plans for all work streams affected by IFRS and drafting financial statements and notes to comply with IFRS. The Company will also continue to assess the impact of the transition on information technology and data systems and on internal controls. This phase also includes ongoing communication and training.

17. RISKS AND RISK MANAGEMENT

Viterra faces certain risks, including weather, market, credit, foreign exchange and interest rate risk, which can impact its financial performance. For additional information on other general business and environmental risks, readers should review the 2009 Annual Information Form.

17.1 Governance and Oversight

Viterra's Risk Management Committee (the "Committee") is a senior management committee responsible for assessing enterprise risks and implementing strategies to reduce the Company's exposure. The Committee meets regularly to assess risks and direct risk mitigation activities. Regular reports are provided to the Audit Committee of the Board of Directors.

17.2 Weather Risk

As an agri-business company, Viterra's most significant risk is the weather. The effect of weather conditions on crop quality and production volumes present significant operating and financial risk to Viterra's Grain Handling and Marketing segment. Volumes are a key driver of earnings for Viterra's grain operations. Fixed costs in Viterra's primary elevator system represent approximately 75% to 80% of total costs and, as a result, reduced volume and inventory turns negatively impact the margin/earnings per tonne achievable.

Crop quality is also an important factor because the majority of the higher quality grains and oilseeds move into export position; accordingly, Viterra generates margins at each stage of its value chain through to its port terminals.

Grains destined for domestic markets on average generate lower margins, particularly feed grains, which require little processing and handling. Therefore, the mix of grains and oilseeds that Viterra manages in any given year is an important factor affecting margins and earnings. Viterra offers a number of programs to its primary customers, including drying and blending opportunities in an attempt to mitigate some of the quality risk.

The level and mix of agri-products sales are also dependent on weather. Weather and moisture levels are a determining factor in crop selection by producers at seeding time, the variety of seed sown, and the amount of proprietary seed purchased. Crop selection decisions also impact the amount of fertilizer and crop protection products Viterra sells since certain crops require significantly more inputs than others. During the growing season, weather determines the type and amount of agri-products applied to the land. Viterra's Agri-products segment works closely with its Grain Handling and Marketing segment to anticipate producers' intentions for seeding in order to manage agri-products inventories appropriately.

Viterra's elevators and agri-products distribution facilities in Canada are geographically dispersed throughout the Prairie Provinces, diversifying the Company's exposure to localized growing conditions. In Australia, the majority of the facilities are located in South Australia.

Viterra has, over the last number of years, obtained grain volume insurance to provide a degree of protection to the cash flow of the organization from significant declines in grain volumes,

resulting from drought or other weather-related events. For 2009, the Company had $60.0 million of coverage in place for Canadian exposure and placed $27.0 million AUD of coverage for Australian exposure in June 2009, contingent on the successful acquisition of ABB. For 2010, the Company has 46.5% of the $60.0 million of Canadian coverage in place under a multi-year program. The Company intends to place additional coverage for 2010.

17.3 **Market Risk**

A significant portion of Viterra's sales are derived from its Grain Handling and Marketing segment. Earnings for this segment fluctuate based on the volume of grain handled and the margins earned on the purchase and sale of open market grains. In the case of Board grains, Viterra earns CWB storage and handling tariffs; these are established independently of the market price for grain.

CWB grains accounted for about 50.8% of total grain received by Viterra in 2009, on par with the 51.4% in fiscal 2008. For these grains, the Company's risks are reduced in part through the terms of formal legal arrangements between Viterra and the CWB. The arrangements provide for full reimbursement of the price paid to producers for grain as well as certain costs incurred by Viterra. Adverse impacts can be experienced by Viterra whereby handling of Board grain results in a loss of grade or, in the case of the CWB's tendering program, Viterra fails to meet the requirements under the tendering contract. Viterra employs grain grading, handling procedures and quality testing across its value chain to help mitigate these risks.

For non-Board or open market grains and oilseeds purchased by Viterra, as well as Australian grains and oilseeds, the Company is exposed to the risk of movement in price between the time the grain is purchased and when it is sold. Financial risk management activities commonly referred to as "hedging", where such opportunities exist, can reduce this risk. Hedging is the placing in the futures market of a position opposite to one held in the cash market in order to reduce the risk of financial loss from an adverse price change. In so doing, the Company assumes basis risk to the extent the futures market and the cash market do not change by directly equivalent amounts. Where exchange-traded futures for a particular commodity are not available or where the liquidity of a particular exchange-traded future is volatile, Viterra develops cross-hedges, using futures contracts for similar or related products.

Viterra employs a Commodity Risk Management Policy, in which position limits are used to limit the Company's exposure to changes in commodity prices. Position limits set out the amount of market exposure the Company is willing to tolerate by commodity. The Policy defines these tolerance levels based on the size of the original position, liquidity in the futures market and a number of other factors. The Board's Audit Committee sets various authorization limits.

The Company also utilizes forward sales contracts to hedge the ownership of grain, oilseeds and special crops, forward purchase contracts to fix the costs of supply of livestock feed inputs and prepaid purchases of agri-products inputs with future delivery dates. The costs associated with these instruments are included in the cost of sales for the affected business segment.

In Australia, Wheat Exports Australia administers a scheme under which all exporters of wheat must be accredited; Viterra's Australian operations are accredited. To maintain its accreditation, Viterra must provide access to its port services to other exporters pursuant to access arrangements approved by the ACCC.

Although the majority of Viterra's Grain Handling and Marketing revenue is volume-driven, rather than price-driven, grain and oilseed prices are a chief determinant of farm income levels and also influence producers' decisions regarding total seeded acreage and the types of crops grown. Such factors affect Viterra's sales mix, handling volumes, and the level of Agri-products sales.

17.4 **Credit Risk**

Viterra is exposed to credit risk in connection with credit provided to its customers, including credit provided on agri-products purchases through a third party. Credit defaults by Viterra's customers could have a material adverse effect on Viterra's financial results and financial condition. Viterra shares responsibility for defaulted accounts and loan losses with a Canadian chartered bank through Viterra Financial™. Viterra's average credit losses since combining its new credit programs in February 2008 were less than 0.2% of sales.

For credit provided through Viterra Financial™, the Company has limited its exposure to credit risk by limiting the financial institution's recourse against the Company for indemnification

of losses incurred on certain credit sales. Additionally, exposure to credit risk is managed through a rigorous analysis of outstanding positions, payment and loss history and ongoing credit reviews of all significant contracts.

Viterra regularly evaluates its counterparty risk with respect to its relationships with global customers and employs risk management practices to manage those relationships. The Company controls its exposure to counterparty risk through credit analysis and approvals, credit limits, and monitoring procedures. Changes in the economic, political and market conditions may impact counterparty risk, which could have a material financial impact.

17.5 Foreign Exchange Risk

The Company undertakes certain transactions denominated in foreign currencies and, as a result, foreign currency exposures arise. The Company is exposed to foreign exchange risk on financial commodity contracts, which are denominated in foreign currencies, and on its investment in foreign subsidiaries. The Company uses derivative financial instruments, such as foreign currency forward contracts and futures contracts, and options to limit exposures to changes in foreign currency denominated assets and liabilities as well as anticipated transactions.

During the year, the Company entered into a series of derivative contracts in connection with its offer to acquire ABB. The Company entered into option arrangements in order to limit exposure to a change in the AUD. These derivatives were used to mitigate the risk of economic loss arising from changes in the value of the AUD compared to the Canadian dollar between the announcement of the acquisition and the expected closing date.

The acquisition of ABB has exposed the Company to the impact of changes in the AUD to the Canadian dollar exchange rate on its net investment in Viterra Australia. For accounting purposes, ABB is considered to be a self-sustaining entity and, therefore, the impact of changes in the exchange rate will be recognized in the Accumulated Other Comprehensive Income (Loss) section of the Company's Consolidated Statements of Shareholders' Equity.

To the extent that the Company has not fully hedged its foreign exchange risks, a fluctuation of the Canadian dollar against the USD, AUD or other relevant currencies could have a material effect on Viterra's financial results.

17.6 Interest Rate Risk

The Company's exposure to interest rate risk relates primarily to the Company's debt obligations. The Company manages interest rate risk and currency risk on borrowings by using a combination of cash instruments, forward contracts and a mixture of fixed and floating rates. The Company has entered into interest rate swaps to manage variable interest rates associated with a portion of the Company's debt portfolio. The Company uses hedge accounting for interest rate swaps used to mitigate the impact of variable rates on long-term debt.

17.7 Other Risks

To address consumer awareness and concern over food safety and "traceability", Viterra has established a number of processes to track and identify crops at every stage of production: from seed to customer delivery. Its processes meet international standards, including HACCP – the internationally recognized system of quality control for food safety – and ISO 9000 certification for the processing and export of grains, oilseeds and special crops. ISO 9001:2000 registration and HACCP compliance are verified by third-party audits. As at October 31, 2009, all of the Company's port terminals, except Prince Rupert Grain, met the ISO 9001:2000 Quality Management Standard and ISO 22000:2005 HACCP Food Safety Standard. All of the Company's Thunder Bay Terminals (A, B and C) are also GMP+B2 (Good Manufacturing Practices) certified.

The Company's country elevator network in North America consists of 85 grain facilities, which includes two joint venture country facilities, and nine processing facilities, which are registered ISO 9001:2000 and are HACCP compliant. In addition, the Quality Control department in the Company's offices in Regina is ISO 9001:2000 registered. The Company's six Canadian feed mills and pre-mix facilities comply with all federal regulations and are HACCP certified or compliant. In addition, Canadian operations are inspected by the Canadian Food Inspection Agency ("CFIA") and U.S. feed mills are inspected by state and federal agencies in the United States.

Viterra's grain handling and malt operations in Australia are certified to the ISO 22000 HACCP standards. The ISO 9001:2000 and ISO 9001:2008 Quality Management System accreditations cover Viterra's Australia and New Zealand broader grain handling, malting operations and feed manufacturing,

respectively. As well, these accreditations cover these operations' respective associated functions.

Consumer perceptions related to food safety are an increasing industry risk. The general public is demanding legislative response to the perceived threat of food safety, and there is a high probability that the U.S. will introduce new legislation that may impact the business.

In September 2009, the FDA announced a zero tolerance policy for *salmonella* in all Canadian canola meal, and has since been rejecting or holding some cars for inspection. Viterra is working with the Canola Council of Canada and other industry participants to find a resolution to this issue with the FDA.

A detailed commentary on risk factors relating to the Company and its business is set forth in the Company's current Annual Information Form. Also see Section 21, Additional Information.

18. NON-GAAP MEASURES

EBITDA (earnings before interest, taxes, amortization, gain (loss) on disposal of assets, integration expenses, net foreign exchange gain on acquisition, and recovery of pension settlement) and EBIT (earnings before interest, taxes, gain (loss) on disposal of assets, net foreign exchange gain on acquisition, integration expenses and recovery of pension settlement) are non-GAAP measures. Those items excluded in the determination of EBITDA and EBIT represent items that are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. These measures are intended to provide further insight with respect to Viterra's financial results and to supplement its information on earnings (losses) as determined in accordance with GAAP.

EBITDA is used by management to assess the cash generated by operations, and EBIT is a measure of earnings from operations prior to financing costs and taxes. Both measures also provide important management information concerning business segment performance since the Company does not allocate financing charges, income taxes or other excluded items to these individual segments.

Total debt, net of cash and cash equivalents, is provided to assist investors and is used by management in assessing the Company's liquidity position and to monitor how much debt the Company has after taking into account its liquid assets, such as cash and cash equivalents. Such measures should not be used in isolation of, or as a substitute for, current liabilities, short-term borrowings, or long-term debt as a measure of the Company's indebtedness.

Cash flow provided by operations is the cash from (or used in) operating activities, excluding non-cash working capital changes. Viterra uses cash flow provided by operations and cash flow provided by operations per share as a financial measure for the evaluation of liquidity. Management believes that excluding the seasonal swings of non-cash working capital assists their evaluation of long-term liquidity.

Free cash flow is cash flow provided by operations (prior to any changes in non-cash working capital) net of capital expenditures, excluding business acquisitions. Free cash flow is used by management to assess liquidity and financial strength. This measurement is also useful as an indicator of the Company's ability to service its debt, meet other payment obligations and make strategic investments. Readers should be aware that free cash flow does not represent residual cash flow available for discretionary expenditures.

These non-GAAP measures should not be considered in isolation of, or as a substitute for, GAAP measures such as (i) net earnings (loss), as an indicator of the Company's profitability and operating performance or (ii) cash flow from or used in operations, as a measure of the Company's ability to generate cash. Such measures do not have any standardized meanings prescribed by Canadian GAAP and are, therefore, unlikely to be comparable to similar measures presented by other corporations.

Reconciliations of each of these terms are provided in the table below.

NON-GAAP TERMS, RECONCILIATIONS AND CALCULATIONS
(in thousands - except percentages and ratios)
For the Twelve Months Ended October 31

	2009*	2008	Better (Worse)
Gross profit and net revenues from services	$ 849,963	$ 1,026,831	$ (176,868)
Operating, general and administrative expenses	(526,265)	(494,227)	(32,038)
EBITDA	323,698	532,604	(208,906)
Amortization	(109,141)	(106,832)	(2,309)
EBIT	$ 214,557	$ 425,772	$ (211,215)
Net earnings (loss)	$ 113,127	$ 288,282	$ (175,155)
Amortization	109,141	106,832	2,309
Non-cash financing expenses	6,033	4,470	1,563
Recovery of pension settlement	–	(3,356)	3,356
Employee future benefits	(22,875)	(19,918)	(2,957)
Equity loss (gain) of significantly influenced companies	(59)	10,963	(11,022)
Future income tax provision	29,723	70,280	(40,557)
Net foreign exchange gain on acquisition	(24,105)	–	(24,105)
Loss (gain) on disposal of assets	10,314	(1,263)	11,577
Other items	2,124	(24)	2,148
Cash flow prior to working capital changes	$ 223,423	$ 456,266	$ (232,843)
Property, plant and equipment expenditures	(75,283)	(55,583)	(19,700)
Free Cash Flow	$ 148,140	$ 400,683	$ (252,543)
AT OCTOBER 31			
Current assets	$ 3,133,149	$ 2,422,712	$ 710,437
Current liabilities	1,405,812	952,612	(453,200)
Current Ratio (Current Assets/Current Liabilities)	2.23	2.54	(0.31 pt)
Short-term borrowings (Note 10)	$ 291,128	$ 17,769	$ (273,359)
[A] Long-term debt due within one year (Note 11)	18,151	14,703	(3,448)
[A] Long-term debt (Note 11)	1,265,435	595,385	(670,050)
[B] Total debt	$ 1,574,714	$ 627,857	$ (946,857)
Cash and short-term investments	$ 1,033,669	$ 669,665	$ 364,004
Bank indebtedness	(594)	(655)	61
[C] Cash and cash equivalents	$ 1,033,075	$ 669,010	$ 364,065
Total Debt, Net of Cash and Cash Equivalents	$ 541,639	$ (41,153)	$ (582,792)
[D] Total equity	$ 3,508,919	$ 2,200,725	$ 1,308,194
[E] Total capital [B + D]	$ 5,083,633	$ 2,828,582	$ 2,255,051
Total Debt-to-Capital [B]/[E]	31.0%	22.2%	(8.8 pt)
Long-Term Debt-to-Capital [A]/[E]	25.2%	21.6%	(3.6 pt)

* Includes results from Viterra Australia operations from September 24, 2009 to October 31, 2009.

19. EVALUATION OF DISCLOSURE AND PROCEDURES

Management, including the President and Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Viterra's disclosure controls and procedures (as defined in National Instrument 52-109 of the Canadian Securities Administrators) as of October 31, 2009. Management has concluded that, as of October 31, 2009, Viterra's disclosure controls and procedures are designed and operating effectively to provide reasonable assurance that material information relating to Viterra and its consolidated subsidiaries and joint ventures would be made known to them by others within those entities, particularly during the period in which this report was being prepared, except as noted below in the scope limitation that exists as a result of the purchase of ABB.

Management, including the President and Chief Executive Officer and Chief Financial Officer, has also evaluated the design and effectiveness of Viterra's internal controls over financial reporting (as defined in National Instrument 52-109 of the Canadian Securities Administrators) as of October 31, 2009. Management has concluded that, as of October 31, 2009, Viterra's internal controls over financial reporting are designed and operating effectively to provide reasonable assurance that material information relating to Viterra and its consolidated subsidiaries and joint ventures would be made known to them by others within those entities, particularly during the period in which this report was being prepared, except as noted below in the scope limitation that exists as a result of the purchase of ABB. Viterra's management has used the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework to evaluate the effectiveness of the Company's internal control over financial reporting. It should be noted that all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no other changes in the Company's internal control over financial reporting that occurred during the year, except as noted in the scope limitation below, that have materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.

Limitation on scope of design:
Management has limited the scope of design of our disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of ABB and its subsidiaries. The chart below presents the summary financial information of ABB:

Balance Sheet Data ($ millions)	At October 31, 2009
Current assets	$ 686.9
Long-term assets	$ 1,640.7
Current liabilities	$ 532.4
Long-term liabilities	$ 1,005.9
Income Statement Data ($ millions)	Five Weeks Ending October 31, 2009
Total revenue	$ 139.20
Net income/(loss) for the period	$ (14.3)

The scope limitation is in accordance with National Instrument 52-109 3.3(1)(b), which allows an issuer to limit its design of disclosure controls and procedures, or internal controls over financial reporting to exclude controls, policies and procedures of an acquired company not more than 365 days before the end of the financial period to which the certificate relates.

20. FORWARD-LOOKING INFORMATION

Certain statements in this Management's Discussion and Analysis are forward-looking statements and reflect Viterra's expectations regarding future results of operations, financial condition and achievements. All statements that address activities, events or developments that Viterra or its management expects or anticipates will or may occur in the future, including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results, critical accounting estimates and expectations regarding future capital resources and liquidity of the Company and such matters, are forward-looking statements. In addition, the words "believes", "intends", "anticipates", "expects", "estimates", "plans", "likely", "will", "may", "could", "should", "would", "outlook", "forecast", "objective", "continue" (or the negative thereof) and words

of similar import may indicate forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of Viterra to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations, including, but not limited to, those factors discussed under the heading Risk Factors in Viterra's 2009 Annual Information Form and in the Company's 2009 Management's Discussion and Analysis under the heading "Risks and Risk Management"; adverse weather conditions; political and economic risks; changes in regulation; commodity price and market risks; employee relations, collective bargaining and third-party relationships; integration risk associated with the merger of Viterra and ABB and integration risk related to other acquisitions; foreign exchange risk; availability of credit and credit costs; availability and cost of water in Australia; dependence on key personnel; environmental, health and safety risks; property and liability risks; food and agricultural products risks; diseases and other livestock industry risks; credit risk; commodity trading risks; and reliance on business information systems. The uncertainties and other factors include, but are not limited to, crop production and crop quality in Western Canada and South Australia; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizer and pesticides; changes in the grain handling and agri-products, food processing and feed products competitive environments, including pricing pressures; Canadian and Australian grain export levels; changes in government policy and transportation deregulation; international trade matters; global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; current global financial crises and changes in credit markets; and competitive developments in connection with Viterra's grain handling, agri-products, food processing, feed products and financial products businesses. Many of these risks, uncertainties and other factors are beyond the control of the Company. All of the forward-looking statements made in this Management's Discussion and Analysis and the documents incorporated herein by reference are qualified by these cautionary statements and the other cautionary statements and factors contained herein or in documents incorporated by reference herein, and there can be no assurance that the actual developments or results anticipated by the Company and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Company.

Although Viterra believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this Management's Discussion and Analysis. In addition to other assumptions identified in this Management's Discussion and Analysis, assumptions have been made regarding, among other things:

- western Canadian and southern Australian crop production and quality in 2009 and subsequent crop years;
- the volume and quality of grain held on-farm by producer customers in North America;
- movement and sales of Board grains by the CWB;
- the amount of grains and oilseeds purchased by other marketers in Australia;
- demand for and supply of open market grains;
- movement and sale of grain and grain meal in Australia and New Zealand, particularly in the Australian states of South Australia, Victoria and New South Wales;
- agricultural commodity prices;
- demand for oat, canola, and barley products and the market share of these products that will be achieved;
- general financial conditions for western Canadian and southern Australian agricultural producers;
- demand for seed grain, fertilizer, chemicals and other agri-products;
- market share of grain deliveries and agri-products sales that will be achieved by Viterra;

- extent of customer defaults in connection with credit provided by Viterra, its subsidiaries or a Canadian chartered bank in connection with feed product and agri-product, purchases;
- ability of the railways to ship grain to port facilities for export without labour or other service disruptions;
- demand for oat, canola and malt barley products, and the market share of sales of these products that will be achieved by Viterra;
- ability to maintain existing customer contracts and relationships;
- the availability of feed ingredients for livestock;
- cyclicality of livestock prices;
- demand for wool and the market share of sales of wool production that will be achieved by Viterra's subsidiaries in Australia;
- the impact of competition;
- environmental and reclamation costs; and
- the ability to obtain and maintain existing financing on acceptable terms, and currency, exchange and interest rates.

The preceding list is not exhaustive of all possible factors. All factors should be considered carefully when making decisions with respect to Viterra, and undue reliance should not be placed on Viterra's forward-looking information.

Viterra disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

21. ADDITIONAL INFORMATION

Additional information about Viterra, including its most recent Annual Information Form, can be found on the Company's website at www.viterra.ca and on SEDAR at www.sedar.com.

Auditors' Report to the Shareholders of Viterra Inc.

We have audited the consolidated balance sheets of Viterra Inc. as at October 31, 2009 and 2008 and the consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Regina, Saskatchewan
January 20, 2010

Deloitte & Touche LLP
Chartered Accountants

Management's Responsibility for Financial Statements

The management of Viterra Inc. is responsible for the preparation, integrity and fair presentation of the consolidated financial statements and management's discussion and analysis. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include amounts based on management's informed judgements and estimates. Financial information contained in management's discussion and analysis is consistent with the consolidated financial statements.

To assist management in fulfilling its responsibilities, a system of internal accounting controls has been established to provide reasonable assurance that the consolidated financial statements are accurate and reliable and that assets are safeguarded. An internal audit function evaluates the effectiveness of internal controls and reports its findings to management and the Audit Committee of the Board of Directors.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control systems. The Audit Committee is composed of independent directors who are not employees of the Corporation. The Audit Committee is responsible for reviewing the consolidated financial statements and management's discussion and analysis and recommending them to the Board of Directors for approval. To discharge its duties the Audit Committee meets regularly with management, internal audit and Deloitte & Touche LLP to discuss internal controls, accounting and financial reporting processes, audit plans and financial matters. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Deloitte & Touche LLP is responsible for auditing the consolidated financial statements and expressing their opinion thereon and their report is presented separately. The external auditors have full and free access to, and meet regularly with, management and the Audit Committee.



Mayo M. Schmidt
President and Chief Executive Officer



Rex McLennan
Chief Financial Officer

January 21, 2010

Consolidated Balance Sheets

(in thousands)

As at	October 31, 2009	October 31, 2008
ASSETS		
Current Assets		
Cash	$ 165,200	$ 183,536
Short-term investments	868,469	486,129
Accounts receivable	1,004,674	786,504
Inventories (Note 3)	960,896	816,158
Prepaid expenses and deposits	89,768	91,183
Future income taxes (Note 14)	44,142	59,202
	3,133,149	2,422,712
Investments (Note 4)	9,706	7,645
Property, Plant and Equipment (Note 7)	2,411,105	1,154,859
Other Long-Term Assets (Note 8)	118,025	69,238
Intangible Assets (Note 9)	42,766	22,133
Goodwill	699,974	300,121
Future Income Taxes (Note 14)	8,023	2,673
	$ 6,422,748	$ 3,979,381
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank indebtedness	$ 594	$ 655
Short-term borrowings (Note 10)	291,128	17,769
Accounts payable and accrued liabilities	1,095,366	919,485
Long-term debt due within one year (Note 11)	18,151	14,703
Future income taxes (Note 14)	573	–
	1,405,812	952,612
Long-Term Debt (Note 11)	1,265,435	595,385
Other Long-Term Liabilities (Note 12)	72,471	64,183
Future Income Taxes (Note 14)	170,111	166,476
	2,913,829	1,778,656
Shareholders' Equity		
Retained earnings	425,741	325,911
Accumulated other comprehensive income (loss) (Note 15)	54,216	(9,766)
	479,957	316,145
Share capital (Note 16)	3,025,486	1,883,336
Contributed surplus	3,476	1,244
	3,508,919	2,200,725
	$ 6,422,748	$ 3,979,381

Commitments, contingencies and guarantees (Note 22)

On behalf of the Board of Directors



Thomas Birks
Director



Thomas Chambers
Director

Consolidated Statements of Earnings

(in thousands)

For the Year Ended	October 31, 2009	October 31, 2008
Sales and other operating revenues	$ 6,635,572	$ 6,777,566
Cost of sales (excluding amortization see Note 3)	(5,785,609)	(5,750,735)
Gross profit and net revenues from services	849,963	1,026,831
Operating, general and administrative expenses	(526,265)	(494,227)
	323,698	532,604
Amortization	(109,141)	(106,832)
	214,557	425,772
Gain (loss) on disposal of assets	(10,314)	1,263
Integration expenses	(10,191)	(14,622)
Net foreign exchange gain on acquisition (Note 23)	24,105	–
Recovery of pension settlement (Note 20)	–	3,356
Financing expenses (Note 21)	(61,163)	(37,785)
	156,994	377,984
Provision for corporate income taxes (Note 14)		
Current	(14,144)	(19,422)
Future	(29,723)	(70,280)
Net earnings	$ 113,127	$ 288,282
Basic and diluted earnings per share (Note 17)	$ 0.45	$ 1.31

Consolidated Statements of Comprehensive Income

(in thousands)

For the Year Ended	October 31, 2009	October 31, 2008
Net earnings	$ 113,127	$ 288,282
Other comprehensive income (loss)		
Realized gain on dedesignated hedged contracts included in net earnings, net of tax of $891 (2008 – $1,675)	(2,080)	(3,057)
Unrealized gain (loss) on cash flow hedges, net of tax of $(2,135) (2008 – $5,110)	7,337	(12,397)
Realized loss on cash flow hedges, net of tax of $(1,935) (2008 – $(202))	4,264	391
Unrealized loss on available for sale assets, net of tax of $8 (2008 – $25)	(48)	(171)
Unrealized effect of foreign currency translation of foreign operations	54,509	(1,720)
Other comprehensive income (loss)	63,982	(16,954)
Comprehensive income	$ 177,109	$ 271,328

Consolidated Statements of Shareholders' Equity

(in thousands)

	Share Capital (Note 16)	Contributed Surplus	Accumulated Other Comprehensive Income (Loss) (Note 15)	Retained Earnings (Deficit)	Total Shareholders' Equity
As at October 31, 2007	$ 1,422,843	$ 323	$ 1,029	$ 50,426	$ 1,474,621
Accounting policy change					
Unrealized gain on dedesignated hedged contracts, net of tax of $(2,798)	–	–	5,946	–	5,946
Unrealized gain on available for sale assets, net of tax of $(41)	–	–	213	–	213
Livestock receivables, net of tax of $36	–	–	–	(76)	(76)
Debt acquisition costs using effective interest method, net of tax of $(60)	–	–	–	126	126
Share capital issued	460,493	–	–	–	460,493
Options exercised	–	(14)	–	–	(14)
Stock-based compensation	–	935	–	–	935
Other comprehensive income (loss)					
Realized gain on dedesignated hedged contracts, net of tax of $1,675	–	–	(3,057)	–	(3,057)
Unrealized loss on cash flow hedges, net of tax of $5,110	–	–	(12,397)	–	(12,397)
Realized loss on cash flow hedges, net of tax of $(202)	–	–	391	–	391
Unrealized loss on available for sale assets, net of tax of $25	–	–	(171)	–	(171)
Unrealized effect of foreign currency translation of foreign operations	–	–	(1,720)	–	(1,720)
Future income taxes adjustment	–	–	–	51	51
Future income taxes share issuance costs	–	–	–	6,070	6,070
Share issuance costs	–	–	–	(18,968)	(18,968)
Net earnings for the year	–	–	–	288,282	288,282
As at October 31, 2008	$ 1,883,336	$ 1,244	$ (9,766)	$ 325,911	$ 2,200,725
Share capital issued	1,142,150	–	–	–	1,142,150
Options exercised	–	(1)	–	–	(1)
Stock-based compensation	–	2,233	–	–	2,233
Other comprehensive income (loss)					
Realized gain on dedesignated hedged contracts, net of tax of $891	–	–	(2,080)	–	(2,080)
Unrealized gain on cash flow hedges, net of tax of $(2,135)	–	–	7,337	–	7,337
Realized loss on cash flow hedges, net of tax of $(1,935)	–	–	4,264	–	4,264
Unrealized loss on available for sale assets, net of tax of $8	–	–	(48)	–	(48)
Unrealized effect of foreign currency translation of foreign operations	–	–	54,509	–	54,509
Future income taxes share issuance costs	–	–	–	5,171	5,171
Share issuance costs	–	–	–	(18,468)	(18,468)
Net earnings for the year	–	–	–	113,127	113,127
As at October 31, 2009	$ 3,025,486	$ 3,476	$ 54,216	$ 425,741	$ 3,508,919

Consolidated Statements of Cash Flow

(in thousands)

For the Year Ended	October 31, 2009	October 31, 2008
Cash From (Used in) Operating Activities		
Net earnings	$ 113,127	$ 288,282
Adjustments for items not involving cash and/or operations		
Amortization	109,141	106,832
Future income tax provision (Note 14)	29,723	70,280
Equity loss (gain) of significantly influenced companies (Note 4)	(59)	10,963
Recovery of pension settlement (Note 20)	–	(3,356)
Employee future benefits (Note 20)	(22,875)	(19,918)
Non-cash financing expenses (Note 21)	6,033	4,470
Loss (gain) on disposal of assets	10,314	(1,263)
Net foreign exchange gain on acquisition (Note 23)	(24,105)	–
Other items	2,124	(24)
Adjustments for items not involving cash	110,296	167,984
	223,423	456,266
Changes in non-cash working capital items		
Accounts receivable	136,654	(283,250)
Inventories	142,810	(19,547)
Accounts payable and accrued liabilities	(69,666)	169,592
Prepaid expenses and deposits	24,142	(39,340)
Changes in non-cash working capital	233,940	(172,545)
Cash from operating activities	457,363	283,721
Cash From (Used in) Financing Activities		
Proceeds from long-term debt	400,925	299,953
Repayment of long-term debt	(18,212)	(4,979)
Repayment of short-term borrowings	(23,737)	(338,519)
Repayment of other long-term liabilities, net	(819)	(2,615)
Increase in share capital (Note 16)	450,007	460,479
Share issuance costs	(18,468)	(18,971)
Debt financing cost	(11,738)	(7,553)
Cash from financing activities	777,958	387,795
Cash From (Used in) Investing Activities		
Property, plant and equipment expenditures	(75,283)	(55,583)
Proceeds on sale of property, plant and equipment	4,201	5,333
Business acquisitions (Note 6)	(814,030)	(31,755)
Net foreign exchange gain on acquisition (Note 23)	24,105	–
Decrease in cash in trust	–	16,710
Increase in investments	–	(69)
Increase in other long-term assets	–	(1,519)
Increase in intangible assets	(9,479)	–
Cash used in investing activities	(870,486)	(66,883)
Increase in Cash and Cash Equivalents	364,835	604,633
Cash and Cash Equivalents, Beginning of Year	669,010	64,150
Impact on Cash of Unrealized Effect of Foreign Currency Translation of Foreign Operations	(770)	227
Cash and Cash Equivalents, End of Year	$ 1,033,075	$ 669,010
Cash and cash equivalents consist of:		
Cash	$ 165,200	$ 183,536
Short-term investments	868,469	486,129
Bank indebtedness	(594)	(655)
	$ 1,033,075	$ 669,010
Supplemental disclosure of cash paid during the year from operations:		
Interest paid	$ 58,429	$ 61,646
Income taxes paid	$ 17,637	$ 16,562

contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	**NATURE OF BUSINESS**	**66**
Note 2.	**ACCOUNTING POLICIES**	**66**
Note 3.	**INVENTORIES**	**71**
Note 4.	**INVESTMENTS**	**71**
Note 5.	**INTERESTS IN JOINT VENTURES**	**71**
Note 6.	**BUSINESS ACQUISITIONS**	**71**
Note 7.	**PROPERTY, PLANT AND EQUIPMENT**	**73**
Note 8.	**OTHER LONG-TERM ASSETS**	**73**
Note 9.	**INTANGIBLE ASSETS**	**73**
Note 10.	**SHORT-TERM BORROWINGS**	**73**
Note 11.	**LONG-TERM DEBT**	**74**
Note 12.	**OTHER LONG-TERM LIABILITIES**	**76**
Note 13.	**RELATED PARTY TRANSACTIONS**	**76**
Note 14.	**CORPORATE INCOME TAXES**	**76**
Note 15.	**ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)**	**77**
Note 16.	**SHARE CAPITAL**	**78**
Note 17.	**EARNINGS PER SHARE**	**78**
Note 18.	**STOCK-BASED COMPENSATION PLANS**	**78**
Note 19.	**SEGMENTED INFORMATION**	**80**
Note 20.	**EMPLOYEE FUTURE BENEFITS**	**81**
Note 21.	**FINANCING EXPENSES**	**84**
Note 22.	**COMMITMENTS, CONTINGENCIES AND GUARANTEES**	**84**
Note 23.	**FINANCIAL AND OTHER INSTRUMENTS AND HEDGING**	**86**
Note 24.	**MANAGEMENT OF CAPITAL**	**92**
Note 25.	**FUTURE ACCOUNTING CHANGES**	**92**
Note 26.	**COMPARATIVE AMOUNTS**	**92**

Notes to the Consolidated Financial Statements

in thousands of Canadian dollars, except as noted

1. NATURE OF BUSINESS

Viterra Inc. (the "Company") is a publicly traded, vertically integrated international agri-business. Business operations include six reporting segments: Grain Handling and Marketing, Agri-products, Food Processing, Feed Products, Financial Products and Corporate.

On September 23, 2009, the Company acquired ABB Grain Ltd. ("ABB"), an Australian agri-business. The results of operations of ABB are included in the Company's consolidated financial statements commencing upon acquisition. The subsidiary, including its subsidiaries and its direct parent holding company, is referred to herein as Viterra Australia (Note 6).

The Grain Handling and Marketing segment includes grain storage facilities, joint venture grain facilities, and processing plants strategically located in the prime agricultural growing regions of North America, Australia and New Zealand. This segment also includes wholly owned port terminal facilities located in Canada and Australia. Activity in this segment consists of the collection of grain through the Company's primary storage system, shipping to inland or port terminals, cleaning of grain to meet regulatory specifications, and sales to domestic or export markets. Earnings are volume driven. Revenue is also derived through grain handling, blending, storage and other ancillary services, as well as the sale of byproducts.

The Agri-products segment includes an ownership interest in a fertilizer manufacturer, fertilizer distribution and a network of retail locations. Agri-products sales lines include fertilizer, crop protection products, seed and seed treatments, equipment, general merchandise, wool and livestock.

The Food Processing segment in North America includes the manufacturing and marketing of value-added products associated with oats, canola and malt barley for domestic and export markets. At Viterra Australia, this segment is comprised of Joe White Maltings which includes malting plants positioned across Australia.

The Feed Products segment in North America includes activities relating to formulating and manufacturing feed products at feed mills and pre-mix facilities across Western Canada and at feed mill locations in Texas, New Mexico and Oklahoma in the United States ("U.S.") Viterra Australia's Feed Products segment operates one of New Zealand's largest maize dryers and a cattle feed business.

The Financial Products segment offers products including lending and cash management.

Weather conditions are the primary risk in the agri-business industry. Grain volumes, grain quality, the volume and mix of crop inputs sold and ultimately, the financial performance of the Company, are highly dependent upon weather conditions throughout the crop production cycle. The acquisition of ABB has diversified the risks related to weather.

The Company's earnings follow the seasonal pattern of grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. The volume of grain shipments are relatively stable through the quarters, but can be influenced by destination customer demand, customer export programs, and producers' marketing decisions. Sales of the Company's agri-products peak during the growing season, supplemented by additional crop nutrient sales in the late fall.

2. ACCOUNTING POLICIES

The Company's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP"). All amounts are reported in Canadian dollars unless specifically stated to the contrary. The following accounting policies are considered to be significant:

a) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Amounts affected include, but are not limited to, the fair value of certain assets; recoverability of investments; property, plant and equipment; intangible assets and goodwill; contingent liabilities; income taxes; pension plan obligations; and stock-based compensation. Management believes the estimates are reasonable; however, actual results could differ as confirming events occur and any impact thereof would be recorded in future periods.

b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its controlled subsidiaries and its proportionate share of the accounts of its joint ventures. The Company's interest in its joint ventures is recognized using the proportionate consolidation method at rates that approximate the Company's ownership interest in the respective joint venture.

The Company operates grain pools on behalf of growers and has legal title over the pool stocks; however, the majority of risks and benefits associated with pools, principally price risk and benefit, together with credit risk, are attributable to growers. As a result pool stocks and other related balances held by the Company on behalf of growers are not recognized in the Company's consolidated financial statements.

in thousands of Canadian dollars, except as noted

c) **Revenue Recognition**
Revenues are recognized when risks and rewards of ownership have transferred to the customer and the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, selling price is fixed or determinable, and collection is reasonably assured. Revenues from grain handling are recognized upon delivery of grain commodities to the customer. Transactions in which the Company acts as an agent for the Canadian Wheat Board ("CWB") are recorded on a net basis with only the amount of the CWB tariff included in revenue. Revenues from the sale of agri-products, food processing, feed and related products are recognized upon delivery to the customer. Service-related revenues and financial product fees are recognized upon performance of the service.

d) **Cash and Cash Equivalents**
Cash and cash equivalents include cash, short-term investments and bank indebtedness. Bank indebtedness consists primarily of current outstanding cash tickets and cheques. All components are liquid with an original maturity of less than three months. Funds on deposit within joint ventures may not be immediately available to the Company.

e) **Inventories**
Grain inventories include both hedgeable and non-hedgeable commodities. Grain inventories are valued on the basis of closing market quotations less freight and handling costs. Agri-products, processing, and other inventories are valued at the lower of cost and net realizable value where cost is determined on a first-in, first-out basis.

f) **Investments**
The Company accounts for its investments in affiliated companies over which it has significant influence using the equity basis of accounting whereby the investments are initially recorded at cost and subsequently adjusted to recognize the Company's share of earnings or losses of the investee companies and reduced by dividends received.

Investments designated as available for sale are recorded at fair value in the consolidated balance sheet, with unrealized gains and losses, net of related income taxes, recorded in other comprehensive income.

Through a consortium, the Company has a joint and several interest in Prince Rupert Grain terminal ("PRG"). The Company's non-controlling interest in PRG is recorded at a nominal amount since the value of the debt exceeds the depreciated value of the terminal. At October 31, 2009, PRG had approximately $292 million in loans due to a third party (2008 – $296 million). The loans mature in 2015 ($178 million) and 2035 ($114 million) (2008 – $182 million and $114 million respectively) and are secured by the terminal without recourse to the consortium members.

g) **Property, Plant and Equipment and Amortization**
Property, plant and equipment are recorded at cost, which includes interest costs incurred on construction of major new facilities prior to the facilities becoming available for operation, less amortization. The Company reviews the carrying value of its property, plant and equipment whenever there is a change in circumstance that suggests the carrying value may not be recoverable, and any resulting write-downs are charged to earnings. Amortization is provided for property, plant and equipment over their estimated useful lives using primarily the straight-line method. The rates used are as follows:

Land	0%
Buildings	2 - 10%
Machinery and equipment	1 - 33%
Site and leasehold improvements	3 - 20%

h) **Corporate Income Taxes**
The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period in which the tax rates became substantively enacted. A valuation allowance would be provided to the extent that it is not more likely than not that future income tax assets would be realized. Income taxes are recognized in the income statement except to the extent that it relates to items recognized directly in other comprehensive income or equity, in which case the tax is recognized in other comprehensive income or equity.

i) **Deferred Financing Costs**
Costs incurred to obtain short-term borrowings are deferred and amortized on a straight-line basis over the term of the credit agreement. Amortization is a non-cash charge to financing expenses.

Financing costs related to long-term debt are included in long-term debt and amortized using the effective interest rate method.

Financing costs relating to major construction projects up to the date of commenced operations are capitalized and amortized over the expected life of the asset.

j) **Employee Future Benefits**

The Company maintains both defined benefit and defined contribution pension plans for employees. The Company also has a closed retirement allowance plan and other employee future benefits, largely in respect of extended health and dental plans and life insurance, to eligible employees upon retirement. The cost of all future benefits is accrued in the year in which the employee services are rendered based on actuarial valuations.

The actuarial determination of the accrued benefit obligations for pensions and other retirement benefits uses the projected benefit method pro-rated on service, which incorporates management's best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees expected to receive benefits under the benefit plan.

The Company also contributes to a multi-employer defined benefit pension plan which is accounted for as a defined contribution plan as the Company has insufficient information to apply defined benefit plan accounting.

k) **Intangible Assets**

i. **Intangible assets acquired in a business combination**

Intangible assets acquired in a business combination are identified and recognized separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably. These assets are amortized on a straight-line basis over their estimated useful lives which range from two to ten years. Should the carrying amount of the intangible asset exceed its fair value, an impairment loss would be recognized and charged to earnings at that time.

ii. **Software intangible assets**

Software intangible assets are stated at cost less accumulated amortization and impairment and are amortized on a straight-line basis over their useful lives which range from three to five years. Should the carrying amount of intangible assets exceed its fair value, an impairment loss would be recognized and charged to earnings at that time.

l) **Goodwill**

Goodwill represents the excess of the purchase price over the fair values assigned to identifiable net assets acquired. The Company assesses annually whether there has been an impairment in the carrying value of goodwill based on the fair value of the related business operations. Should the carrying amount of the goodwill exceed its fair value, an impairment loss would be recognized and charged to earnings at that time.

m) **Foreign Currency Transactions**

Self-sustaining operations have been translated into Canadian dollars using the current rate method. Monetary and non-monetary assets and liabilities are translated at the period-end exchange rate while revenues and expenses are translated at the rate of exchange prevailing at the transaction date. Exchange gains and losses arising from the translation of the financial statements are deferred and included in a currency translation account within accumulated other comprehensive income (loss).

Integrated operations have been translated into Canadian dollars using the temporal method. Monetary assets and liabilities are translated at the period-end exchange rate while non-monetary assets and liabilities, revenues and expenses are translated at the rate of exchange prevailing at the transaction date. Exchange gains and losses arising from the translation of the financial statements are reflected in earnings during the period in which they occur.

For other foreign currency balances of the Company, monetary assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and non-monetary items are translated at the rate in effect on the transaction date. Exchange gains or losses arising from translations are recognized in earnings in the period in which they occur.

n) **Stock-Based Compensation Plans**

Deferred share units, performance share units and restricted share units are amortized over their vesting periods and re-measured at each reporting period, until settlement, using the quoted market value. The Company expenses stock options over the vesting period of options granted, based on the fair value method as determined by the Black-Scholes pricing model, and records the offsetting amount to contributed surplus. Upon exercise of the option, amounts recorded in contributed surplus are transferred to share capital.

o) **Environmental Costs and Asset Retirement Obligations**

Environmental costs that relate to current operations are expensed or capitalized as appropriate. Environmental

costs are capitalized if the costs extend the life of the property, increase its capacity, mitigate or prevent contamination from future operations, or relate to legal asset retirement obligations. Costs that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are expensed. Provisions for estimated costs are recorded when environmental remedial efforts are likely and the costs can be reasonably estimated. In determining the provisions, the Company uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost-sharing arrangements.

The Company recognizes its obligations to retire certain tangible long-lived assets. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized over its estimated useful life. In subsequent periods, the asset retirement obligation is adjusted for the passage of time and any changes in the amount or timing of the underlying future cash flows through charges to earnings. A gain or loss may be incurred upon settlement of the liability.

p) **Financial Instruments**

Financial derivative instruments are used by the Company to reduce its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. In the normal course of business, the Company does not hold or issue derivative instruments for derivative trading purposes. Any change in the value of the derivatives is reported in earnings, unless the derivative qualifies as a cash flow hedge and hedge accounting is applied.

Transaction costs related to financial assets or liabilities, other than those held for trading, adjust the carrying amount of the underlying instrument. These costs are then amortized over the instrument's remaining expected life using the effective interest rate method and are included as part of financing expenses. Transaction costs related to financial assets or liabilities classified as held for trading are expensed as incurred.

Fair Value

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of short-term financial instruments approximates their carrying amounts due to the relatively short period to maturity. These include cash, short-term investments, accounts receivable, bank indebtedness, short-term borrowings and accounts payable and accrued liabilities. The fair value of long-term receivables and payables also approximates their carrying amounts. Long-term receivables and payables are measured using discounted cash flows. Equity investments classified as available for sale that do not have an active trading market are recorded at cost. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the balance sheet, have been prioritized into three levels as per the fair value hierarchy included in GAAP. Level one includes quoted prices (unadjusted) in active markets for identical assets or liabilities. Level two includes inputs that are observable other than quoted prices included in Level one. Level three includes inputs that are not based on observable market data.

- The fair value of financial instruments initially recognized is equal to the cost plus directly attributable transaction costs.
- Investments that are classified as available for sale with an active trading market have been recorded at their fair value based on closing market quotations and are therefore considered Level one.
- When financial instruments lack an available trading market, fair value is determined using management's estimates and is calculated using market factors for instruments with similar characteristics and risk profiles. The methods and assumptions used in these limited cases would be assessed for significance and may be disclosed as Level three.
- The fair value of long-term debt with fixed interest rates is estimated by discounting the expected future cash flows using the risk-free interest rate on an instrument with similar terms adjusted for an appropriate risk premium for the Company's credit profile. The methods and assumptions used are considered Level two.
- The fair value of interest rate swaps is estimated by discounting net cash flows of the swaps using forward interest rates for swaps of the same remaining maturity. The methods and assumptions used are considered Level two.

- The fair value of commodity forward contracts is estimated based on exchange-quoted prices adjusted for differences in local markets. The adjustments are generally determined using inputs from broker or dealer quotations or market transactions in either the listed or over-the-counter ("OTC") markets. Observable inputs are generally available for the full term of the contract and therefore the fair value of commodity forward contracts is generally considered Level two.
- The fair value of OTC foreign exchange forward contracts is estimated using observable prices for similar instruments in active markets and is therefore considered Level two.
- The fair value of exchange traded derivatives and securities are based on closing market quotations and is therefore considered Level one.

Available for Sale
Financial assets classified as available for sale are carried at fair value with the changes in fair value initially recorded in other comprehensive income until they are assessed to be impaired or disposed of at which time they flow through earnings.

Held for Trading
Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held for trading. These instruments are accounted for at fair value with the change in the value recognized in cost of sales. Instruments designated as cash flow hedges follow hedge accounting.

Held for Trading – Designated
The Company has elected to designate short-term investments as held for trading. These instruments are accounted for at fair value with the change in the value recognized in sales and other operating revenues.

Loans and Receivables
Loans and receivables are accounted for at amortized cost using the effective interest rate method.

Other Financial Liabilities
Other financial liabilities are accounted for at amortized cost using the effective interest rate method.

q) Hedging

The Company uses hedge accounting to match the cash flows of some of its processed products sold in foreign funds with its foreign currency hedging instruments. Under hedge accounting, the effective portion of the change in the fair value of the hedging instrument is recognized in other comprehensive income, while the ineffective portion is recognized immediately in sales and other operating revenues. Upon maturity of the derivative instrument, the effective gains and losses previously recognized in other comprehensive income are recorded in net earnings as a component of sales and other operating revenues.

The Company uses hedge accounting for interest rate swaps used to hedge long-term debt. Hedge accounting treatment results in interest expense on the related debt being reflected at hedged rates rather than at variable interest rates. The effective portion of changes in the fair value of the swap is recognized in other comprehensive income while any ineffective portion is recognized immediately in financing expenses. Gains and losses are recognized in financing expenses in the same period as the hedged item is settled.

r) Changes to Significant Accounting Policies

i. **Inventories**
Effective November 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3031, Inventories. This adoption resulted in additional disclosures as provided in Note 3.

ii. **Goodwill and Intangible Assets**
Effective November 1, 2008, the Company adopted the CICA Handbook Section 3064, Goodwill and Intangibles. This adoption had no material impact to the Company.

iii. **Fair Value Hierarchy and Liquidity Risk Disclosure**
In June 2009, the CICA issued an amendment to Handbook Section 3862 to provide improvements to fair value and liquidity risk disclosures. The amendment applies to the Company's fiscal year ending October 31, 2009. This adoption resulted in additional disclosures as provided in Notes 2(p) and 23.

in thousands of Canadian dollars, except as noted

3. INVENTORIES

As at October 31	2009	2008
Grain	**$ 469,196**	$ 330,704
Agri-products	**381,485**	423,602
Feed Products	**45,354**	39,095
Food Processing		
Raw materials and supplies	**20,999**	9,919
Work in progress	**24,955**	2,356
Finished goods	**18,907**	10,482
	$ 960,896	$ 816,158

Grain cost of sales includes the cost of inventories, net realized and unrealized gains and losses on commodity contracts and exchange-traded derivatives, and freight.

Amortization of $30.2 million for the year ended October 31, 2009 (2008 – $41.0 million) related to the manufacture of inventory that has now been sold is included in amortization expense.

Write-downs related to Agri-products inventory at October 31, 2009 of nil (2008 – $28.7 million) have been included in cost of sales.

4. INVESTMENTS

As at October 31	2009	2008
Investments in significantly influenced companies – equity method	**$ 63**	$ 223
Other long-term investments	**9,643**	7,422
	$ 9,706	$ 7,645

Equity loss of significantly influenced companies of nil for the year ended October 31, 2009 (2008 – $11.0 million) is included in sales and other operating revenues.

5. INTERESTS IN JOINT VENTURES

The following summarizes the Company's proportionate interest in joint ventures before inter-company revenue and expense eliminations:

As at October 31	2009	2008
Cash	**$ 21,500**	$ 2,906
Other current assets	**$ 49,471**	$ 25,218
Long-term assets	**$ 119,331**	$ 17,491
Current liabilities	**$ 23,761**	$ 15,112
Long-term liabilities	**$ 72,991**	$ 4,275

For the year ended October 31	2009	2008
Revenue	**$ 280,427**	$ 62,546
Expenses	**$ 277,970**	$ 52,225
Net earnings	**$ 2,457**	$ 10,321
Cash from operating activities	**$ 6,430**	$ 6,278
Cash used in financing activities	**$ (65)**	$ (3,986)
Cash from (used in) investing activities	**$ 13,043**	$ (1,741)

6. BUSINESS ACQUISITIONS

a) Fiscal 2009

	ABB	Other	Total
Net assets acquired at fair value:			
Current assets	$ 688,094	$ 19,355	$ 707,449
Property, plant and equipment	1,180,782	71,078	1,251,860
Intangible assets	14,973	–	14,973
Goodwill	359,087	28,462	387,549
Other long-term assets	5,615	–	5,615
Future income tax assets, net	6,395	–	6,395
Current liabilities	(253,287)	(2,637)	(255,924)
Current portion of long-term debt	(286,168)	–	(286,168)
Long-term debt	(293,654)	–	(293,654)
Other long-term liabilities	(187)	(12)	(199)
Total purchase price	1,421,650	116,246	1,537,896
Less: Cash acquired	(31,724)	–	(31,724)
	$ 1,389,926	$ 116,246	$ 1,506,172
Consideration provided:			
Cash (net of cash acquired)	$ 671,707	$ 116,246	$ 787,953
Transaction costs	26,077	–	26,077
Cash used in business acquisitions	697,784	116,246	814,030
Common shares (78.3 million issued at an ascribed price of $8.84)	692,142	–	692,142
	$ 1,389,926	$ 116,246	$ 1,506,172

i. **Acquisition of ABB**

On September 23, 2009, the Company acquired all of the issued and outstanding common shares of ABB, an Australian agri-business. The results of the operations are included in the Company's consolidated financial statements commencing upon acquisition.

For purposes of calculating the value of the share component of the purchase consideration the Company used the average closing price of Company shares on the Toronto Stock Exchange ("TSX") around the May 19, 2009 announcement of the proposed acquisition of ABB. For purposes of calculating the value of the cash component of the purchase consideration the Company used the closing Australian dollar to Canadian dollar exchange rate on the acquisition date.

The acquisition has been accounted for using the purchase method, whereby the purchase consideration is allocated to the estimated fair values of the assets

in thousands of Canadian dollars, except as noted

acquired and the liabilities assumed at the effective date of the purchase. The table above summarizes the preliminary fair value of assets acquired and liabilities assumed.

Acquisition costs incurred or accrued in the above purchase allocation are comprised of professional fees of $26.1 million as well as $14.6 million of employee related costs and $6.4 million of other related costs. Of these amounts, $19.6 million remained outstanding and unpaid at October 31, 2009.

For the period ended October 31, 2009 the Company expensed $2.3 million of incremental non-recurring costs arising from the integration of ABB. The Company's plan for the integration of ABB consists of further costs of either a capital or operating nature related to re-financing activities, employees, information technology hardware and software, signage and branding and other integration related activities. The Company plans to complete the integration and the consolidation of operations over the next 12 to 18 months.

As the acquisition has recently been completed, the preliminary purchase price allocation between the assets and liabilities acquired, including goodwill and intangibles, will be finalized in a subsequent period, including allocation of goodwill by segment and determination of goodwill deductible for tax purposes.

ii. **Other Acquisitions**

On June 25, 2009, the Company purchased certain businesses of Associated Proteins Limited Partnership of Ste. Agathe, Manitoba, Canada for a total consideration of $76.1 million. The acquisition consists of a canola crush plant with a capacity of 1,000 metric tonnes per day that supplies North American end-use markets. The net assets, including goodwill of $7.5 million are included in the Food Processing segment.

During the year, the Company purchased agri-products retail locations located in Western Canada. Total consideration of $40.1 million was paid. The preliminary purchase price allocation between the assets and liabilities acquired, including goodwill, will be finalized in a subsequent period. The net assets, including goodwill of $20.9 million are included in the Agri-products segment.

These acquisitions have been funded through current operating cash flows. Earnings derived from the businesses purchased have been included in the Company's consolidated financial statements commencing from the acquisition dates.

The acquisitions were accounted for using the purchase method, whereby the purchase consideration is allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase.

iii. **Changes to Purchase Price Allocation**

During the year, the Company adjusted the allocation of the purchase price related to the May 29, 2007 acquisition of Agricore United. During the year acquisition cost accruals in the amount of $5.0 million were reversed and resulted in a decrease to goodwill of $3.4 million and net future income tax asset of $1.6 million.

b) **Fiscal 2008**

On March 3, 2008, the Feed Products segment purchased certain businesses of Sunrise Feed, LLC in Cheyenne and Elk City, Oklahoma, U.S. The acquisition included a feed mill with 100,000 tonnes/year capacity and a retail outlet in both Cheyenne and Elk City. Sunrise Feed manufactures and sells beef, horse and other animal feed and pasture supplements into the rancher market.

On April 7, 2008, the Feed Products segment concluded its purchase of V-S Feed and Agri-Supplies Ltd. in Ponoka, Alberta, Canada. The acquisition included a feed pre-mix mill with 8,000 tonnes/year capacity and a retail outlet that sells farm supply and feed products.

On April 28, 2008, the Feed Products segment also purchased certain businesses of Gore Bros., Inc. and Gore's Trucking, Inc. for total consideration of U.S. $25.3 million. The acquisition added an additional two U.S. feed mills in Clovis, New Mexico and Comanche, Texas.

Net assets acquired at fair value:	
Current assets	$ 24,040
Property, plant and equipment	15,160
Goodwill	2,849
Current liabilities	(10,294)
Cash consideration	$ 31,755

These acquisitions were funded through current operating cash flows.

Earnings derived from the businesses purchased were included in the Company's consolidated financial statements commencing from the respective acquisition dates.

The acquisitions were accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase.

in thousands of Canadian dollars, except as noted

7. PROPERTY, PLANT AND EQUIPMENT

As at October 31	2009	Accumulated Amortization 2009	2008	Accumulated Amortization 2008
Land	$ 122,695	$ –	$ 49,751	$ –
Site and leasehold improvements	82,665	10,673	73,455	6,294
Buildings	699,811	84,260	556,702	53,944
Machinery and equipment	1,597,262	236,800	690,441	171,215
Construction in progress	240,405	–	15,963	–
	2,742,838	$ 331,733	1,386,312	$ 231,453
Accumulated amortization	(331,733)		(231,453)	
Net book value	$ 2,411,105		$ 1,154,859	

Amortization of property, plant and equipment for the year ended October 31, 2009 is $105.0 million (2008 – $99.1 million).

8. OTHER LONG-TERM ASSETS

As at October 31	2009	Accumulated Amortization 2009	2008	Accumulated Amortization 2008
Deferred pension assets (Note 20)	$ 89,938	$ –	$ 51,564	$ –
Deferred financing costs	23,434	10,914	12,673	7,296
Other	15,610	43	18,824	6,527
	128,982	$ 10,957	83,061	$ 13,823
Accumulated amortization	(10,957)		(13,823)	
Net book value	$ 118,025		$ 69,238	

Amortization of deferred financing costs of $3.6 million (2008 – $3.1 million) is included in financing expenses. Amortization of other assets of nil for the year ended October 31, 2009 (2008 – $4.0 million) is included in amortization.

9. INTANGIBLE ASSETS

As at October 31	2009	2008
Intangible assets acquired in a business combination	$ 34,906	$ 19,498
Software intangible assets	18,779	9,717
Accumulated amortization	(10,919)	(7,082)
Net book value	$ 42,766	$ 22,133

Amortization of intangible assets for the year ended October 31, 2009 is $4.1 million (2008 – $3.7 million).

10. SHORT-TERM BORROWINGS

As at October 31	2009	2008
Members' demand loans (a)	$ –	$ 17,769
Viterra Australia (b)	291,128	–
	$ 291,128	$ 17,769

a) **Members' Demand Loans**
Effective August 1, 2009, the Company discontinued accepting loans on the members' demand loan program. Members' demand loans were unsecured funds loaned to the Company by non-institutional investors and employees. On September 15, 2009 all demand loan balances and accrued interest were paid out.

b) **Viterra Australia**
Viterra Australia has a $1,200 million Australian dollar ("AUD") multi-currency syndicated bank facility of which $400 million AUD matures July 31, 2010 and $800 million AUD matures July 31, 2012. Viterra Australia can draw on the facility at applicable base rates plus 0.88% to 1.20%. As at October 31, 2009 there are drawings of $305.5 million included in long-term borrowings (Note 11).

in thousands of Canadian dollars, except as noted

c) **Revolving Credit Facility**

On August 10, 2007, the Company entered into a $600 million senior secured revolving credit facility with a syndicate of financial institutions. On November 19, 2007, the Company exercised its option to increase the facility to $800 million. The facility is secured by a first charge on all assets of the Company and certain of its subsidiaries (excluding Viterra Australia), other than the property, plant and equipment of the Company and certain of its subsidiaries, and the capital stock of certain of its subsidiaries (collectively, the "Term Loan Priority Collateral") and a second charge on the Term Loan Priority Collateral. The Company can draw on the facility at an interest rate of Banker's Acceptance ("BA") plus 0.9% to 1.5% or at prime to prime plus 0.50% subject to the Company's fixed charge ratio. At October 31, 2009, the 30 day BA rate was 0.3% (2008 – 2.56%) and prime was 2.25% (2008 – 4.0%). The facility expires on August 10, 2010, and may be extended at the option of the Company for an additional two years, subject to the Company then being in compliance with the covenants under the facility.

At October 31, 2009, availability under the revolving credit facility was $460.0 million and drawings were nil (2008 – $542.0 million and nil).

11. LONG-TERM DEBT

As at October 31	2009	2008
Viterra		
Credit facility (a)	$ 312,000	$ 225,000
Series 2009-1 Notes (b)	300,000	–
Series 2007-1 Notes (b)	200,000	200,000
Series 2006-1 Notes (b)	100,000	100,000
Members' term loans (c)	2,449	3,404
	914,449	528,404
Subsidiaries' and proportionate share of joint ventures' debt		
Credit facility (a)	77,897	90,338
Viterra Australia and other (d)	309,389	2,767
	387,286	93,105
Sub-total	1,301,735	621,509
Less unamortized debt costs	18,149	11,421
Total long-term debt	1,283,586	610,088
Less portion due within one year:		
Credit facility	13,000	9,000
Members' term loans	1,210	1,481
Viterra Australia and other	3,941	4,222
Long-term debt due within one year	18,151	14,703
Long-term debt due in excess of one year	$ 1,265,435	$ 595,385

a) **Credit Facility**

On May 15, 2008, the Company completed a $400 million, five-year term secured credit facility with a syndicate of financial institutions. The facility is secured by a first charge (*pari passu* with the Series 2006-1, 2007-1 and 2009-1 Notes) on the Term Loan Priority Collateral (Note 10c) and a second charge on all other assets of the Company and certain of its subsidiaries (excluding Viterra Australia).

Based upon the Company's current credit ratings and interest rate swaps, the hedged fixed rate of interest on the credit facility is approximately 7.4% on Canadian dollar borrowings (2008 – 5.9%) and approximately 8.1% on U.S. dollar borrowings (2008 – 6.1%), with minimum mandatory principal repayments of 4% per annum. An amendment, which was required to allow the acquisition of ABB, resulted in a 2% interest rate increase effective upon the acquisition of ABB.

Beginning with the current fiscal year ending October 31, 2009, if, at the end of a fiscal year, the debt to EBITDA ratio, as defined in the credit facility agreement (the calculation of which does not include Viterra Australia), is equal to or exceeds 3.75:1.0, the Company must repay a portion of the outstanding loans equal to 50% of free cash flow, as defined in the credit agreement, from the fiscal year. For the current fiscal year, the Company was not required to repay a portion of the loans.

The fair value of the amount drawn on the credit facility at October 31, 2009 was approximately $312.0 million (2008 – $225.0 million) and $72.0 million United States Dollar ("USD") (2008 – $75.0 million USD).

in thousands of Canadian dollars, except as noted

b) **Senior Unsecured Notes**

Terms[1]		Series 2009-1	Series 2007-1	Series 2006-1
Issue Date		July 7, 2009	August 1, 2007	April 6, 2006
Principal Amount		$300,000	$200,000	$100,000
Interest Rate		8.5%	8.5%	8.0%
Maturity Date		July 7, 2014	August 1, 2017	April 8, 2013
Fair Value – October 31, 2009		$318,780	$213,240	$102,830
Fair Value – October 31, 2008		n/a	$184,000	$95,000
Redemption Price[2]				
Optional Redemption, Prior to		**July 7, 2012**	**August 1, 2012**	
With Net Proceeds of Public Equity Offering[3]		108.5%	108.5%	
Without Proceeds of Public Equity Offering		100.0%+ARP[4]	100.0%+ARP[4]	
Optional Redemption, On or After		**July 7, 2012**	**August 1, 2012**	**April 8, 2009**
	2009	–	–	104.0%
	2010	–	–	102.0%
	2011	–	–	101.0%
	2012	102.125%	104.25%	100.0%
	2013	100.0%	103.1875%	–
	2014	–	102.125%	–
	2015	–	101.0625%	–
	2016	–	100.0%	–

[1] Each Series 2006-1, 2007-1 and 2009-1 Notes rank *pari passu* with each other Series and the Credit Facility which includes a first charge on the Term Loan Priority Collateral and a second charge on all other assets of the Company and certain of its subsidiaries (excluding Viterra Australia).
[2] Expressed as percentage of principal amount at maturity.
[3] Redemption limited to no more than 35% of aggregate principal amount of each series.
[4] When redeeming notes without proceeds received from one or more public equity offerings, the redemption price is 100% of principal amount thereof plus Applicable Redemption Premium (ARP) as defined in the corresponding Supplemental Trust Indenture Agreement between the Company and CIBC Mellon Trust for each note series.

c) **Members' Term Loans**

Members' term loans are unsecured and consist of one-year to seven-year loans with non-institutional investors and employees. Interest is payable semi-annually at interest rates that vary from 1.7% to 8.0% (2008 – 3.1% to 8.0%) and a weighted average interest rate of 4.8% (2008 – 4.9%) based on the face value of the debt instrument.

As of July 6, 2009, the Company ceased accepting new term loans or renewals. Loans will be paid out at maturity including principal and accrued interest or may be withdrawn prior to maturity without penalty. Interest will continue to be paid semi-annually until the loan is redeemed or matures.

The fair value of the members' term loans at October 31, 2009 was approximately $2.6 million (2008 – $3.5 million).

d) **Viterra Australia and Other Subsidiaries' and Proportionate Share of Joint Ventures' Debt**

Viterra Australia and other subsidiaries' and the proportionate share of joint ventures' debt bear interest at fixed and variable rates. The weighted average interest rate of other subsidiaries' and the proportionate share of joint ventures' debt, other than the Credit Facility, is 6.5% (2008 – 6.5%) based on the face value of the debt instrument. The weighted average interest rate on long-term borrowings for Viterra Australia, including interest rate swaps, is approximately 6.2%. The debts mature in 2010 to 2014.

Viterra Australia debt includes finance lease borrowings of $0.8 million (2008 – nil).

The fair value at October 31, 2009 of Viterra Australia's short-term borrowings and long-term debt was approximately $18.3 million USD (2008 – nil), $463.2 million AUD (2008 – nil) and $130.1 million New Zealand dollars ("NZD") (2008 – nil).

The fair value at October 31, 2009 of other subsidiaries' and the proportionate share of joint ventures' long-term borrowings was approximately $3.1 million (2008 – $2.8 million).

Effective October 1, 2009, Viterra Australia entered into a security arrangement such that Viterra Australia has pledged their assets into a security trust for the benefit of their syndicated lenders and certain hedging counterparties (the "Beneficiaries"). These Beneficiaries have taken a fixed and floating charge over all the assets of Viterra Australia as security against their obligations under their Syndicated Facility and certain hedging arrangements.

in thousands of Canadian dollars, except as noted

Viterra Australia was in breach of a loan covenant at October 31, 2009. The Company has been in discussions with the syndicate of lenders and on December 29, 2009 received a waiver in respect of the breach. A violation of the debt covenant giving the lenders the right to demand repayment at a future compliance date within one year of the balance sheet date is not likely and therefore amounts not expected to be paid within one year have been classified as long-term.

e) **Scheduled Repayments of Long-Term Debt**
The following summarizes the aggregate amount of scheduled repayments of long-term debt in each of the next five years and thereafter:

For the Years Ending October 31	Viterra	Subsidiaries and Proportionate Share of Joint Ventures	Total
2010	$ 14,210	$ 3,941	$ 18,151
2011	13,517	4,360	17,877
2012	13,489	309,167	322,656
2013	373,223	68,631	441,854
2014	300,010	356	300,366
Subsequent years	200,000	831	200,831
	$ 914,449	$ 387,286	$ 1,301,735

12. OTHER LONG-TERM LIABILITIES

As at October 31	2009	2008
Other employee future benefits (Note 20)	**$ 13,883**	$ 14,095
Asset retirement obligations (a)	**13,771**	13,938
Cash flow hedges (Note 23b)	**13,014**	10,121
Stock-based compensation plans (Note 18)	**10,223**	9,638
Contributions in aid of construction (b)	**7,003**	7,413
Grain handling agreements	**3,254**	4,400
Pension (Note 20)	**3,415**	3,808
Other	**7,908**	770
	$ 72,471	$ 64,183

a) **Asset Retirement Obligations**
In 1987, Westco, a division of the Company which manufactured phosphate and nitrate fertilizers, closed two of its facilities. The asset retirement obligations represent the best estimate by management of the legal obligations it would incur during the reclamation process. Reclamation involves the demolition of the manufacturing facilities and the reclamation of the phosphogypsum stacks. Uncertainty exists regarding the estimation of future decommissioning and reclamation costs.

At October 31, 2009, the Company estimated that the undiscounted cash flow required to settle the asset retirement obligations was approximately $19.2 million (2008 – $23.9 million), which is expected to be settled over the 2010 through 2018 period. The credit adjusted risk-free rates at which the estimated cash flows have been discounted range from 4.0% to 7.0%. At October 31, 2009, the aggregate carrying amount including the short-term portion of the asset retirement obligation was $17.5 million (2008 – $22.1 million); this decrease is a result of expenditures in Westco of $3.9 million and a reduction of expected discounted cash flows by $1.4 million partially offset by accretion expenses of $0.7 million.

b) **Contributions in Aid of Construction**
Contributions in aid of construction represent payments received from producers pursuant to grain storage licence agreements.

13. RELATED PARTY TRANSACTIONS

The Company has transactions with related parties in the normal course of business measured at exchange amounts which are comparable to commercial rates and terms. Related parties include investees Prince Rupert Grain and The Puratone Corporation, as well as grain pools operated by the Company (Note 2b).

Total sales to related parties were $15.4 million (2008 – $18.9 million) and total purchases from related parties were $7.2 million (2008 – $11.6 million). As at October 31, 2009, accounts receivable from related parties totaled $24.0 million (2008 – $24.9 million) and accounts payable to related parties totaled $5.7 million (2008 – $22.0 million).

14. CORPORATE INCOME TAXES

a) The provision for corporate income taxes consists of:

For the year ended October 31	2009	2008
Current	**$ 14,144**	$ 19,422
Future	**29,723**	70,280
	$ 43,867	$ 89,702

in thousands of Canadian dollars, except as noted

b) **The variation between the provision calculated at the statutory income tax rate and the Company's provision is explained as follows:**

For the year ended October 31	2009	2008
Earnings before corporate income taxes	$ 156,994	$ 377,984
Effective federal and provincial tax rate	29.97%	31.88%
Pre-tax accounting income at combined Canadian statutory income tax rate	47,051	120,501
Effect of foreign income tax rates differing from Canadian income tax rates	(683)	165
Change in effective tax rate on future income taxes	(1,651)	(21,314)
Permanent differences	(1,356)	(1,053)
Recovery due to successful appeal of tax reassessment	–	(5,000)
Change in estimate of tax accruals	344	(4,715)
Non-taxable portion of capital gain	(293)	(136)
Non-recoverable withholding taxes	453	–
Tax-paid equity earnings	(108)	1,879
Other	110	(625)
	$ 43,867	$ 89,702

c) **Income taxes allocated to future years are comprised of the following:**

As at October 31	2009	2008
Future income tax assets:		
Losses available for carryforward	$ 18,183	$ 33,173
Refinancing and restructuring costs not currently deducted for tax	21,908	19,856
Accrued expenses not currently deductible for tax	63,234	39,586
Research and development costs not currently deducted for tax	1,915	1,798
Reclamation costs not currently deducted for tax	4,652	6,341
Investment write-down for accounting	1,741	1,840
Other	3,091	891
	114,724	103,485
Valuation allowance[1]	(6,504)	(6,754)
Total future income tax assets	$ 108,220	$ 96,731

[1] The valuation allowance represents management's best estimate of the allowance necessary. to reflect the future income tax assets related to losses available for carryforward at an amount that the Company considers is more likely than not to be realized.

As at October 31	2009	2008
Future income tax liabilities:		
Net book value in excess of undepreciated capital cost	$ 183,228	$ 180,742
Deferred charges currently deductible for tax	22,970	12,938
Income not currently taxable	17,951	2,546
Other	2,590	5,106
Total future income tax liabilities	$ 226,739	$ 201,332
Net future income tax liability	$ (118,519)	$ (104,601)
Classified in the consolidated financial statements as:		
Current future income tax assets	$ 44,142	$ 59,202
Long-term future income tax assets	8,023	2,673
Current future income tax liabilities	(573)	–
Long-term future income tax liabilities	(170,111)	(166,476)
	$ (118,519)	$ (104,601)

d) **The expiry dates associated with the losses available for carryforward are:**

2012	$ 1,101
2013	23,915
2029	6,255
No expiry	31,325
	$ 62,596

15. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

As at October 31	2009	2008
Unrealized gains and losses on cash flow hedges	$ 404	$ (9,117)
Unrealized gains and losses on available for sale assets	(6)	42
Unrealized effect of foreign currency translation of foreign operations	53,818	(691)
	$ 54,216	$ (9,766)

Unrealized losses on cash flow hedges of $10.1 million are expected to be realized and recognized in net income within the next year (2008 – $2.1 million).

16. SHARE CAPITAL

a) Common Voting Shares

Authorized

Unlimited Common Voting Shares

	Common Voting Shares	
	Number[1]	Amount
Balance, October 31, 2007	204,156,350	$ 1,422,843
Share issuance for cash	32,892,863	460,479
Adjustment to share capital from contributed surplus for options exercised	–	14
Balance, October 31, 2008	237,049,213	1,883,336
Share issuance for cash	56,250,650	450,007
Adjustment to share capital from contributed surplus for options exercised	–	1
Issued upon acquisition of ABB (Note 6)	78,296,645	692,142
Balance, October 31, 2009	371,596,508	$ 3,025,486

[1] Number of shares are not shown in thousands

b) Share Issuance

i. **Fiscal 2009**

On May 13, 2009, the Company completed the offering of 56.3 million common shares, through a bought deal subscription receipt offering by way of a private placement to exempt purchasers at a price of $8.00 per common share.

The Company raised gross proceeds from the offering of $450 million. The proceeds were raised to provide a portion of the funding for the acquisition of ABB. Shares were held in escrow until the closing of the acquisition of ABB. Underwriters' fees and other costs associated with the offering were approximately $18 million. In accordance with the capital nature of this transaction, the associated costs are reflected as a charge to shareholders' equity and reflected in the retained earnings of the Company.

ii. **Fiscal 2008**

On May 9, 2008, the Company issued 28.6 million common shares, on a bought deal basis at a price of $14.00 per common share, to a syndicate of underwriters as part of a $400.4 million offering. As well, on May 9, 2008, in relation to the $400.4 million offering, the underwriters exercised in full an Over-Allotment Option to purchase an additional 4.3 million common shares at a price of $14.00 per common share for additional gross proceeds of $60.1 million. The underwriters' Over-Allotment Option closed on May 14, 2008.

The Company raised gross proceeds from the common share offering and subsequent over-allotment of $460.5 million. Underwriters' fees and other costs associated with the offering and the over-allotment were approximately $19 million. In accordance with the capital nature of this transaction, the associated costs are reflected as a charge to shareholders' equity and reflected in the retained earnings of the Company.

17. EARNINGS PER SHARE

For the year ended October 31	2009	2008
Net earnings	$ 113,127	$ 288,282
Denominator for basic earnings per share amounts:		
Weighted average number of shares outstanding[1]	251,426	219,826
Basic earnings per share	$ 0.45	$ 1.31
Denominator for diluted earnings per share amounts:		
Weighted average number of shares outstanding[1]	251,437	219,830
Diluted earnings per share	$ 0.45	$ 1.31

[1] Number of shares in thousands

18. STOCK-BASED COMPENSATION PLANS

The Company operates three active stock-based compensation plans: a Deferred Share Unit Plan ("DSU") for independent directors and a Restricted Share Unit Plan ("RSU") and a Performance Share Unit Plan ("PSU") for designated participants. In addition the Company's Management Stock Option Plan was reactivated in fiscal 2008 and an Employee Share Purchase Plan ("ESPP") began on July 1, 2008.

a) Deferred Share Units

Under the Company's DSU Plan, 40% of each director's annual retainer is paid in DSUs. A DSU is a notional unit that reflects the market value of a single common share of the Company. In addition, on an annual basis directors can elect to receive any percentage from 40% to 100% of their annual retainer and any additional fees for the immediately succeeding year in the form of DSUs. Designated participants have the option to convert RSU and PSU units into DSUs 60 days prior to vesting. Each DSU fully vests upon award. The DSUs will be redeemed for cash, or for common shares of the Company purchased on the open market, at the holder's option upon leaving the Board or ceasing employment. The redemption amount will be based upon the weighted average of the closing prices of the common shares of the Company on the TSX for the last 20 trading days prior to the redemption date, multiplied by the number of DSUs held. During fiscal 2009, 7,450 RSUs/PSUs were converted to DSUs by participants (2008 – 22,000). The total DSUs granted were 190,494 during the year ended October 31, 2009 (2008 – 80,560). The Company recorded compensation costs related to outstanding DSUs of

$3.0 million for the year ended October 31, 2009 (2008 – recovery of $0.5 million).

b) **Restricted Share Units**

Under the Company's RSU Plan, each designated participant receives an annual grant of RSUs as part of their compensation. Each RSU represents one notional common share that entitles the participant to a payment of one common share of the Company, purchased on the open market, or an equivalent cash amount at the Company's discretion. RSUs vest at the end of a three-year period. Holders of RSUs have the option of converting to an equivalent number of DSUs 60 days prior to vesting. During the year ended October 31, 2009, 176,800 RSUs were granted (2008 – 126,952). The Company recorded compensation costs related to outstanding RSUs of $1.2 million for the year ended October 31, 2009 (2008 – $0.2 million).

c) **Performance Share Units**

Under the Company's PSU Plan, the Company provides each designated participant an annual grant of PSUs as part of their compensation. The performance objectives under the plan are designed to further align the interest of the designated participant with those of shareholders by linking the vesting of awards to EBITDA over the three-year performance period. The number of PSUs that ultimately vest will vary based on the extent to which actual EBITDA matches budgeted EBITDA for the three-year period. Based on performance, each PSU represents one notional common share that entitles the participant to a payment of common shares of the Company, purchased on the open market, or an equivalent cash amount at the Company's discretion. PSUs vest at the end of a three-year period. The final value of the PSUs will be based on the value of the Company's stock at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total EBITDA and whether the participant remains employed by the Company at the end of the three-year vesting period. Holders of PSUs have the option of converting to an equivalent number of DSUs 60 days prior to vesting. During the year ended October 31, 2009, 483,577 PSUs were granted to the designated participants (2008 – 380,863). The Company recorded compensation costs related to outstanding PSUs of $4.3 million for the year ended October 31, 2009 (2008 – $0.2 million).

d) **Management Stock Option Plan**

During fiscal 2008, the Management Stock Option Plan (the "Stock Option Plan") was reactivated after being inactive since fiscal 2004. The maximum number of common shares that may be issued under options issued pursuant to the Stock Option Plan is approximately 10.2 million (2008 – 10.2 million) common shares. Once the 1.7 million (2008 – 0.7 million) common shares that can potentially be issued under currently granted and contingently granted options are deducted, approximately 8.5 million (2008 – 9.5 million) common shares have been reserved for subsequent option grants.

The expense related to stock options is recognized over the vesting period based on the fair value of options determined by the Black-Scholes option pricing model with the following assumptions: risk-free rate 2.6%, dividend yield 0%, a volatility factor of the expected market price of the Company's shares of 37%, and a weighted average expected option life of 4.9 years. The Company's stock-based compensation expense for the year ended October 31, 2009 was $2.2 million (2008 – $0.9 million).

	Number of Options[1]	Weighted Average Grant-Date Fair Value	Weighted Average Exercise Price	Number of Options Exercisable[1]	Weighted Average Exercise Price
Outstanding October 31, 2007	80,327		$ 77.50	80,327	$ 77.50
Options granted	634,412	$ 4.92	$ 12.12		
Forfeited	(3,770)		$ 59.83		
Expired	(1,860)		$ 304.00		
Exercised	(2,863)		$ 7.06		
Outstanding October 31, 2008	706,246		$ 18.55	71,834	$ 74.99
Options granted	957,594	$ 3.09	$ 9.02		
Forfeited	(2,370)		$ 51.25		
Expired	(3,630)		$ 168.00		
Exercised	(650)		$ 5.90		
Outstanding October 31, 2009	1,657,190		$ 12.67	384,391	$ 19.59

[1] Number of options are not shown in thousands

The following table summarizes the options outstanding and exercisable as at October 31, 2009:

Range of Exercise Price	Number of Options Outstanding[1]	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable[1]	Weighted Average Exercise Price
<$6.00	6,338	4.00	$5.90	6,338	$5.90
$6.01-$10.00	957,594	6.00	9.02	319,207	9.02
$10.01-$70.00	675,258	5.75	14.62	40,846	53.41
$70.01+	18,000	1.00	135.14	18,000	135.14
	1,657,190	5.84	$12.66	384,391	$19.59

[1] Number of options are not shown in thousands

e) **Employee Share Purchase Plan**

The Employee Share Purchase Plan became effective July 1, 2008. Under the plan, employees have the option to purchase shares of the Company. The Company matches 50% of the plan participants' contribution and is responsible for all costs associated with the purchase of the shares. The funds are used to purchase common shares on the open market. The compensation costs of $3.2 million for the year ended October 31, 2009 are included in operating, general and administrative expenses (2008 – $1.5 million).

19. SEGMENTED INFORMATION

A description of the types of products and services from which the segments derive their revenue is included in the Nature of Business (Note 1). The segments' accounting policies are consistent with those described in Accounting Policies (Note 2). The Company accounts for inter-segment sales at current market prices under normal trade terms.

For the year ended October 31	2009	2008
Sales and other operating revenues		
Grain Handling and Marketing	$4,180,657	$ 4,299,496
Agri-products	1,630,990	1,686,278
Food Processing	280,826	198,312
Feed Products	660,296	625,947
Financial Products	21,948	13,548
	$6,774,717	$ 6,823,581
Less: Inter-segment sales	139,145	46,015
	$6,635,572	$ 6,777,566
Inter-segment sales		
Grain Handling and Marketing	$ 131,175	$ 45,015
Agri-products	–	537
Food Processing	6,477	463
Financial Products	1,493	–
	$ 139,145	$ 46,015

For the year ended October 31	2009	2008
Gross profit and net revenues from services		
Grain Handling and Marketing	$ 437,741	$ 473,657
Agri-products	278,632	437,613
Food Processing	37,459	35,948
Feed Products	80,563	66,065
Financial Products	15,568	13,548
	$ 849,963	$ 1,026,831
Operating, general and administrative expenses		
Grain Handling and Marketing	$ (189,819)	$ (174,360)
Agri-products	(156,015)	(160,750)
Food Processing	(13,668)	(6,919)
Feed Products	(67,805)	(72,151)
Financial Products	(5,930)	(4,702)
Corporate	(93,028)	(75,345)
	$ (526,265)	$ (494,227)
EBITDA[1]		
Grain Handling and Marketing	$ 247,922	$ 299,297
Agri-products	122,617	276,863
Food Processing	23,791	29,029
Feed Products	12,758	(6,086)
Financial Products	9,638	8,846
Corporate	(93,028)	(75,345)
	$ 323,698	$ 532,604

[1] EBITDA – earnings before interest, taxes, depreciation and amortization, (loss) gain on disposal of assets, integration expenses, recovery of pension settlement and net foreign exchange gain on acquisition.

Amortization		
Grain Handling and Marketing	$ (46,084)	$ (41,531)
Agri-products	(42,189)	(48,217)
Food Processing	(7,389)	(5,842)
Feed Products	(11,950)	(10,239)
Financial Products	(245)	(420)
Corporate	(1,284)	(583)
	$ (109,141)	$ (106,832)

in thousands of Canadian dollars, except as noted

For the year ended October 31	2009	2008
EBIT[2]		
Grain Handling and Marketing	$ 201,838	$ 257,766
Agri-products	80,428	228,646
Food Processing	16,402	23,187
Feed Products	808	(16,325)
Financial Products	9,393	8,426
Corporate	(94,312)	(75,928)
	$ 214,557	$ 425,772

[2] EBIT – earnings before interest, taxes, (loss) gain on disposal of assets, integration expenses, recovery of pension settlement and net foreign exchange gain on acquisition.

Capital expenditures		
Grain Handling and Marketing	$ 45,007	$ 22,153
Agri-products	21,112	21,705
Food Processing	2,968	5,408
Feed Products	4,876	4,155
Financial Products	–	35
Corporate	1,320	2,127
	$ 75,283	$ 55,583

As at October 31	2009	2008
Assets		
Grain Handling and Marketing	$ 2,904,566	$ 1,583,048
Agri-products	1,099,856	1,118,768
Food Processing	546,837	126,233
Feed Products	261,658	251,699
Financial Products	85,132	76,224
Corporate	1,524,699	823,409
	$ 6,422,748	$ 3,979,381

Goodwill		
Grain Handling and Marketing	$ 35,045	$ 35,821
Agri-products	204,603	187,036
Food Processing	7,742	–
Feed Products	10,580	10,909
Financial Products	66,355	66,355
Viterra Australia[3]	375,649	–
	$ 699,974	$ 300,121

[3] As the acquisition of ABB was recently completed, the preliminary purchase price allocation will be finalized in a subsequent period including the identification and valuation of intangible assets and the allocation of goodwill to segments (Note 6)

Intangible Assets[3]		
Grain Handling and Marketing	$ 10,783	$ 254
Agri-products	16,492	17,363
Food Processing	80	–
Feed Products	3,139	2,573
Financial Products	–	245
Corporate	12,272	1,698
	$ 42,766	$ 22,133

Geographic segment reporting:

	Revenues		**Assets**	
	2009	2008	2009	2008
Canada	$ 3,078,165	$ 3,942,150	$ 3,735,939	$ 3,695,279
Australia	312,903	221,713	2,250,322	–
United States	1,349,397	1,409,193	251,150	279,297
Asia	1,476,588	596,046	104,284	4,805
New Zealand	33,865	–	76,541	–
Other	384,654	608,464	4,512	–
Total	$ 6,635,572	$ 6,777,566	$ 6,422,748	$ 3,979,381

20. EMPLOYEE FUTURE BENEFITS

a) Defined Benefit Plans and Future Benefits

The Company has the following defined benefit plans, which are based on years of service and final average salary: Hourly Employees' Retirement Plan ("Hourly"), Out of Scope Defined Benefit Pension Plan ("OSDB"), Supplementary Executive Retirement Plan ("SERP"), Grain Services Union Plan ("GSU"), Thunder Bay Hourly Pension Plan ("TB Hourly"), Manitoba Pool Elevators Plan ("MPE"), and Combined Agricore United Pension Plan ("Combined"). The Company is on a contribution holiday for the Hourly, OSDB and MPE plans due to income tax regulations relating to surpluses in these pension plans. These plans have bridged benefits that allow for early retirement. The SERP is unfunded and the employer makes contributions as the retirement benefits are paid. All of the plans are closed benefit plans, except for Hourly. For one of the defined benefit plans, pension benefits may increase annually based on the performance of the fund.

The Company's retirement allowance benefit is a closed benefit plan. Certain groups of the Company's employees are eligible for a retiring allowance if, as of February 1, 2000, the employee had 15 or more years of service. Those employees currently qualifying for this plan will receive a lump-sum payment upon retirement based on a formula comprising years of service and salary in effect at retirement. The Company also provides other post-employment benefits, largely in respect of extended health and dental plans and life insurance, to eligible employees upon retirement.

Defined benefit plans with accrued benefit obligations in excess of plan assets have an aggregate accrued benefit obligation of $347.5 million (2008 – $229.3 million) and an aggregate fair value of plan assets of $323.4 million (2008 – $211.2 million).

Total consolidated Company cash payments for employee future benefits for the year ended October 31, 2009 were $16.1 million (2008 – $4.2 million),

in thousands of Canadian dollars, except as noted

consisting of cash contributed to its funded pension plans and cash payments directly to beneficiaries for other future benefits.

The consolidated information presented for 2009 in the table below is based on actuarial valuation results as of October 31, 2005, October 31, 2007, December 31, 2008 and October 31, 2009, with extrapolations as required to October 31, 2009. The projected accrued benefit actuarial cost method pro-rated on service is used for this valuation. The assets are valued at market value on September 30, 2009 with extrapolations as required to October 31, 2009. Comparative figures are valued at market value at October 31, 2008. The effective dates of the next required actuarial valuations include December 31, 2009, October 31, 2010 and December 31, 2011.

	Pension Benefit Plans		Other Future Benefits	
As at October 31	**2009**	2008	**2009**	2008
Plan Assets				
Fair value, beginning of period	**$ 529,004**	$ 448,493	**$ –**	$ –
Fair value of assets added July 1, 2008	**–**	233,100	**–**	–
Fair value of secondary account at July 1, 2008	**–**	16,644	**–**	–
Actual return on plan assets	**66,406**	(139,085)	**–**	–
Employer contributions	**15,145**	3,488	**959**	742
Employees' contributions	**292**	302	**–**	–
Benefits paid	**(50,054)**	(33,938)	**(959)**	(742)
Settlement	**(799)**	–	**–**	–
Fair value, end of period	**559,994**	529,004	**–**	–
Accrued Benefit Obligation				
Balance, beginning of period	**477,491**	315,083	**10,931**	12,220
Obligations added July 1, 2008	**–**	240,220	**–**	–
Current service cost	**1,198**	1,820	**280**	362
Interest cost	**32,876**	22,248	**771**	699
Benefits paid	**(50,054)**	(33,938)	**(959)**	(742)
Actuarial loss (gain)	**70,289**	(67,942)	**1,072**	(1,608)
Settlement	**(735)**	–	**–**	–
Curtailment	**(692)**	–	**–**	–
Balance, end of period	**530,373**	477,491	**12,095**	10,931
Funded status – plan surplus (deficit)	**29,621**	51,513	**(12,095)**	(10,931)
Unamortized transitional asset	**(172)**	(247)	**–**	–
Unamortized net actuarial (gain) loss	**88,373**	52,429	**(1,788)**	(3,164)
Accrued benefit asset (liability)	**117,822**	103,695	**(13,883)**	(14,095)
Valuation allowance	**(31,299)**	(55,939)	**–**	–
Consolidated accrued benefit asset (liability), net of valuation allowance	**$ 86,523**	$ 47,756	**$ (13,883)**	$ (14,095)

The consolidated accrued benefit asset (liability), net of valuation allowance, is reflected in these statements as follows:

	Pension Benefit Plans		Other Future Benefits	
As at October 31	**2009**	2008	**2009**	2008
Other long-term assets (Note 8)	**$ 89,938**	$ 51,564	**$ –**	$ –
Other long-term liabilities (Note 12)	**(3,415)**	(3,808)	**(13,883)**	(14,095)
Consolidated accrued benefit asset (liability), net of valuation allowance	**$ 86,523**	$ 47,756	**$ (13,883)**	$ (14,095)

in thousands of Canadian dollars, except as noted

The percentage of plan assets by major category is:

As at October 31	Pension Benefit Plans 2009	2008
Canadian Equities	**28%**	25%
Global Equities	**30%**	26%
Bonds	**35%**	41%
Other	**7%**	8%
	100%	100%

The significant weighted average actuarial assumptions are as follows:

As at October 31	Pension Benefit Plans 2009	2008	Other Future Benefits 2009	2008
Discount rate (Accrued Benefit Obligation)	**6.20%**	7.25%	**6.00%**	7.25%
Discount rate (expense)	**7.25%**	5.70%	**7.25%**	5.70%
Expected long-term rate of return on plan assets	**5.90%**	6.50%	–	–
Rate of compensation increase	**3.70%**	3.60%	**3.80%**	3.50%
Average remaining service period – years	**4-24**	4-25	**3-13**	3-13
Assumed health care cost trend rates*	–	–	**5-10%**	6-11%

*The health care cost trend rate varies depending on the employee group being valued and will decline by 1.0% per year to an ultimate increase rate of 3.0%

A one percentage-point change in assumed health care cost trend rates would have the following effects for 2009:

	Increase	Decrease
Interest cost	$ 23	$ (21)
Accrued benefit obligation	$ 290	$ (259)

Net benefit expense (income) is comprised of:

	Pension Benefit Plans 2009	2008	Other Future Benefits 2009	2008
Costs arising in the period:				
Current service cost, net of employees' contributions	**$ 906**	$ 1,518	**$ 280**	$ 362
Interest cost	**32,876**	22,248	**771**	699
Actual return on plan assets	**(66,406)**	139,085	–	–
Actuarial loss (gain)	**70,289**	(67,969)	**1,072**	(1,608)
Settlement loss (gain)	**44**	–	–	–
Valuation allowance provided against accrued benefit asset	**(24,576)**	(6,587)	–	–
Costs arising in the period	13,133	88,295	2,123	(547)
Difference between expected and actual return on plan assets for the year	**33,387**	(172,705)	–	–
Difference between actuarial (gain) loss recognized and actuarial (gain) loss on accrued benefit obligation for period	**(70,003)**	63,729	**(1,376)**	1,390
Amortization of the transitional obligation	**(139)**	(80)	–	–
Net benefit expense (income)	**$ (23,622)**	$ (20,761)	**$ 747**	$ 843

On July 1, 2008, the Company and the Grain Services Union finalized the settlement of the dispute surrounding the GSU Pension Plan. The financial statement impact of the settlement in the prior year was a recovery of $3.4 million consisting of the reversal of a previous $20 million provision accrued regarding the potential liability to dissolve the dispute partly offset by a $16.6 million expense related to an initial obligation for payment into the plan as a cost of resolving the dispute.

b) **Defined Contribution Plans**

The Company, including subsidiaries and affiliates, contributes to several defined contribution plans including multi-employer plans. The Company's total consolidated defined contribution plan expense for the year ended October 31, 2009, is $12.0 million (2008 – $8.8 million).

in thousands of Canadian dollars, except as noted

21. FINANCING EXPENSES

For the year ended October 31	2009	2008
Interest expense on:		
Long-term debt	$ 55,007	$ 34,637
Short-term debt	11,003	24,988
Interest income	(7,948)	(18,755)
CWB carrying charge recovery	(2,932)	(7,555)
	55,130	33,315
Interest accretion	2,413	1,414
Amortization of deferred financing costs	3,620	3,056
	$ 61,163	$ 37,785

22. COMMITMENTS, CONTINGENCIES AND GUARANTEES

a) Commitments

The Company, including its subsidiaries and its proportionate share of joint ventures, has operating leases relating primarily to rail cars, motor vehicles, buildings and equipment. Future minimum lease payments having initial or remaining lease terms in excess of one year at October 31, 2009 are as follows:

2010	$ 20,339
2011	14,814
2012	9,671
2013	6,373
2014	4,486
Thereafter	29,811
	$ 85,494

The Company, including its subsidiaries and its proportionate share of joint ventures, has finance leases relating primarily to rail cars, motor vehicles, buildings and equipment. Future minimum lease terms in excess of one year at October 31, 2009 are as follows:

2010	$ 249
2011	699
	$ 948

The Agri-products segment has contractual obligations relating primarily to various seed growers for the production of seed and forage crops. Future minimum contractual obligation payments having initial or remaining contractual terms in excess of one year at October 31, 2009 are as follows:

2010	$ 23,603
2011	614
2012	460
2013	316
	$ 24,993

b) Letters of Credit

At October 31, 2009, the Company had outstanding letters of credit and similar instruments of $5.1 million related to operating an agri-business (October 31, 2008 – $68.2 million). The terms range in duration and expire at various dates from November 30, 2009 to March 1, 2010. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. These instruments effectively reduce the amount of cash that can be drawn on the revolving credit facility.

c) Indemnification of Accounts Receivable – Viterra Financial™

The Company has a rolling five-year agreement with a Canadian Schedule I chartered bank to provide credit for qualifying agricultural producers to purchase crop inputs. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. The Company indemnifies the bank for 50% of future losses to a maximum of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio. As at October 31, 2009, outstanding credit was $528.1 million (2008 – $487.7 million) and the Company's obligation for past and future losses is current with the bank in accordance with the Agency Agreement.

The Company also has a rolling five-year agreement with a Canadian Schedule I chartered bank to provide loans to feed product customers to purchase feeder cattle, as well as related feed inputs, with terms that do not require payment until the livestock is sold. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. The Company indemnifies the bank for credit losses based on the first 20% to 33% of new credit issued on an individual account, dependent on the account's underlying credit rating, with losses in excess of these amounts shared on an equal basis with the bank up to 5% on the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of the underlying accounts and the aggregate credit outstanding. As at October 31, 2009, outstanding credit was $35.8 million (2008 – $31.9 million) and the Company's obligation for past and future losses is current with the bank in accordance with the Agency Agreement.

d) Guarantees

The Company's subsidiary, Viterra Australia, has entered into a Deed of Cross Guarantee with certain controlled entities. The effect of this Deed is that Viterra Australia and each of these controlled entities has guaranteed to pay any deficiency of any of the companies' party to the

in thousands of Canadian dollars, except as noted

Deed in the event of any of those companies being wound up. Viterra Australia has also issued letters of financial support to its associate National Growers Registers Pty Ltd. and its jointly controlled entity Australian Bulk Alliance Pty Ltd. The consolidated net assets of the entities party to the Deed of Cross Guarantee is $913.0 million at October 31, 2009.

Viterra Australia is also contingently liable under a guarantee in respect of a joint venture entity's bank loan. As at October 31, 2009, the maximum amount of the guarantee is $13.0 million AUD. As at October 31, 2009, the principal outstanding and included in the Company's consolidated borrowings was $13.3 million (2008 – nil). Viterra Australia is a self-insurer in South Australia for workers' compensation liability and is subject to a bank guarantee for $1.6 million AUD (2008 – nil).

The Company is contingently liable under two guarantees given to third-party lenders who have provided certain financing facilities to its wholly owned foreign subsidiaries. As at October 31, 2009, the maximum amounts of the guarantees are $30.0 million and Japanese Yen ("JPY") 2.0 billion or approximately $53.8 million in aggregate. As at October 31, 2009 the principal outstanding and included in the Company's consolidated borrowings was nil (2008 – nil).

The Company is contingently liable to a finance company for a portion of losses incurred related to potential producer delinquencies associated with equipment leases and credit provided for the purchase of fertilizer bins. Given historically low delinquent rates in conjunction with collateral values of assets, the Company has accrued no obligation.

The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at October 31, 2009 the current outstanding balance of these guarantees is $2.5 million. These guarantees diminish as the underlying loans are repaid and expire in 2014.

e) **Director and Officer Indemnification**
The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers as well as those of certain affiliated companies.

f) **Other Indemnification Provisions**
From time to time, the Company enters into agreements in the normal course of operations and in connection with business or asset acquisitions or dispositions. By their nature, these agreements may provide for indemnification of counterparties. The varying nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could incur. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

g) **Other Contingencies**
As at October 31, 2009, there are claims against the Company in varying amounts for which a provision in the financial statements is not considered necessary. The occurrence of the confirming future event is not determinable or it is not possible to determine the amounts that may ultimately be assessed against the Company with respect to these claims. Management believes that any such amounts would not have a material impact on the business or financial position of the Company.

in thousands of Canadian dollars, except as noted

23. FINANCIAL AND OTHER INSTRUMENTS AND HEDGING

a) Fair Value

The following table presents the carrying amount and the fair value of the Company's financial instruments and non-financial derivatives. The table also identifies the financial instrument category.

As at October 31	2009			2008	
	Carrying Value	Fair Value	Financial Instruments Category	Carrying Value	Fair Value
Cash	$ 165,200	$ 165,200	HFT	$ 183,536	$ 183,536
Short-term investments	868,469	868,469	HFT-D	486,129	486,129
Accounts receivable:					
Loans and receivables	836,448	836,448	L&R	716,447	716,447
Commodity contracts and exchange-traded derivatives	167,756	167,756	HFT	70,057	70,057
Interest rate swaps	470	470	HFT		
	1,004,674	1,004,674		786,504	786,504
Investments:					
Available for sale at fair value	25	25	AFS	62	62
Available for sale at cost	9,618		AFS	7,359	
Non-financial instrument	63		N/A	224	
	9,706			7,645	
Other long-term assets:					
Long-term receivable	18,113	18,113	L&R	2,075	2,075
Non-financial instrument	99,912		N/A	67,163	
	118,025			69,238	
Bank indebtedness	594	594	OFL	655	655
Short-term borrowings	291,128	291,128	OFL	17,769	17,769
Accounts payable and accrued liabilities:					
Other liabilities	987,741	987,741	OFL	837,654	837,654
Interest rate swaps	7,089	7,089	HFT	2,068	2,068
Commodity contracts and exchange-traded derivatives	100,536	100,536	HFT	79,763	79,763
	1,095,366	1,095,366		919,485	919,485
Long-term debt, including current portion	1,283,586	1,353,793	OFL	610,088	615,341
Other long-term liabilities:					
Interest rate swaps	13,013	13,013	HFT	10,121	10,121
Classified as other liabilities	16,864	16,864	OFL	9,638	9,638
Non-financial instrument	42,594		N/A	44,424	
	72,471			64,183	

Financial instruments category/guide:

HFT	Held for trading
HFT-D	Held for trading – designated
L&R	Loans and receivables
AFS	Available for sale
OFL	Other financial liabilities
N/A	Not applicable

in thousands of Canadian dollars, except as noted

The following table presents the fair value and the levels per the fair value hierarchy where fair value is recognized in the balance sheet.

As at October 31	2009	
	Level One	Level Two
Cash	$ 165,200	$ –
Short-term investments	868,469	–
Accounts receivable:		
Exchange-traded derivatives	58,331	–
Commodity forward contracts	–	90,159
Foreign exchange forward contracts (OTC)	–	19,266
Interest rate swaps	–	470
Investments:		
Available for sale at fair value	25	–
Accounts payable and accrued liabilities:		
Interest rate swap	–	7,089
Exchange-traded derivatives	35,993	–
Commodity forward contracts	–	61,708
Foreign exchange forward contracts (OTC)	–	2,835
Other long-term liabilities:		
Interest rate swaps	–	13,013

b) **Financial Risks and Risk Management**

The Company faces certain financial risks such as commodity price, foreign exchange, interest rate, credit and liquidity risk which can impact its financial performance. The Company is exposed to changes in commodity prices, foreign exchange rates and interest rates. The Company utilizes a number of financial instruments to manage these exposures. Financial instruments are not used for trading or speculative purposes. The Company mitigates risk associated with these financial instruments through Board-approved policies, limits on use and amount of exposure, internal monitoring and compliance reporting to senior management and the Board.

i. **Commodity Price Risk**

The Company's diverse range of services are spread across the agri-business supply chain. As a result, the Company is exposed to agricultural and other related commodity price movements within the market as part of its normal operations. The Company uses exchange-traded futures and options contracts to minimize the effects of changes in the prices of hedgeable agricultural commodities on its agri-business inventories and agricultural commodities forward cash purchase and sales contracts. Exchange-traded futures and options contracts are valued at the quoted market prices. Forward purchase contracts and forward sales contracts are valued at the quoted market prices, which are based on exchange quoted prices adjusted for freight and handling costs. The Company manages the risk associated with inventory and open contracts on a combined basis.

The Company's Risk Management Policy provides limits within which management may maintain inventory and certain long or short commodity positions. Based on the Company's October 31, 2009 closing positions, a $10 per tonne change in commodity market prices and a $2 per tonne change in basis levels would result in a $1.7 million change to the Company's after tax earnings on commodity positions (2008 – $0.4 million). In relation to the natural gas contracts outstanding at October 31, 2009, a $1 gigajoule change in market prices would result in a $0.6 million change to the Company's after tax earnings (2008 – $1.0 million).

ii. **Foreign Exchange Risk**

The Company undertakes certain transactions denominated in foreign currencies and, as a result, foreign currency exposures arise. The Company is exposed to foreign exchange risk on financial commodity contracts which are denominated in foreign currencies and on its investment in foreign subsidiaries. The Company uses derivative financial instruments, such as foreign currency forward contracts, futures contracts, and options to limit exposures to changes in foreign currency exchange rates with respect to its recorded foreign currency denominated assets and liabilities as well as anticipated transactions.

in thousands of Canadian dollars, except as noted

The following table illustrates derivative financial instruments used to limit exposure with respect to the Canadian dollar:

Canadian Derivative Financial Instruments

	2009 Currency Sold	2009 Currency Purchased	2008 Currency Sold	2008 Currency Purchased
Notional U.S. dollars	$ 668,490	$ (25,230)	$ 791,551	$ (144,630)
Notional euros	€ 8,467	€ –	€ 23,959	€ (750)
Canadian equivalent	$ 754,238	$ (27,148)	$ 882,526	$ (158,048)
Fair value (CAD)	$ 736,239	$ (27,298)	$ 988,621	$ (175,175)
Unrealized gain (CAD)	$ 14	$ –	$ 106,684	$ –
Unrealized loss (CAD)	$ (18,013)	$ (150)	$ (589)	$ (17,127)

The following table illustrates derivative financial instruments used by Viterra Australia to limit exposure with respect to the Australian dollar:

Australian Derivative Financial Instruments

	2009 Currency Sold	2009 Currency Purchased	2008 Currency Sold	2008 Currency Purchased
Notional U.S. dollars	$ 411,881	$ (232,655)	–	–
Notional euros	€ 70,161	€ (49,609)	–	–
Notional NZD	$ 70,154	$ (30,144)	–	–
Notional CAD	$ 25,001	$ (12,383)	–	–
Notional JPY	¥ 3,293,053	¥ (1,493,613)	–	–
Notional SGD	$ 17,801	$ (3,156)	–	–
Notional CHF	CHF 152	CHF (1,216)	–	–
Australian Equivalent	$ 353,518	$ (710,180)	–	–
Fair value (CAD)	$ 279,012	$ (665,208)	–	–
Unrealized gain (CAD)	$ 68,447	$ 2,728	–	–
Unrealized loss (CAD)	$ (4,332)	$ (28,748)	–	–

During fiscal 2009, the Company implemented hedge accounting to match the cash flow of some of its processed products sold in U.S. funds with its U.S. dollar currency hedging instruments. Maturity dates for the foreign exchange forward contracts on anticipated transactions extend to November 2012. With the purchase of ABB, the Food Processing segment also has foreign exchange forward contracts in place to hedge exchange rate risk arising on the sale of malt. Foreign exchange forward contracts are in place for periods of up to 18 months. As at October 31, 2009, the portion of the forward contracts considered to be ineffective is insignificant. The estimated amount reported in other comprehensive income that is expected to be reclassified to net earnings as a component of sales and other operating revenues during the next 12 months is an after tax gain of $1.9 million. Previously, the Food Processing segment in North America had discontinued hedge accounting and had thereby increased the potential for volatility in income on these hedged contracts.

Except as noted above, the foreign currency forward contracts, futures contracts, and options used by the Company are marked-to-market and unrealized gains and losses are recognized in income in the period in which they occur.

During the year, the Company entered into a series of derivative contracts in connection with its offer to acquire ABB. The Company had entered into option arrangements in order to limit exposure to a change in the AUD on $1.1 billion AUD. These derivatives were used to mitigate the risk of economic loss arising from changes in the value of the Australian dollar compared to the Canadian dollar between the announcement of the acquisition and the expected closing date. The arrangements were ineligible for hedge accounting and have resulted in a net realized gain of $24.1 million as at October 31, 2009 that is reported as Net foreign exchange gain on acquisition.

in thousands of Canadian dollars, except as noted

The following table details the Company's sensitivity as at the balance sheet date, had currencies moved as illustrated, with all other variables held constant.

	2009		2008	
	Impact On Earnings, After Tax	Impact On Equity, After Tax	Impact On Earnings, After Tax	Impact On Equity, After Tax
10% increase				
CDN/AUD	$ –	$ (144,000)	$ –	$ –
CDN/U.S. dollars	(711)	2,042	(345)	–
AUD/U.S. dollars	(2,861)	(3,396)	–	–
AUD/Euro	(394)	336	–	–
AUD/Japanese Yen	(85)	(1,276)	–	–
AUD/New Zealand dollars	932	3,410	–	–
AUD/Singapore dollars	(10)	–	–	–
10% decrease				
CDN/AUD	–	144,000	–	–
CDN/U.S. dollars	711	(2,042)	345	–
AUD/U.S. dollars	3,504	4,152	–	–
AUD/Euro	480	(433)	–	–
AUD/Japanese Yen	104	1,560	–	–
AUD/New Zealand dollars	(289)	(4,168)	–	–
AUD/Singapore dollars	13	–	–	–

The Company's exposure to foreign exchange risk has changed in the current year. The Company is now exposed to the currencies utilized in the operations of, as well as its net investment in, Viterra Australia, most significantly the Australian dollar. In the prior year, exposure to currencies other than the U.S. dollar was evaluated as immaterial based on the analysis performed. Due to the Company's risk management strategy, the Company's sensitivity in net earnings to changes in the U.S. dollar was also evaluated as immaterial. The sensitivity at the balance sheet date is not representative of the sensitivity throughout the year as the year-end exposure does not reflect the exposure during the year. The sensitivities should therefore be used with care.

Foreign exchange gains of $8.5 million are included in sales and other operating revenues for the year ended October 31, 2009 (2008 – $12.7 million gain) and foreign exchange losses of $4.5 million are included in cost of sales for the year ended October 31, 2009 (2008 – $12.4 million loss).

iii. **Interest Rate Risk**

The Company's exposure to interest rate risk relates primarily to the Company's debt obligations. The Company manages interest rate risk and currency risk on borrowings by using a combination of cash instruments, forwards and a mixture of fixed and floating rates. The Company has entered into interest rate swaps to manage variable interest rates associated with a portion of the Company's debt portfolio. The Company uses hedge accounting for interest rate swaps used to hedge variable rate long-term debt. As at October 31, 2009, the portion of interest rate swaps considered to be ineffective is nil. The estimated amount reported in other comprehensive income that is expected to be reclassified to net earnings as a component of financing expenses during the next 12 months is an after tax expense of $3.2 million.

The following table approximates the hedged fixed rate of interest on the credit facilities based on the Company's current credit ratings and interest rate swaps. The table also details the Company's sensitivity as at the balance sheet date, had the illustrated changes occurred on the interest rate swaps and short-term borrowings, with all other variables held constant.

in thousands of Canadian dollars, except as noted

	Short-Term Borrowings 2009	Short-Term Borrowings 2008	Canadian dollar Borrowings 2009	Canadian dollar Borrowings 2008	U.S. dollar Borrowings 2009	U.S. dollar Borrowings 2008	Australian dollar Borrowings 2009	Australian dollar Borrowings 2008
Hedged fixed rate of interest on the credit facility	n/a	n/a	7.4%	5.9%	8.1%	6.1%	7.8%	–
Impact of 25 basis point change on after tax other comprehensive income	–	–	$1,756	$1,502	$391	$602	$298	–
Impact of 25 basis point change on after tax net earnings	$510	$30	–	–	–	–	–	–

The fair value of the secured notes fluctuates as market interest rates change. However, the secured notes have been designated as other financial liabilities and therefore, changes in their fair value have no impact on net earnings. The Company's short-term borrowings fluctuate with seasonal working capital requirements.

Cash and cash equivalents at October 31, 2009 had a weighted average interest rate of 0.4% (2008 – 2.3%).

iv. **Credit Risk**

The Company is exposed to credit risk in respect of trade receivables which the Company manages through ongoing credit reviews of all significant contracts and analysis of payment and loss history. The absence of significant financial concentration of such receivables, except as noted below for receivables from the CWB, limits its exposure to credit risk. Credit risk exposure for the Agri-products and Feed Products segments are also limited through an arrangement with a Canadian Schedule I chartered bank which provides for limited recourse to the Company for credit losses on accounts receivable under Viterra Financial™.

The Company is also exposed to credit risk in the event of non-performance of its counterparties on its derivative contracts. However, in the case of over-the-counter derivative contracts, the Company only contracts with pre-authorized counterparties where agreements are in place and the Company monitors the credit ratings of its counterparties on an ongoing basis. Exchange-traded futures contracts used to hedge future revenues in the Company's grain business are not subject to any significant credit risk as the changes in contract positions are settled daily through a recognized exchange.

All bad debt write-offs are charged to operating, general and administrative expenses. The changes in the allowance for losses against accounts receivable are as follows:

	2009	2008
Balances at the beginning of the year	$ 11,942	$ 9,582
Provision for losses	(40)	5,443
Write-offs, net of recoveries	(3,821)	(3,083)
Balance at end of the year	$ 8,081	$ 11,942

The distribution of trade accounts receivable by credit quality as at October 31 is shown in the following table:

	2009	2008
Not past due	$ 515,215	$ 488,144
Past due:		
Past due < 60 days	62,065	19,957
Past due > 61 days and < 90 days	4,384	2,844
Past due > 91 days	15,710	14,427
Allowances for losses	(8,081)	(11,942)
	$ 589,293	$ 513,430

Included in trade accounts receivable is $223.0 million due from the CWB which represents a significant concentration of credit risk (2008 – $280.0 million).

The Company's maximum credit exposure at the balance sheet date consists primarily of the carrying amounts of non-derivative financial assets such as accounts receivable and long-term receivables as well as the fair value of commodity contracts, exchange-traded derivatives, and other non-trade assets included in accounts receivable. Short-term investments are held with two Schedule I and one Schedule II Canadian commercial banks and have maturities of less than three months.

in thousands of Canadian dollars, except as noted

v. **Liquidity Risk**

The Company's liquidity risk refers to its ability to settle or meet its obligations as they fall due and is managed as part of the risk strategy. The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements. Management believes that future cash flows from operations and availability under existing banking arrangements will be adequate to support these financial liabilities.

The following table approximates the Company's remaining contractual maturity for its financial liabilities and matching financial assets as at the balance sheet date. The table details the undiscounted cash flows of financial instruments based on the earliest date on which the Company can be required to pay. The table includes both interest and principal cash flows.

	Contractual	For the year ending October 31			
	Cash Flows	2010	2011	2012	Thereafter
Accounts Receivable:					
Commodity contracts	$ 96,169	$ 93,746	$ 2,423	$ –	$ –
Exchange-traded derivatives	1,169,452	1,024,129	119,259	24,485	1,579
Interest rate swaps	26,918	2,899	7,741	11,621	4,657
Bank indebtedness	(594)	(594)	–	–	–
Accounts payable and accrued liabilities:					
Other liabilities	(987,741)	(987,741)	–	–	–
Interest rate swaps	(7,089)	(3,417)	(3,146)	(526)	–
Commodity contracts	(70,251)	(67,484)	(2,767)	–	–
Exchange-traded derivatives	(1,126,972)	(995,902)	(105,006)	(24,485)	(1,579)
Long-term debt, including current portion	(1,677,024)	(395,650)	(91,974)	(96,426)	(1,092,974)
Other long-term liabilities:					
Interest rate swaps	(42,467)	(13,236)	(12,675)	(12,115)	(4,441)
Classified as other liabilities	(16,864)	–	(3,675)	(1,820)	(11,369)
Total	$ (2,636,463)	$ (1,343,250)	$ (89,820)	$ (99,266)	$ (1,104,127)

c) **Collateral**

The Company has charged substantially all assets of the Company and certain of its subsidiaries as security for borrowings (Notes 10 and 11).

in thousands of Canadian dollars, except as noted

24. MANAGEMENT OF CAPITAL

The Company's objective when managing capital is to strive for a long-term manageable level of debt to total capital. Due to the seasonal nature of the Company's short-term borrowing requirements, the Company's objective is to manage the level of debt to total capital between 30% to 40%.

Debt to total capital is defined as total interest bearing debt divided by total interest bearing debt plus the book value of total shareholders' equity. Interest bearing debt is the aggregate of bank indebtedness, short-term borrowings, long-term debt due within one year and long-term debt.

As at October 31	2009	2008
Bank indebtedness	$ 594	$ 655
Short-term borrowings	291,128	17,769
Total short-term debt	$ 291,722	$ 18,424
Long-term debt due within one year	$ 18,151	$ 14,703
Long-term debt	1,265,435	595,385
Total long-term debt	$ 1,283,586	$ 610,088
Total interest bearing debt	$ 1,575,308	$ 628,512
Shareholders' equity	$ 3,508,919	$ 2,200,725
Total capital	$ 5,084,227	$ 2,829,237
Debt to total capital:		
As at the balance sheet date	31:69	22:78
Four quarter average	29:71	30:70

The Company has a covenant to maintain a debt to capitalization rate as prescribed by the financial institutions for a portion of the long-term financing. During the year, the Company is in compliance with external covenants relating to the management of capital.

25. FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards

In January 2006, the CICA Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards for public companies would be required to converge with International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011 with comparative figures presented on the same basis. In February 2008, the Accounting Standards Board confirmed the effective due date of the initial adoption of IFRS. The impact of the transition to IFRS on the Company's consolidated financial statements continues to be assessed.

26. COMPARATIVE AMOUNTS

Certain of the prior year comparative figures have been reclassified to conform to the current year's presentation.

Officers of Viterra

Viterra's management team has positioned Viterra as a leader, shaping the future of agriculture, and expanding our Company's reach and influence around the world.



Mayo Schmidt
President and
Chief Executive Officer



Fran Malecha
Chief Operating Officer



Rex McLennan
Chief Financial Officer



Karl Gerrand
Senior Vice-President
Food Processing



Andrew Muirhead
Senior Vice-President
Corporate Development



Rob Gordon
President, Southeast Asia and
Senior Vice-President



Doug Wonnacott
Senior Vice-President
Agri-products



Robert Miller
Senior Vice-President
North American Grain



Don Chapman
Senior Vice-President
International Grain

Officers of Viterra

Continued



William Mooney
Senior Vice-President
Feed Products



George Prosk
Senior Vice-President
Financial Products



Ray Dean
Senior Vice-President and
General Counsel/
Corporate Secretary



Steven Berger
Senior Vice-President
Human Resources
and Transformation



Colleen Vancha
Senior Vice-President
Investor Relations and
Corporate Affairs



Mike Brooks
Chief Information Officer and
Vice-President
Information Technology



Grant Theaker
Vice-President and Treasurer



Ron Cameron
Vice-President and
Group Controller

Investor Information

ANNUAL AND SPECIAL MEETING

The Annual and Special Meeting of Shareholders will be held at 2:00 p.m., Mountain Standard Time, March 10, 2010, at the Sheraton Suites Calgary Eau Claire, 255 Barclay Parade SW, Calgary, Alberta, Canada.

FISCAL YEAR INFORMATION

First Quarter	November 1 to January 31
Second Quarter	February 1 to April 30
Third Quarter	May 1 to July 31
Fourth Quarter	August 1 to October 31

Viterra issues its quarterly financial results within 45 days of each quarter-end. Its year-end financial information (which includes its fourth quarter) is available within 90 days of year end as required by Canadian continuous disclosure requirements.

SHARE CAPITAL

The Company's authorized common stock consists of an unlimited number of common voting shares, which participate in earnings and are traded publicly on the Toronto Stock Exchange. As at October 31, 2009, there were 371,596,508 common shares issued and outstanding. The stock symbol is VT.

As a result of the ABB transaction, on September 23, 2009 Viterra issued 68,629,939 CHESS Depositary Interests (CDIs). As of December 31, 2009, 31,332,062 CDIs (which are included in the above noted authorized common stock number) remain issued and outstanding. CDIs are units of beneficial ownership held and registered with a depositary clearing house in Australia. CDIs can be bought or sold on the Australian Securities Exchange under the symbol "VTA" and are convertible at any time into Viterra common shares.

Common Shares – Closing Price vs Volume 2009



($)
(M)
Close
Volume
12
10
8
6
4
2
0
7
6
5
4
3
2
1
0
Oct '08
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sept
Oct '09

Source: Toronto Stock Exchange

CDIs – Closing Price vs Volume 2009



($)
(Thousands)
Close
Daily Volume
12
10
8
6
4
2
0
350
300
250
200
150
100
50
0
09/28
10/02
10/08
10/14
10/20
10/26
10/30

Source: Thomson Reuters

S&P/TSX INDICES

Viterra is a member of the S&P/TSX Composite Index, S&P/TSX Completion Index, S&P/TSX Consumer Staples Index, S&P/TSX Agricultural Products Index, MSCI Canada Index, and the ASX 200 and ASX 300 indices.

SENIOR NOTES

Viterra has three series of senior notes outstanding.

- $100 million of Senior Unsecured Notes – the notes pay interest at a rate of 8% per annum and mature on April 8, 2013.
- $300 million of Senior Unsecured Notes – the notes pay interest at a rate of 8.5% per annum and mature on July 7, 2014.
- $200 million of Senior Unsecured Notes – the notes pay interest at a rate of 8.5% per annum and mature on August 1, 2017.

All notes are traded in the over-the-counter market.

CORPORATE GOVERNANCE INFORMATION

The Company's Code of Business Conduct, Audit Committee Charter, Nominating/Corporate Governance Committee and Compensation Committee Terms of Reference and list of Board of Directors are available on Viterra's website at www.viterra.ca.

PRIVACY OFFICER

Toll-Free: 1-866-292-7163
Email: viterra.privacy@viterra.ca

Investor Information

COMPANY REPORTS

Copies of the Company's Annual Report, Quarterly Reports, Annual Information Form and other regulatory filings are available by contacting Investor Relations and Corporate Affairs at:

Viterra Inc.
Investor Relations and Corporate Affairs
2625 Victoria Avenue
Regina, Saskatchewan, Canada S4T 7T9
Phone: 306-569-4859
Toll-Free: 866-569-4411
Email: investor@viterra.ca

Copies are also available on the Company's website at www.viterra.ca or through the System for Electronic Disclosure and Retrieval (SEDAR) at www.sedar.com.

SHARE TRANSFERS/LOST CERTIFICATES

Share transfer inquiries, lost certificates, changes of address or other shareholder inquiries should be directed to the Company's transfer agent, Computershare Investor Services Inc.

UNITED GRAIN GROWERS/AGRICORE UNITED SHARE CERTIFICATES

Shareholders who previously held common or preferred shares in United Grain Growers or Agricore/Agricore United may contact Computershare toll-free at 1-866-997-0995 for information on their shares.

TRANSFER AGENT INFORMATION

Common Stock

Computershare Investor Services Inc.
600 – 530 8th Avenue SW
Calgary, Alberta, Canada T2P 3S8
Toll-Free: 1-866-997-0995
Email: service@computershare.com
website: www.computershare.com

CDIs

Computershare Investor Services Inc.
Level 5, 115 Grenfell Street
Adelaide, South Australia, Australia 5000
Toll-Free: within Australia: 1300 550 374
Outside Australia: 011 61 3 9415 4072
Email: web.queries@computershare.com.au
www.computershare.com.au

INVESTOR INQUIRIES

Investor Relations and Corporate Affairs
Email: investor@viterra.ca
Phone: 1-306-569-4859
Toll-Free: 1-866-569-4411
Fax: 1-306-569-4400

CORPORATE OFFICES – VITERRA

Calgary, Alberta

Bow Valley Square 2
3400 – 205 5th Avenue SW
Calgary, Alberta, Canada T2P 2V7
Telephone: 1-403-440-1119
Fax: 1-403-718-3829

Regina, Saskatchewan

2625 Victoria Avenue
Regina, Saskatchewan, Canada S4T 7T9
Telephone: 1-306-569-4411
Toll-Free: 1-866-569-4411
Fax: 1-306-569-4708

Winnipeg, Manitoba

CanWest Global Place
201 Portage Avenue
P.O. Box 6600
Winnipeg, Manitoba, Canada R3C 3A7
Telephone: 1-204-944-5411
Fax: 1-403-944-5454

Adelaide, Australia

124 – 130 South Terrace
Adelaide, South Australia, Australia 5000
Telephone: 011 61 8 8211 7199
Fax: 011 61 8 8231 1249

LEGAL COUNSEL

MacPherson Leslie & Tyerman LLP
Barristers and Solicitors
Regina, Saskatchewan, Canada

Balfour Moss
Barristers and Solicitors
Regina, Saskatchewan, Canada

Freehills
Solicitors
Sydney, Australia

AUDITORS

Deloitte & Touche LLP
Regina, Saskatchewan, Canada

Glossary of Terms

Accredited Exporter
Grain marketing companies authorized to fulfill Canadian Wheat Board (CWB) export sales commitments on behalf of the CWB.

Agent of the CWB
Grain handling companies that enter agreements with the CWB to purchase, process and ship grain for CWB accounts.

Agronomy
Branch of agriculture that studies crops and soils. Agronomists research crop rotation, plant breeding, soil classification, soil fertility, tillage management, weed control and pest management.

Anhydrous Ammonia
A cost-effective nitrogen fertilizer that's also known as NH_3 (82-0-0). It's applied by injection below the soil surface either before or during seeding.

Biofuel
Renewable liquid fuels made from plant matter, not fossil fuels. Examples are ethanol and biodiesel.

Blending
Mixing varying grades of grain to achieve specific blends. Blending also refers to combining fertilizer types to meet desired nutrient levels to maximize yields.

Bundling
Selling complementary products and services together to provide competitive buying power to farmers.

Canadian Wheat Board (CWB)
The Canadian Wheat Board is the marketing authority for western Canadian wheat, durum and barley for export and domestic human consumption.

Cash ticket
Cheque issued to a farmer for the purchase of cereal grains, special crop grains or oilseeds.

Certified seed
Seed that meets basic standards of purity and viability.

CHESS Depositary Interests (CDIs)
A unit of beneficial ownership in an issued share which is listed on a foreign exchange.

Contract calls
A formal request by CWB asking farmers to deliver a portion of their wheat and barley crops into the primary elevator system.

Crop Protection Products
Products such as herbicides, insecticides and fungicides that are applied to fields to manage weeds, insects and diseases.

Crop rotation
Yearly crop alternating to control weeds, insects, disease, and to replenish nutrients and reduce erosion.

Deferred cash ticket
A deferred payment made at the request of the producer for commodities delivered to grain companies.

Ethanol
A biofuel derived from grain and corn that can be used instead of or as an additive to gasoline. Ethanol is primarily used in transportation applications.

Fertilizer
Products that contain essential nutrients for plant growth, especially nitrogen, phosphorus and potassium.

Fungicide
Chemical applied to seed or crop foliage to control, suppress or kill fungi that cause plant diseases.

Germination
First stage in the development of a plant from seed.

Glyphosate
Broad-spectrum foliar applied herbicide that is effective in the control of weeds, including both grass and broadleaf species.

Grading
Standard system used to determine grain quality, including kernel colour, plumpness, protein concentration and size.

Grain Marketing contracts
Contracts that provide pricing choices to farmers and end-users. These contracts can be customized to meet various marketing strategies.

Herbicide
Chemical that is used to control, suppress, or kill weeds before or after crop emergence.

Hybrid
Offspring seed produced by combining genetically different parent plants. Typically, hybrids are the result of two varieties being cross-pollinated to produce a third, which has more favoured qualities.

Identity Preserved
IP is a process or system of documenting the identity of a product and maintaining its segregation within the system.

Inputs
Components needed to grow a crop, including seed, fertilizer and crop protection products.

Metric tonne
Equals 2,204.6 pounds, as opposed to an imperial ton, which is 2,000 pounds.

MMT
Million Metric Tonnes

Multi-car Unit Train
Trains with up to 112 cars, which are delivered to high throughput grain terminals within a specified timeline.

Open-pollinated
Plant species not genetically altered and capable of reproducing in true form from one generation to the next.

Pool Return Outlook or PRO
An estimate of the total returns producers can expect when marketing their crops through the CWB.

Producer cars
Railcars loaded directly by producers that are made available through the Canadian Grain Commission (CGC) and the CWB to specific pre-approved locations, typically export terminals.

Producer terminal
Grain handling facility owned and operated as a business venture by producers.

Production contract
Legally binding agreement for a fixed term, signed before grain production begins. A grain producer agrees to sell to the grain company a specifically designated crop raised on identified acres. The grain producer is paid according to specified terms.

Proprietary Seed
Seed owned and distributed solely by one company. Viterra owns the rights to several proprietary seed varieties.

Railcar incentives
Efficiency rebate supplied by the railways to grain companies for loading multiple car units.

Special crop
The term "special crop" refers to a diverse group of crops such as pulses (chickpeas, dry beans, dry peas and lentils), buckwheat, canary seed, mustard seed, specialty oats and sunflower seed.

Summer fallow
Agricultural land that is left unseeded during a growing season. Fallowing is often done to conserve moisture and replenish nutrients. Weed control is accomplished by tillage or herbicide application.

Tendering
Process by which the CWB tenders a portion of its annual exports to grain companies, and companies 'bid' either at a premium or a discount to fulfill export sales.

Urea
Urea (46-0-0) is a single nutrient fertilizer that contains a large amount of nitrogen and is manufactured from ammonia and carbon dioxide. Urea contains the highest nitrogen percentage (46%) of all granular fertilizers and is widely used as a nitrogen fertilizer for crops.


VITERRA™

Essential ingredients. Global success.

CORPORATE OFFICES

Calgary, Alberta
Bow Valley Square 2
3400 – 205 5th Avenue SW
Calgary, Alberta
Canada T2P 2V7
Telephone: 1-403-440-1119
Fax: 1-403-718-3829

Regina, Saskatchewan
2625 Victoria Avenue
Regina, Saskatchewan
Canada S4T 7T9
Telephone: 1-306-569-4411
Toll-Free: 1-866-569-4411
Fax: 1-306-569-4708

Winnipeg, Manitoba
CanWest Global Place
201 Portage Avenue
P.O. Box 6600
Winnipeg, Manitoba
Canada R3C 3A7
Telephone: 1-204-944-5411
Fax: 1-403-944-5454

Adelaide, Australia
124 – 130 South Terrace
Adelaide, South Australia
Australia 5000
Telephone: 011 61 8 8211 7199
Fax: 011 61 8 8231 1249


VITERRA™

2009 Business Review

creating connections



from Areas of Abundance

TO Areas of Need




RECEIVED



from Farmers

TO Destination Customers


VITERRA™

Essential ingredients. Global success.



why invest

Food fuels us, and nutritious, safe ingredients support the quality of our lives. Viterra Inc. (Viterra) is in a unique position to fulfil rising demands for food ingredients now and well into the future.

VITERRA HAS:

- THE BEST CONNECTIONS TO THE WORLD
- DUAL ORIGINATION CAPABILITIES
- THE MOST EFFICIENT ASSET BASE
- PREDICTABLE EARNINGS AND CASH FLOW
- A SOLID BALANCE SHEET
- EXPERIENCED MANAGEMENT


TRADING OFFICES

PRODUCTION ESTIMATES FOR WESTERN CANADIAN AND AUSTRALIAN CROPS


WHEAT 46.3 MMT
OATS 3.8 MMT
FLAX 0.9 MMT
CANOLA 13.6 MMT
PEAS 3.8 MMT
BARLEY 17.2 MMT
SPECIAL CROPS 3.6 MMT

Viterra expanded its origination capabilities in 2009 through its purchase of ABB Grain Ltd. ("ABB") of South Australia. Today, Viterra is in the enviable position of operating the most efficient assets in Western Canada, the prime growing region in Canada, and the majority of assets in South Australia, a key region for production of canola, wheat and barley. The chart above illustrates the estimated combined 2010 crop production from Western Canada and Australia.

SOURCES: Statistics Canada, December 3, 2009 Field Crop Reporting Series and Australian Bureau of Agricultural and Resource Economics (ABARE), December, 2009



at Viterra,

we recognize the growing global demand for food and the increased opportunity to connect farmers with destination customers around the world.

By extending our reach, we are better positioned to capitalize on the growing global market for grains and oilseeds.

With connections to farmers on both sides of the equator, we have geographically diverse sources of supply.

And by enhancing and establishing new relationships with destination customers in more than 50 countries, we are able to recognize and address the specific needs of food processors worldwide.



Viterra provides premium-quality ingredients to leading global food manufacturers. Headquartered in Canada, the global agri-business has extensive operations across Western Canada, Australia, and New Zealand, with Adelaide, Australia as the base for Viterra's Southeast Asia operations. Our growing international presence also extends to operations in the United States, offices in Japan, Singapore, China, Switzerland and a marketing joint venture in India. We operate businesses in grain handling and marketing, agri-products, food and feed processing, and financial services. Our expertise, close relationships with farmers, and superior logistical assets ensure the Company consistently meets the needs of the most discerning destination customers, helping to fulfil the nutritional needs of people around the world.

contents

2 LETTER TO SHAREHOLDERS

6 FINANCIAL HIGHLIGHTS AND 2009 SCORECARD

8 VITERRA AT-A-GLANCE

10 "CONNECTING" FEATURES

24 BOARD OF DIRECTORS AND OFFICERS OF VITERRA

Letter TO Shareholders

creating connections



Fiscal 2009 was a defining year for Viterra, one that broadened our global presence and established our leadership position in the supply of high-quality food ingredients to customers around the world.

Through our combination with ABB Grain Ltd ("ABB") in Australia, we gained a strong and strategically important foothold with new sources of supply in close proximity to growing markets in Asia. Viterra now has facilities and offices on four continents, giving us a greater ability to meet the growing demand for food ingredients throughout the world.

Our growth in 2009 represents another significant step in the transformation of our Company. Over the past decade, we have shown great resilience and discipline, establishing a reputation for efficiently run operations and the delivery of high-quality products and services. The benefits have translated into significant growth in market capitalization, which, since January 2005, has increased from approximately $80 million to nearly $4 billion today, demonstrating the steady progress of our operational excellence and growth strategies and the continuing support of our investors.

Now we are focused on the further expansion of our enterprise, and we are creating connections that add to our ability to serve shareholders, destination customers, farmers, and employees.

With urbanization in many countries reducing the amount of arable land, food producers are being asked to do more with less. This rising demand for agricultural productivity must be achieved without compromising the land and resources needed for long-term, sustainable production.

Viterra's people bring a range of knowledge and perspectives that are ideally suited to address this challenge, and our commitment to innovation and performance excellence will amplify our opportunities.

Driven by an entrepreneurial spirit, we will build on our position of strength and enhance our brand as a leading provider of high-quality food ingredients.

COMBINING PERFORMANCE WITH GROWTH

While commodity prices declined in 2009 relative to 2008, the demand for food – and the value of food ingredients – is expected to increase over the long term. The Food and Agriculture Organization ("FAO") of the United Nations estimates that prices for food commodities will be at least 25% higher in the decade ahead.

These projections are in keeping with our analysis and are the foundation upon which we are identifying our future path for growth. At the same time, we remain firmly focused on optimizing operational performance to ensure that we are delivering value from our strategic position in the marketplace.

In fiscal 2009, our consolidated sales and other operating revenues reached $6.6 billion, which compared to $6.8 billion in 2008. Operationally,

Viterra performed well in an environment of declining commodity prices, particularly in our grain operations, where we shipped 17.0 million tonnes of grains and oilseeds, a record for our North American operations. In Agri-products, we stayed focused on delivering to our customers' specific needs, even while experiencing some challenging weather early in the growing season. We saw fertilizer pricing and margins significantly impact financial performance in that segment.

Net earnings were $113.1 million for 2009, or $0.45 per share compared to $288.3 million or $1.31 per share in 2008. Cash flow from operations remained strong at $223.4 million, while free cash flow (prior to working capital changes and after capital expenditures) was $148.1 million.

I invite readers to review Management's Discussion and Analysis, which is contained in our Financial Review, for a thorough discussion of our 2009 performance.

We executed our transaction with ABB and, as promised, retained a very strong balance sheet. The total value of this transaction was $1.4 billion, achieved through an offering to ABB shareholders of a combination of equity and cash, in which ABB shareholders elected the maximum share consideration. The transaction was completed on September 23, 2009. At October 31, 2009, our total debt-to-capital ratio was 31%, and we had over $1 billion of cash and short-term investments on the balance sheet.

The integration of our Australian operations will create cross-pollination – bringing together the best systems, ideas and people from two distinct agricultural regions. We anticipate benefits on both sides, making Viterra a stronger Company globally. Current expectations are for synergies of approximately $30 million, delivered we believe, over the next 24 months.

We completed the year as a more geographically diverse Company, yet we maintained the financial stability that has become our hallmark. It is this discipline that will allow us to explore additional opportunities as we move forward, while being careful stewards of the financial resources entrusted to us by our shareholders and lenders.

Our investment guidelines and profile are clear: we strive for profitable growth by investing to earn more than our cost of capital. We intend to maintain a healthy balance sheet with a debt-to-capital ratio of between 30% and 40%. We prefer existing businesses with a low risk profile and that naturally fit our core competencies. Where we see a strategic fit or opportunities to acquire companies that are scalable and are consistent with our value-chain approach, we will act.

THE GROWING FOCUS ON FOOD

There is a fundamental driver behind our business: the world is going to need more food.

The global population is expected to increase from its current 6.8 billion people to 9.0 billion by 2050. To meet the needs of this burgeoning population, it is estimated that food production must increase by 70%, with an additional 1 billion tonnes of cereal crops and 200 million tonnes of meat requirements.

While these are long-term projections, it is important to note that the impact is a reality today. It is an ongoing story – and one that is unfolding at an increasingly rapid rate.

Countries around the world will be required to significantly increase their investment in seed technology, fertilizer and infrastructure to support additional food production. Viterra's value chain is built around these growing needs.

$1 billion
as at October 31, 2009

Viterra has over $1 billion of cash and short-term investments.

$80 million	$4 billion
2005 January 31	2009 October 31

Viterra's market capitalization has grown to nearly $4 billion.

31%
as at October 31, 2009

Debt-to-capital ratio.

The key, however, is our ability to collect and market grain to geographically diverse areas. Our high throughput port terminals on Canada's West Coast are an important gateway to the Pacific Rim, while Thunder Bay, Ontario serves Europe and the United States ("U.S."). Our Australian operations optimize movement of grain and non-grain commodities to Asian countries and provide another source by which we can satisfy customers.

Our global operations provide access to the largest export origination for the core ingredients we handle. Canada and Australia comprise over 40% market share of the world's aggregate wheat, barley and canola exports. With our geographic diversity, multiple originations and shipping capabilities, we can arbitrage vessel logistics, a valuable advantage as we build relationships with destination customers around the world.

In November, we opened an international trading office in Geneva, Switzerland. It is strategically located in the commodity trading capital of the world. Our team is responsible for developing new relationships and identifying opportunities in European regions where a large portion of the world's new grain production will be grown in the future.

Some areas, like the Black Sea region of eastern Europe, will play an increasingly important role in addressing global food demand, but the area also presents greater risk. According to the U.S. Food and Agriculture Policy Research Institute ("FAPRI"), net trade exports of wheat, barley and canola from this region alone will increase by 7.6 million tonnes over the next 10 years. That makes it important for us to start building relationships in this area. We will approach the region with the same patience and diligence that has characterized our previous actions.

In other areas of the world, our trading offices in Japan, Singapore and China put us closer to destination customers, providing us better insights and understanding of their needs and challenges, while accessing better market intelligence on a global scale.

Much change is occurring around the world, and we must be prepared. For instance, it has been reported that Saudi Arabia will end domestic wheat production by 2016 to conserve water. This could result in imports of more than 2.5 million tonnes of wheat per year. In order to be competitive, Canada – and Viterra as the largest grain company in this nation – must ensure that we are efficient, competitive, and have high-quality products available to meet these growing appetites.

Given the anticipated rise in global food consumption, we believe our activities now position us for growth and success in the years ahead.



VITERRA'S GLOBAL MARKETS

Viterra exports premium-quality ingredients to over 50 countries worldwide.


NORTHERN EUROPE
Wheat, Oats, Mustard, Flax, Canary Seed, Pulses, etc.
SOUTHERN EUROPE
Wheat, Durum, Peas, Lentils, Beans, Mustard, etc.
ASIA
Wheat, Malt Barley, Feed Barley, Canola, Canary Seed, Mustard, Cottonseed, Pulses, etc.
NORTH AMERICA
Wheat, Feed Barley, Malt Barley, Canola, Durum, Flax, Mustard, Oats, Rye, Pulses, etc.
MIDDLE EAST
Wheat, Barley, Canola, Feed Barley, Pulses, etc.
AFRICA
Wheat, Durum, Beans, Mustard, etc.
SOUTH AMERICA
Wheat, Malt Barley, Beans, Canary Seed, etc.
AUSTRALIA
Wheat, Barley, Malt Barley, Canola, Durum, Mustard, Oats, etc.

A LEVEL OF TRUST

While our physical assets are essential for our success, Viterra is also distinguishing itself through our commitment to reliable supply, food quality and food safety.

Viterra has transformed from a handler of raw commodities to become a preferred supplier of high-quality food ingredients, with operations tailored to meet the specific needs of destination customers around the world. We have designed systems and processes that protect the integrity of the ingredients supply, allowing us to build stronger connections to world-class business partners and enabling us to receive a premium for our products.

In short, we have established a level of trust that is deeply valued by customers, employees and our communities.

This begins with our commitment to Viterra's core values of integrity, trust, respect and high performance. By remaining steadfast in our commitment to these values, we have given our people the ability to take pride in their Company – and they, in turn, have made us exceedingly proud of their efforts.

This becomes an important point of differentiation – one that helps us attract the brightest employees and the best customers. This is an important building block for our Company, one we will defend vigorously as we continue to grow.

A PLATFORM FOR GROWTH

As we look ahead to fiscal 2010 and beyond, we believe we are well positioned to continue to deliver results for our stakeholders.

We have the infrastructure to compete on a global level and the relationships to fuel future growth. Most importantly, we have built a team of people who are committed to our vision and goals, who are motivated to help Viterra achieve new levels of success and who are relentlessly focused on creating value.

Given the increasing importance of food ingredients, we expect considerable opportunities to generate additional value for our stakeholders, particularly in the value-added sector. In North America, we intend to expand our service offerings and agri-products retail presence and bring more proprietary products to farmers to reduce their risk. In our processing operations, we will look for acquisitions that enable us to capitalize on core capabilities while addressing the growing demand for healthy food ingredients.

Our ability to achieve this will always be closely linked to our core values and our continued commitment to serving the farmers, destination customers and communities who view Viterra as a trusted business partner.

Creating connections is about building on these relationships. It is about connecting supply and demand and farmers to consumers to build a successful, enduring and prosperous future for our Company.

Mayo Schmidt

MAYO SCHMIDT

President and Chief Executive Officer

SELECT CONSOLIDATED FINANCIAL INFORMATION

(in thousands – except per share amounts)

	Actual 12 Months Ended October 31,	
	2009[1]	2008
Sales and other operating revenues	$ 6,635,572	$ 6,777,566
Gross profit and net revenues from services	$ 849,963	$ 1,026,831
Operating, general and administrative expenses	(526,265)	(494,227)
EBITDA*	323,698	532,604
Amortization	(109,141)	(106,832)
EBIT*	214,557	425,772
Gain (loss) on disposal of assets	(10,314)	1,263
Integration expenses	(10,191)	(14,622)
Net foreign exchange gain on acquisition	24,105	0
Recovery of pension settlement	0	3,356
Financing expenses	(61,163)	(37,785)
Earnings before taxes	156,994	377,984
Provision for corporate taxes		
Current portion	(14,144)	(19,422)
Future portion	(29,723)	(70,280)
Net earnings	$ 113,127	$ 288,282
Earnings per share	$ 0.45	$ 1.31

[1] These results include the operations of Viterra Australia effective September 24, 2009.

* See Non-GAAP Measures in Section 18 of Viterra's Annual Financial Review or online at Viterra.ca

CASH FLOW PROVIDED BY (USED IN) OPERATING ACTIVITIES

(in thousands)

	Actual 12 Months Ended October 31,	
	2009[1]	2008
Net earnings	$ 113,127	$ 288,282
Adjustments for items not involving cash	110,296	167,984
Cash flow provided by operations*	$ 223,423	$ 456,266
Changes in non-cash working capital items	233,940	(172,545)
Cash flow provided by (used in) operating activities	$ 457,363	$ 283,721
Free Cash Flow*		
Cash flow provided by operations*	$ 223,423	$ 456,266
Property, plant and equipment expenditures	(75,283)	(55,583)
Free Cash Flow	$ 148,140	$ 400,683

[1] These results include the operations of Viterra Australia effective September 24, 2009.

* See Non-GAAP Measures in Section 18 of Viterra's Annual Financial Review or online at Viterra.ca

Geographically expand core capabilities, focusing on regions that originate wheat, canola and barley

Establish an integrated marketing and trading group to extend origination pipeline and expand international trading and logistics

Invest in grain handling and agri-products to establish Viterra as the supplier of choice

Invest in value-added businesses to increase contributions from processing

Enhance operational excellence to reduce costs and improve efficiency

Establish Corporate Responsibility framework/ commitment

strategic objectives scorecard

1

- Acquired ABB for $1.4 billion, establishing Viterra as the leading South Australia agri-business
- Completed $450 million subscription receipt offering for ABB acquisition



2

- Opened marketing office in Geneva, Switzerland
- Added trading and chartering expertise to Viterra's portfolio
- Established Indian joint venture to extend pulses and special crops pipeline

24

GLOBAL TRADING EXPERTS

supporting Viterra's international activities and expansion

3

- Introduced 11 private label crop protection products in Western Canada
- Expanded western Canadian equipment sales network
- Invested $37 million to upgrade North American infrastructure
- Acquired eight agri-product retails for a total of 259 locations in Western Canada

45%

WESTERN CANADIAN MARKET SHARE

Six major grains

4

- Acquired a canola crush facility with annual processing capacity of 345,000 tonnes
- Acquired ABB's malting business increasing Viterra's malt processing capacity by 500,000 tonnes

$1.5 billion

VALUE OF ASSETS ACQUIRED IN 2009

5

- Created an integrated global information technology platform
- Centralized oat procurement into Viterra
- Launched Viterra brand corporate-wide

9.5 days

VITERRA'S AVERAGE RAIL CYCLE TIME

versus industry standard of 15 days

6

- Completed comprehensive baseline assessment of Viterra's sustainability practices against global assessment criteria
- Established a Safety, Health and Environment committee of the Board
- Donated $1.2 million to charities and organizations focused on health, wellness and safety


STARS

Viterra Ironman 70.3 Calgary raised funds for the **Shock Trauma Air Rescue Society (STARS)**, a non-profit charitable organization dedicated to airborne intensive care to critically ill or injured patients.

Viterra at-a-glance

In fiscal 2010, Viterra will be reorganized into three distinct business units: Grain Handling and Marketing; Agri-products, which will include Financial Products; and Processing (Food and Feed).


1

GRAIN HANDLING AND MARKETING

As the largest grain handler in Canada and one of the largest grain exporters in South Australia, Viterra's sourced and marketed grain is delivered to customers in more than 50 destination countries. Our industry leading elevator network across Western Canada and port facilities in Vancouver, British Columbia, Prince Rupert and Thunder Bay, Ontario have helped us achieve 45% of Western Canada's market share. With more than 100 elevators in Australia and eight export shipping terminals, we hold a significant share of the Australian grain market.


Shipments
millions of tonnes
2008
14.7
2009
17.0


Segment EBITDA
$ millions
2008
299.3
2009
247.9


2

AGRI-PRODUCTS

Through our retail locations, Viterra provides thousands of farmers with the inputs they require to optimize their crop investment. Products and services include seed, fertilizer, crop protection products, equipment and expert agronomic advice. Our dedicated research and development focuses on new seed varieties tailored to meet the needs of destination customers and farmers.

Viterra's wool operation, an important link in our Company's relationship with farmers in Australia, extends to the states of South Australia, Western Australia and Victoria. Viterra acts as a broker, direct buyer, and exporter in this industry.


Sales
$ millions
2008
1,686.3
2009
1,631.0


EBITDA
$ millions
2008
276.9
2009
122.6

FISCAL 2009 EBITDA BREAKDOWN

(Prior to corporate expenses)
Includes contributions from ABB from September 24 to October 31, 2009



GRAIN 59.5%
AGRI-PRODUCTS 31.7%
PROCESSING 8.8%



3

FOOD PROCESSING

Viterra is involved in oat and canola processing in North America and malt processing in Canada and Australia. As one of the world's largest industrial oat processors, we produce quality oat products for all the major cereal and breakfast bar brands. We are the largest maltster in Australia with 63% of that country's malt production, supplying major brewers in Asia and Australia.



Sales
$ millions
2008 198.3
2009 280.8



EBITDA
$ millions
2008 29.0
2009 23.8



4

FEED PRODUCTS

With custom mills and operations throughout Canada, the U.S. and New Zealand, Viterra provides animal feed products and nutrients to the dairy, beef, poultry, sheep and swine industries. This provides stable, non-seasonal margins, creates end-markets for our grain, and diversifies our customer base.



Sales
$ millions
2008 625.9
2009 660.3



EBITDA
$ millions
2008 (6.1)
2009 12.8



50
100
5
10

FINANCIAL PRODUCTS

To support the purchase of critical crop inputs and feed, Viterra also provides the means for our customers to finance those purchases. Through our growing credit programs and alliance with a major Canadian financial institution, we extend up to $1.5 billion in farmer loans annually. This diversifies our revenue streams and deepens our relationship with our customers.



Gross Profit
$ millions
2008 13.5
2009 15.6



EBITDA
$ millions
2008 8.8
2009 9.6

connecting... the global food story

With growing demand in developing regions, Viterra plays an integral role in moving food ingredients to where they have the greatest value.

The long-term picture of global food demand – and the challenges facing food producers and suppliers – is becoming increasingly clear. We are at a time when international organizations are recommitting their efforts to advance agriculture. Both population and economic growth in developing regions are forecast to outpace those of wealthier regions.

Within the global context, trade flows of agricultural commodities are about to shift. According to the FAO of the United Nations, the world's population is expected to grow by approximately 40% over the next four decades, with the vast majority of that growth occurring in Asia and Africa. In fact, 80% of the world's population is expected to be found on these two continents.

Asia, Africa and the Middle East will experience significant economic growth, with current projections targeting annual growth of up to 5% in many countries. With more money, their people are expected to spend more on nutritious food.

With consumption in these regions doubling over the next 40 years, increased production of cereal crops and meat will be required.

At the same time, the average amount of arable land per person is expected to decline from approximately 0.23 hectares per person in 2002 to 0.19 per person by 2025. In addition to feeding more people, we must find ways to improve the productivity of the land used to grow commodities. It will require education and investment in developing nations. It will require new technologies, appropriate fertilizer application rates and improved infrastructures to ensure our commodities reach their markets.

Growth on this scale will reshape crop production and distribution, with increased competition for high-quality, nutritious food ingredients.

This creates a new global challenge: moving food ingredients from areas of high production to areas of need.

THE SHIFT IN GLOBAL GRAIN TRADE

The anticipated increase in demand for grains and oilseeds in Asia and Africa is expected to have an equally significant impact on countries that export food ingredients.

According to the FAPRI, world trade in wheat, barley and canola is expected to increase by 14% over the next 10 years. This includes a 14% increase in wheat trade, a 21% increase in canola and a 6% increase in barley.

There are new opportunities for Australia and eastern Europe, which benefit from their proximity to rapidly expanding markets. Australia's infrastructure and productivity is more advanced than eastern Europe, particularly the Black Sea region. However, there is room for significant yield enhancements with the introduction of new seed technologies and increases in crop input application rates.


Russia
Belarus
Ukraine
Moldova
Kazakhstan
Romania
Kyrgyzstan
Bulgaria
Black Sea
Georgia
Uzbekistan
Greece
Turkey
Turkmenistan
Armenia
Azerbaijan
Tajikistan

COMMONWEALTH OF INDEPENDENT STATES (CIS)

CHANGE IN GLOBAL INTRA-REGIONAL TRADE FLOWS, 2009 TO 2019

Wheat, Barley and Canola (000s)

This map indicates the change in net trade flows between 2009 to 2019 in world regions for Viterra's core commodities – wheat, barley and canola.

In 2019, a total net trade increase of 17 MMT is expected from the current level of 123 MMT. Increased demand from Asia and Africa will be satisfied by eastern Europe, the European Union ("EU") and Australia.

SOURCE: FAPRI 2009 U.S. and World Agricultural Outlook


NORTH AMERICA 213 MT
EU 3,319 MT
EASTERN EUROPE/CIS 7,644 MT
ASIA (7,290 MT)
AFRICA AND MIDDLE EAST (10,330 MT)
LATIN AMERICA 2,910 MT
NET EXPORTER
NET IMPORTER
Change in R.O.W.* IMPORTS (2,230 MT)
AUSTRALIA 5,766 MT
*R.O.W. - Rest of World

In the Commonwealth of Independent States ("CIS"), there are vast tracts of land out of production. The balance of land, as well as the agricultural marketplace, is operating well below its capacity.

The Black Sea region holds more potential for the production of grains and oilseeds than anywhere else on the planet. Despite political uncertainty, this region simply cannot be ignored.

As an example, growth in wheat yields from 1.5 to 2.2 tonnes per hectare in Russia, Ukraine and other CIS countries from 2000 to 2019 represents a 43% increase; whereas growth in western Europe from 5.0 to 5.8 tonnes per hectare is only a 16% increase. As a result, wheat production from these nations is forecast to grow from about 65 million tonnes in the year 2000 to 114 million tonnes by 2019. Barley production is forecast to grow from 21 million tonnes to 35 million tonnes over the same period, and canola production is expected to grow from 350,000 tonnes to 5.7 million tonnes by 2019.

By increasing production, largely through capital investment in infrastructure and improved agricultural practices, these regions are in the best position to capitalize in the years ahead.

REACHING PEOPLE

While many agriculture companies are focused on corn, which is largely used as feed for animal production, Viterra is uniquely positioned as a global leader in food ingredients for human consumption, specializing in wheat, barley, canola, oats and peas, to name a few.

Viterra is strategically located in the world's top grain exporting countries, a significant competitive advantage that allows us access to the origination needed by global food companies.

Viterra can ship up to 24 million tonnes annually from Australia and Canada, providing a secure supply to food processors who rely on ingredients.

OPEN FOR BUSINESS – IN MANY LANGUAGES

A global company needs to reflect its global customer base, which is why Viterra has aggressively established a market presence in the areas we intend to do business.

Our success in attracting and retaining customers around the world depends on our ability to build relationships with people who understand the unique advantages of doing business with Viterra.



Fanta Bernath Mace, Operations Manager, Geneva, Switzerland.

Joining Viterra in 2009, Fanta's years of global commodity trading experience deepens the connections to our customers. Speaking six languages, she represents Viterra's growing multilingual diversity.

connecting... to the world


Singapore

Around the world, around the clock: Viterra's strategic expansion has created a platform to capitalize on growth in global food demand.

We connect farmers and destination customers of grains, oilseeds and other food ingredient commodities through origination, processing, marketing and logistics capabilities and services.

Our growing presence in North America, Australia and New Zealand is complemented by our position in the world's key trading hubs.

Our International Grain Group has extended our ability to manage global trade flows of food ingredients, as well as global freight activities and arbitrage opportunities, while managing price risk.



Don Chapman, Senior Vice-President, International Grain; **Christian Joerg**, Vice-President and Managing Director, Europe; **Eiichi Satoh**, President, Viterra Japan; and **Stephen Yu**, Vice-President and Managing Director, Asia.

The network developed by the International Grain Group has them in communication with destination customers daily. The knowledge Viterra gains is relayed back to our origination markets, where teams work to source the quality agricultural ingredients required to position the right products at the right time.

Through our integrated network, we have increased our ability to capture greater margins from each tonne of grain grown, and we have strategically located Viterra in regions where new origination markets can be tapped and value-added opportunities explored. Viterra has established Singapore as its regional marketing hub in Asia to support and extract additional value from its acquisition of ABB. The Company's trading leads for wheat and pulses are located there. In addition to securing new sales for these important ingredients, they are responsible for developing trading opportunities for oils and proteins, as well as freight logistics.

Our presence in China offers greater opportunities to import, trade and distribute food ingredients throughout the country, while our 60% owned joint venture in India provides a centre for marketing and distribution.

Management of our key Japanese accounts occurs from Tokyo, where marketers deal with all commodities. Established in 1975, Viterra's office leverages our long-standing connections in this region, matching needs to our origination capabilities in North America and Australia.

In November, we opened our trading office in Geneva, Switzerland, gaining an important foothold in the heart of the world grain trade. The Geneva team is responsible for all of the trade in central and eastern Europe, as well as in the Middle East, Africa and the Black Sea region.

Global canola accounts, freight risk management, feed grains and the protein trade for Japan, Latin America and South America are managed from Vancouver, British Columbia, our North American gateway to world markets.

Viterra has established a global multilingual team of experts in key agricultural markets around the world, who are connecting our operations to the growing demand for quality food ingredients, expanding Viterra's integrated pipeline and enhancing our value proposition for all stakeholders.

As one family sits down for dinner in Canada, another is waking for breakfast in Japan.

All day, every day – demand for healthy, nutritious food ingredients continues somewhere in the world.

That is the nature of the global food industry and the nature of Viterra.


3PM
6PM
MIDNIGHT
8AM
9:30AM


South Australia

Viterra opened its new state-of-the-art deep-sea grain terminal at South Australia's Outer Harbor in the fall of 2009.

The new facility, which is capable of loading Panamax-size vessels, will significantly boost South Australia's competitiveness in exporting premium grain to the world.

In the past, the grain industry in South Australia lacked a terminal capable of fully loading these large-sized vessels. The opening of our deep-sea port ensures Australia maintains its competitive shipping advantage to the Middle East and Asia.

Viterra's site, which is expected to become the preferred grain export facility for all grain on the eastern side of St. Vincent's Gulf, will provide cost and time efficiencies to all industry participants.

Outer Harbor features include:

- 10 steel storage bins, with a total capacity of 65,000 tonnes.
- A 3.5 kilometre rail loop encircling the storage bins allows for continuous unloading of trains. Trains can be unloaded at a rate of 2,400 tonnes per hour.
- The site can simultaneously receive grain by truck and train, with the unloading rate for trucks at 800 tonnes per hour.
- Grain takes just five minutes to be conveyed from the site's storage to the ship's hold at the wharf, approximately one kilometre away.

Securing the future of South Australia's grain industry, the opening of Viterra's Outer Harbor was celebrated in January 2010.



Producer

TO

Destination Customer

connecting... with our customers

Viterra is creating a secure supply chain between farmers and destination customers, capturing the value that comes from providing safe, nutritious food ingredients.

Barilla's Bucatini all'Amatriciana

The pasta is made from Viterra's AC Navigator Durum

This is a fast simple country recipe. It is one of the most famous in the Italian cuisine. It comes from Amatrice, a small village in the area of Rieti in the Lazio region.

350 g	Bucatini Barilla
600 g	Fresh tomatoes, peeled and chopped
100 g	Bacon, cut thinly
1	Small onion
30 g	Pecorino cheese
6T	Extra virgin olive oil
	Red hot pepper
	Salt and pepper to taste

1. In a pan fry the chopped onion, bacon cut into thin strips, and then the hot pepper. Aside dip the tomatoes in boiling water, then peel them removing seeds and then cut them into small chunks.
2. When the onion and bacon are brown, add tomatoes. Then season with the salt and pepper. Stir. Add a couple of tablespoons of water if the sauce is too thick.
3. Cook Bucatini Barilla in plenty of salted water. Drain al dente. Mix together with sauce. Sprinkle with grated Romano cheese before serving.

The foods that line the shelves of your local grocery store or the tables of an open-air market no longer reflect the simple processing of raw commodities.

For many food processors, the art of cooking begins with the right seed varieties and crop development practices.

Our relationships with farmers are an integral part of Viterra's value equation, reflecting our ability to deliver nutritional ingredients that meet the exact specifications requested by destination customers.

Take, for example, the path that exists between a farmer's vibrant green durum crop in Western Canada and an Italian pasta maker – a path that is shaped by Viterra.

GROWING THE RIGHT INGREDIENTS

As consumers become increasingly aware of the quality and nutritional value in the foods they choose, these attributes provide a significant point of differentiation for farmers, destination customers and Viterra.

Viterra's strength in research and development, and its connection to food processors around the world, places it in a unique position in the value chain. For example, over 10 years ago, Viterra recognized that the market was looking for a durum wheat with better gluten strength. Viterra worked with Agriculture and Agri-Food Canada in the research and development of AC Navigator, a high-yielding, identity preserved ("IP") durum seed variety.

During fiscal 2009, Viterra contracted farmers to grow about 430,000 acres of AC Navigator. Along with receiving contracting premiums for the acres of AC Navigator that are grown, this seed variety gives Viterra's farm customers access to unique international marketing opportunities.

Barilla, one of Viterra's premium Italian pasta-processing customers, relies on AC Navigator as a main ingredient in its semolina pasta varieties. Barilla has developed a reputation for quality-finished pasta products that meet its customers' discerning standards for taste and nutritional value.

For Viterra, because it has exclusive marketing rights on this variety, all AC Navigator must be delivered to and shipped from one of its facilities. It is a strategy that generates margins at each touch point in the value chain.

DELIVERING QUALITY

The special connection between farmers and destination customers goes beyond seed technology. Viterra works with farmers to optimize yields and, through our IP programs, handles their raw commodity and segregates it through the system so that Barilla receives only the ingredients that are suitable for its pasta-making operations.

Viterra maintains certification to internationally recognized standards for quality and food safety in its grain handling operations in both North America and Australia. These standards include ISO 9001, a Quality Management System that focuses on product quality, consistency, continual improvement and meeting our destination customers' requirements. ISO 22000, a Hazard Analysis Critical Control Points ("HACCP") based food safety management system, is designed to protect the food supply from biological, chemical and physical hazards through controls such as Good Operating Practices and Critical Control Points.

These standards allow Viterra to analyze critical control points throughout the processing and shipping cycles, and establish limits, preventive measures and monitoring systems to ensure the integrity of the processes and products. As a result, farmers can be assured that the integrity of their crop quality is maintained and the value of their premium crop is protected. Destination customers like Barilla have the confidence they are consistently sourcing ingredients through a trusted supplier – a key connection required to build consumer loyalty.



Viterra's quality management and food safety systems follow the highest standards. Marla Orcherton, Grain Inspector III, Quality Control Lab, assesses a sample of grain in Regina, Saskatchewan.



Viterra's durum varieties provide farmers with excellent yield potential and access to unique market opportunities.

Research TO Results

connecting... the links in our value chain

Viterra's integrated value chain strengthens our connections to farmers and destination customers, presenting opportunities to generate returns at every stage.

Farmers and food processors look to Viterra to do more than market raw commodities. We are active throughout the food production process, from developing innovative seed technologies to financing farm input purchases and processing finished food ingredients.

By connecting with our customers across this value chain, we identify areas where we can create and capture more value – through the sale of proprietary farm inputs, blending and marketing of grains and oilseeds, and processing of primary commodities into quality-specific feed and food products.

With this comes the additional benefit derived from our relationships with farmers, who depend on Viterra to identify the best markets for their production, and from destination customers, who gain a secure supply to support their businesses.

OFFERING SOLUTIONS THROUGH THE PRODUCTION CYCLE

The broad reach of our agri-products business allows us to build relationships with farmers at each stage of their crop planning and production cycle.

Viterra operates 259 retail locations throughout Western Canada and six in Australia, selling our seed, crop protection products, fertilizers, equipment, and providing agronomic services and financing. We are exploring new opportunities to expand these services in Australia.

We recently introduced our proprietary seed variety, *Brassica juncea* canola, which is sold under the trademark XCEED™ in Canada and was launched last year in Australia. This product was developed to increase production in hotter and drier non-traditional canola production areas. We expect to similarly benefit in Canada from the substantial investment that the Australian operation has made in the development of barley and malt barley varieties.

More than 50% of the seeds we sell in Canada are proprietary varieties that earn higher margins than public varieties.



RESEARCH AND DEVELOPMENT



FINANCIAL PRODUCTS



AGRI-PRODUCTS



GRAIN HANDLING

Volume and efficiency are critical to Viterra's profit profile in grain handling and marketing.

Viterra is a leading supplier of oats used in breakfast cereals and healthy snacks.



FOOD PROCESSING

CONNECTING FARMGATE TO CONSUMER

Grain handling and marketing remain fundamental components of our value chain, as we earn revenues from farmgate to delivery to destination customers in domestic and foreign markets.

In Canada and Australia, we operate:

- 190 grain handling facilities
- 13 dedicated port facilities
- 11.4 million tonnes of storage capacity



FEED PRODUCTS



LOGISTICS



MARKETING/MERCHANDISING

Viterra's marketing and logistics expertise allows us to generate additional margins, while maximizing efficiencies.

CONNECTING FARMERS TO DESTINATION CUSTOMERS

The commodities purchased from farmers are cleaned, blended and stored by Viterra. Each process adds value for our stakeholders. Merchandisers trade producers' commodities into domestic and international markets, matching supply with demand. Our merchandising teams work closely with those who manage our logistical requirements through trucking, rail, vessel and intermodal freight.

CREATING NUTRITIOUS FEED FOR ANIMALS

In Canada, the United States and New Zealand, we manufacture, sell and distribute feed products, nutritional supplements and commodity ingredients to livestock producers.

Viterra has:

- 15 feed mills in North America and Australia
- Construction of an additional mill in South Auckland, New Zealand with a total capacity of 180,000 tonnes

ADDING VALUE TO FOOD INGREDIENTS

Adding value to raw commodities – either at the point of production or near the point of delivery – allows Viterra to deliver the ingredients used by brand-name food manufacturers.

Viterra has:

- 21% of North American oat milling capacity
- 36% of industrial ingredient supply market
- Processing capabilities in canola and barley
- Viterra is now Australia's largest malt processor, with 500,000 metric tonnes capacity in eight plants

Core Values TO Continuing Success

connecting... behaviour and performance

Viterra's core values shape our approach to working with customers, communities, employees and investors, allowing us to build relationships for long-term growth.

In fulfilling Viterra's business mandate to supply nutritious food ingredients around the world, we recognize that our long-term success is tied to our ability to have a positive impact on the lives of our customers, employees and people in the communities where we operate.

This requires a balanced approach to our financial, social and environmental responsibilities – three pillars that support our success today and our potential for the future. We strive to continuously improve our performance in each of these areas, knowing that strong performance in all is essential to creating a stable platform for growth.

At the heart of this are Viterra's corporate values:

- Integrity
- Trust
- Respect
- High Performance

By shaping our corporate culture and decision-making processes around these values, we generate further investment, deeper trust and, ultimately, stronger financial results that enable us to deliver even more to our stakeholders.

A PLATFORM FOR SUSTAINABLE GROWTH

Setting the Bar on Social Responsibility

Viterra recognizes its growing role in helping to address key societal issues such as global food security and potential impacts from climate change. These are far-reaching issues that require clear goals, strategies, and action plans.

While operating in a socially responsible manner has always been a part of Viterra's culture, in 2009 we embarked on a formalized process to assess our sustainability practices in North America, beginning with the establishment of a full-time management position dedicated to a long-term strategy in this area.

To ensure we focus our energies on the most important areas, we have reviewed sustainability-related impacts, initiatives and investments, and initiated discussions with stakeholders. That has helped to identify key drivers and issues to be addressed and forms the basis for long-term strategies related to sustainability. We are building on this by assessing the contributions and impacts of our Australian operations.

With a clear picture of the challenges and opportunities before us, we are developing a comprehensive framework to further embed sustainability within our growing global business.

This will include establishing standards within our operational model to ensure we are acting in a manner that considers our influence on social and environmental issues.

We intend to share our progress on this process with our stakeholders on an ongoing basis.

Seed technologies bring new potential to sustainable agriculture. Our XCEED canola, developed by Canadian researchers, is designed to grow in hot, dry growing conditions improving yields and reducing weather-related risks.





In 2010, we intend to introduce a new flax seed, Nulin, that can deliver increased amounts of omega-3 oils, dietary fibre and protein while reducing saturated fat.

THE MODERN VIEW OF AGRICULTURE

A sustainable approach to agriculture is fundamental to maintaining a healthy, productive and peaceful global society. Accordingly, Viterra's perspective on agriculture extends beyond any single growing season and recognizes the long-term need to maintain and increase production of healthy food ingredients.

To achieve this, we work with farm customers to encourage the adoption of sustainable, high-yield agricultural practices. This involves every stage of Viterra's value chain, from research and development to seed technologies, animal feed products and food processing.

With more than 225 agronomists and certified crop advisors in Western Canada, we work with farmers to assess soil fertility, identify ways to maximize yields, and stay abreast of farming best practices and innovations to minimize impacts on their land. Similar programs are being explored in Australia and New Zealand, allowing us to share information that can improve agricultural production on a global basis.

PUTTING FOOD SAFETY FIRST

Food safety and quality are increasingly important issues to global customers. Viterra has established extensive quality management systems to ensure our products meet all applicable standards.

Viterra works with partners and customers across our supply chain – as well as scientists and government experts – to evaluate and improve upon practices that impact food safety or quality.

WORKING WITH STAKEHOLDERS

In 2009, we were actively engaged on multiple levels with stakeholders, including shareholders, employees, communities, customers, suppliers and other key stakeholders.

Through this process, we have identified a number of key expectations of our performance:
- To be trustworthy and to operate responsibly, and in accordance with all applicable laws
- To be profitable and successful over the long term
- To provide high-quality products and exceptional service
- To be proud stewards of our shared natural environment
- To provide fair compensation, meaningful career opportunities, and a safe and respectful work environment


VITERRA

Viterra launched its brand to more than 5,000 employees in 2009.



Malt processing in Australia

Optimizing water usage is of particular importance in Australia, where supplies are under pressure and recent drought has created additional challenges for farmers. To minimize the impact of our operations, Viterra has become involved with several water conservation projects and continues our support of activities initiated by ABB.

At Viterra's Australian malt operations, water use is being reduced by installing water recycling plants and developing efficiency plans.

Longer term, we are supporting scientific research that could lead to new malting processes designed to use less water. One of these projects is exploring new barley varieties and industrial malting systems that could lead to malt with only one steep (soaking) process. That could reduce water usage by as much as 40%.



Doug Berry of Cypress River, Manitoba (r.) discusses his XCEED canola crop with Viterra's Kent Klimpke, Regional Manager, Manitoba (l.).

ADDRESSING THE CLIMATE CHANGE CHALLENGE

Climate change and climate change regulations are important to agriculture. Issues related to greenhouse gas emissions and water usage could influence farm practices and productivity. Viterra is actively developing a global approach to preparing for any potential impacts on our business as one step in protecting food production capability into the future.

As an example, Viterra is pursuing opportunities to reduce energy use and greenhouse gas emissions at its facilities. This includes installation of a new kiln at Port Adelaide in Australia, several new grain dryers in Canada's Prairie provinces, as well as assessments of all the Australian malt plants to identify energy savings and, in turn, minimize greenhouse gas emissions.

AGRICULTURE MEETS ENVIRONMENT

Environmental responsibility is at the heart of sustainable food production, which is why Viterra has aggressively pursued a program designed to encourage no-till agriculture and reduce greenhouse gas emissions.

No-till (or reduced-till) farming helps retain moisture in the soil, reduce erosion, and sequester carbon within soils. Through our Carbon Credit program, we educate farmers on best agricultural practices and provide an avenue for them to monetize their efforts.

Viterra has purchased 500,000 Carbon Credit offsets from our farmers, representing the equivalent of 500,000 metric tonnes of carbon dioxide captured in the soil and not released into the atmosphere.

This initiative provides an incentive for farmers to get involved in solutions related to climate change and to share in Viterra's commitment to environmentally responsible and sustainable agriculture.

TAKING A LEADERSHIP ROLE

Viterra supports the education of farm customers in Canada to help them maximize the value of their operations, while protecting their land and minimizing the impact on the environment. In the past fiscal year, Viterra has contributed in excess of $1.8 million for this initiative.

We have committed an additional $1 million in funding to support grower training in Australia, drawing upon our experience in Canada and building on our combined research and development expertise. We envision a program that builds on industry-wide education, training and sustainability practices to encourage best practices in agriculture and that supports a continuous knowledge transfer between our two countries.

BUILDING A CULTURE OF SUCCESS

Viterra's ability to achieve key goals and targets is directly tied to our ability to attract, retain and reward our employees – the people responsible for our success.

In 2009, Viterra launched the program, Your Total Rewards, a comprehensive package that includes an equitable approach to base compensation, a performance-based incentive program, a benefit and pension plan, and an employee share purchase plan to promote a stronger sense of ownership in Viterra's success.

In addition, we have adopted the same approach to nutrition inside Viterra that we encourage with customers around the world. By subsidizing fitness and health programs, and keeping free oatmeal and fruit available throughout our organization, we encourage our people to remain healthy and productive.

ACHIEVING RECORD SAFETY PERFORMANCE

Just like farmers pursue record harvests, Viterra has put a priority on safety performance which protects our employees, serves customers and establishes strong relationships with our communities.

Guided by the Environment, Health and Safety policy adopted by the Company's Board of Directors, our people vigorously pursue best practices, and improved performance and results are reported in real time. This has been built into our Company's operating systems through mechanisms that include formal training, ongoing on-site assessments and monthly facility meetings. In 2009, we achieved our best-ever results for injury prevention, reflecting the strong commitment of our employees and contractors.

We use a similar approach to safeguarding communities, bringing industry-leading best practices to our management of fertilizers and other agricultural products. For example, we have worked collaboratively with the Canadian Fertilizer Institute ("CFI") on its Anhydrous Ammonia Code of Practice for Storage, Handling and Distribution. More of our facilities have completed the CFI National Code of Practice Audit than any other company. Viterra also has more than 80 specially trained personnel and 16 equipment depots strategically located across Western Canada ready to respond to railcar, highway or field incidents involving fertilizers or farm chemicals.

96%

safety index measurement versus target of 90%

SHARING OUR COMMITMENTS WITH COMMUNITIES

At the heart of our business is the desire to improve people's quality of life with food ingredients. We back this up in communities by supporting events and activities that encourage healthy lifestyles or agricultural development in the areas in which we work and live.

In total, we provided $1.2 million in North America and Australia in support of our communities. We are always focused on identifying areas that are important to our stakeholders and that are consistent with the goals and values of our Company.

As an example, we partnered with the Canadian Paralympic Committee to launch the Power of the Prairies program in Western Canada. As part of the initiative, Paralympic athletes visit schools to educate youth about the importance of nutrition and physical activity. This provides a forum for discussion of the connection of proper nutrition and healthy lifestyles, while emphasizing the role Viterra plays in providing quality ingredients to produce the foods that nourish people across Canada and around the world.

In Australia, we have a Community Fund, which offers financial grants for community projects in the towns where Viterra conducts its business. These small communities are often missed in major funding projects. Therefore, the funding they receive from Viterra makes a big difference.

Additionally, Viterra donated $83,000 AUD to the Royal Flying Doctor Service of Australia, a comprehensive aero medical organization that delivers extensive primary health care and 24-hour emergency service to those who live, work and travel throughout Australia, particularly in remote and regional areas.


Canadian
Foodgrains
Bank

In 2009, Viterra donated $50,000 of proprietary seed and crop protection products to the Canadian Foodgrains Bank.


VITERRA
Teck

Eight-time Paralympian, para-nordic skier Colette Bourgonje joined Mayo Schmidt to launch Viterra's "Power of the Prairies", a nutrition and wellness education initiative targeting youth.



Royal Flying Doctor Service evacuate a patient in South Australia.

Viterra's
Board of Directors

Dallas Howe
Director
2, 3

Kevin Osborn
Director
1, 4

Max Venning
Director
2

Vic Bruce
Director
1, 4

Larry Ruud
Director
1, 4

Bonnie DuPont
Director
2, 4

Paul Daniel
Director
1

Herb Pinder Jr.
Observer

Thomas Chambers
Director
1, 2

Tim Hearn
Director
2, 3

Harold Milavsky
Retiring Director
3, 4



Mayo Schmidt
President and
Chief Executive Officer

Thomas Birks
Chairman
3

Perry Gunner
Deputy Chairman
3

Our Company has embraced the mantle of leadership in our operating philosophies, policies and governance practices. In addition to pursuing global growth and financial returns for our investors, we continue to be a responsible and caring employer and an active corporate citizen. The Board explicitly acknowledges its role as stewards of the Corporation and seeks to add value by working with management to build a successful, enduring enterprise.

Board Committees

AUDIT **1**

HUMAN RESOURCES AND COMPENSATION **2**

NOMINATING / CORPORATE GOVERNANCE **3**

SAFETY, HEALTH AND ENVIRONMENT **4**

Officers of Viterra

Viterra's management team has positioned Viterra as a leader, shaping the future of agriculture, and expanding our Company's reach and influence around the world.



Mayo Schmidt
President and
Chief Executive Officer



Fran Malecha
Chief Operating Officer



Rex McLennan
Chief Financial Officer



Karl Gerrand
Senior Vice-President
Food Processing



Andrew Muirhead
Senior Vice-President
Corporate Development



Rob Gordon
President, Southeast Asia and
Senior Vice-President



Doug Wonnacott
Senior Vice-President
Agri-products



Robert Miller
Senior Vice-President
North American Grain



Don Chapman
Senior Vice-President
International Grain



William Mooney
Senior Vice-President
Feed Products



George Prosk
Senior Vice-President
Financial Products



Ray Dean
Senior Vice-President and
General Counsel/
Corporate Secretary



Steven Berger
Senior Vice-President
Human Resources
and Transformation



Colleen Vancha
Senior Vice-President
Investor Relations and
Corporate Affairs



Mike Brooks
Chief Information Officer and
Vice-President
Information Technology



Grant Theaker
Vice-President and Treasurer



Ron Cameron
Vice-President and
Group Controller



Essential ingredients. Global success.

CORPORATE OFFICES

Calgary, Alberta
Bow Valley Square 2
3400 – 205 5th Avenue SW
Calgary, Alberta
Canada T2P 2V7
Telephone: 1-403-440-1119
Fax: 1-403-718-3829

Regina, Saskatchewan
2625 Victoria Avenue
Regina, Saskatchewan
Canada S4T 7T9
Telephone: 1-306-569-4411
Toll-Free: 1-866-569-4411
Fax: 1-306-569-4708

Winnipeg, Manitoba
CanWest Global Place
201 Portage Avenue
P.O. Box 6600
Winnipeg, Manitoba
Canada R3C 3A7
Telephone: 1-204-944-5411
Fax: 1-403-944-5454

Adelaide, Australia
124 – 130 South Terrace
Adelaide, South Australia
Australia 5000
Telephone: 011 61 8 8211 7199
Fax: 011 61 8 8231 1249

NOTICE OF ANNUAL AND SPECIAL MEETING

OF HOLDERS OF COMMON SHARES

OF VITERRA INC.

TO BE HELD ON MARCH 10, 2010

AND

MANAGEMENT INFORMATION CIRCULAR


VITERRA™

DATED FEBRUARY 1, 2010

TABLE OF CONTENTS

VOTING RIGHTS AND SOLICITATION OF PROXIES	4
VOTING INSTRUCTIONS FROM CDI HOLDERS	5
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	6
APPOINTMENT OF AUDITORS	21
COMPENSATION DISCUSSION AND ANALYSIS	21
COMPENSATION OF DIRECTORS	51
CORPORATE GOVERNANCE	52
ADDITIONAL INFORMATION	56
BOARD OF DIRECTORS APPROVAL	56
APPENDICES	
A – BOARD OF DIRECTORS – MANDATE	57
B – NOMINATING/CORPORATE GOVERNANCE COMMITTEE MANDATE	61
C – HUMAN RESOURCE & COMPENSATION COMMITTEE – TERMS OF REFERENCE	64
D – AUDIT COMMITTEE CHARTER	65
E – SHAREHOLDER PROPOSAL	71

VITERRA INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF THE HOLDERS OF COMMON SHARES

TO BE HELD ON MARCH 10, 2010

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the holders of the common shares (the **"Common Shares"**) of Viterra Inc. (the **"Company"**) will be held at **The Sheraton Suites Calgary Eau Claire**, 255 Barclay Parade S.W., Calgary, Alberta on March 10, 2010 at 2:00 p.m. (Calgary time) for the following purposes:

1. to receive the Annual Report and the Consolidated Financial Statements of the Company for the year ended October 31, 2009, together with the report of the auditors thereon;
2. to elect Directors;
3. to appoint auditors;
4. to consider the Shareholder proposal set out in Appendix E of the accompanying Management Information Circular; and
4. to consider such other business as may properly come before the Meeting.

The Board of Directors of the Company has fixed **January 28, 2010** as the record date to determine which Shareholders are entitled to receive notice of and to vote at the Meeting. The accompanying Management Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Please exercise your right to vote by ensuring that a proxy, in the enclosed form, is submitted for that purpose on your behalf. If your Common Shares are not held in your name and you wish to attend the Meeting in person, please refer to the information in the accompanying Management Information Circular under the title "Non-Registered Shareholders". If you are a CHESS Depositary Interest **("CDI")** holder please refer to the "Voting instructions for CDI Holders",. Unless otherwise extended by the Company, proxies must be received by the Company's agent, Computershare Investor Services Inc., by no later than 4:00 p.m. (Toronto time) on March 8, 2010 or, if the Meeting is adjourned, 4:00 p.m. (Toronto time) on the day prior to any adjourned meeting (excluding Saturdays, Sundays, and holidays). The address to which proxies should be submitted is Computershare Investor Services Inc., 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1.

DATED at Regina, Saskatchewan, this 1st day of February 2010.

By Order of the Board of Directors

(signed) Raymond J. Dean
Senior Vice-President and General
Counsel/Corporate Secretary

VOTING RIGHTS AND SOLICITATION OF PROXIES

Record Date for Meeting

Only holders (the **"Shareholders"**) of common shares (the **"Common Shares"**) of Viterra Inc. (the **"Company" or "Viterra"**) of record on **January 28, 2010** (the **"Record Date"**) are entitled to vote at the annual and special meeting to be held March 10, 2010 (the **"Meeting"**), or any adjournment or adjournments thereof unless, after the Record Date, a holder of record transfers Common Shares, and the transferee upon producing a properly endorsed certificate or certificates evidencing such Common Shares or otherwise establishing ownership of such Common Shares requests, not later than 10 days before the Meeting, that the transferee's name be included in the applicable list of Shareholders entitled to vote, in which case such transferee shall be entitled to vote such Common Shares at the Meeting.

Persons Making the Solicitation

This solicitation is made on behalf of the management of the Company. The costs incurred in the preparation and mailing of the accompanying Form of Proxy (the **"Form of Proxy"/"Proxy"**), Notice of Annual and Special Meeting (the **"Notice of Meeting"**) and this Management Information Circular (the **"Circular"**) will be borne by the Company.

Appointment and Revocation of Proxies

A SHAREHOLDER SUBMITTING A PROXY HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT SUCH SHAREHOLDER AT THE MEETING OTHER THAN THE PERSON OR PERSONS DESIGNATED IN THE FORM OF PROXY FURNISHED BY THE COMPANY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER SHOULD INSERT THE NAME OF THE DESIRED REPRESENTATIVE IN THE BLANK SPACE PROVIDED IN THE APPLICABLE FORM OF PROXY AND STRIKE OUT THE OTHER NAMES, OR SUBMIT ANOTHER APPROPRIATE FORM OF PROXY.

In order to be effective, each proxy must be completed as outlined therein and delivered to the attention of Computershare Investor Services Inc., 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1 by 4:00 p.m., EST, on March 8, 2010.

The registered Shareholders electing to submit a proxy by mail must complete, date and sign the Form of Proxy. It must be returned to Computershare Investor Services Inc. in the postage pre-paid return envelope provided. The registered Shareholders electing to submit a proxy by telephone or Internet should follow the instructions set forth on the Form of Proxy.

A Shareholder who has submitted a proxy may revoke it by an instrument in writing executed by the Shareholder or his or her attorney authorized in writing, or, if the Shareholder is a corporation, executed by a duly authorized director, officer or attorney thereof and deposited with Computershare Investor Services Inc. at the address described above, or the Company, Attention: Corporate Secretary, at any time prior to 4:00 p.m., EST, on March 8, 2010.

Exercise of Discretion by Proxy holders

All Common Shares represented at the Meeting by properly executed proxies will be voted and, where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. **IN THE ABSENCE OF SUCH SPECIFICATION, THE COMMON SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS SET FORTH HEREIN.** The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

At the time of printing this Circular, management of the Company knows of no such amendment, variation or other matter.

Non-Registered Shareholders

The information set forth in this section is of importance to Shareholders who do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of the Common Shares can be recognized and acted upon at the Meeting.

Only registered holders of the Common Shares, or the persons they appoint as their proxies, are permitted to vote at the Meeting. Non-Registered Shareholders (defined below) holding Common Shares are permitted solely to attend but not to vote at the Meeting, unless appointed as a proxy holder.

In many cases, Common Shares beneficially owned by a holder (a **"Non-Registered Shareholder"**) are registered in the name of an intermediary (an **"Intermediary"/"Intermediaries"**) that the Non-Registered Shareholder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Form of Proxy (collectively, the **"meeting materials"**) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.

The Company has retained Computershare Investor Services Inc. **("Computershare")** and Broadridge Financial Solutions, Inc. **("Broadridge")** to forward the meeting materials to Non-Registered Shareholders who have not waived the right to receive meeting materials. Computershare or Broadridge will provide such Non-Registered Shareholder with a voting instruction form, which must be completed and signed by the Non-Registered Shareholder in accordance with the directions on the voting instruction form (which the Company understands will permit the completion of the voting instruction form by telephone, facsimile, Internet vote, email or regular mail).

The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Please note that Non-Registered Shareholders beneficially owning Common Shares are permitted to attend the Meeting. **Should a Non-Registered Shareholder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should advise Computershare or Broadridge, as applicable, in accordance with the instructions set out on the voting instruction form.**

Non-Registered Shareholders should carefully follow the instructions of their Intermediaries, Computershare or Broadridge, including any instructions as to the time within which Non-Registered Shareholders will be required to return voting instruction forms to the Intermediaries, Computershare or Broadridge, as applicable.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary, Computershare or Broadridge, as applicable, at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive meeting materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING INSTRUCTIONS FROM CDI HOLDERS

The Common Shares trade on the Australian Stock Exchange ("ASX") in the form of CHESS Depositary Interests ("CDIs"). CDIs are exchangeable, at the option of the holder, into Common Shares, at the rate of one CDI per one Common Share. A holder of CDIs has a right to instruct CHESS Depositary Nominees Pty Ltd. ("CDN"), the registered holder of the Common Shares evidenced by the CDIs, on how it should vote such holder's beneficial interest in Common Shares with respect to the matters to be dealt with at the Meeting.

Holders of CDIs will receive the meeting materials and a voting instruction form ("VIF") from Computershare Investor Services Pty Limited. In order for the holder of CDIs to provide voting instructions to CDN, the holder must complete and sign the VIF and return it to Computershare Investor Services Pty Limited in accordance with the instructions provided.

A CDI holder can provide voting instructions by Internet at www.investorvote.com.au. Voting is available 24 hours a day through 5:00 pm (Australian Eastern Time) on March 4, 2010. If a CDI holder provides voting instructions by Internet, the holder does not need to return the VIF to Computershare Investor Services Pty Limited.

If a CDI holder wishes to submit voting instructions by mail or facsimile, the holder should complete, sign and return the VIF to Computershare Investor Services Pty Limited by 5:00 pm (Australian Eastern Time) on March 4, 2010. A CDI holder may change prior voting instructions by submitting a later-dated VIF by 5:00 pm (Australian Eastern Time) on March 4, 2010.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of January 22, 2010, there were 371,596,508 Common Shares outstanding, each share carrying the right to one vote. The Directors have fixed the close of business on January 28, 2010 as the Record Date for the Meeting. Only Shareholders who are on record at the close of business on that date are entitled to receive notice and to attend and to vote at the Meeting.

A simple majority of votes cast, by person or proxy, will constitute approval of matters voted on at the Meeting, except as otherwise specified.

A quorum for the Meeting shall be a person or persons present and holding or representing by proxy not less than 5% of the total number of issued and outstanding shares having voting rights at the Meeting. No business shall be transacted at the Meeting unless the requisite quorum is present at the commencement of such Meeting, provided that, if a quorum is present at the commencement of the Meeting, a quorum shall be deemed to be present during the remainder of the Meeting.

Financial Statements

The Consolidated Financial Statements for the year ended October 31, 2009 are available on SEDAR and on the Company's website at www.viterra.ca.

ELECTION OF DIRECTORS

Election of Directors

The number of Directors to be elected at the meeting is 13. The Articles of the Company provide that the Board of Directors (the "**Board**") shall consist of a minimum of five Directors and a maximum of 15, with the actual number to be determined from time to time by the Board. The Board has determined that following the Meeting there will be 13 Directors.

The table below contains the names of the nominees for election as Directors and, unless authority is withheld, the persons named in the accompanying Form of Proxy intend to vote for these nominees. Management does not contemplate that any of these nominees will be unable to serve as a Director but, should that occur for any reason, the persons named in the accompanying Form of Proxy reserve the right to vote for another nominee in their discretion, unless the Shareholder has directed that the shares be withheld from voting in the election of Directors. Each Director elected will, subject to the bylaws of the Company, hold office until the close of the next annual meeting of Shareholders of the Company or until his or her successor is elected or appointed in accordance with the bylaws. The information indicated in the table below is as of January 18, 2010.

Mr. Milavsky, a Director since March 2003, has elected to retire from the Board at this annual general meeting. He is a former Chair of the Audit Committee, and he has served as Chair of the Nominating/Corporate Governance Committee since joining the Board and responsible for leading numerous changes to governance practices since that time.

On November 5, 2008, the Board of Directors resolved that for all future elections of Directors, the following policy will be adhered to with respect to any Director who receives a greater number of shares withheld from his or her election than votes in favour of his or her election:

"Directors stand for election each year at the annual meeting of Shareholders. Any nominee for Director who receives a greater number of shares withheld from his or her election than votes in favour of his or her election, of the shares represented in person or by proxy at the meeting and voted on the election of Directors, will promptly tender his or her resignation to the Chairman of the Board following the annual meeting of Shareholders. Within 90 days of the vote, the members of the Board, on the recommendation of the Nominating/Corporate Governance Committee (the "Committee"), will decide whether to (i) accept the resignation; (ii) ask the Director to continue on the Board but address what the Committee believes to be the underlying cause of the withheld votes; or (iii) reject the resignation. The decision of the Board, including, if it deems advisable, the reasons for its decision, will be promptly disclosed in a press release. This policy will not apply in the case of a contested election of Directors, in which case the Directors will be elected by a plurality of votes of the shares represented in person or by proxy at the meeting and voted on in the election of Directors."

As disclosed previously during the Company's 2005 recapitalization, farmer participation on the Board is solicited through the Western Farm Leadership Co-operative Ltd. **("WFLC")**, a self-governing organization funded by the Company. This organization, whose membership includes customers of the Company, provides a slate of four candidates to the Company's Nominating/Corporate Governance Committee for consideration to form part of the slate of candidates to be voted on by Shareholders. WFLC provided a slate of four candidates to the Company's Nominating/Corporate Governance Committee, including Messrs. Bruce and Ruud, both of whom are currently Directors and have been proposed for reappointment. The Nominating/Corporate Governance Committee has accepted the recommendation of these two nominees.

Nominees to the Board



Thomas Birks

Age: 63

Montreal, Quebec, Canada

Director Since: March 2005

Chair of the Board Since: 2008

Independent

Thomas Birks joined Viterra's Board of Directors in March 2005 and was elected as Chair in April 2008. Currently, he is the President of Birinco Inc., a small merchant bank with investment portfolios ranging from private equity to passive investments. His board experience is diverse, having served as a board member of numerous corporations, educational institutions, hospitals and foundations.

Previously, Mr. Birks served as President of Henry Birks and Sons Ltd. in Montreal, with direct line and staff functions for all operations outside Quebec. He earned this distinction through progressively responsible roles as Merchandise Manager (Winnipeg), Western Regional Manager (Vancouver) and Vice-President, Merchandising (Montreal).

Mr. Birks has worked all over the world, including Australia, Japan and South Africa for Coles-Myer, Mitsubishi Bank and Van Zwam, Vladykin and Douglas, respectively.

Mr. Birks graduated from McGill University with a Bachelor of Arts and he holds a Master of Business Administration from the Harvard Business School. He has also studied at the University of Lausanne, the University of Fribourg and the University of Paris.

Board/Committee Membership	Attendance
Member of Board	11 out of 11 meetings
Member of Nominating/Corporate Governance Committee	6 out of 6 meetings

Securities Held as at December 31, 2009 (Market Value of $9.87 per share as at December 31, 2009)

Year	Common Shares	DSUs	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs	Minimum Shareholding Requirements	Meets Requirements
2008	45,004	33,676	78,680	$601,902	3 x annual compensation	Yes
2009	45,004	72,547	117,551	$1,210,775	3 x annual compensation	Yes

Value of Total Compensation Received

Year	$
2008	$142,500
2009	$357,625

Public Board Memberships During Last 5 Years		Public Board Committee Memberships	Public Board Interlocks
None	None	None	None



Vic Bruce

Age: 61

Tuxford, Saskatchewan, Canada

Director Since: September 2002

Independent

As a member of Viterra's Board of Directors, Vic Bruce is part of the leadership team that provides direction for the corporation.

Mr. Bruce served as a Viterra delegate from 1987 to 1995 and again from 1997 to 2005, and was elected as a Director in the fall of 2002. He currently serves as a member of the Board's Audit and Safety, Health and Environment Committee.

Mr. Bruce holds a Bachelor of Education degree, majoring in Economics from the University of Calgary. Upon graduation, he taught high school for a number of years in Alberta. A graduate of the Canadian Agricultural Lifetime Leadership program, he has served on various boards. Presently, he is a delegate for Federated Co-operatives Ltd., and is a director of the Soil Conservation Council of Canada since 2008.

Vic and his wife Patty operate a family farm corporation at Tuxford, Saskatchewan, specializing in pedigree seed production. They have two daughters.

Board/Committee Membership	**Attendance**
Member of Board	10 out of 11 meetings
Member of Nominating/Corporate Governance Committee	6 out of 6 meetings
Member of Audit Committee	8 out of 8 meetings

Securities Held as at December 31, 2009 (Market Value of $9.87 per share as at December 31, 2009)

Year	Common Shares	DSUs	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs	Minimum Shareholding Requirements	Meets Requirements
2008	1,402	15,735	17,137	$131,098	3 x annual compensation	No
2009	1,402	33,335	34,737	$357,791	3 x annual compensation	Yes

Value of Total Compensation Received

Year	$
2008	$101,500
2009	$216,125

Public Board Memberships During Last 5 Years		Public Board Committee Memberships	Public Board Interlocks
None	None	None	None



Tom Chambers

Age: 65

West Vancouver,
British Columbia, Canada

Director Since: June 2006

Independent

Tom Chambers joined Viterra's Board of Directors in June 2006. He is an experienced professional accountant, senior executive, corporate director and business advisor, most notably having served for 26 years as a Partner in senior management roles with PricewaterhouseCoopers LLP. A recognized leader on strategic and corporate governance issues, Mr. Chambers has assisted a wide range of companies in focusing on their core strategic strengths to enhance business performance.

Currently, Mr. Chambers, through Senior Partner Services Ltd., acts as an advisor and director to a number of companies. He has significant board experience, which includes serving on the boards of PricewaterhouseCoopers, Terasen Inc., and the Standards Council of Canada and Elephant & Castle Group Inc.

Mr. Chambers is currently a board member and the Chair of the Audit Committee for Catalyst Paper Corporation, Coopers Park Corporation, and MacDonald Dettwiler and Associates, all public companies. He also sits on a number of private company boards, including Mill & Timber Products Limited, Aspen Planners Limited, and Highland Pacific Mortgage Corporation. Mr. Chambers was the first Chairman of the Institute of Corporate Directors British Columbia, (BC) Chapter. He is a graduate of the Directors Education Program of Corporate Directors.

In 1995, Mr. Chambers was recognized by the BC Institute of Chartered Accountants and was awarded the Fellow of Chartered Accountants in recognition of his long service to his profession.

Board/Committee Membership	Attendance
Member of Board	11 out of 11 meetings
Member of Compensation Committee	7 out of 7 meetings
Chair of Audit Committee	8 out of 8 meetings

Securities Held as at December 31, 2009 (Market Value of $9.87 per share as at December 31, 2009)

Year	Common Shares	DSUs	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs	Minimum Shareholding Requirements	Meets Requirements
2008	10,000	31,906	41,906	$320,580	3 x annual compensation	Yes
2009	10,000	58,263	68,263	$703,108	3 x annual compensation	Yes

Value of Total Compensation Received

Year	$
2008	$115,500
2009	$241,625

Public Board Memberships During Last 5 Years		Public Board Committee Memberships	Public Board Interlocks
2003-present	Catalyst Paper Corporation	Audit Committee (Chair) Environment Health & Safety Committee (Member)	None
2005	Coopers Park Corporation	Audit Committee (Chair)	None
2005	MacDonald Dettwiler and Associates	Audit Committee (Chair)	None
2003-2005	Terasen Inc.	Audit Committee	None
2002-2006	Elephant & Castle Group Inc.	Audit Committee (Chair)	None



Paul Daniel

Age: 46

Balaklava, South Australia, Australia

Director Since: September 2009

Independent

Paul Daniel serves on the Board's Audit Committee. Prior to joining the Viterra Board, he was a director of ABB Grain. Mr. Daniel was elected to the ABB Grain Ltd. ("ABB Grain") board in 2006 and served as a member of the Finance and Audit Committee.

Mr. Daniel was a founding director of Direct Fertilizers (1997-2004), one of South Australia's leading fertilizer companies, which is now part of ABB Grain. He is currently a Fellow of the Australian Institute of Company Directors.

The Daniel Family operates its farming interests, principally grain growing, from Balaklava, which is in South Australia's main production area for wheat and barley. In addition to his farming experience, Mr. Daniel holds the Urrbrae certificate in Agriculture, a leading agricultural college in South Australia.

Board/Committee Membership	Attendance
Member of Board	2 out of 2 meetings
Member of Audit Committee	2 out of 2 meetings

Securities Held as at December 31, 2009 (Market Value of $9.87 per share as at December 31, 2009)

Year	Common Shares	DSUs	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs	Minimum Shareholding Requirements	Meets Requirements
2009	33,182*	0	33,182	$341,774	3 x annual compensation	No (Mr. Daniel has until September 2014 to achieve the requirement)

Value of Total Compensation Received

Year	$
2009	$16,375

Public Board Memberships During Last 5 Years		Public Board Committee Memberships	Public Board Interlocks
None	None	None	none

*the shares are in the form of CDIs



Bonnie DuPont

Age: 63

Calgary, Alberta, Canada

Director Since: March 2008

Independent

Bonnie DuPont joined Viterra's Board of Directors in March 2008. She is a Group Vice President with Enbridge Inc. in Calgary, a role in which she has accountability for the Corporate Resources function, Information Technology, Public and Government Affairs, Human Resources, Governance and Corporate Social Responsibility. Ms. DuPont has announced her retirement from Enbridge Inc. effective March 1, 2010. She is a director of the Bank of Canada and of UTS Energy Corporation, a Canadian oil sands resource company trading on the TSX. Ms. DuPont is a member of the Board of Governors of the University of Calgary and sits on the Executive Committee. She is also past President of the Calgary Petroleum Club. Ms. DuPont spent 12 years as an executive in the grain industry.

Ms. DuPont holds a Bachelors degree (Great Distinction) with a focus in Program Administration and Evaluation and Psychology from the University of Regina. She earned her Masters degree at the University of Calgary. She is a member of the Institute of Corporate Directors (ICD) and a 2006 graduate of the ICD Directors' Education Program. Ms. DuPont is also a Certified Human Resources Professional and is a member of the International Women's Forum. In 2008, Ms. Dupont was awarded an Honorary Doctorate of Laws degree by the University of Regina.

Board/Committee Membership	**Attendance**
Member of Board	11 out of 11 meetings
Member of Compensation Committee	7 out of 7 meetings
Member of Nominating/Corporate Governance Committee	6 out of 6 meetings

Securities Held as at December 31, 2009 (Market Value of $9.87 per share as at December 31, 2009)

Year	Common Shares	DSUs	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs	Minimum Shareholding Requirements	Meets Requirements
2008	1,500	3,943	5,443	$41,638	3 x annual compensation	No
2009	6,500	22,393	28,893	$297,597	3 x annual compensation	No (Ms. DuPont has until March 2013 to achieve)

Value of Total Compensation Received

Year	$
2008	$ 69,250
2009	$210,834

Public Board Memberships During Last 5 Years		Public Board Committee Memberships	Public Board Interlocks
May 2008 - present	UTS Energy Corporation	Governance, Compensation and Nominating Committee (Chair)	None
July 1999 - August 2004	AltaGas Ltd.	Human Resources and Compensation Committee Governance Committee	None
May 2004 – August 2004	Alta Gas Income Trust	Human Resources and Compensation Committee Governance Committee	None



Perry Gunner

Age: 63

North Adelaide, South Australia, Australia

Director Since: September 2009

Deputy Chair of the Board Since: 2009

Independent

Perry Gunner is Viterra's Deputy Chairman and serves on Viterra's Nominating/Corporate Governance Committee. Prior to joining the Viterra Board, Mr. Gunner was appointed to the ABB Grain board and as Chairman in September 2004. He is also Chairman of Australian Bulk Alliance, a joint venture between ABB Grain and Sumitomo. Prior to his appointment, he was Deputy Chairman of AusBulk (1997-2004).

Mr. Gunner is and has served as a director of a number of public companies, holding current positions of Chairman of Freedom Nutritional Foods Ltd. and director of Australian Vintage Ltd. He was previously Chairman and Chief Executive of Orlando Wyndham and was responsible for the international development of Jacobs Creek. He is also a former President of the Winemakers Federation of Australia and former Chair of both Workcover Corporation and SA Totalisator boards.

Mr. Gunner has a property at Meningie that produces branded beef (Coorong Angus) and branded lamb (Pure Suffolk) and that incorporates a feedlot.

Board/Committee Membership	**Attendance**
Member of Board	2 out of 2 meetings
Member of Nominating/Corporate Governance Committee	1 out of 1 meeting

Securities Held as at December 31, 2009 (Market Value of $9.87 per share as at December 31, 2009)

Year	Common Shares	DSUs	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs	Minimum Shareholding Requirements	Meets Requirements
2009	18,673*	0	18,673	$192,331	3 x annual compensation	No (Mr. Gunner has until September 2014 to achieve the requirements)

Value of Total Compensation Received

Year	$
2009	$23,562

Public Board Memberships During Last 5 Years		Public Board Committee Memberships	Public Board Interlocks
None	None	None	none

*the shares are in the form of CDIs



Tim Hearn

Age: 65

Calgary, Alberta, Canada

Director Since: May 2008

Independent

T.J. (Tim) Hearn joined Viterra's Board of Directors in May 2008 and is the Co-Chair of the Nominating/Corporate Governance Committee and serves on its Compensation Committee. Mr. Hearn served as Chairman, President and Chief Executive Officer of Imperial Oil Limited from the time of his appointment in 2002 to his retirement in 2008. Mr. Hearn is presently the Chairman of Hearn and Associates.

Mr. Hearn's career with Imperial Oil began as a marketing representative in 1967 and evolved through progressively responsible management positions in marketing, refining, and systems and computer services. From 1994 to 1997, he served as President of Exxon Chemical Asia Pacific, based in Singapore. In 1997, Mr. Hearn served as Executive Assistant to the Chairman of Exxon. Following the merger of Exxon Corporation and Mobil Oil, he was appointed Vice-President of Human Resources for Exxon Mobil Corporation.

Mr. Hearn is immediate past Chairman of the Board of Directors of the C.D. Howe Institute, a member of the Board of Directors of the Royal Bank of Canada, a past member of the Canadian Council of Chief Executives and serves on a North American Trilateral Commission involving NAFTA and the Environment.

For a number of years, Mr. Hearn has served on several community boards and committees. He is the Chair of the Board of Directors of the Calgary Homeless Foundation. In addition, he is Chair of the Advisory Board of the new Public Policy School and a member of the Dean's Medical School Boards, both at the University of Calgary.

Born in Regina, Saskatchewan, Mr. Hearn is a graduate of the University of Manitoba.

Board/Committee Membership	**Attendance**
Member of Board	11 out of 11 meetings
Members of the Audit Committee	8 out of 8 meetings
Co-Chair of Nominating/Corporate Governance Committee	6 out of 6 meetings

Securities Held as at December 31, 2009 (Market Value of $9.87 per share as at December 31, 2009)

Year	Common Shares	DSUs	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs	Minimum Shareholding Requirements	Meets Requirements
2008	30,000	3,230	32,230	$254,209	3 x annual compensation	Yes
2009	40,000	19,560	59,560	$613,468	3 x annual compensation	Yes

Value of Total Compensation Received

Year	$
2008	$ 36,001
2009	$195,834

Public Board Memberships During Last 5 Years		Public Board Committee Memberships	Public Board Interlocks
2006 – to date	Royal Bank of Canada	Audit Committee Risk Committee Governance Committee	None



Dallas Howe

Age: 65

Calgary, Alberta, Canada

Director Since: March 2005

Independent

Dallas Howe joined Viterra's Board of Directors in March 2005. He served in a management role with GE Medical Systems Information Technology, which acquired the company he formerly owned, BDM Information Systems.

Mr. Howe served as a director for the Potash Corporation of Saskatchewan Crown corporation from 1982 to 1989. He rejoined the Potash Corporation of Saskatchewan Inc. board in 1991 and was elected Chair in 2003. He was a member of the University of Saskatchewan Board of Governors for several years and served as Chairman in 2005. Mr. Howe also serves as a director of Advance Data Systems Ltd. and is a board member for the C.D. Howe Institute.

Mr. Howe was born in Regina, Saskatchewan and received his Bachelor of Arts degree with Honours from the University of Saskatchewan, where he also completed a Masters degree in Mathematics. He went on to the University of Toronto to pursue graduate studies in Computer Science. In 1989, Mr. Howe was the first recipient of the Saskatchewan/ KPMG Entrepreneur Award.

Board/Committee Membership	**Attendance**
Member of Board	11 out of 11 meetings
Chair of Compensation Committee	7 out of 7 meetings
Member of Nominating/Corporate Governance Committee	6 out of 6 meetings

Securities Held as at December 31, 2009 (Market Value of $9.87 per share as at December 31, 2009)

Year	Common Shares	DSUs	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs	Minimum Shareholding Requirements	Meets Requirements
2008	121	29,044	29,165	$223,113	3 x annual compensation	Yes
2009	121	54,062	54,183	$558,084	3 x annual compensation	Yes

Value of Total Compensation Received

Year	$
2008	$104,500
2009	$229,125

Public Board Memberships During Last 5 Years		Public Board Committee Memberships	Public Board Interlocks
1991 - present	Potash Corporation of Saskatchewan Inc.	Chair of the Board	None



Kevin Osborn

Age: 59

Tennyson, South Australia, Australia

Director Since: September 2009

Independent

Board/Committee Membership	Attendance
Member of Board	2 out of 2 meetings
Member of Audit Committee	2 out of 2 meetings

Kevin Osborn is a member of the Viterra Board Audit Committee and the Safety, Health and Environment Committee. Prior to joining the Viterra Board, he was a director of ABB Grain. He is also Deputy Chairman of the South Australian Economic Development Board and Chairman of the Adelaide Desalination Cross Agency Steering Group.

Mr. Osborn had a 30-year career in international financial markets, where he held various global senior management positions with the United States' then fourth largest banking corporation, Bank One, which is now part of JPMorgan. At Bank One, he was Regional Chief Executive responsible for Australia, New Zealand and Singapore.

Mr. Osborn was Deputy Chairman of the Bendigo and Adelaide Bank Limited, where he chaired the Credit Committee and was a member of the Audit and Risk Committees.

Mr. Osborn's early executive responsibilities included Chief Financial Officers of the Michell Group and Chief Executive Officer of their merchant banking interests.

He has previously served as a non-executive director of the American Chamber of Commerce in Australia.

Mr. Osborn is currently a Foundation Fellow of the Australian Institute of Company Directors and a Fellow Professional of the National Institute of Accountants.

Securities Held as at December 31, 2009 (Market Value of $9.87 per share as at December 31, 2009)

Year	Common Shares	DSUs	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs	Minimum Shareholding Requirements	Meets Requirements
2009	5,907	0	5,907	$60,842	3 x annual compensation	No (Mr. Osborn has until September 2014 to achieve the requirements)

Value of Total Compensation Received

Year	$
2009	$18,375

Public Board Memberships During Last 5 Years		Public Board Committee Memberships	Public Board Interlocks
2003 - 2009	Bendigo and Adelaide Bank Limited	Deputy Chairman Credit Committee (Chair) Member Risk Committee Member Audit Committee	None



Herbert Pinder Jr.

Age: 63

Saskatoon, Saskatchewan, Canada

Director Since: March 2005

Independent

Herb Pinder joined the Board of Directors in March 2003. On September 23, 2009, in order to facilitate the appointment of four new directors from Australia as part of the Implementation Agreement with ABB Grain, Mr. Pinder resigned, although he has continued to sit as a Board observer. He served as a member of the Nominating/Corporate Governance and Audit Committee. Mr. Pinder is President of the Goal Group of Companies, which provides corporate governance and investment management services with a particular focus on oil and gas private equity. Formerly the President of Pinders Drugs, he has 25 years of experience as a director.

Mr. Pinder has also been active with a number of non-profit organizations, currently serving on the C.D. Howe Institute, the Fraser Institute, and the Advisory Council for the School of Public Policy, University of Calgary. He is active in golf and skiing and is an Honoured Member of both the Saskatoon and Saskatchewan Sports Hall of Fame and the Manitoba Hockey Hall of Fame, following his hockey career.

Mr. Pinder received a Bachelor of Arts from the University of Saskatchewan, a Bachelor of Laws from the University of Manitoba, and a Master of Business Administration from Harvard University's Graduate School of Business.

Board/Committee Membership	**Attendance**
Member of Board	10 out of 11 meetings (as a Director and the remaining 1 as an observer)
Member of Nominating/Corporate Governance Committee	5 out of 5 meetings
Audit Committee	8 out of 8 meetings

Securities Held as at December 31, 2009 (Market Value of $9.87 per share as at December 31, 2009)

Year	Common Shares	DSUs	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs	Minimum Shareholding Requirements	Meets Requirements
2008	85,633	37,266	122,899	$940,177	3 x annual compensation	Yes
2009	138,333	56,874	195,207	$2,010,632	3 x annual compensation	Yes

Value of Total Compensation Received

Year	$
2008	$93,000
2009	$205,625

Public Board Memberships During Last 5 Years		Public Board Committee Memberships	Public Board Interlocks
2005 – present	Arc Resources Ltd.	HR & Compensation Committee (Chair) Governance and Nomination (member) Health, Safety and Environment (member)	None



Larry Ruud

Age: 45

Vermilion, Alberta, Canada

Director Since: March 2008

Independent

Larry Ruud joined Viterra's Board of Directors in March 2008 and serves on its Audit, and Safety, Health and Environment Committees. He was a Partner with Meyers Norris Penny LLP from 2000 until 2009, and has provided farm management consulting services in Western Canada for the past 15 years. In March 2009, Mr. Ruud was appointed President & Chief Executive Officer of One Earth Farms, a newly launched large-scale, fully integrated corporate farming entity.

Mr. Ruud owns a farm south of Vermilion, Alberta. He holds a Masters of Science Degree in Agricultural Economics from the University of Alberta

Board/Committee Membership	Attendance
Member of Board	11 out of 11 meetings
Member of Audit Committee	8 out of 8 meetings
Member of Compensation Committee	7 out of 7 meetings

Securities Held as at December 31, 2009 (Market Value of $9.87 per share as at December 31, 2009)

Year	Common Shares	DSUs	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs	Minimum Shareholding Requirements	Meets Requirements
2008	0	5,981	5,981	$45,754	3 x annual compensation	No
2009	0	29,220	29,220	$300,966	3 x annual compensation	No (Mr. Ruud has until March 2013 to achieve the requirements)

Value of Total Compensation Received

Year	$
2008	$ 62,250
2009	$213,125

Public Board Memberships During Last 5 Years		Public Board Committee Memberships	Public Board Interlocks
None	None	None	None



Mayo Schmidt

Age: 52

Calgary, Alberta, Canada

Director Since: September 2005

Non-Independent

Mayo Schmidt is President and Chief Executive Officer, as well as a Director of Viterra. With a strategic and disciplined approach, Mr. Schmidt and his Corporate Management Team have positioned Viterra as a leader in shaping the future of agriculture, and in expanding Viterra's reach and influence in North America and abroad.

Mr. Schmidt spearheaded a plan in 2005 to transform the former Saskatchewan Wheat Pool from a co-operative to a Canadian business corporation, creating a single class of common voting shares, strengthening the governance structure and positioning the Pool to raise equity to retire term debt. This recapitalization initiative restored the company's financial strength and created the flexibility and opportunity to grow the business and generate value for its shareholders.

Under his leadership, the company was recognized by Canadian Business Magazine among the top 50 most important companies in Canada's history. In 2009, Mr. Schmidt was recognized by Canadian Business Magazine as the Chief Executive of the Year.

Before joining Viterra in 2000, Mr. Schmidt led ConAgra's expansion into Canada. He also held a number of key management positions of increasing responsibility at General Mills Inc. throughout the United States.

Mr. Schmidt is an active participant in business and industry organizations. He is a member of the Canadian Council of Chief Executive Officers (open to the top 150 Canadian corporations), the C.D. Howe Institute, and a contributor to Harvard University's Private and Public, Scientific, Academic and Consumer Food Policy Group (PAPSAC). He is the Vice Chair of The Conference Board of Canada, and a member of the Executive and Audit Committees; he is also a member of The Conference Board Inc., USA. He is a member of Washburn University's Board of Trustees, Lincoln Society, and Applied Portfolio Management Advisory Board for Washburn's School of Business as an Executive in Residence. Mr. Schmidt also served on the board of the Saskatchewan Roughriders.

Mr. Schmidt earned his Bachelor of Business Administration (BBA) from Washburn University in 1980. At Washburn, he earned both athletic and academic scholarships, and was honoured as Washburn's 2003 Alumni Fellow.

Board/Committee Membership	**Attendance**
Member of Board	11 out of 11 meetings

Securities Held as at December 31, 2009 (Market Value of $9.87 per share as at December 31, 2009)

Year	Common Shares	PSUs and RSUs	Total Common Shares	Total Market Value of Common Shares	Minimum Shareholding Requirements	Meets Requirements
2009	414,455	346,779	414,455	$4,090,670	4 times annual compensation	Yes

Value of Total Compensation Received	
Year	**$**
2008	See Executive Compensation Section
2009	See Executive Compensation Section

Public Board Memberships During Last 5 Years		**Public Board Committee Memberships**	**Public Board Interlocks**
None	None	None	None

The Company initiated a disposition of its hog operations in 2004 through a court supervised process under *The Companies' Creditors Arrangement Act* (Canada). The securities of certain of the entities that owned and operated these hog operations on behalf of the Company and other Shareholders were also cease traded by the Saskatchewan Financial Services Commission. Substantially all of the assets related to these hog operations were sold under the court supervised process in May 2004. Mr. Schmidt served as an officer and/or director of these entities.



Max Venning

Age: 62

Bute, South Australia, Australia

Director Since: September 2009

Independent

Max Venning is a member of the Viterra Board Compensation Committee. Prior to joining the Viterra Board, he was a Deputy Chairman of ABB Grain. Mr. Venning was a previous director of AusBulk and United Grower Holdings Ltd. (2002--2004) and was Chairman of AusBulk in 2004.

A grower from Bute in South Australia, Mr. Venning is heavily involved in the local community, serving on Kadina's Farm Shed Museum and Tourism Centre Committee of Management, and the Bute Sporting Club Management Committee. He has an intimate knowledge of the grain industry and is an active member of the Crop Science Society.

Board/Committee Membership	**Attendance**
Member of Board	2 out of 2 meetings
Member of Compensation Committee	1 out of 1 meeting

Securities Held as at December 31, 2009 (Market Value of $9.87 per share as at December 31, 2009)

Year	Common Shares	DSUs	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs	Minimum Shareholding Requirements	Meets Requirements
2009	139,679*	0	139,679	$1,438,693	3 x annual compensation	Yes

Value of Total Compensation Received

Year	$
2009	$16,375

Public Board Memberships During Last 5 Years		Public Board Committee Memberships	Public Board Interlocks
None	None	None	None

*the shares are in the form of CDIs

APPOINTMENT OF AUDITORS

Action is to be taken at the Meeting to appoint an auditor for the Company. **Unless such authority is withheld by a Shareholder, the persons named in the accompanying Form of Proxy intend to vote for the reappointment of the firm Deloitte & Touche LLP, the present auditors of the Company, to hold office until the next annual meeting of Shareholders.**

COMPENSATION DISCUSSION AND ANALYSIS

Human Resources and Compensation Committee

The Human Resources and Compensation Committee (the "HR&CC") is comprised of five independent directors: Thomas Chambers, Bonnie DuPont, Tim Hearn, Dallas Howe (Chairman), and Max Venning. The Board believes that the members of the HR&CC have the knowledge and experience to effectively perform their responsibilities. The members of the HR&CC have expertise in business management, human resources and finance.

The HR&CC held eight meetings during the last fiscal year. At each meeting, the HR&CC met in-camera without management present.

Responsibilities of the HR&CC

The HR&CC is responsible for developing and making recommendations to the Board on employee compensation and the Company's human resources strategy. The HR&CC reports to the Board, which has final approval over all compensation programs, including the President and Chief Executive Officer's (CEO) compensation. The HR&CC may delegate any of its responsibilities to a subcommittee comprised of one or more members of the HR&CC.

The HR&CC has the following responsibilities as outlined in its Terms of Reference:

1. To annually review and recommend a compensation philosophy for the Company that is market competitive and aligned with the Company's strategic plan.
2. To annually review and recommend the CEO's compensation. Related to this process, the HR&CC shall also facilitate the annual performance review of the CEO and the setting of specific performance objectives for the upcoming year.
3. To annually review and recommend to the Board compensation for each corporate officer in conjunction with the CEO's recommendations.
4. To annually review the compensation of all non-corporate officers at the Vice President level and above as presented by the CEO to the HR&CC.
5. To annually review and recommend to the Board, the annual grant of medium- and long-term incentives, including individual grants for each corporate officer.
6. To review management's compensation proposals for the broad employee population, collective bargaining mandates and tentative agreements, and recommend to the Board for approval.
7. To annually review the governance and performance of the pension plans and any changes to the design or provisions of the benefits program.
8. To establish and annually review with the Board a succession planning process, including professional development and an emergency replacement plan for each senior level executive.
9. To review and recommend for approval to the Board all compensation aspects of the Company's proxy disclosure, including the Compensation Discussion and Analysis and related tabular disclosures.

10. To annually review the Terms of Reference and the Activity Cycle of the HR&CC and recommend changes, if any, to the Nominating/Corporate Governance Committee and to the Board.

The HR&CC reviewed the Compensation Discussion and Analysis with management and recommended that it be included in this Proxy Circular.

HR&CC Activities and Process

The following chart outlines the compensation approval process.


Management/CEO Analysis and Recommendations on Pay Program Design and Pay Levels
HR&CC Reviews and Recommends to Board
Board Review and Approval
HR&CC Executive Compensation Consultant Analysis and Report to HR&CC

In determining base salary, short-term incentive payments, and awards under the medium- and long-term incentive plans, the HR&CC considers a comprehensive analysis including market data for similar positions within the comparator group and compensation tally sheets that provide information on target compensation, actual compensation, progress towards share ownership guidelines, Viterra career earnings, and the Company's share price performance. This analysis is used to compare compensation provided to each executive officer during his/her tenure against the Company's performance to help ensure that executive pay is aligned with Shareholder interests.

The HR&CC retains the services of an independent executive compensation consultant, Towers Watson (previously Towers Perrin), to provide external market data and commentary on the relative market position of executives. Towers Watson reports to the Chairman of the HR&CC and provides input to the HR&CC on compensation philosophy, the market competitiveness of pay levels, incentive plan design, and other market typical and leading-edge executive pay practices. Towers Watson also provides information to the Nominating/Corporate Governance Committee on the market competitiveness of Board of Director pay levels and pay program design. During the fiscal year, Towers Watson attended six HR&CC meetings.

While the information provided by Towers Watson to the HR&CC is an important tool in the HR&CC's decision-making process, the decisions of the HR&CC are its responsibility and may reflect factors other than the information and recommendations provided by Towers Watson or management.

During fiscal 2009, the HR&CC engaged Towers Watson to assist with a review of the following aspects of executive compensation:

1. Compensation philosophy
2. Comparator group

3. Total direct compensation levels relative to Viterra's comparator group
4. Short- and long-term incentive plan design
5. Share ownership guidelines
6. Executive perquisites and benefits
7. Recoupment policy
8. Employment agreements and change in control agreements
9. Supplemental executive retirement pension plan (SERP)
10. Say on Pay

In addition to executive compensation consulting services, Towers Watson provided advice to the two Defined Benefit Pension Committees on investment decisions for defined benefit pension plans until June 30, 2009, at which time a new investment consultant was appointed. If additional work is required from Towers Watson, the HR&CC reviews the mandate and approves the related professional fees. The total fees for compensation services provided to the Company by Towers Watson during fiscal 2009 were $583,938, of which $439,181 was related to executive/Board compensation and $144,757 was for other services.

Executive Summary

During fiscal 2009, the HR&CC completed a comprehensive review of the executive compensation philosophy and pay programs to ensure they continue to support the Company's growth strategy and are aligned with Shareholder interests. Key outcomes from this process include the development of:

- A compensation peer group comprised of industry-related high growth, high performance companies that Viterra competes with for executive talent.
- A compensation philosophy that targets pay at the median of the peer group, subject to the results of an annual affordability analysis. In particular, based on the results of this analysis, Viterra's pay was limited to near the market 25th percentile for fiscal 2009. As Viterra executes on its growth strategy, it is anticipated that this affordability constraint will eventually allow pay to be targeted near the market 50th percentile.
- A recoupment policy designed to reimburse the Company in instances where incentive payments were inappropriately earned based on misstated financial results.
- A revised short-term incentive plan based on corporate earnings before interest, taxes, depreciation and amortization (EBITDA) performance, business unit performance and individual performance.
- A new medium-term incentive plan design, which consists of Performance Share Units (PSUs) weighted 75%, designed to support sustained growth in EBITDA, and Restricted Share Units (RSUs), weighted 25%, to encourage retention.
- A new long-term incentive plan design, which consists of stock options with a seven-year term that vest over three years.

Overall, approximately 70% of Viterra's Named Executive Officer (NEO) target compensation was delivered in "at risk" incentive pay during fiscal 2009. Details of actual payouts under the short-term incentive plan, and the three-year PSU plan cycle ending October 31, 2009 are as follows:

- Under the short-term incentive plan (STIP) the NEOs received an actual award, on average, of 78% of their target bonus opportunity driven primarily by Viterra's EBITDA performance. The Company generated $329.87 million in EBITDA in fiscal 2009, which compared to a Board determined EBITDA target of $440 million for the year.
- Under the PSU plan, the actual payout was at maximum (200%) of the grant, reflecting EBITDA achievement for fiscal 2006 and 2007 of $186.6 million compared to an EBITDA targets under the plan of $165.1 million for approved business plan targets and $164.90 for targets established annually.

- Under the Agricore United (AU) Transaction/Synergy Attainment Award Programs established in 2007, eligible NEOs received a payout under the cash transaction award component. This payment was based on achieving synergies of $121 million which were well above the target of $90 million.

The HR&CC also discussed Say on Pay during 2009 and is still in the process of reviewing market practice and determining its approach to Shareholder engagement and a Say on Pay advisory vote.

The following sections provide further details regarding the executive pay philosophy and pay program design.

Executive Compensation Philosophy and Objectives

Principles of Executive Compensation

Viterra's compensation philosophy is designed to:

- Attract and retain high calibre global executives necessary to successfully execute the Company's profitable growth strategy, and its operational excellence and customer relationship programs;
- Provide an attractive market competitive pay opportunity, with a significant proportion of executive compensation delivered through at "risk" incentive-based pay;
- Align executive and Shareholder interests by establishing clear pay for performance linkages that have been scenario tested to ensure appropriate value sharing with Shareholders;
- Reflect market practice and the current governance environment, and ensure pay programs do not encourage executives to take unnecessary and inappropriate risks; and
- Ensure that the overall cost of the executive pay program, and any increase in cost, is reasonable and affordable.

Benchmarking of Executive Pay

The following selection criteria were used to determine Viterra's executive compensation peer group:

- Companies with similar revenue scope defined as approximately 0.5 times to 2 times Viterra's revenue;
- Market capitalization within a reasonable range compared to Viterra where companies have market capitalization higher and lower than Viterra;
- Companies in similar industries or with similar business characteristics, including agribusiness, fertilizer and chemicals, transportation, construction and engineering, and commodities/natural resources sectors;
- High performance, high growth companies that reflect Viterra's growth strategy measured by three-year revenue growth, three and five-year total Shareholder return (TSR), and price to EBITDA ratio;
- Companies with international representation consistent with Viterra's international growth strategy;
- Organizations that Viterra competes with for executive talent; and
- A peer group that consists of at least two-thirds Canadian-based companies.

Based on these criteria, Viterra's peer group for fiscal 2009 consisted of the following 21 companies (14 Canadian and seven US).

Canadian Companies	US Companies
▪ Agrium Inc. ▪ Barrick Gold Corporation ▪ Cameco Corporation ▪ Canadian National Railway Co. ▪ Canadian Pacific Railway Ltd. ▪ Enbridge Inc. ▪ Finning International Inc. ▪ Methanex Corporation ▪ Nexen Inc. ▪ NOVA Chemicals Corporation ▪ Potash Corporation of Saskatchewan Inc. ▪ SNC-Lavalin Group Inc. ▪ Teck Resources Limited ▪ TransCanada PipeLines Ltd.	▪ The Andersons Inc. ▪ CF Industries Inc. ▪ CSX Corporation ▪ Monsanto Company ▪ The Mosaic Company ▪ The Shaw Group Inc. ▪ Terra Industries Inc.

The HR&CC regularly reviews the compensation peer group to ensure that it remains consistent with Viterra's strategy. Companies are removed from the peer group and are replaced if they experience a major business change, such as merger or acquisition.

Target Pay Positioning and the Critical Importance of Affordability

To ensure Viterra's executive pay remains reasonable in relation to its level of profitability, the Company's philosophy of targeting near the market median for target total direct compensation (salary, target bonus and target long-term incentives) is subject to the results of an affordability analysis. In particular, this analysis compares Viterra to its peers based on aggregate pay provided to the NEOs as a percentage of net income, EBITDA and operating cash flow.

Based on the results of this analysis for 2009, Viterra's target pay philosophy was increased to near the market 25th percentile. As Viterra executes on its growth strategy and as profitability increases, it is anticipated that the affordability constraint will eventually allow pay to be targeted near the market 50th percentile.

Elements of Executive Compensation

The table below summarizes the elements of executive compensation and Viterra's target pay positioning during fiscal 2009.

Compensation Element	Form	Purpose	2009 Target Pay Positioning
▪ Base Salary	▪ Cash	▪ Attract and retain top executive talent by delivering a portion of compensation that is not "at risk".	▪ Near the market 25th Percentile
▪ Short-Term Incentives (one year)	▪ Cash	▪ Motivate the achievement of annual financial and operational performance, whether through organic or via acquisition. ▪ Recognize and reward top performers.	▪ Near the market 25th Percentile
▪ Medium-Term Incentives (three years)	▪ Performance Share Units and Restricted Share Units	▪ Align executive and shareholder interests by providing an incentive that promotes sustained increases in shareholder value. ▪ Drive the achievement of specific EBITDA targets. ▪ Reward actions that benefit the long term performance of the company. ▪ Incorporate retention through multi-year vesting.	▪ Near the market 25th Percentile
▪ Long-Term Incentives (seven year term, vesting over three years)	▪ Stock Options	▪ Align executive and Shareholder interests by providing an incentive that promotes sustained increases in Shareholder value. ▪ Reward actions that benefit the long-term performance of the Company. ▪ Incorporate retention through multi-year vesting.	▪ Near the market 25th Percentile
▪ Benefits, Pension and Perquisites		▪ Attract and retain executive talent.	▪ Near the market 50th Percentile where market quantification available, otherwise consistent with most prevalent practice
▪ *Severance Benefits*	▪ *Cash*	▪ *Attract and retain executive talent.*	▪ Not specifically targeted. Consistent with most prevalent practice

▪ Share Ownership Guidelines		▪ Align executive and Shareholder interests by ensuring executives have a meaningful ownership stake in the Company: ▪ CEO – 4x base salary ▪ CFO, COO and SVPs – 2x base salary ▪ VPs – 1x base salary	▪ Near the market 50th Percentile

Pay Mix

The previously noted elements of the compensation program are designed to provide a total pay package that attracts and retains top executive talent, motivates the execution of Viterra's business strategy of profitable growth, operational excellence and customer relationship programs, and promotes the achievement of sustained increases in Shareholder value. The total value of the compensation package is weighted towards "at risk" incentive compensation. The following charts outline the weighting of each component of target compensation for the CEO and the other Named Executive Officers.


President and CEO Compensation
Base salary 22%
Long Term Incentives (Target) 60%
Short Term Incentives (Target) 18%


NEO Compensation
Long Term Incentives (Target) 44%
Base salary 34%
Short Term Incentives (Target) 22%

Executive Pay Program Details

Base Salary

Base salary is determined with reference to external market competitiveness, internal equity, and the results of the previously noted affordability analysis. For 2009, base salaries have been targeted near the market 25th percentile. Actual salaries may vary above or below this market target depending on the executive's skills and potential, ongoing contribution to the business, and sustained level of performance. Individual executive salaries for the corporate officers are subject to approval by the President and CEO and the HR&CC. The President and CEO's salary is subject to approval by the HR&CC and the Board of Directors.

Short-Term Incentive Plan

The short-term incentive plan (STIP) is an annual program designed to drive the achievement of specific financial, operational and individual performance goals, and to recognize and reward accomplishments. The design of the program is reviewed annually by the HR&CC.

The NEOs' short-term incentive pay is linked to the achievement of predetermined financial, business unit and individual goals. Financial goals are reviewed by the HR&CC and approved by the Board. Business unit and individual goals are approved by the CEO at the beginning of the year. Target incentive opportunities, which reflect the payout for achieving 100% of predetermined goals, vary among the NEOs from 55% to 85% of salary. Actual payouts may range from 0% to a maximum of 200% of target depending upon actual results versus goals. Payouts cannot exceed 200% of target.

Under the short-term incentive program, the threshold level of corporate financial performance must be met before payments can be made under the corporate or business unit components. Payments under the individual component can be made if corporate financial performance does not meet threshold.

The corporate objective for the program is EBITDA. In November 2008, the Board approved a budgeted EBITDA for FY09 of $390 million. The Board set a stretch target for the NEO STIP program. For 2009, the resulting EBITDA goals for the NEOs were as follows:

	Threshold	**Target**	**Strong**	**Outstanding**
Payout as a % of Target	50%	100%	150%	200%
EBITDA Goal	$390 million	$440 million	$490 million	$550 million

For more information on the measurements used for the business unit and individual objectives for the Named Executive Officers, please refer to page 39.

The following table outlines the portion of each NEO's target bonus opportunity that is based on corporate, business unit and individual objectives, as well as the actual payout for performance during fiscal 2009.

NEO	**2009 Target Incentive Award**		**2009 Actual Incentive Award**	
	% of Salary	**$**	**$**	**% of Target**
Schmidt, Mayo	85%	807,500	600,000	74%
McLennan, Rex	65%	276,250	175,000	63%
Malecha, Francis J.	65%	312,000	225,000	72%
Robert D. Miller	55%	192,500	210,000	110%
Wonnacott, R. Douglas	55%	178,750	125,000	70%

For fiscal 2009, the NEOs were held to a higher standard than other employees for performance targets under the Short Term Incentive Plan. The corporate performance threshold was not achieved and consistent with the plan design, no awards were paid under the corporate and business component of the plan; the individual component was paid. To recognize the significant effort and time commitment made by the executive team in the $1.4 billion transformational acquisition of ABB Grain, operational excellence efforts and approved safety metrics, the HR&CC provided an additional discretionary bonus to the President and CEO and a discretionary pool to the CEO equivalent to 75% of the target incentive to be split amongst the senior executives. The amount shown is the combined individual and discretionary awards.

As part of the business planning and ongoing performance measurement, an assessment of actual performance results against pre-established goals is conducted at the close of each fiscal year, with actual payouts in February of each year. For fiscal 2009, executives had the opportunity to achieve compensation near the market 25th percentile of the peer group if objectives were met and to exceed this level if objectives were exceeded.

The Board, at the recommendation of the HR&CC, determines the total cash available for annual incentives after reviewing performance against financial and non-financial goals. The HR&CC may recommend to the Board, for approval, an increase or decrease in the amount of the incentive pool.

Medium-Term Incentive Plan

The medium-term incentive compensation program (MTIP) is designed to reward senior executives and other key employees for sustained performance over a three-year performance period. The MTIP reflects 50% of the total medium- and long-term incentive plan opportunity and consists of a combination of PSUs weighted 75% and RSUs weighted 25%. Each RSU and PSU represents one Common Share and entitles the participant to a payment of one Viterra Common Share purchased on the open market at the end of the three-year period (assuming financial performance criteria are met for PSUs).

The performance objective for the 2009 PSU plan grant was the achievement of three-year accumulated EBITDA goals over the 2009 to 2011 performance period. Budgeted EBITDA targets were set with EBITDA increasing year over year. The three-year EBITDA targets for the plan were set above the budgeted three-year numbers. The final EBITDA will not be known until the end of the three-year performance period. For fiscal 2009, Viterra achieved an EBITDA of $329.87 against a budget of $390 million, which has resulted in performance below the threshold level. Given the highly competitive nature of Viterra's business the Company's future financial targets are not disclosed. Forward-looking targets involve known and unknown risks, uncertainties and others factors that may cause the actual results, performance and achievement of Viterra to be materially different from expectations that are expressed or implied by those forward-looking statements. Viterra's disclosure policy prohibits the release of net earnings or earnings per share guidance or future financial targets.

The number of PSUs and RSUs granted is based on a target theoretical award level, which is expressed as a percentage of the participant's salary at the beginning of the performance period, and the average share price over the 20 trading days immediately preceding the date of the award. For 2009, the target theoretical incentive levels were set near the market 25th percentile, and ranged from 57.5% to 137.5% of salary for both PSUs and RSUs depending upon the NEO's position and potential for contributing to the future success of the Company.

The actual value of the PSU award at the end of the three-year performance cycle will depend on the company's share price performance and performance relative to predetermined EBITDA targets. In particular, if EBITDA performance is below threshold then 0% of the units granted will vest and, if EBITDA performance is above target, up to a maximum of 200% of the units granted may vest. Vesting for RSUs is not subject to performance and units are payable at the end of the three-year performance period, providing the participant continues to be employed with the Company.

The MTIP program is reviewed on an annual basis by the HR&CC. Changes can be made to future performance measures and targets at the recommendation of the HR&CC to the Board. Performance targets for outstanding grants under the plan may be adjusted to reflect the impact of acquisitions.

Under the previous PSU plan (2006 to 2008), one-half of the PSUs vest based on the accumulated EBITDA for the approved three-year business plan EBITDA targets, while the other half vest based on annual EBITDA targets set each year over the three-year period, as approved by the Board. The following table sets forth the percentage of PSUs that vested during the three-year performance period ended November 1, 2009. With the acquisition of Agricore United in June 2007, the performance period and performance goals were revised to reflect financial results for Saskatchewan Wheat Pool for the fiscal year 2006 and 2007. Payments for this grant were made on the original payment date of November 1, 2008. Overall, the 2006 grant paid out at maximum, or 200% of target.

EBITDA Targets		Achieved		Percentage Vested	
Approved business plan EBITDA target (Weighted 50%)	Annual EBITDA targets (Weighted 50%)	Approved business plan EBITDA target	Annual EBITDA target	Approved business plan EBITDA target	Annual EBITDA target
$165.14 million	$164.90 million	$186.6 million	$186.6 million	200%	200%

Long-Term Incentive Plan

Long-term incentives are provided through the Management Stock Option Plan and represent 50% of the total medium- and long-term incentive opportunity. The purpose of the plan is to align executive and Shareholder interests by providing an incentive that promotes increases in Shareholder value and supports retention through multi-year vesting.

Under the long-term incentive plan (LTIP), the number of options granted is based on a target theoretical award level, which is expressed as a percentage of the participant's salary at the beginning of the performance period divided by the closing price of the shares on the day immediately preceding the grant date. For 2009, the target incentive levels were set near the market 25th percentile. Awards range from 57.5% to 137.5% of salary depending upon the NEO's position and potential for contributing to the future success of the Company.

Agricore United (AU) Transaction/Synergy Attainment Award Program

This program was introduced in August 2007 to recognize and reward select individuals integral to the acquisition and integration of Agricore United and Saskatchewan Wheat Pool Inc. Under the program, there were two components: a transaction award and a synergy attainment award. Thirty-five employees were eligible to participate in both the transaction and synergy attainment award program. To be eligible to participate in the program, the NEOs were required to waive the constructive dismissal and relocation clause under their Change in Control Agreements as they related to the Agricore United transaction. In terms of awards to Named Executive Officers, awards were made to Francis Malecha and Robert Miller in August 2007, and an award was made to Mayo Schmidt in October 2007.

Transaction Component

Under the transaction component, 43 employees were eligible to participate. One-half of the award was based on remaining with the Company during the performance period. The other half of the award was subject to the achievement of the synergy goal of $90 million at July 31, 2009. The payment amount varied depending on the individual's contribution to the acquisition process. If the participant's employment was terminated without cause and within the change of control period, participants were eligible for the greater of the payment defined by the Change of Control Agreement or the normal termination benefits, plus a pro-rated transaction/synergy award. The reward was pro-rated to the last active day of employment over the 24-month performance period. Performance was determined at the end of the 24-month period, and payments were made at the same time as other payments under the plan. If the participant resigned prior to the vesting of the reward, the full amount was not earned. One employee was involuntarily terminated from the organization and received a pro-rated payment based on length of employment during the performance period.

Synergy Component

Under the synergy component, 40 employees were eligible to participate. Payments will be provided on July 31, 2010 to participants for exceeding the target synergy goal of $90 million. Participants were given the option to have payments made as cash or as a stock option grant. The following table shows the threshold, exceeds and maximum synergy targets. The synergy component was capped at a maximum of $110 million and Viterra achieved $121 million, resulting in the maximum payment level. The achievement against targets has been audited by both internal and external auditors. Two employees who were involuntarily terminated, including the employee eligible for the transaction component, will receive a pro-rated payment on July 31, 2010, based on length of employment during the performance period.

Target	Exceeds	Maximum	Achieved
$90 million	$100 million	$110 million	$121 million

The following shows the value to the Named Executive Officers:

Name	Transaction Award	Synergy Award at Maximum
Mayo M. Schmidt	$500,000	336,634 stock options [1]
Francis J. Malecha	$200,000	141,832 stock options [1]
Robert D. Miller	$100,000	$514,500

[1] The stock options were granted on January 17, 2008 at an exercise price of $12.12 per Common Share.

Recoupment Policy

In September 2009, the Board approved a policy on Recoupment of Incentive Compensation. Under this policy, if the Board learns of any misconduct by an executive of the Company that contributed to the Company having to restate all or a portion of its financial statements, it shall take such action as it deems necessary to remedy the misconduct, prevent its recurrence and, if appropriate, based on all relevant facts and circumstances, discipline the wrongdoer in a manner it deems appropriate. In determining what remedies to pursue, the Board shall take into account all relevant factors, including whether the restatement was the result of negligent, intentional or gross misconduct.

The Board will, to the full extent permitted by governing law, in all appropriate cases, require reimbursement of any bonus or incentive compensation awarded to an executive or effect the cancellation of unvested incentive awards previously granted to the executive if: a) the amount of the bonus or incentive compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement, b) the executive engaged in intentional misconduct that caused or partially caused the need for the restatement, and c) the amount of the bonus or incentive compensation that would have been awarded to the executive had the financial results been properly reported would have been lower than the amount actually awarded. In addition, the Board could dismiss the executive, authorize legal action for breach of fiduciary duty, or take such other action to enforce the executive's obligations to the Company as may fit the facts surrounding the particular case. The Board may, in determining the appropriate discipline, take into account penalties

or disciplines imposed by third parties, such as law enforcement agencies, regulators or other authorities. The Board's power to determine the appropriate discipline for the wrongdoer is in addition to, and not in replacement of, remedies imposed by such entities.

For the purposes of this policy, the term "executive" shall mean any employee who is eligible to participate in the Company's short-, medium- or long-term incentive compensation programs and is a corporate officer of the Company. Nothing contained in this policy will limit the Company's ability to seek recoupment, in appropriate circumstances (including circumstances beyond the scope of this policy) and as permitted by applicable law, of any amounts from any employee, whether or not the employee is an executive.

Benefits

The Company offers the NEOs a competitive package of benefits that provides life insurance, short- and long-term disability, dental and vision coverage, extended health, health spending account, and a flexible perquisite allowance. The objective of these programs is to provide a measure of income stability and to serve as an incentive to encourage the health and well-being of employees. Benefit coverage for NEOs is the same as that provided to all other employees, with the exception of the flexible perquisite allowance. The HR&CC reviews executive perquisites on an annual basis and recommends any changes to this program to the Board for approval.

Defined Contribution Pension Plans

All Named Executive Officers, except for the President and Chief Executive Officer, participate in the Company's defined contribution plan, entitled "The Pension Plan for Employees of Viterra Inc." Under the plan, the Company contributes 10% of the NEO's base salary to the plan until the individual reaches the income tax maximum contribution limits. For 2009, this amount was $22,000. Contributions over and above the maximum are paid to the employee as additional earnings through payroll. If the employee leaves the Company after two years of service, he/she has the option to transfer their funds to a locked-in pension vehicle. Normal retirement age is 65. Benefits under this plan depend upon the contributions made by the Company as well as the investment earnings. Accounts are invested in accordance with the investment directions of each NEO for his defined contribution account. For the President and Chief Executive Officer, the Company annually contributes 10% of base salary. Contributions are contributed to a personal RRSP account up to the income tax maximum, with the additional contributions made directly to him as additional earnings through payroll. For 2009, this amount was $21,000.

Share Ownership Guidelines

Share ownership guidelines are intended to align Viterra's senior executives with the interests of its Shareholders, promoting increased Shareholder value without incurring excessive risk. Based on this objective, the following guidelines have been established:

Title	Share Ownership Guidelines
President and Chief Executive Officer	4 x base salary
Chief Financial Officer and Chief Operating Officer and Senior Vice Presidents	2 x base salary
Vice Presidents	1 x base salary

Executives are expected to meet the guideline within five years from the inception of the plan in December 2005 (i.e., by December 2010), or, for those promoted or hired after the inception of the plan, by the fifth anniversary of the date of hire, the date of promotion or implementation of revised guidelines. The ownership guideline can be met through direct ownership of shares, Restricted Share Units, and Performance Share Units. Stock options are not counted towards share ownership.

In 2008, the HR&CC reviewed the share ownership guidelines and increased the level for Senior Vice Presidents from 1 time to 2 times salary to be competitive with market median practice.

The table sets forth, for each NEO, the number and value of shares held as at October 31, 2009, the value of shares required to meet the ownership guidelines and the value of shares held as a multiple of the NEO's base salary.

Named Executive Officer	2009 Base Salary	Multiple	Value Required to Meet Guidelines	Number of Shares Held	Value of Shares Held (1)	Meets Guidelines	Percentage Achieved
Mayo M. Schmidt	$950,000	4 x	$3,800,000	761,234	$7,840,710	Yes	206%
Rex McLennan	$425,000	2 x	$850,000	67,276	$692,943	No – has until February 4, 2013	82%
Francis J. Malecha	$480,000	2 x	$960,000	110,662	$1,139,818	Yes	119%
Robert D. Miller	$350,000	2 x	$700,000	60,701	$625,220	No – has until March 11, 2014	89%
R. Douglas Wonnacott	$325,000	2 x	$650,000	40,331	$415,409	No – has until March 11, 2014	64%

(1) Based on share price of $10.30 as at October 30, 2009.

Evaluation of the CEO and NEOs

Annually, the Board with the President and CEO establish financial and key performance objectives for the upcoming year. At the end of the fiscal year, performance relative to these objectives is reviewed. The President and CEO provides a summary of his accomplishments against the performance objectives, and his performance is reviewed in-camera by the Board. The Chair of the Board and the Chair of the HR&CC meet with the President and CEO to provide feedback. Based on these evaluations, the HR&CC recommends to the Board, in January of each year, the President and CEO's base salary, annual incentive award, and grants under the medium- and long-term incentive plans. In determining these amounts, the HR&CC, with the assistance of Towers Watson, references market data for the CEOs in Viterra's peer group.

The President and CEO and the Chief Operating Officer follow a similar process for the other NEOs. Each NEO completes a self-assessment documenting performance during the year, accomplishments against pre-established objectives, areas of strength and areas for development. Each NEO's performance is reviewed, together with the compensation data provided by Towers Watson. The President and CEO then makes a recommendation to the HR&CC on each NEO's base salary, annual incentive award, and grants under the medium- and long-term incentive plans. The President and CEO reviews the performance of each NEO and the related compensation recommendations with the HR&CC; the HR&CC has final approval over compensation recommendations for the NEOs.

Performance is assessed using the following scale, which ties into the awards under the STIP Plan.

Performance Level	Unacceptable	Inconsistent	Solid	Superior	Exceptional
STIP Performance	Below Threshold		Target	Strong	Outstanding
Payout Percentages	0%		75% - 100%	100% to 150%	150% to 200%

Specific accomplishments of the President and Chief Executive Officer and the Named Executive Officers for the 12-month period ended October 31, 2009 are as follows. Under the STIP plan, the individual objectives are weighted at 20% of the incentive. The HR&CC considers performance in a holistic way in making pay decisions.

Mayo Schmidt – President and Chief Executive Officer

Strategic Objectives
Geographically expand core capabilities, focusing on regions that originate wheat, canola and barley ✓ Acquired ABB for $1.4 billion, establishing Viterra as the leading South Australia agri-business ✓ Completed $450 million subscription receipt offering for ABB acquisition ✓ Established tax effective structure for the acquisition of ABB Grain
Establish an integrated marketing and trading group to extend origination pipeline and expand international trading and logistics. ✓ Opened marketing office in Geneva, Switzerland ✓ Added trading and chartering expertise to Viterra's portfolio ✓ Established Indian joint venture to extend pulses and special crops pipeline
Invest in grain handling and agri-products to establish Viterra as the supplier of choice ✓ Introduced 11 private label crop protection products in Western Canada ✓ Expanded western Canadian equipment sales network ✓ Invested $37 million to upgrade North American infrastructure ✓ Acquired eight additional agri-product retails for a total of 259 locations in Western Canada
Invest in value-added businesses to increase contributions from processing ✓ Acquired a canola crush facility with annual processing capacity of 345,000 tonnes ✓ Acquired ABB's malting business increasing Viterra's malt processing capacity by 500,000 tonnes
Enhance operational excellence to reduce costs and improve efficiency ✓ Achieved average 9.5 days in rail cycle times versus industry's 15 day ✓ Created an integrated global information technology platform ✓ Created global enabling functions ✓ Launched Viterra's brand corporate-wide ✓ Centralized oat procurement into Viterra
Establish Corporate Responsibility framework/commitment ✓ Completed comprehensive baseline assessment of Viterra's sustainability practices against global assessment criteria ✓ Established as one of Canada's leading agriculture companies involved in carbon credit program with 340,000 offsets representing 3.4 million acres ✓ Donated approximately $1.2 million to charities and organizations focused on health wellness, and safety

Objective Weighting	Objective	Performance Achieved[1]
	Individual Objectives	
25%	Launch high potential leaders program and a global talent program	Superior
25%	Sponsor a talent inventory review and undertake development and mentoring programs at the executive level	Superior
25%	Sponsor an overall baseline assessment of employee engagement	Superior
25%	To improve measures of all safety standards	Superior
	Overall Rating	Superior

Rex McLennan – Chief Financial Officer

Objective Weighting	Objective	Performance Achieved[1]
Individual Objectives		
20%	Ensure strategic financial viability through the development and timely implementation of corporate financial strategies and programs to support growth strategy	Superior
15%	Ensure Company external financings are well planned, timed and executed	Superior
10%	Establish and enhance the financial infrastructure of business processes, systems and controls to ensure integrity of reported financial results	Superior
10%	Lead the corporate financial vision, direction and execution	Superior
10%	Provide effective oversight and leadership in the evaluation and execution of acquisition transactions related to financial due diligence and integration of processes and systems	Superior
10%	Ensure Company meets all timelines for financial disclosure, and regulatory and rating agency requirements	Superior
5%	Lead initiatives to enhance the corporation's risk management policies, processes and governance with a focus on enterprise risk management	Superior
10%	Meet with the Board, major Shareholders and rating agencies on the Company's ability to achieve financial success and manage risks to maximize value	Superior
5%	Implement innovative solutions to improve delivery of financial services and contribution to business results	Superior
5%	Ensure Viterra has the financial talent necessary to meet requirements of a rapidly growing publicly traded global company	Superior
	Overall Rating	Superior

Francis Malecha – Chief Operating Officer

Objective Weighting	Objective	Performance Achieved[1]
Individual Objectives		
40%	Achieve targeted financial performance	Inconsistent
40%	Acquisition of ABB Grain expanding the business outside of Canada	Exceptional
5%	Successful integration of Western Co-operative Fertilizer Limited and achieving synergy targets	Solid
5%	Expand international trading with the opening of the Geneva office and a joint venture opportunity to extend the pipeline and build a distribution network	Superior
5%	Solidify feed manufacturing platform with the integration of Feed Products into Viterra	Solid
5%	Implement cost containment measures through optimization of fertilizer distribution, decreased grain expenses and integrated procurement of CanOat Milling with Viterra	Superior
	Overall Rating	Superior

Robert Miller - Senior Vice President Grain

Objective Weighting	Objective	Performance Achieved[1]
Business Unit Objectives		
50%	Achieve targeted financial results	Superior
10%	Achieve budgeted grain expenses	Solid
20%	Achieve budgeted grain pipeline margins	Superior
20%	Achieve market share targets	Solid
Individual Objectives		
50%	Achieve targeted financial results	Superior
10%	Achieve consolidated expense target for North America	Superior
10%	Achieve corporate safety targets	Solid
15%	Promote and raise focus on customer components that create value	Superior
15%	Investigate and implement strategic growth opportunities, including growth through value-added processing	Superior
	Overall Rating	Superior

Douglas Wonnacott - Senior Vice President Agri-Products

Objective Weighting	Objective	Performance Achieved[1]
	Business Unit Objectives	
50%	Achieve targeted financial results	Inconsistent
5%	Achieve corporate safety targets	Superior
5%	Achieve corporate safety initiatives through training	Superior
10%	Integration of Western Co-operative Fertilizers Limited	Superior
30%	Customer and strategic growth	Solid
	Individual Objectives	
50%	Achieve targeted financial results	Inconsistent
10%	Achieve corporate safety targets	Superior
30%	Execute on business unit strategic plan	Superior
10%	Integrate Western Co-operative Fertilizer Limited and attain synergy targets	Superior
	Overall Rating	Superior

Performance Graph

The following performance graph shows the cumulative return over the five-year period ended October 31, 2009 for Viterra's Common Shares of the Company, compared to the S&P/TSX Composite Index. The graph shows what a $100 investment in Viterra's Common Shares and the S&P/TSX Composite Index made October 31, 2004 would be worth at the end of each of the five years following the initial investment.



Viterra Inc. vs S&P/TSX Composite Index 5-Year Return Comparison
SWP/VT
S&P/TSX
$300
$285
$270
$255
$240
$225
$210
$195
$180
$165
$150
$135
$120
$105
$90
October 31/04
October 31/05
October 31/06
October 31/07
October 31/08
October 31/09

Notes:

- The Company has not paid any dividends on the Common Shares since July 31, 2001.
- The Standards & Poor (S&P)/TSX Composite Index is the total return index value, including dividends reinvested.

As illustrated in the graph above, Viterra's share price performance improved during fiscal 2009 following the market downturn in 2008. During this same time period, the compensation provided to Viterra's NEOs including the theoretical value of long-term incentive at grant, increased in order to align with the Company's compensation philosophy, which is based on the market 25th percentile of its peers for 2009. The actual value of Viterra's compensation, however, declined during 2009. In particular, the short-term incentive program paid out well below target. The most recent PSU grant is tracking below threshold and all but the 2003 and the most recent 2009 option awards, including the award granted under the AU Transaction/Synergy Program, currently do not have any intrinsic value (i.e., the option exercise price is currently higher than Viterra's share price).

Summary Compensation Table

The following table sets forth compensation earned by the CEO, CFO, and the other three most highly compensated officers of the Company (collectively, the "Named Executive Officers") for services provided in the fiscal year ended October 31, 2009.

Name and Principal Position (a)	Year (b)	Salary[1] ($) (c)	Share-Based Awards[2] ($) (d)	Option-Based Awards[3] ($) (e)	Non-Equity Incentive Plan Compensation ($) (f)		Pension Value ($)[6] (g)	All Other Compensation ($)[7] (h)	Total ($) (i)
					Annual Incentive Plans [4]	*Long-Term Incentive Plans* [5]			

Mayo M. Schmidt, President and Chief Executive Officer	2009	950,000	1,306,244	1,306,252	600,000	500,000	-	123,861 [8]	4,786,357
Rex McLennan, Chief Financial Officer[9]	2009	425,000	244,371	244,374	175,000	-	22,000	20,357	1,131,102
Francis J. Malecha, Chief Operating Officer	2009	480,000	312,001	312,001	225,000	200,000	22,000	26,000	1,577,002
Robert D. Miller, Senior Vice President, Grain	2009	350,000	201,255	201,252	210,000	614,500	22,000	13,000	1,612,007
R. Douglas Wonnacott, Senior Vice President, Agri-Products [10]	2009	325,000	186,875	186,876	125,000	-	22,000	10,500	856,251

Notes:

(1) Amounts reported represent the base salary amount paid to NEOs in 2009.

(2) Amounts reported were determined using the average share price during the last 20 trading days prior to the date of grant and Towers Watson's binomial valuation model. Values at award were $7.37 for PSUs and $8.45 for RSUs which represent 75% and 86% of the then market 20 trading day average price of $9.82. Towers Watson's binomial valuation model is used to ensure Viterra's long-term incentive awards are valued on a consistent basis with the market compensation data. For accounting liability, PSUs and RSUs are amortized over their vesting period and re-measured at the end of each reporting period, until settlement, using the quoted market value. The number of PSUs that vest depends on the achievement of accumulated EBITDA over a three-year performance cycle. Vesting ranges from 0% for performance below the threshold and up to 200% for outstanding performance. For additional information on the value of the PSU awards at October 31, 2009 see "Outstanding Share-Based Awards and Option-Based Awards".

(3) Amounts reported represent the grant date fair value of stock options awarded in 2009 determined using Viterra's share price on the date preceding the date of grant and Towers Watson's binomial valuation model. Values at award were $3.43 per option, which is 38% of the exercise price of $9.02. Towers Watson's binomial valuation model is used to ensure that Viterra's long-term incentives awards are valued on a consistent basis with the market compensation data. For accounting purposes, the expense related to stock options is recognized over the vesting period based on a fair value of $3.09 determined using the Black-Scholes option pricing model which is fundamentally similar to the binomial model used by Towers Watson. For the value of the stock option awards at October 31, 2009 see "Outstanding Share-Based Awards and Options-Based Awards".

(4) Annual incentive payments are cash payments under the Company's STIP. They are reported as compensation for the fiscal year in which they were earned. For additional information, see "Short-Term Incentive Plan".

(5) Amounts paid under the long-term incentive plans represent payments for the transaction and synergy component of the AU Transaction/Synergy Attainment Award Program. For additional information, see "Agricore United (AU) Transaction/Synergy Attainment Award Program".
(6) The amounts include the Company's pension contributions to the Company's defined contribution pension plan for the Named Executive Officers, excluding the President and Chief Executive Officer.

(7) For fiscal 2009, other than the amounts indicated, the value of perquisites and benefits for each Named Executive Officer did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus of such officer. The amounts reported represent the additional contributions made under the Company's defined contribution pension plan for the NEOs, excluding the President and Chief Executive Officer. For additional information, see "Defined Contribution Pension Plans".

Name	Contributions to the Pension Plan	Paid Directly to Executive	Total Paid
Rex McLennan	$22,000	$20,357	$42,357
Francis J. Malecha	$22,000	$26,000	$48,000
Robert D. Miller	$22,000	$13,000	$35,000
R. Douglas Wonnacott	$22,000	$10,500	$32,500

(8) For 2009, this amount includes $21,000 in contributions to a RRSP on behalf of Mr. Schmidt, and $74,000 that exceeds the statutory RRSP limit and is paid to Mr. Schmidt in cash. In addition, Mr. Schmidt was eligible for a paid executive auto lease in the amount of $22,361 and a flexible perquisite allowance in the amount of $6,500.
(9) Mr. McLennan joined the Company on February 4, 2008.
(10) Mr. Wonnacott joined the Company on December 17, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights as of October 31, 2009[1]	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans as of October 31, 2009 (excluding securities reflected in first column)[2]
Equity compensation plans approved by security holders	1,657,190	$12.67	8,522,809
Equity compensation plans not approved by security holders	-	-	-

Notes:
(1) This represents the number of Common Shares of the Company issuable upon the exercise of outstanding stock options.
(2) This represents the number of Common Shares of the Company available for future option grants under the Company's Management Stock Option Plan.

Outstanding Share-Based Awards and Option-Based Awards

	Option-Based Awards				Share-Based Awards	
Name	Number of Securities underlying unexercised options (#)	Option Exercise Price ($)[1]	Option Expiration Date	Value of unexercised in-the-money options [2] ($)	Number of shares or units of shares that have not vested [3] (#)	Market or payout value of share-based awards that have not vested [2] ($)
Mayo M. Schmidt	18,000 18,000 336,634 381,098	135.144 51.000 12.120 9.02	01/12/2010 02/21/2011 01/17/2016 31/10/2015	487,805	346,779	3,554,314
Rex McLennan[4]	71,296	9.02	31/10/2015	91,259	58,448	549,093
Francis J. Malecha	1,975 375 375 800 141,832 91,026	68.400 51.000 31.000 5.900 12.120 9.02	08/23/2010 08/21/2011 08/15/2012 08/14/2013 01/17/2016 31/10/2015	116,513	90,445	986,235
Robert D. Miller	58,715	9.02	31/10/2015	75,155	49,625	479,063
R. Douglas Wonnacott[5]	54,521	9.02	31/10/2015	69,787	36,285	268,284

Notes:

(1) Share price for the grants expiring prior to 2013, reflect the recapitalization of shares in February 2005. Class B Shareholders received one new Common Share for every 20 Class B shares.

(2) Value based on the closing price at October 30, 2009 or $10.30 per share.

(3) The outstanding equity awards in the sixth column represent outstanding awards pursuant to the Long-Term Incentive Plan for 2007 and 2008 grants. The reported number of units is based on the Company achieving the maximum payout for the 2007 grants based on performance (200% for PSUs) and achieving under threshold (0% for PSUs) for the 2008 grants.

(4) Mr. McLennan joined the Company on February 4, 2008.

(5) Mr. Wonnacott joined the Company on December 17, 2007.

Incentive Plan Awards – Value Vested or Earned during the Year

Name	Option-based awards - Value vested during the year ($)[1]	Share-based awards – Value vested during the year ($)[2]	Non-equity incentive plan compensation – Value earned during the year ($)[3]
Mayo M. Schmidt	$127,033	$3,480,750	1,100,000
Rex McLennan[4]	$30,419	-	175,000
Francis J. Malecha	$38,838	$669,375	425,000
Robert D. Miller	$25,052	$401,625	824,500
R. Douglas Wonnacott[5]	$23,263	-	125,000

Notes:
(1) These amounts reflect the aggregate dollar value that would have been realized if all options vested in 2009 were exercised on the vesting date.
(2) These amounts are the values of the PSUs and RSUs that were granted in fiscal 2006 and paid out in November 2008. The compensation values previously disclosed for the PSUs and RSUs were based on the number of units multiplied by the share value based on the $7.65 closing price on the last trading day prior to the vesting date of $7.65. Payments were made in shares.
(3) These amounts are for the STIP payments for 2009 that have been paid subsequent to year end and the payments under the transaction and synergy component of the AU Transaction/Synergy Attainment Award Program.
(4) Mr. McLennan joined the Company on February 4, 2008.
(5) Mr. Wonnacott joined the Company on December 17, 2007.

Pension Benefits

The following table outlines the accumulated benefits under Viterra's defined contribution plans. The actual benefits payable upon retirement are determined by the amount in each participant's account (based on contributions and realized investment returns), interest rates at the time benefits commence and the type of retirement vehicle selected (life income fund, life annuity, joint annuity, etc.).

Name	**Accumulated value at the start of year ($)**	**Compensatory ($)** [1]	**Non-compensatory ($)** [2]	**Accumulated value of year end ($)**
Rex McLennan	$18,880	$22,000	$2,698	$43,578
Francis J. Malecha	$151,759	$22,000	$23,787	$197,546
Robert D. Miller	$63,136	$22,000	$9,575	$94,711
R. Douglas Wonnacott	$17,828	$22,000	$5,140	$44,968

Notes:
(1) The amounts shown represent the employer contributions to the defined contribution pension plan.
(2) The amounts shown represent the investment earnings during the year.

Termination of Employment

Employment agreements and Change in Control Agreements are provided to senior executives to provide appropriate severance benefits that take into account the potential difficulty in obtaining comparable employment. The terms of these agreements are based on competitive practice and assist in the attraction and retention of top executive talent. The Company has entered into employment contracts with each of the Named Executive Officers. The employment contracts outline the terms and

conditions of employment, including base salary, incentive compensation based on approved short-term and long-term incentive plans, benefits and perquisites. In addition, the employment contracts include a non-compete clause for a period of 12 months from date of termination, confidentiality clause, non-solicitation clause for a period of 12 months from the date of termination and termination provisions. The Company has also entered into Change in Control Agreements with each of the Named Executive Officers. These contracts also contain a non-compete clause for a period of 12 months from date of termination, confidentiality clause and a non-solicitation clause for a period of 12 months from the date of termination.

Change in Control

Within 24 months of a "change of control" trigger, if the employment of the Named Executive Officers is terminated by the Company without cause or the Named Executive Officer leaves for "good reason", the Company will pay a severance payment equivalent to the amount listed in the table below. For greater clarity, the following is the definition of good reason.

"Good Reason" means:

(1) without the express written consent of the executive, any changes or series of changes in responsibilities or status of the executive, including any substantial change in remuneration, such that immediately after such a change or series of changes the responsibilities or status of the executive are reduced such that they are not substantially equivalent to such duties and status with the employer as they existed immediately prior to the Change of Control, except in connection with the termination of the executive's employment for just cause or on death, disability or retirement; or

(2) the executive has not been employed by, received an offer of employment from, retained or otherwise compensated by the purchaser or acquirer, as the case may be, on terms no less favourable to those enjoyed by the executive as of the date of the Change of Control; or

(3) if the employer, as a condition of continued employment, requires the executive to relocate to another city not acceptable to the executive.

The following table outlines the incremental cost that would have resulted if the employment of the Named Executive Officers was terminated without cause, was terminated following a change in control, or retired at October 31, 2009.

	Mayo M. Schmidt ($)	Rex McLennan ($)	Francis J. Malecha ($)	Robert D. Miller ($)	R. Douglas Wonnacott ($)
Resignation	-	-	-	-	-
Retirement	-	-	-	-	-
Death					
Medium-Term Incentive Plan	2,236,782	341,225	625,780	298,920	159,863
Total	$2,236,782	$341,225	$625,780	$298,920	$159,863
Involuntary Termination/Termination Without Cause					
Salary/Severance	2,850,000	425,000	720,000	350,000	325,000
Short-Term Incentive Plan	2,422,500	207,188	468,000	192,500	178,750
Medium-Term Incentive Plan	3,909,970	391,718	1,027,059	555,891	396,375
Long-Term Incentive Plan	-	-	-	-	-
Pension, Benefits and Perquisites	388,257	64,633	119,334	59,992	56,976
Total	$9,570,727	$1,088,539	$2,334,393	$1,158,383	$957,101
Termination Following Change in Control					
Salary/Severance	2,850,000	850,000	960,000	700,000	650,000
Short-Term Incentive Plan	2,701,521	659,766	703,001	413,024	369,063
Medium-Term Incentive Plan	3,909,970	652,863	1,027,059	555,891	396,375
Long-Term Incentive Plan	-	-	-	-	-
Pension, Benefits and Perquisites	388,257	129,266	159,112	119,984	113,952
Total	$9,849,748	$2,291,895	$2,849,172	$1,788,899	$1,529,390

The table below gives a summary of the compensation that would be paid to the NEOs if terminated on October 31, 2009.

NEO	Type of Termination	Salary (payment period)	Short-Term Incentive Plan (STIP)	Medium-Term Incentive Plan (MTIP)	Long-Term Incentive Plan (LTIP)	Pension, Benefits and Perquisites
President and Chief Executive Officer	Resignation	None	None	Unvested shares are cancelled	Continue to vest and are exercisable for 90 days	None
	Retirement	None	Pro-rated for year of termination based on performance and paid at the same time as other employees	RSUs vest on applicable vesting date PSUs vest based on achievement of targets on applicable vesting date The number of RSUs and PSUs are pro-rated for the year of retirement based on time worked during the fiscal year	Continue to vest and are exercisable for 12 months	None

	Death	None	Pro-rated to date of death based on performance	All unvested RSUs vest PSUs vest based on achievement of target pro-rated for the term of active employment The number of RSUs and PSUs are pro-rated for the year of death based on time worked during the fiscal year	Continue to vest and are exercisable for 12 months	None
	Termination without cause	36 months	Pro-rated for year of termination Additional 36 months based on performance paid at same time as other employees	Any unvested MTIP paid based on performance against targets pro-rated for length of performance period to date of termination	Ability to exercise during the payment period any options that have vested at date of termination	An amount equivalent to sum of employer contributions to pension, benefits and perquisites for length of the payment period.
	Termination without cause within 24 months of a change of control	36 months	Pro-rated for year of termination 3 times the average of previous three-year STIP awards	Any unvested MTIP paid at target	Subject to approval by the HR&CC all options continue to vest and are exercisable during the payment period	An amount equivalent to sum of employer contributions to pension, benefits and perquisites for 36 months
Chief Financial Officer	Resignation	None	None	Unvested shares are cancelled	Continue to vest and are exercisable for 90 days	None
	Retirement	None	Pro-rated for year of termination based on performance and paid at the same time as other employees	RSUs vest on applicable vesting date PSUs vest based on achievement of targets on applicable vesting date The number of RSUs and PSUs are pro-rated for the year of retirement based on time worked during the fiscal year	Continue to vest and are exercisable for 12 months	None

	Death	None	Pro-rated to date of death based on performance	All unvested RSUs vest PSUs vest based on achievement of target pro-rated for the term of active employment The number of RSUs and PSUs are pro-rated for the year of death based on time worked during the fiscal year	Continue to vest and are exercisable for 12 months	None
	Termination without cause	12 months if terminated after 1st but prior to 2nd year of employment and 18 months thereafter	75% of award at target pro-rated to date of termination occurs after 1st year of employment but prior to 2nd year and 100% of STIP at target pro-rated to date of termination after 2nd year	50% of any unvested MTIP paid based on performance against targets pro-rated for length of performance period to date of termination prior to 10 years of employment plus an additional 10% each subsequent full year up to a maximum of 100%	Ability to exercise during the payment period any options that have vested at date of termination	An amount equivalent to sum of employer contributions to pension, benefits and perquisites for length of the payment period
	Termination without cause within 24 months of a change of control	24 months	Pro-rated for year of termination 2 times the average of previous three-year awards	Any unvested MTIP paid based on performance against targets pro-rated for length of performance period to date of termination	Subject to approval by the HR&CC all options continue to vest and are exercisable during the payment period	An amount equivalent to sum of employer contributions to pension, benefits and perquisites for 24 months
Chief Operating Officer	Resignation	None	None	Unvested shares are cancelled	Continue to vest and are exercisable for 90 days	None
	Retirement	None	Pro-rated for year of termination	RSUs vest on applicable vesting date PSUs vest based on achievement of targets on applicable vesting date The number of RSUs and PSUs are pro-rated for the year of	Continue to vest and are exercisable for 12 months	None

				retirement based on time worked during the fiscal year		
	Death	None	Pro-rated for year of termination based on performance and paid at the same time as other employees	All unvested RSUs vest. PSUs vest based on achievement of target pro-rated for the term of active employment The number of RSUs and PSUs are pro-rated for the year of death based on time worked during the fiscal year	Continue to vest and are exercisable for 12 months	None
	Termination without cause	18 months	Pro-rated for year of termination Additional 18 months based on performance paid at same time as other employees	Any unvested MTIP paid based on performance against targets pro-rated for length of performance period to date of termination	Ability to exercise during the payment period any options that have vested at date of termination	An amount equivalent to sum of employer contributions to pension, benefits and perquisites for length of the payment period.
	Termination without cause within 24 months of a change of control	24 months	Pro-rated for year of termination 2 times the average of previous three year awards	Any unvested MTIP paid at target	Subject to approval by the HR&CC all options continue to vest and are exercisable during the payment period	An amount equivalent to sum of employer contributions to pension, benefits and perquisites for 24 months
Senior Vice President,Grain and Senior Vice President,	Resignation	None	None	Unvested shares are cancelled	Continue to vest and are exercisable for 90 days	None

Agri-Products	Retirement	None	Pro-rated for year of termination	RSUs vest on applicable vesting date PSUs vest based on achievement of targets on applicable vesting date The number of RSUs and PSUs are pro-rated for the year of retirement based on time worked during the fiscal year	Continue to vest and are exercisable for 12 months	None
	Death	None	Pro-rated for year of termination based on performance and paid at the same time as other employees	All unvested RSUs vest PSUs vest based on achievement of target pro-rated for the term of active employment The number of RSUs and PSUs are pro-rated for the year of death based on time worked during the fiscal year	Continue to vest and are exercisable for 12 months	None
	Termination without cause	12 months	Pro-rated for year of termination Additional 18 months based on performance paid at same time as other employees	Any unvested MTIP paid based on performance against targets pro-rated for length of performance period to date of termination	Ability to exercise during the payment period any options that have vested at date of termination	An amount equivalent to sum of employer contributions to pension, benefits and perquisites for length of the payment period
	Termination without cause within 24 months of a change of control	24 months	Pro-rated for year of termination 2 times the average of previous three year awards	Any unvested MTIP paid at target	Subject to approval by the HR&CC all options continue to vest and are exercisable during the payment period	An amount equivalent to sum of employer contributions to pension, benefits and perquisites for 24 months

COMPENSATION OF DIRECTORS

In fiscal 2009, the Directors of the Company, excluding the Chairman of the Board and Deputy Chairman, received an annual retainer of $50,000 (paid quarterly), an annual equity retainer, paid in the form of DSUs of $65,000 (paid quarterly) plus meeting fees of $1,500 paid for each Board or Committee meeting attended. In addition, the Chair of the Audit Committee received an annual retainer of $20,000 (paid quarterly), the Chair of the Compensation Committee received an annual retainer of $15,000 (paid quarterly), and any Director who chaired any other Committee received an annual retainer of $10,000 (paid quarterly), and any Director who was a member of a Committee received an annual retainer of $4,000 (paid quarterly). All Directors are reimbursed for travel and out-of-pocket expenses incurred while on Company business.

The Chairman of the Board did not receive any retainer or meeting fees but received an annual stipend of $150,000 in fiscal 2009. In addition, the Chairman received an annual Deferred Share Unit (DSU) grant of $125,000. He is reimbursed out-of-pocket expenses incurred while on Company business.

In September 2009, the Board created the position of Deputy Chair and established an annual stipend of $172,500. In addition, the Deputy Chair is eligible to collect meeting fees, travel expenses and Committee retainers as appropriate.

Commencing March 13, 2008, current Directors are required to hold three times their annual compensation in Common Shares of the Company within five years, to be met in part through a DSU Plan. New Directors will be required to hold three times their annual compensation in Common Shares within five years of their election to the Board, to be met in part through the DSU Plan.

The DSU Plan provides that a minimum of 40% of a Director's annual retainer and meeting fees will be put into the DSU Plan until they acquire three times their annual compensation in Common Shares/DSUs of the Company. Each year, Directors have the option to elect to receive a larger portion or all of their annual retainer and any additional fees in the form of DSUs. Directors contribute on a quarterly basis to the DSU Plan and these funds are utilized to purchase DSUs. In addition, a Director's annual equity retainer is paid in DSUs. The price for the DSU is determined using the average of the last 20 trading days prior to the funds being put in. Directors are eligible to withdraw from the plan when they cease to be a member of the Board. Payments from the plan will be made either in Common Shares or cash.

CORPORATE GOVERNANCE

Composition of the Board

The Board was comprised of 10 Directors from March 11, 2009 to September 23, 2009 when Mr. Pinder stepped down from the Board and four former directors of ABB Grain Ltd., Messrs. Gunner, Venning, Daniel and Osborn, were appointed to the Board, bringing the total number of Directors to 13. As indicated at the time of his resignation, Mr. Pinder's resignation was obtained in order to facilitate the appointment of these four directors. He is being nominated to return to the Board. The Nominating/Corporate Governance Committee is mandated to recommend a slate of Directors to the Board for election by Shareholders at each annual meeting. Farmer participation on the Board is solicited through the Western Farm Leadership Co-operative Ltd., a self-governing organization funded by Viterra. This organization, whose membership includes customers of Viterra, provides a slate of four candidates to Viterra's Nominating/Corporate Governance Committee for consideration to form part of the slate of candidates to be voted on by Shareholders, from which two were selected for the slate. The remaining nominees to the Board, which includes the President and Chief Executive Officer, have been recommended by the Committee and have been approved by the Board for subsequent election by Shareholders.

Based upon its review, the Board has concluded that, other than the President and Chief Executive Officer, the Directors of Viterra are all "independent", within the meaning of National Instrument 58-101 Disclosure of Corporate Governance Practices (NI 58-101) and National Instrument 52-110 Audit Committees (NI 52-110) of the Canadian Securities Administrators.

The Directors whose principal occupation is farming typically continue to have a business relationship with Viterra, as agricultural producers that regularly do business with Viterra and its subsidiaries. These business relationships do not, in the opinion of the Board, result in any of the farmer-Directors not being "independent" within the meaning of NI 58-101 or NI 52-110.

As indicated above, Directors have minimum shareholding requirements. It is the opinion of the Board that these minimum investment requirements do not result in any of the Directors not being independent within the meaning of NI 52-110. See "Executive Compensation – Compensation of Directors."

The Board, as a whole, elects from its ranks a Chairman of the Board. Mr. Thomas Birks is the current Chairman of the Board and is an independent Director. In addition, in September 2009, the Board

created the position of Deputy Chair and appointed Mr. Gunner to the position. Mr. Gunner is an independent Director.

The Board, in conjunction with each and every Board meeting, holds an in-camera session exclusive of non-independent Board members or management.

Directors are not term limited, and the Company has not instituted a retirement policy.

Board Mandate

The current Board mandate, which is reviewed on an annual basis, is attached as Appendix A.

Position Descriptions

The Board has developed position descriptions for Directors in general and specifically for the positions of President and Chief Executive Officer, Chairman of the Board and the Deputy Chairman. There are no specific position descriptions for Chairs of Board Committees, although each Committee has a mandate by which its members and Chairs are assessed.

Orientation and Continuing Education

New Directors participate in a Directors' orientation program and receive Directors' handbooks containing information on Directors' responsibilities, terms of reference for the Board and its Committees, together with Board policies and procedures. The Board reviews Directors' responsibilities annually.

The Board's Nominating/Corporate Governance Committee is responsible for establishing and administering, subject to Board approval, ongoing Board development programs that include both general Board training activities and individual development activities. Examples of these activities include periodic visitations to Company facilities and presentations by internal and external experts on emerging issues or matters of particular significance to the Company. Development activities are specifically identified for new Directors in this program.

In addition, a budget is provided annually for each Director to attend industry courses and seminars.

Code of Business Conduct

The Company enhanced its Code of Business Conduct (the Code) in fiscal 2004 and again in fiscal 2007 upon the acquisition of Agricore United. The Code applies to Viterra's Board of Directors, its officers and its employees, each of whom has received a copy of the Code. In addition, new employees are introduced to the Code as part of their orientation to the Company. The Code provides guidance on topics such as legal, workplace and environmental compliance, protection of Company assets, conflicts of interest, confidentiality and insider trading. Guidelines have been provided for reporting potential violations of the Code. In addition, Viterra has established an independent, anonymous reporting telephone line that is available to Directors, officers and employees.

ABB Grain has a similar Code and Ethics hotline, which continues at this time. As part of the integration of ABB Grain, it is anticipated that these programs will be merged.
The responsibility for monitoring compliance with the Code lies with the Audit Committee of the Board. Management's Risk Management Committee reports on Code compliance to the Audit Committee on a quarterly basis. No waivers have been granted with respect to this Code of Business Conduct since implementation. A copy of the Company's Code of Business Conduct and the Audit Committee Charter are available on the Company's website at www.viterra.ca.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee, which is comprised entirely of independent Directors, is mandated to recruit, assess and propose a slate of Directors for Board approval and subsequent election by Shareholders.

The Nominating/Corporate Governance Committee is also responsible for developing processes to assess Board, Committee and individual Director effectiveness and to consider the development needs of the Board as a whole and for individual Directors.

The mandate of the Nominating/Corporate Governance Committee is attached as Appendix B.

Compensation Committee

The Compensation Committee of the Board, which is comprised entirely of independent Directors, is governed by this Committee's Terms of Reference, which is attached as Appendix C.

The Compensation Committee retained a human resource consulting firm during the 2008 fiscal year to provide assistance to the Committee in assessing the appropriateness of the Company's Board and executive compensation package.

Audit Committee

The Audit Committee of the Board, which is comprised entirely of independent Directors, is governed by this Committee's Charter, which is attached as Appendix D.

The Audit Committee's responsibility is to ensure that appropriate due diligence has been directed towards the control, accountability and financial reporting functions of the Company, communicate effectively with the Board, external auditor, internal auditors and senior management, ensure the independence of the external and internal auditors and to fulfil its oversight responsibility relating to risk management processes.

Safety, Environment and Health Committee

In September 2009, the Board of Directors established the Safety, Environment and Health Committee. The Terms of Reference for the Committee include oversight regarding operational safety, health – grain dust, lifting, chemicals, etc. - WHMIS, Canada Labour Code compliance, environmental risk, reclamation work. The Committee will provide strategic advice to management regarding government relations and community interaction.

Regular Board Assessments

The Company has implemented a process through the Nominating/Corporate Governance Committee, whereby the effectiveness of its Directors both as a whole and on an individual basis, is assessed annually, including a peer-to-peer review. The Company has implemented a specific assessment process for Board Committees. These processes were put in abeyance in this fiscal year due to the significant changes in Board makeup as a result of the ABB Grain acquisition. It is anticipated that the Board shall return to its normal processes going forward.

When utilizing the survey systems, all evaluations are carried out through an anonymous survey process on a secure website. The results are tabulated and provided to the Nominating/Corporate Governance Committee. To the extent deficiencies in Board or Director performance is identified, either through the survey systems or through external review by consultants, the Committee may recommend updated Board practices.

Executive Officers

Name	Municipality	Office
Mayo M. Schmidt	Calgary, AB	President and Chief Executive Officer
Francis J. Malecha	Calgary, AB	Chief Operating Officer
Rex McLennan	Calgary, AB	Chief Financial Officer
Steven Berger	Calgary, AB	Senior Vice-President, Human Resources and Transformation
Donald Chapman	Singapore	Senior Vice-President, International Grain
Raymond J. Dean	Regina, SK	Senior Vice-President and General Counsel/Corporate Secretary
Karl Gerrand	Portage la Prairie, MB	Senior Vice-President, Food Processing
Rob Gordon	Adelaide, Australia	Senior Vice-President and President South East Asia
Robert D. Miller	Regina, SK	Senior Vice-President, North American Grain
William Mooney	West Vancouver, BC	Senior Vice-President, Feed Products
Andrew Muirhead	Calgary, AB	Senior Vice-President, Corporate Development
George Prosk	Winnipeg, MB	Senior Vice-President, Financial Products
Colleen Vancha	Regina, SK	Senior Vice-President, Investor Relations and Corporate Affairs
Doug Wonnacott	Regina, SK	Senior Vice-President, Agri-Products
Mike Brooks	Regina, SK	Chief Information Officer and Vice-President, Information Technology
Ron Cameron	Regina, SK	Vice-President, Group Controller
Grant P. Theaker	Regina, SK	Vice-President and Treasurer

Notes:
All of the above officers have been engaged for more than five years in their present positions, or substantially similar positions or other executive positions with Viterra or its subsidiaries, except for:

- Rex McLennan, who, prior to January 29, 2008, served as Executive Vice-President and CFO for Vancouver 2010 "VANOC", the organizing committee for the 2010 Olympic and Paralympic Winter Games, and prior to that, was Executive Vice-President and CFO for Placer Dome Inc.;
- Steven Berger, who, prior to January 2007, was a Senior Executive (Partner), Corporate Strategy/M&A Practice with Accenture;
- Donald Chapman, who, prior to October 2007, was Managing Director – Chief Trader at Toepfer International, Asia Pte Ltd.;
- Rob Gordon, who, prior to January 17th, 2010, was the CEO and Managing Director of Dairy Farmers Pty Ltd.;
- Robert D. Miller, who, prior to April 2005, was Senior Merchandising Manager, Grain Operations at General Mills Inc.;
- Andrew Muirhead, who, prior to January 7, 2008, was on sabbatical commencing October 1, 2007 and prior to that was Vice-President and Director of Investment Banking at TD Securities Inc.;

- William Mooney, who, prior to November 2008, held senior management positions with the Company;
- George Prosk, who, prior to June 2007, was Vice-President of Financial Markets at Agricore United;
- Doug Wonnacott, who, prior to January 2008, was Vice-President of Agriliance LLC; and
- Ron Cameron, who, prior to February 2005, was Vice-President and CFO at Saskferco Products Inc.

At October 31, 2008, the Directors and senior officers of Viterra, as a group, beneficially owned or controlled, directly or indirectly, 2,025,743 Common Shares of the Company, which represents 0.85% of the total outstanding Common Shares.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the System for Electronic Document Analysis and Retrieval (SEDAR) under the Company's name, at www.sedar.com. Additional financial information is contained in the Company's comparative financial statements for the year ended October 31, 2009 and the Company's Management's Discussion and Analysis relating to the same, which are available on SEDAR and on the Company's website at www.viterra.ca. Shareholders may contact the Vice-President, Investor Relations and Corporate Affairs, 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9, telephone (306) 569-4859 or email investor@viterra.ca to request copies of the Company's Consolidated Financial Statements and Management's Discussion and Analysis.

The final date by which the Company must receive a proposal for any matter that a Shareholder proposes to raise at the annual meeting of the Company to be held in 2011 is November 3, 2010.

BOARD OF DIRECTORS APPROVAL

The contents and sending of this Circular have been approved by the Board.

By Order of the Board of Directors

(signed) Raymond J. Dean
Senior Vice-President and
General Counsel/Corporate Secretary

APPENDIX A - BOARD OF DIRECTORS - MANDATE

Article One: Objectives

1.1 **Objectives:** The Board has the responsibility to oversee the conduct of the business of the Corporation and to supervise management who is responsible for the day-to-day conduct of the business. The Board explicitly acknowledges its role as stewards of the corporation's assets. The Board adds value by working with management to build a successful corporation and enhance value for shareholders and stakeholders. The Board's fundamental objectives are:

a. To enhance and preserve long term value for shareholders and stakeholders;
b. To ensure that the Corporation meets its obligations on an ongoing basis; and
c. To ensure that the Corporation operates in a reliable and ethical manner in compliance with the Canadian Business Corporations Act (the "Act"), the bylaws of the Corporation and applicable legislation and regulation.

Article Two: Constitution of the Board

2.1 **Constitution of the Board**: The Board shall be composed of a minimum of 5 and a maximum of 15 directors elected in accordance with the requirements of the bylaws as amended from time to time. At least two directors shall be identified by the Western Farm Leadership Cooperative for consideration by the Nominating/Corporate Governance Committee of the Board in accordance with the terms of the Funding Agreement between the Company and that organization in effect from time to time. After receiving the recommendations of the Nominating/Corporate Governance Committee of the Board, the committee shall recommend some or all of those candidates together with other appropriate candidates, the majority of whom will be Independent Directors and will include the President and Chief Executive Officer, to the Board for approval and subsequent election by the shareholders. Independent Directors will be independent of management and free from any interest in or business relationship that may materially interfere with such director's ability to act in the best interests of the Corporation. Without limiting the foregoing, an Independent Director will not be (or have been in the two years preceding nomination) a supplier of a material amount of goods or services to the Corporation or a relative of a director or officer of the Corporation. Independent Directors shall provide diversity of background, skills and competencies for the board (e.g. financial expertise/professional background).

2.2 **Chairman of the Board**: The Board shall annually elect an Independent Director to act as Chairman of the Board. The Chairman of the Board shall not be an officer or employee of the Corporation. However, upon and by virtue of being elected Chairman of the Board, the individual shall receive compensation and benefits established by the Board of Directors on recommendation from appropriate Board Committees from time to time for this position.

Article Three: Procedures

3.1 **Quorum:** No business shall be conducted at any meeting of the directors unless a quorum of the directors is present at the time the meeting is called to order. The quorum shall consist of two-thirds of the directors who have been elected at the date on which notice of the meeting is given or, if notice was waived, on the date the meeting is held.

Article Four: Authority of the Board

4.1 **General Powers:** The Board of Directors has the general authority to exercise the powers of the Corporation not reserved to the shareholders, directly and indirectly, through the employees and agents of the Corporation. The Board is responsible to supervise and direct the management of the

business and affairs of the Corporation in accordance with the Act, bylaws and applicable legislation and regulation. Such responsibility does not include the day-to-day management of the Corporation which has been delegated to management.

4.2 **Board Committees:** The Board of Directors shall constitute such committees of the Board of Directors as may be required, shall develop the terms of reference which set out their authority and responsibilities, shall elect or make appointments to such committees, and shall receive reports and appraise the performance of such committees. Such committees shall be comprised of a majority of Independent Directors and shall include:

4.2.1 Nominating/Corporate Governance Committee;
4.2.2 Audit Committee;
4.2.3 Human Resource & Compensation Committee; and
4.2.4 Safety, Health and Environmental Committee.

4.3 **Delegation:** The Board of Directors may delegate to such committees or one or more of the directors and officers of the Corporation as may be designated by the board all or any of the powers conferred on the board to such extent and in such manner as the board shall determine at the time of each such delegation excepting the following powers:

a. To submit to shareholders any question or matter requiring the approval of the shareholders;
b. To issue securities or to authorize the issue of securities in the manner and on the terms set by the Board of Directors;
c. To declare dividends;
d. To purchase, redeem or otherwise acquire shares issued by the Corporation;
e. To pay a commission on the sale of shares;
f. To approve a management proxy circular; or
g. To approve the financial statements of the Corporation.

Article Five: Corporate Responsibilities of the Board

5.1 **President and Chief Executive Officer:** The board, with the assistance of the committees identified, has the responsibility to:

a. Select and, if necessary, replace the President and Chief Executive Officer;
b. With the assistance of the Nominating/Corporate Governance Committee establish and periodically review the position description for the President and Chief Executive Officer;
c. With the assistance of the Human Resource & Compensation Committee, establish annual performance measures for the President and Chief Executive Officer;
d. With the assistance of the Human Resource & Compensation Committee, annually review the performance of the President and Chief Executive Officer against the position description and the established performance measures;
e. With the assistance of the Human Resource & Compensation Committee establish the compensation for the President and Chief Executive Officer;
f. With the assistance of the Human Resource & Compensation Committee, engage in succession planning for the position of President and Chief Executive Officer and senior officers; and
g. Provide advice and guidance to the President and Chief Executive Officer.

5.2 **Chairman of the Board:** The board, directly and with the assistance of committees identified, has the responsibility to:

a. Elect the Chairman of the Board;
b. With the assistance of the Nominating/Corporate Governance Committee establish and periodically review the position description for the Chairman of the Board;

c. With the assistance of the Nominating/Corporate Governance Committee, annually review the performance of the Chairman of the Board against the position description and any established performance measures; and

d. With the assistance of the Nominating/Corporate Governance Committee, annually review the appropriateness and form of compensation for the Chairman of the Board to ensure that such compensation reflects the responsibilities of such position.

5.3 **Senior Management**: The Board, with the assistance of the committees identified, has the responsibility to work with the President and Chief Executive Officer to:

a. Ratify and approve the appointment of senior management;

b. Monitor the performance of senior management;

c. With the assistance of the Human Resource & Compensation Committee, approve the compensation of senior management; and

d. With the assistance of the Human Resource & Compensation Committee, ensure that adequate provision has been made for training and developing management and for the orderly succession of management.

5.4 **Strategic Planning:** The Board has the responsibility to contribute to the development of the Corporation's strategic direction and to approve a strategic plan which takes into account business opportunities and business risks. The Board also has the responsibility to review regularly with management the strategic environment, the emergence of new opportunities and risks and the implications for the strategic direction of the corporation. To fulfill such responsibilities the Board will:

a. Participate in strategic planning sessions with management to identify and review the strategic environment and business risks and opportunities;

b. Continually review and approve the strategic plan of the Corporation;

c. Regularly review with management new or emerging risks/opportunities on the strategic plan of the company;

d. Monitor the implementation of the strategic plan;

e. Annually approve the operating budgets and capital budgets of the Corporation.

5.5 **Risk Management**: The Board has the responsibility to understand the principal risks of the Corporation's businesses and to ensure the Corporation achieves a proper balance between risks incurred and the potential return to shareholders. The Board is responsible for overseeing and monitoring management's system for monitoring and managing business risks. To fulfill such responsibilities, the Board will:

a. Provide oversight in the identification of business risks as part of the strategic planning process;

b. Through the Audit Committee of the Board, review the activities of the Corporation's Risk Management Committee, the Corporation's risk management policies and practices and the Corporation's internal control systems; and

c. Through the Audit Committee of the Board, review regularly the Corporation's information management systems.

5.6 **Communications Policy & Practices**: The Board is responsible for ensuring the Corporation communicates effectively with its shareholders, other stakeholders and the public generally. To fulfill such responsibilities, the Board will:

a. With the assistance of the Nominating/Corporate Governance Committee, review annually the Corporation's disclosure policy;

b. Review regularly the Corporation's investor relations activities including the relationship between the Corporation and investment dealers; and

c. With the assistance of the Audit Committee and Compensation Committee, review and approve significant shareholder communications (including the MD&A and press releases

d. respecting quarterly results, the AIF and any Management Information Circular) to ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders, regulators and the general public on a timely and regular basis.

5.7 **Director Compensation**: The Board of Directors will, with the assistance of the Nominating/Corporate Governance Committee, annually review the adequacy and form of compensation of directors and Committee Chairs to determine whether the compensation realistically reflects the responsibilities and risks involved in being an effective director and set director compensation accordingly.

5.8 **Monitoring Management**: The Board directly and with the assistance of the identified committees has the responsibility to:

a. Monitor the Corporation's progress towards its goals and objectives and to ensure corrective action is taken as necessary;
b. Monitor results of financial plans;
c. With the assistance of the Audit Committee, monitor the Corporation's control and information systems;
d. With the assistance of the Human Resource & Compensation Committee, ensure the Corporation has appropriate human resources policies and practices; and
e. With the assistance of the Safety, Health & Environmental Committee, ensure the Corporation has appropriate environmental policies and practices.

5.9 **Expenditure Approvals:** The board has the sole authority to approve or to delegate to a committee or specified individual the following: single capital and operating commitments, investments and disposition of assets exceeding $10 million within the approved capital budgets, and exceeding $3 million for single capital and other operating commitments, investment and disposition of assets outside of the annually approved budgets; and that the authority to approve transactions below said amount is granted to the President & Chief Executive Officer.

Article Six: Recruitment & Assessment

6.1 The Board, directly and through the Nominating/Corporate Governance Committee, is responsible for assessing, in light of the opportunities and risks facing the company, what competencies, skills and personal qualities are required to add value to the Company and how those competencies, skills and personal qualities will be accessed. To fulfill such responsibilities the Board, through the Nominating/Corporate Governance Committee shall annually review and consider the selection process for Directors and the director recruitment and development plans of the Corporation.

6.2 The Board, directly and through the Nominating/Corporate Governance Committee, is responsible for assessing on an annual basis the effectiveness of the Board, the Board Committees, Committee Chairs, the Chair of the Board and individual directors. The Board is responsible for reviewing the results of such assessments and determining what measures are necessary to improve effectiveness.

Approved by the Board: March 2009

APPENDIX B - NOMINATING/CORPORATE GOVERNANCE COMMITTEE MANDATE

PREAMBLE:

The Board is the most senior decision-making body in Viterra. It (i) establishes objectives for the Corporation's direction through the adoption of its strategic plan; (ii) identifies the principal business risks and ensures appropriate systems are in place to manage these risks; (iii) appoints the President and Chief Executive Officer, gives direction, and assesses performance; (iv) establishes a communication policy for the Corporation, and; (v) ensures the integrity of the internal control and management information systems. The Board also performs an advisory function, a trustee function, and a leadership function. All of these are vital to the growth and development of the Company. Individual Board members require a thorough understanding of the concepts involved.

A director is required to work toward the continual improvement of his/her knowledge and skills and to participate in training experiences in order to provide leadership toward the attainment of objectives of the organization. It is the policy of Viterra to provide Board and director training experiences in keeping with the needs of the Board as the senior decision-making body of the Corporation.

COMPOSITION:

The Committee is a standing committee of the Board and shall consist of a majority of Independent Directors, as that term is defined by Canadian Securities Administrators, elected by the Board.

The Committee shall elect from its numbers a Chairperson of the Committee, who will be responsible for the development of the Committee agendas, document review and discussion of issues with senior management.

A staff person will act as secretary to the Committee.

The Committee may recommend sub-committees of its own members and/or representatives of management.

The Committee may, from time to time, solicit management and staff support for specific resource requirements.

The Committee may, from time to time, retain legal or other consultants to gather information and provide advice to the Committee. In this regard, it shall be the responsibility of the Committee Chair, on behalf of and in consultation with the Committee, to pre-approve, in writing, the scope of the work to be undertaken and the fees to be incurred. Management shall prepare a report outlining all such fees incurred and present same at each quarterly meeting of the Committee.

AUTHORITY:

The Committee gets its authority from the Board. Its authority related to policy making is limited to making recommendations to the Board of Directors. The Committee may develop and recommend plans which commit the Board to participate in training or development activities.

The Committee is authorized to (i) undertake a process to assess Board of Directors effectiveness; (ii) consider the development needs of both the Board of Directors as a whole as well as for individual board members, and (iii) undertake a process for Director Peer Assessment reviews.

DUTIES AND RESPONSIBILITIES:

The Committee has the general responsibility for developing the Company's approach to governance issues and submit its recommendations to the Board for approval. In particular, the Committee will:

- Ensure processes are in place to enhance and assess the effectiveness of the Board, its Committees and their Chairs, the Chair of the Board and each director.
- Analyze needs and plan for the provision of training and development policies and programs for the Board.
- Continually monitor the composition of the Board and required expertise and industry knowledge of Board members and shall develop processes to recruit potential new Board members should the need arise to fill any Board vacancies amongst the Independent Directors.
- In conjunction with the Chair of the Board, recommend to the Board the composition of all Board Committees.
- The committee will annually recommend to the Board, an individual to be elected to the position of Chairman of the Board.
- Review the list of candidates for directors presented by the Western Farm Leadership Co-operative ("WFLC") and where appropriate, recommend a minimum of two to the Board to form a portion of the slate of directors.

The Committee will undertake the following duties:

- Annually review, evaluate and recommend methods and processes for evaluating Board and Committee effectiveness.
- Review and recommend, for Board approval, the schedule of Board meetings for each upcoming year.
- Monitor and review corporate disclosure policies, and corporate guidelines for maintaining confidentiality, and recommend changes and action required to deal with breaches of policy or guidelines.
- Review and recommend to the Board annually, the Governance Section of the Annual Information Form and the Management Information Circular.
- Provide guidance to management to ensure an appropriate orientation and education program for individual directors and the Board of Directors as a whole is in place.
- Periodically, review the format and quality of information and presentations provided to the Board by management.
- Maintain knowledge of latest developments with regard to corporate governance, in general, and directors' duties and responsibilities, in particular, and make recommendations to the Board in regard to such matters and developments as may be deemed necessary.
- Review requests from directors seeking access to professional advisors in accordance with the "Director Access to Legal or Other Professional Services Policy".
- Review such other matters of a corporate governance nature as may be directed by the Board from time to time.

- Annually review all Board Committee Terms of Reference and recommend to the Board of Directors.

Particular duties with respect to Board Training and Development include:

- Approve training and development for the Board as a whole.
- Approve individual training or development experiences for individual directors based on specific identified needs.
- Monitor and assess the value of training programs and recommend changes.
- Search out and utilize appropriate resource people as required.
- Ensure maintenance of records of director participation in Board development activities.

Training Guidelines:

The Committee will take into account the varying needs of individual Board members and the Board of Directors as a whole. The following will be considered in needs assessment:

- The specific responsibilities of the individual Board member.
- Individual competencies of Board members.
- Individual experience within the control structure of the company.
- The experience gained by involvement in other organizations.

Training and development experiences for Board members should be provided in order to:

- Increase individual communication skills (verbal, presentational, and writing).
- Provide for a productive relationship with management and staff.
- Increase understanding of management responsibilities, human resource needs, financing the organization, operating policies, and programs.
- Broaden individual understanding of the economic and social environment in Saskatchewan and Canada.

PROCEDURES AND BUDGET:

Meetings shall be convened by the Chair and will normally be associated with regular quarterly meetings of the Board. Other meetings may be convened as necessary.

Meeting agendas will be developed by the Committee Chair and secretary.

Minutes of Committee meetings will be sent to all Board members and relevant executive and management staff. Reports on the conduct of the meetings will be made to the Board.

The Committee does not have its own budget. Committee member fees and expenses are budgeted as general Board costs.

TERMS OF REFERENCE REVIEW:

The Committee will review its terms of reference annually and recommend any changes to the Board of Directors.

APPENDIX C – HUMAN RESOURCE & COMPENSATION COMMITTEE - TERMS OF REFERENCE

CONSTITUTION

The Human Resource & Compensation Committee is a standing committee of the Board of Directors to advise the Board with respect to compensation policy generally and specific responsibilities which follow.

The Committee is a standing committee of the Board and shall consist of Independent Directors, as that term is defined by Canadian Securities Administrators, elected by the Board. The Chair of the Committee shall be selected from the members of the committee.

The Committee shall meet at least three times annually with such additional meetings as may be required. A meeting can be requested by the Chair or any two members of the Committee. A quorum shall consist of three members.

The Committee may appoint a Secretary to keep minutes of the meetings. Such minutes shall be distributed to committee members, filed with the General Counsel of the Company, and made available to directors by posting on the Directors Website. A verbal report to the full Board shall be made at the next meeting of the Board of Directors.

The Committee may, from time to time, retain legal or other consultants to gather information and provide advice to the committee. In this regard, it shall be the responsibility of the Committee Chair, on behalf of and in consultation with the Committee, to pre-approve, in writing, the scope of the work to be undertaken and the fees to be incurred. Management shall prepare a report outlining all such fees incurred and present same at each quarterly meeting of the Committee.

The authority of the Committee shall be limited to providing recommendations to the Board of Directors unless the Board has specifically delegated otherwise.

Responsibilities

The role of the Committee includes the following:

1. To recommend annually a compensation policy for the Company within the context of the formal corporate strategic plan and the compensation philosophy therein.

2. To recommend to the Board, and review annually, Chief Executive Officer's compensation. In addition, and related to this process, the committee shall preside over an annual Performance Review of the CEO and the setting of specific objectives for the following year.

3. To recommend to the Board for approval all forms of compensation of the Officers of the Company in conjunction with the recommendations of the CEO.

4. To review management recommendations for all forms of compensation for out of scope employees, collective bargaining mandates, and tentative agreements.

5. To establish and review annually with the Board a succession planning process including professional development and an emergency replacement plan.

6. To preside over all compensation aspects of Company disclosure including but not limited to the Executive Compensation section, in the Company's Annual Information Form.

7. To review annually the Terms of Reference of the Committee and recommend changes, if any, to the Nominating/Corporate Governance Committee and to the Board.

Reviewed by the Board: March 2009

APPENDIX D – AUDIT COMMITTEE CHARTER

OBJECTIVES

Primary responsibility for Viterra Inc.'s (the "Company") consolidated financial reporting and control systems is vested in Corporate Management and is overseen by the Audit Committee on behalf of the Board of Directors. The Audit Committee is a standing committee of the Board established to:

1. Regularly report to the full Board to assist the Board in fulfilling its fiduciary responsibilities in regard to financial reporting, internal control systems, relationships with auditors, legal and ethical conduct, and accountability for the use of assets.

2. Ensure that appropriate due diligence has been directed towards the control, accountability, and financial reporting functions of the Company.

3. Communicate effectively with the Board, external auditor, internal auditors, and senior management.

4. Ensure the independence of the external and internal auditors.

5. Fulfill its oversight responsibility relating to risk management processes.

AUTHORITY

The Board of Directors grants the Audit Committee the authority to carry out the specific responsibilities outlined in this Charter, in order to achieve its stated objectives. The Audit Committee shall have access to personnel, documents, records and resources necessary to carry out its responsibilities. The Committee shall have the authority to authorize investigations into any matter within the Committee's scope of responsibilities and is empowered to retain special legal, accounting, or other consultants to advise the Committee.

MEMBERSHIP

The Committee shall be composed of five Directors; all of whom will be Independent Directors (as that phrase is defined in National Instrument 52-110 of the Canadian Securities Administrators as amended from time to time), selected by the Board on an annual basis. The Board will annually elect one of the Committee members to serve as the Committee Chairperson who has the appropriate level of financial expertise (e.g. accounting designation or professional experience). All members of the Committee must have reasonable knowledge of the agricultural industry and be financially literate (possesses the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that could be reasonably expected to be encountered at the Company), or acquire such financial literacy within a reasonable period of time after appointment to the Committee.

Each member shall be free of any direct or indirect material relationship with the Company that, in the opinion of the Board, would interfere with his or her individual exercise of independent judgement. All members may serve any number of consecutive terms in order to ensure some continuity to the Committee. In the event of mid-term vacancies, the Board will elect replacement directors to complete the term. All decisions require majority approval of the Committee.

MEETINGS/ATTENDANCE/AGENDA

The Committee will meet at least quarterly. A quorum shall consist of three members. The Audit Committee shall determine attendance at all meetings. Meetings may be held in person, by conference telephone call, or by any individual member participating by conference telephone or videoconference.

Meetings may be held at the call of the Chairperson or any member of the Audit Committee or the external auditor of the Company. A meeting of the Audit Committee may be held and duly constituted at any time without notice if all the Audit Committee members are present or, if any be absent, those absent have waived notice or signified their consent in writing to the meeting being held in their absence.

The Chairperson shall, in consultation with management and the auditors, establish the agenda for the meetings and ensure that properly prepared agenda materials are circulated to members in sufficient time for study prior to the meeting. Audit Committee members may recommend agenda items subject to approval of the agenda by the Committee.

The Audit Committee will maintain minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors. Minutes of Audit Committee meetings will be circulated to all Board members upon approval by the Committee.

SPECIFIC RESPONSIBILITIES AND DUTIES

A. Annual Information

1. Review the annual consolidated financial statements and recommend their approval to the Board, after discussing with management and the auditors, matters pertaining to:
    - the selection, application, and quality of accounting policies;
    - significant accounting judgements, accruals and estimates; and
    - significant disclosure or presentation issues addressed by management, the external auditor, and the internal auditor during the course of the audit and preparation of the financial statements.

2. Review and recommend for approval by the Board of Directors, the annual Management's Discussion and Analysis (MD&A).

3. Obtain certifications from the Chief Executive Officer and the Chief Financial Officer (and considering the external auditors' comments, if any, thereon) to their knowledge that the audited financial statements, together with any financial information included in the annual MD&A, fairly represent in all material respects the Company's financial condition, cash flow and results of operation, as of the date and for the periods presented in such filings.

4. Review the planning and results of the external audit, including:
    - the engagement letter and projected audit fee;
    - the scope of the audit, including areas of audit risk, timetable, deadlines, materiality limits, extent of internal control testing, and co-ordination with internal audit;
    - various reports issued by the external auditor including:
        - the auditor's report
        - all critical accounting policies and practices used,

    - material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management,
    - ramifications of the use of alternative disclosures and treatments,
    - treatment preferred by the external auditors, and
    - any material written communications between the external auditors and management (i.e.; management representation letter, internal control letter, schedule of unadjusted differences); and
- any errors detected by the audit, how they were resolved with management, and whether they indicate a weakness in the reporting and control system.
- Any other matters required to be communicated to the Audit Committee by the external auditors under generally accepted auditing standards, applicable law or listing standards.

5. Review and recommend for approval by the Board of Directors, any news releases dealing with financial issues in accordance with the Company's Disclosure Policy.

6. Review and recommend for approval by the Board of Directors, the Annual Information Form.

B. Interim Financial Information

1. Review and recommend for approval by the Board of Directors, all interim financial statements and management's discussion and analysis, and any other financial information to be included in the Interim Filings that are published or issued to regulatory authorities.

2. The Committee shall obtain reasonable assurance that the process for preparing these statements is reliable and consistent with the process for preparing annual financial statements.

3. Obtain certifications from the Chief Executive Officer and the Chief Financial Officer (and considering the external auditors' comments, if any, thereon) to their knowledge that the quarterly financial statements, together with any financial information included in the quarterly MD&A, fairly represent in all material respects the Company's financial condition, cash flow and results of operation, as of the date and for the periods presented in such filings.

4. Review any other matters required to be communicated to the Audit Committee by the external auditor under generally accepted auditing standards, applicable law or listing standards.

C. Risk Management, Accounting, and Internal Controls

1. Review and evaluate the critical areas of risk and exposure as determined by management for the Company including but not limited to: insurance protection, environmental, health and safety issues, industry factors, treasury/credit including derivatives, counter-party credit risk, and other areas as determined from time to time.

2. Review any emerging accounting issues and regulatory initiatives and their potential impact on the company's financial statements and other public disclosures.

3. Review and approve all significant related party transactions.

4. Obtain reasonable assurance from discussions with and/or reports from management, the external auditor, and the internal auditor that the company's accounting systems and internal control systems are reliable, effective, and comply with authorities.

5. Direct the external auditor's examinations to specific areas as deemed necessary by the Committee.

6. Review significant control weaknesses identified by the external and the internal auditor, along with management's response.

7. Review management representations regarding salaries and wages, source deductions, tax obligations and environmental liabilities or judgements.

D. External Auditor Independence

The Audit Committee shall ensure that the External Auditor understands their ultimate accountability to the Board and the Audit Committee, as representatives of the Company's shareholders.

The External Auditor shall report directly to the Audit Committee.

Strengthen and preserve external auditor independence by:

- holding periodic in-camera sessions with the external auditor;
- approving, in advance, all non-audit engagements undertaken by the audit firm for the Company after assessing their impact on the external auditor's objectivity and independence;
- assessing the performance of the external auditor and developing resolutions related to the reappointment or any proposed change in external auditors to the Annual Meeting of Shareholders;
- discussing with management and the external auditors, the rotation plan (including the timing and process for implementing the plan) for all of the audit partners active on the engagement;
- reviewing the co-operation received by the external auditor from management;
- receiving from the external auditor a letter which summarizes the non-audit services provided during the year and declaring their independence from the Company;
- ensuring the establishment of policies relating to the Company's hiring of employees or former employees of the external auditor if such individuals have participated in the audit of the Company, as required by law; and
- reviewing a report from the external auditor describing:
  - the firm's internal quality control procedures; and
  - all relationships between the external auditor and the Company.

E. Internal Audit

1. Strengthen and preserve the independence of Internal Audit by having regular in-camera sessions with the Internal Auditor.

2. Approve the appointment, replacement, reassignment, or dismissal of the Director of Audit Services.

3. Review and evaluate the scope, risk assessment, and nature of the internal audit plan and any subsequent changes, including linkage to business objectives and management's success and risk factors.

4. Consider and review the following issues with management and the Director of Audit Services:
   - significant findings of internal audit as well as management's response to them
   - any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information
   - the internal audit department budget and staffing
   - the internal audit charter
   - compliance with *The IIA's Standards for the Professional Practice of Internal Auditing*

5. Direct Internal Audit to any specific areas the Committee deems necessary.

6. Review the annual performance and compensation of the Director of Audit Services.

F. Ethical and Legal Conduct

1. Review and evaluate the adequacy of systems and practices in place to provide reasonable assurance of compliance with laws, regulations, and standards of ethical conduct, with respect to the financial affairs of the Company.

2. Receive and review updates from management and general counsel on compliance matters and litigation claims or other contingencies that could have a significant impact on the financial position or operating results of the Company.

3. Establish procedures for:

   (a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and
   (b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

4. Require reporting of all fraudulent and illegal acts to the Committee along with management's response to them.

G. Other

1. Annually review the Audit Committee Charter and recommend appropriate changes to the Board of Directors.

2. Annually self-assess whether the Audit Committee has carried out the responsibilities defined in the Audit Committee Charter and report these results to the Board of Directors.

3. Arrange for disclosure of or appropriate access to the Audit Committee Charter for all shareholders of the Company including posting the Charter on the Company's website.

4. The Audit Committee will undertake development and education activities as deemed appropriate.

5. Annually review management's succession plans for financial and auditing staff, and approve the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer.

6. Hold in-camera sessions on a quarterly basis and at the discretion of the Chair.

7. Perform any other activities consistent with this Charter, the Company's bylaws and governing law, as the Committee or Board deems necessary or appropriate.

8. Review and evaluate management's disaster recovery and business resumption plans including the results of testing those plans.

9. Annually review the Company's disclosure controls and procedures and submit any recommended revisions to the Nominating/Corporate Governance Committee for review and approval.

APPENDIX E – SHAREHOLDER PROPOSAL

Northwest & Ethical Investments L.P., 800-1111 West Georgia Street, Vancouver, British Columbia, V6E 4T6 has submitted a Shareholder proposal in the form of a proposed resolution (the "NEI Resolution") to be considered at the Annual and Special Meeting of the Shareholders of Company to be held on March 10, 2010. The Company has, and assumes, no responsibility for the content of the NEI Resolution and related supporting statements, including the opinions expressed or the accuracy of any statements contained therein.

The Board of Directors of the Company Recommends Shareholders Vote Against the NEI Resolution.

This NEI Resolution is as follows:

Whereas:
The Carbon Disclosure Project (CDP), representing 475 institutional investors and $55 trillion USD in assets, sends an annual survey to Canada's largest 200 corporations requesting that companies disclose their climate change strategies. Over 77 percent of Canadian companies, by market capitalization, responded to the CDP questionnaire in 2009, however Viterra did not. Viterra has also failed to disclose investment-relevant information in regulatory filings concerning its greenhouse gas (GHG) emissions and the risks and opportunities facing the company in relation to climate change.

Corporate disclosure of climate change risks and opportunities, strategies and GHG emissions inventories are essential for investors looking to assess the strengths and weaknesses of corporate securities. While GHG emissions may present material risk of increased costs to the company's operations related to regulatory requirements, the physical risks of climate change are also particularly material for agricultural businesses. Global food and feed production levels will be affected by climate change as floods, droughts, severe storms, adverse weather conditions increase, all of which have the potential to impact the viability of crops, and therefore Viterra's business model.

In 2007, the *Intergovernmental Panel on Climate Change's* Fourth Assessment Report stated that, between 1970 and 2004, agriculture contributed 13.5% of total anthropogenic global greenhouse gas (GHG) emissions. The report also stated that there was significant mitigation potential in the forest and agriculture sectors. Corporations that choose to proactively address GHG emissions and consider the risks of climate change will be better positioned for a carbon-constrained future.

In February 2008, the Ontario Securities Commission issued *Staff Notice* 51-716 to provide guidance on what issuers should be disclosing regarding environmental matters. The staff notice came after the OSC reviewed a sample of issuers and found environmental disclosure inadequate. The OSC reaffirmed that environmental risks are material to investors and that audit committees have fiduciary responsibility to review such disclosures while providing oversight of the underlying risk control framework.

In November 2008, the Canadian Institute of Chartered Accountants (CICA) published *Building a Better MD&A: Climate Change Disclosures*, highlighting the need for disclosure of climate-related risk more specifically. The CICA states that '...sooner or later climate change will affect, either directly or indirectly, the business operations and financial performance of many Canadian companies, large and small, in most sectors.'

As an agri-business Company, Viterra is both affected by climate change and has direct and indirect impacts on climate change. Despite this exposure, investors are not provided with sufficient information on the risks and opportunities associated with climate change or on corporate or on corporate strategies for risk mitigation.

Be it Resolved that: The Board of Directors provide a report to Shareholders by September 2010, prepared at reasonable cost and omitting proprietary information, describing how Viterra is assessing the impact of climate change on the corporation, the corporation's plans to disclose this assessment to Shareholders, and, if applicable, the rationale for not disclosing such information in the future through annual reporting mechanisms such as the Carbon Disclosure Project.

Recommendation:

Viterra management recommends against the resolution pursuant to the following considerations:

- Management acknowledges the significance of the issue as well as the potential for business implications to the company and has been in discussions with NEI with respect to their proposal.
- Viterra has an internal team developing a company-wide strategy for addressing climate change issues related to risks, opportunities, measurement, and reporting.
- The Company is in compliance with greenhouse gas regulatory reporting requirements in North America[1]. Viterra Australia has reported greenhouse gas emissions and energy use information as required under national legislation and participated in the Carbon Disclosure Project (CDP) for the first time, voluntarily reporting on its management of climate change including the impact and risks and opportunities.
- The NEI Resolution asks for a report to shareholders by September 2010 "*...describing how Viterra is assessing the impact of climate change on the corporation, the corporation's plans to disclose this assessment to shareholders...in the future...*". Given that Viterra is developing a company-wide strategy on this issue, management asserts that the September 2010 timeline is too early for such a report and will not allow the Company to provide information in a meaningful way for the following reasons:
  - With Viterra's new expanded geographic and organizational scope (the Company's acquisition of ABB Grain only closed on September 23, 2009), there are significant measurement and technical issues to resolve in order to provide meaningful data comparable across the company (e.g., organizational and operational boundaries, determination of a standard measurement protocol, data management system implications, method of public disclosure). We will be working to resolve these issues through 2010.
  - The competitive implications of disclosure of this information (i.e., beyond what is required to meet regulatory requirements) must be understood prior to making public disclosures.
  - September is in the middle of Viterra's fiscal year. A report to Viterra's 80,000 plus Shareholders, outside of its annual reporting process, would be very costly. The Company believes that once it has completed the work described above, that it is best to provide a report in concert with the annual reporting cycle.

In summary, Viterra acknowledges climate change as an issue for society and for the company. Viterra has taken and continues to take steps to understand its climate change impacts, risks and opportunities and is developing an overall corporate strategy on this matter. Although this is currently ongoing, September 2010 is too early to provide meaningful information for Shareholders.

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[1] Greenhouse gas emissions quantities at Viterra facilities in North America are below regulatory reporting thresholds.





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Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on March 10, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 4:00 pm, Toronto Time, on March 8, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!



To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free



To Vote Using the Internet

- Go to the following web site: www.investorvote.com



To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup".

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

00PEIA




Appointment of Proxyholder

I/We, being holder(s) of Viterra Inc. (the "Corporation") hereby appoint:
Thomas Birks, Chairman of the Board, or failing him, Perry Gunner, Deputy Chairman of the Board, or failing him, Thomas Chambers, Chairman of the Audit Committee, or failing him, Mayo Schmidt, President and CEO

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. ☐

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of **Viterra Inc.** to be held at The Sheraton Suites, Eau Claire, 255 Barclay Parade SW, Calgary Alberta on March 10, 2010 at 2:00 p.m. (MST) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Thomas Birks	☐	☐	02. Vic Bruce	☐	☐	03. Thomas Chambers	☐	☐
04. Paul Daniel	☐	☐	05. Bonnie DuPont	☐	☐	06. Perry Gunner	☐	☐
07. Tim Hearn	☐	☐	08. Dallas Howe	☐	☐	09. Kevin Osborn	☐	☐
10. Herb Pinder, Jr.	☐	☐	11. Larry Ruud	☐	☐	12. Mayo Schmidt	☐	☐
13. Max Venning	☐	☐						

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For Withhold

2. Appointment of Auditors

To appoint Deloitte & Touche LLP as auditors of the Corporation for the ensuing year and authorize the directors to fix their remuneration. ☐ ☐

For Against

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3. Shareholder Proposal

Proposal is set out in Appendix "E" to the Management Information Circular. ☐ ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s) ☐

Date / /

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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00PEJF